9/6

06017663

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carso Global Telecom, S.A. de C.V.

*CURRENT ADDRESS Avenida Insurgentes Sur No. 3500, piso 5
Edificio Telmex, Colonia Peña Pobre, C.P. 14060
México, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 25 2006
THOMSON FINANCIAL

FILE NO. 82- 4377

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mm

DAT : 10/19/06

82-04379

12-31-05

AR/S

CARSO GLOBAL TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

INSURGENTES SUR # 3500, COL. PEÑA POBRE
MEXICO, D.F., C.P. 14060

ANNUAL REPORT FILED PURSUANT TO THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS FOR THE YEAR ENDING ON DECEMBER 31, 2005

Ticker Symbol: "TELECOM"

Series-"A-1" Ordinary Shares, without par value corresponding to the fixed minimum capital not entitled to withdrawal that are outstanding as of December 31, 2005:

3,497,375,500 Shares of Series "A-1"

The securities of Carso Global Telecom, S.A. de C.V. are registered in the Securities Section of the National Registry and are listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). Inscription in the National Share Registry does not certify the creditworthiness of the security and solvency of the issuer.

SECTION I: INFORMATION ABOUT CARSO GLOBAL TELECOM

SECTION II: INFORMATION ABOUT TELÉFONOS DE MÉXICO, S.A. DE C.V.

SECTION 1: INFORMATION ABOUT CARSO GLOBAL TELECOM

1) GENERAL INFORMATION

a) Glossary of Terms and Definitions

ADS	American Depositary Shares
ADR's	American Depositary Receipts Shares
América Telecom	América Telecom, S.A. de C.V.
América Móvil	América Móvil, S.A. de C.V.
Banco Inbursa	Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa. (Full-Service Bank)
BMV	Mexican Stock Exchange
CETES	Treasury Certificates
CICSA	Carso Infraestructura y Construcción, S.A. de C.V.
Company or CGT	Carso Global Telecom, S.A. de C.V.
CNBV	National Banking and Securities Commission
COFECO	Comisión Federal de Competencia (Antitrust Commission)
COFETEL	Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission)
Provisions	General Provision applicable to securities issuers and other participants in the stock market, published in the Federal Official Gazette on March 19, 2003.
Dollars	Legal currency of the U.S.
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization. Also known as operating flow.
USA	United States of America
GCarso	Grupo Carso, S.A. de C.V.
GFInbursa	Grupo Financiero Inbursa, S.A. de C.V.
IDEAL	Impulsadora del Desarrollo y el Empleo en América Latina, S.A. de C.V.
IMCP	Mexican Institute of Public Accountants
Indeval	S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores (Securities Deposit)
Inversora Bursátil	Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa. (Full-service Bank)
LGSM	General Corporation and Partnership Law

LIBOR	London Interbank Offer Rate.
LMV	Securities Exchange Law
Mancera	Mancera, S.C., member of Ernst & Young Global.
Mexico	United Mexican States
New LMV	New Securities Exchange Law, published in the Official Gazette of the Federation on December 30, 2005
GAAP	Generally Accepted Accounting Principles
Pesos	Legal currency of Mexico (MXP)
PIB	Gross Domestic Product
RNV	National Share Registry
SBC	SBC Communications, Inc.
Telmex	Teléfonos de México, S.A. de C.V. and Subdidiaries

b) Executive Summary

The Company was incorporated on June 24, 1996 as a result from the spin-off from GCarso that was approved by the general extraordinary shareholders' meeting held on April 30, 1996.

The purpose of such spin-off was to separate the ownership of Telmex and other companies' shares in the telecommunications industries. This implied the rights to various ADS option and sale agreements corresponding to Telmex shares.

The Company is solely a stockholder; therefore, it does not have employees and the administrative services are rendered by an affiliated company. To December 31, 2005, 70.89% of Telmex' shares entitled to vote were directly or indirectly owned by the Company. Although the Company effectively manages its subsidiaries through the board of directors, such subsidiaries are operated independently by their management.

The Company's operations are carried out fundamentally through its subsidiary, Telmex. The Company's equity interest in Telmex to December 31, 2005 totaled 44.97% of all Telmex' outstanding shares (including non-voting shares). As of said date, the Company had 9.913 billion[1] shares.

In September 2000, Telmex announced that it was splitting from the cellular telephone business and from the majority of its international investments to create Américan Móvil. Telmex transferred to Américan Móvil part of its assets, liabilities and capital mainly related to the cellular telephone business and various international investments. The purpose of said split was to create two companies with different management. Each would be focused in its own business in order to quickly and efficiently capitalize the challenges and opportunities that could arise in the markets. Consequently, Telmex' shareholders received an equivalent number of Américan Móvil's shares in proportion to the number of Telmex stock they owned.

---

[1] Billion: 10^9 [translator's note].

Once Américan Móvil's registration process was approved by the Mexican and foreign authorities, its series-L and series-A shares, as well as its ADS, were listed in the NY and Madrid Stock Exchange during the first quarter of 2001.

In 2000, SBC entered into two trust agreements with Banco Inbursa, which contributed shares of capital stock from both Telmex and Américan Móvil. Said agreements are still in force and effect. Furthermore, at the beginning of 2001, the Company converted Telmex' series-L shares with limited voting rights into series-AA shares

In order to separate the ownership of Américan Móvil (whose principal activity is cellular telecommunications and various international investments) shares from the Company, the Company approved a spin-off at its general extraordinary shareholders' meeting dated November 30, 2001. Consequently, on December 5, 2001 America Telecom was incorporated. Therefore, as of said date each of these companies operates independently and has the capacity to manage its own assets.

Once the split was authorized whereby the Company became the spinning off party and America Telecom became the spun-off company, the Company's principal investment was placed mainly in Telmex, comprising 99% of its assets.

The execution of the resolutions adopted by the Company's general extraordinary shareholders' meeting in which the split was approved, during May 2002 the certificates issued by the spun-off company were handed in. The Company's shareholders received one share of paid capital stock of America Telecom for each share of the Company's capital stock. Because these shares were deposited in Indeval, the exercise of this right was carried out pursuant to the applicable legal and administrative procedures.

To December 31, 2005, there were 3,497 million shares of capital stock outstanding of the Company that were completely subscribed and paid. The price per share at the close of the 2005 fiscal year in the stock exchange was $27.44 MXP per share. In September, it reached the lowest price at $17.95 MXP per share.

The following table shows the price variations for the Company's shares, as well as the amount of the price and trading index, as if these were comparable indexes. The first amount corresponds to the price at the close of the fiscal year ending on December 31, 2004, equivalent to 100.



Performance of the Shares of Stock
(Dec04 = 100)
150
140
130
120
110
100
90
80
70
Dic-04
Ene-05
Feb-05
Mar-05
Abr-05
May-05
Jun-05
Jul-05
Ago-05
Sep-05
Oct-05
Nov-05
Dic-05
IPyC
Telecom A1

[Space left blank intentionally]

The selected consolidated financial information shown below is partially based upon the Company's audited financial statements that were prepared by the Company and audited by Mancera, as external auditors. The selected financial information should be read with the audited financial statements to December 31, 2005.

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Constant MXP to December 2005
(Except for the share average)

Description	2005	2004
Net Sales	162,948,104	144,677,412
Operational Profit	49,016,600	42,868,361
Majority Net Profit	11,114,475	8,857,729
Majority Net Profit per Share	3.14	2.47
Investments in Fixed Assets	23,435,861	20,235,836
Depreciation and Amortization of the Fiscal Year	24,416,503	25,780,459
Total Assets	258,439,105	272,784,146
Total Long Term Liabilities	101,253,672	106,008,343
Consolidated Net Worth	93,598,047	94,550,593

Data		
Majority Net Profit	11,114,475	8,857,729
Share Average (millions of shares)	3,529.60	3,583.20
Majority Net Profit per Share	3.14	2.47
Investments in Fixed Assets	23,435,861	20,235,836

c) Risk Factors

The Company and its subsidiaries may be exposed to structural changes due to economic and financial adjustments that occur in the national and international market.

Below are the risk factors that the Company believes could have a major impact on its operation earnings. These should be taken into consideration by the investing public.

The risks and uncertainties described in this report are not the only ones faced by the Company; nevertheless, this report aims at describing the most important risks. There may be other risks that affect its operations and activities.

Risks Related to the Company's Strategy

Regarding the Company's business strategy, its principal assets are shares of Telmex. The value of the Company's shares is related to that of Telmex. Pursuant to the foregoing, the Company faces the same risks as Telmex. (See: Risk Factors for Telmex in Section 2 herein).

Risks Related to the Volatility of the Share's Price

The Company's shares are subject to volatility. The volatility of the price of the Company's shares as a holding company is related to the volatility of Telmex' shares.

Risks Related to the Debt of the Issuer

The Company carries out financing operations in which it uses Telmex stock as a guarantee. If the price of Telmex' shares in the stock exchange is reduced more than the preset parameters of said financing plan, the Company will be obligated to give cash as a complementary guarantee.

The financial expenditure of the Company's non-consolidated debt must be paid with the funds from the dividends decreed by Telmex, its principal subsidiary, in regard to the fee paid by Telmex for technical and financial assistance aside from revenue from financial operations. Consequently, if Telmex' financial situation deteriorates to a degree whereby it cannot pay dividends or such fee, the Company will face liquidity problems that will place it at risk to comply with its financial obligations.

Approximately, 65.45% of the Company's non-consolidated debt at the close of the 2005 fiscal year was set in foreign currency, whereby 61.43% corresponds to long term. The total amount of the Company's non-consolidated flows is set in Pesos; therefore, a significant variation in the exchange rate may affect its payment capacity.

Risks Related to the Spin-off from the Company

The spin-off significantly changed the Company's Operations and Financial Situation.

The Company's extraordinary shareholders' meeting dated November 30, 2001 approved the spin-off of all the shares of AMX' capital stock owned by the Company among other assets and liabilities. Once the aforementioned spin-off was concluded the operations that the Company maintained indirectly consisted in those carried out by Telmex, its subsidiary. These basically consisted in services related to the fixed telephone services in Mexico, including internet and transmission of data and which had the least possible growth in the future than the ones split.

Risks Related to Majority Shareholders and the Structure of the Capital

The Company has authorized 3,935,077,043 series-A1 shares. As of December 31, 2005, 3,497,375,500 shares were outstanding. At the close of 2005, approximately 82% of the outstanding shares were directly or indirectly owned by Mr. Carlos Slim Helú and members of his immediate family. Said persons have the power to appoint the majority of the members of the board of directors and determine the earnings of other shares requiring the shareholders' vote.

Shareholder's Risks

The Company's assets are comprised fundamentally by shares in its subsidiaries. This could be considered a risk factor.

Transactions with Affiliated Companies that Create Potential Conflict of Interests

The Company carries out operations with financial and business affiliates such as Telmex, GFInbursa and its subsidiaries and GCarso within the normal course of business and pursuant to market conditions. Operations with affiliates can generate potential conflict of interests. (See: Management and Operations with Related Parties and Conflict of Interests in Section I, number 4, item b) of this Report).

Risks Related to Telmex Operations in General

The Increase In Competition In Mexico And Other Countries In Which Telmex Operates Could Have An Adverse Affect On Its Revenue And Profitability.

Telmex faces steep competition in Mexico and other countries where it operates that could cause a decrease in potential clients as well as in revenue and profitability. In many of these countries, authorities continue to issue new licenses and concessions to new telecommunications market participants. This has increased competition in said countries. Moreover, technological developments are increasing the additional competition in other markets; for example between wireless and fixed operators.

The local competition in Mexico, specifically among wireless service providers has increased since 1999. To December 2005, there are approximately 47.5 million cellular lines in service; compared with approximately 19.5 million fixed lines in service and of which 18.4 million form part of the Telmex network. Currently, authorities have granted licenses to 20 local operators of fixed lines, mainly in Mexico City, Monterrey, Puebla and other large cities.

Telmex has a new competition from cable television suppliers who recently have been authorized by the Communications and Transportation Department to supply voice transmission services to local fixed lines operators in Mexico. Additionally, in April 2006, the Mexican Congress passed amendments to the Federal Telecommunications Law and the Federal Radio and Television Law in order to permit radio and television companies to submit requests for authorizations to provide telecommunication services.

The consequences of the competition are uncertain and will depend upon a great variety of factors, such as: the economic conditions, increased regulations, the reaction of our clients and competition, as well as the effectiveness of the measures that are adopted. An increase in sector's competition may affect earnings of Telmex and consequently those of the Company.

The Regulation Of The Dominant Operator And Other Regulation Events May Damage Telmex' Operations By Limiting Its Competitive Capacity And Strategy For Profitability.

Telmex' operations are subject to an extensive regulation and may be affected by the amendments to legislation, regulation or regulating policy. Specifically, the Federal Antitrust Commission or COFECO ruled that Telmex is an economic agent with significant power in certain telecommunications markets. The law establishes that authorities may impose additional regulations to a powerful operator. In previous years, Federal Telecommunications Commission or COFETEL issued regulations that specifically apply to us as a dominant operator. We challenged such regulations before the Mexican Supreme Court and won. We cannot foresee if the COFECO or COFETEL will establish new resolutions or regulations that are very similar to the aforementioned or if the judicial proceedings will be successful. We believe that if the dominant operator regulations are established eventually, the new rules and corresponding regulatory procedures shall reduce the flexibility to adopt competitive rate policies.

The Dispute In The U.S. Against Mexico Before The World Trade Organization Will Result In Changes To The Regulation That May Affect Telmex' Business.

In August 2000, the U.S. filed before the World Business Organization (WBO) a request to solve the controversy between Mexico about illegal barriers in the competition in the Mexican telecommunication market. In June 2004, the Mexican and U.S. governments reached an agreement that established the elimination of the proportional rate reimbursement system, the elimination of uniform liquidation rates as well as the requirement for the long distance operator with the largest rate proportion negotiates the liquidation rate in behalf of all the other long distance operators. Likewise, Mexico agreed to establish new resolution in July 2005 to authorize the resale for outgoing international long distance as well public telecommunication services. We think that the regulation changes will probably affect the future operation and revenue. It will particularly affect long distance resale. We believe that it will reduce the pressure on the prices that is currently being charged to clients for these services.

Telmex' Revenue Will Be Affected Adversely If The Pattern Of Use Is Changed.

The fixed line network services faces steeper competition because of the change in use resulting from the adoption of new popular technologies, including wireless equipment for voice and other communications and the subsequent fixed telephone equipment by these technologies. We believe that increasingly a larger proportion of the calls that could have been made previously by the fixed network are being made by wireless telephones and through IP voice services outside the network; therefore, Telmex does not receive any revenue whatsoever. We cannot guarantee that this process will not adversely affect the volume and operational earnings for Telmex and consequently for the Company.

Telmex Has Invested In Inexperienced Countries And It May Be Incapable Of Resolving The Challenges And Facing The Risks.

Telmex has invested in a growing number of telecommunication businesses outside its principle activities as a fixed telephone service provider and telecommunication services in Mexico. Moreover, Telmex plans to keep investing in the rest of Latin America. These investments have been made in some inexperienced countries and may involve risks that they were not exposed to before.

Some of these investments are in countries that may face risks other or greater than Mexico such as Brazil, Chile, Argentina, Peru and Colombia. Telmex has agreed to make important investments in Venezuela. The Company cannot be certain that these investments will be successful. (See: Telmex' Risk Factors and Regulation in Section 2 of these presents).

Risks Related to Events in Mexico and Other Countries.

The economic, political and social conditions in Latin America may adversely affect Telmex' operations.

The Company's financial performance may be adversely affected in general by the political, economic and social conditions of the Latin-American countries where Telmex and its subsidiaries operate. We must recall that several Latin-American countries, including Mexico and Brazil, have suffered significant political, economic and social crisis in the past, which may be repeated in the future. The instability of the region has been caused by various factors, including the following:

- Government's considerable influence over local economies;
- Great fluctuations in economic growth;
- High level of inflation;
- Changes in currency value;
- Controls on currency exchange or restrictions on monies transfer abroad;
- High local interest rates;
- Controls on prices and salaries;
- Government changes in economic and fiscal policies;
- Imposition of commercial barriers;
- Unexpected regulation changes; and
- Political, social and economic instability in general.

The existence of adverse economic, political and social conditions in Latin America could slow down the demand for services and cause uncertainty about the environment in which Telmex operates. This could have an important adverse affect on Telmex.

Change in the Mexican Federal Government

In 2006, presidential elections were held in Mexico. However, we cannot predict the results. As a result of the possible changes in the governmental structures and in the prevailing economic models and strategies in Mexico and the possibilities of post-electoral conflicts, the legal and financial conditions necessary to develop the business of the Company's subsidiaries may be affected. This could influence the subsidiaries' earnings and consequently, the Company's earnings.

Influence of Internal Decisions of the US Economy in Worldwide Markets

The increase in interest rates in the US significantly affects the operations in the stock exchanges around the world since the worldwide investors modify their investment decisions based upon variations to the risk level in the US. In turn, this generates movements in the price index for debt instruments and capital traded in the Mexican and worldwide stock exchanges.

d) Other Secutiries

In August 1996, the Company registered its shares of capital stock in the Security Section of the RNV within the CNBV in order to be listed on the BMV.

Currently, the Company has the following securities registered in the RNV:

Medium-Term Notes

In July 2000, the Company issued an unsecured medium-term note for 356,180,900 UDI (Investment Units) with a seven year term, redeemable upon maturity, July 20, 2007. The interests are payable per semester at a 7.50% annual interest rate. To May 31, 2006 the value of UDI was $3.684597. To date, the Company is up-to-date in the interest payments owed to the holders of this unsecured note.

Short-Term Stock Market Certificates

By official communiqué DGE-153-345-366 dated October 14, 2005, the CNBV authorized the Company with a line of short-term stock market certificates up to an amount of $2 billion MXP. Their maturity date was set for November 20, 2006. To December 31, 2005, this line was completely available.

Later, by official communiqué DGE-153-345440 dated November 8, 2005, the CNBV authorized a new line of short-term stock market certificates for an amount equivalent to $2.5 billion MXP. Their maturity date was set for December 4, 2006. To December 31, 2005, the Company had employed a total of $2.15 billion MXP.

To May 31, 2006, the Company had employed (i) $1.05 billion MXP covered by official communiqué DGE-153-345-366; and (ii) $2 billion MXP covered by official communiqué DGE-153-345440; thus trading short-term stock market certificates for the aforementioned amounts. To date, the Company up-to-date in the interest payments owed to the holders of the aforementioned short-term stock market certificates.

Stock Market Certificates

By official communiqué DGE-310-14610 dated July 1, 2002, the CNBV authorized the Company to issue stock market certificates for up to $7 billion pesos. The term of the program is 2.5 years while the said program's issuance shall be effective for 1 to 40 years. Again, Inversora Bursátil acted as the broker.

To May 31, 2006, five issuances have been made by such program for the total amount of $6.35 billion pesos with the following characteristics:

1. The first issuance was made on August 29, 2002 for an amount of $1 billion pesos and a maturity date of August 23rd, 2007;

2. The second issuance was made on December 5, 2003 for an amount of $1.35 billion pesos and a maturity date of November 28, 2008;

3. The third issuance was made on September 10, 2004 for an amount of $1 billion pesos and a maturity date of September 4, 2008;

4. The fourth issuance was made on September 10, 2004 for an amount of $750 million pesos and a maturity date of September 2nd, 2010;

5. The fifth issuance was made on November 26, 2004 for an amount of $2.25 billion pesos and a maturity date of October 23, 2008.

Inversora Bursátil and the brokerage firm BBVA Bancomer were the brokers of said issuances.

The table corresponding to the details of said stock market certificates is found below:

ISSUANCE OF STOCK-MARKET CERTIFICATES IN 2004									
Issuer	Program Official Communiqué	Program Amount	Ticker	Amount Placed	Term	Date of Issuance	Maturity Date	Interests	Placement Broker
CGT	DGE-310-14610	7,000,000,000	Telecom 02	1,000,000,000	1,820 dias	Ago-02	Ago-07	cete 182d+1.25	Inversora Bursátil Bancomer
CGT	DGE-615-230105	7,000,000,000	Telecom 03	1,350,000,000	1,820 dias	Dic-03	Nov-08	cete 91d+1.20	Inversora Bursátil Bancomer
CGT	DGE-572-186542	7,000,000,000	Telecom 04	1,000,000,000	1,455 dias	Sep-04	Sep-08	cete 28d+0.75	Inversora Bursátil Bancomer
CGT	DGE-572-186542	7,000,000,000	Telecom 04-2	750,000,000	2,183 dias	Sep-04	Sep-10	cete 91d+1.10	Inversora Bursátil Bancomer
CGT	DGE-783-343753	7,000,000,000	Telecom 04-3	2,250,000,000	1,427 dias	Dic-04	Nov-08	cete 91d+1.20	Inversora Bursátil Bancomer

To May 31, 2006, the Company is up-to-date in the interest payments of the aforementioned securities.

The Company delivered to both the CNBV as well as the BMV the corresponding quarterly and annual information pursuant to the LMV and the Provisions. This includes the annual information regarding the annual ordinary shareholders' meeting, the board of directors' report submitted to the meeting, the statutory auditors' report pursuant to Article 166 of the LGSM, the annual financial statements audited by Mancera and other applicable information. In the case of the financial information that is reported quarterly, this is filed in an accumulated manner and is accompanied by the corresponding information for the previous year.

Moreover, the Company has submitted in a complete and timely manner from its incorporation up to this report, the reports that the applicable Mexican and foreign legislation require concerning significant events and periodical information. (See- Telmex' Other Security in Section 2 of these presents).

e) Significant Changes to the Rights of the Securities Registered in the RNV

To date, there have been no significant changes to the securities' rights that the Company has registered in the RNV, nor have new issuances or modifications of any kind of the Company's securities been carried out; except for the issuance in commercial paper, stock market certificates and mid-term notes previously approved by the CNBV and revealed to the investing public. These are described in section d) above.

f) Public Documents

The Company's annual report to December 31, 2005 was submitted pursuant to the applicable legal provisions of said date to the BMV and the CNBV. It is available for investors at the following webpage:

www.bmv.com.mx
www.cgtelecom.com.mx

Likewise, investor who so which may request a copy of this report at the Company's Investor Relations Department with:

Mr. Jorge Serrano Esponda
Telephone: 5625-4900 ext. 1460
E-mail: jserranoe@inbursa.com.

2) The Corporation

a) Issuer's Background and Development

Name

The Company is a variable capital business corporation that was incorporated under the laws of Mexico. The name of the Company is Carso Global Telecom, S.A. de C.V. Its ticker code in the BMV is "TELECOM".

Incorporation

The Company was incorporated as a variable capital business corporation as certified by public deed 107,113 dated June 24, 1996 granted under the hand and seal of Notary Public No. 20 in and for the Federal District, Mr. Felipe del Valle Prieto Ortega. Said instrument is duly recorded in the Public Commercial Registry of the Federal District under commercial folio 208,365 dated June 24, 1996.

Address and Telephone Number

The Company's principal offices are located in Avenida Insurgentes Sur No. 3500, piso 5, Edificio Telmex, Colonia Peña Pobre, C.P. 14060, México, D.F. The Company's telephone number is 52-44-08-02.

Background

The Company was result of the split from GCarso approved by the general extraordinary shareholders' meeting dated April 30, 1996. The purpose thereof was to separate the ownership of Telmex' shares from the other companies whose principal activity is in the telecommunications sector. This includes the rights to various call and put option agreements for ADS representing shares in Telmex, which is now América Móvil.

Background to the Acquisition of Telmex

GCarso headed the consortium that purchased a controlling equity interest in Telemex as a result of its privatization in 1990. At the date of the sale, Telmex' capital was comprised of 4.2412 billion shares;

whereby, 51% corresponded to series-AA and 49% to series-A. Series-AA shares entitled its holder to vote and were listed on the BMV. The structure of the 2.163 billion series-AA shares that were purchased by the consortium is shown below:

GCarso	12.9%
Southwestern Bell (SBC)	12.5%
France Telecom	12.5%
Various Mexican Investors	13.1%
Total Consortium	51.0%

In 1990, all the series-AA shares corresponding to Telmex' capital stock were transferred to a trust. In June 1991, as a result of the dividend payment in shares of Telmex whereby 1.5 new series-L shares for each Class "A" or "AA", the number of Telmex' outstanding shares increased to 10.603 billion shares, as shown below:

Shares series-AA	2.163 billion
Shares series-A	2.078 billion
Shares series-L	6.362 billion
Total	10.603 billion

In 1995, GCarso began to acquire series-AA shares corresponding to Telmex' capital stock owned by various Mexican investors and began to acquire options to by Telmex' ordinary shares in the market.

By virtue of the spin-off from GCarso and the incorporation of the Company on June 24, 1996, all Telmex' shares and options owned by GCarso were transferred to the Company.

In September 2000, Telmex announced that it was splitting from the cellular telephone sector and the majority of its international investments to create a new company, América Móvil. The purpose of the split was to create two companies with separate management that would be focused on its business. This would be a quickly and efficiently way to capitalize the challenges and opportunities that could arise in their corresponding markets. Telmex' shareholders proportionally received a number equivalent to the shares representing América Móvil' capital stock.

In November 2000, Telmex' spit became effective. Once the registration process for AMÉRICAN MÓVIL were approved by the Mexican and foreign authorities, América Móvil's shares of capital stock corresponding to series-L and A as well as its ADS began to be listed on the Mexican, New York and Madrid stock exchange during the first trimester of 2001.

América Móvil became the largest wireless service provider in Latin America and among the 10 largest in the world. América Móvil was comprised of the cellular telephone business in Mexico and the majority of the international investments that Telmex had carried out during the previous years.

On June 5, 2001, the Company announced that it would begin the spin-off process in order to transfer all the shares issued by América Móvil, owned by the Company, to a new shareholding company.

The spit was subject to the approval by the Company's general shareholders' meeting as well as the corresponding authorities. The Company's board of directors acknowledged that América Móvil' business activities faced regulations and that its business was different from Telmex'. Furthermore, the Company sought greater flexibility in its corporate structure.

The Company's general extraordinary shareholders' meeting dated November 30, 2001 approved the split and created the new corporation called America Telecom that would become the owner of América Móvil' shares, which until then was owned by the Company.

The purpose of the split was to improve the capacity of both the Company as well as Telecom in order to face future challenges and opportunities. Therefore, as of December, the Company's capital investment was concentrated in Telmex. Other minority investments also made up Telmex. America Telecom's capital investment was concentrated in América Móvil.

To create two different public companies through a split benefits both the Company and America Telecom since the management and corporate strategies will be specifically focused on the particular situation of each business. Each company may adopt a financial strategy to reflect their particular risks and potential profits.

America Telecom was incorporated on December 5, 2001 as a result of the spin-off from the Company. Said split became effective on January 2002.

Once the Company's split was authorized, as a spinning off Company, and America Telecom as a spun-off company, the Company's capital investment was concentrated mainly in Telmex, corresponding to 99% of its assets.

As of May 2002, pursuant to the resolution of the general extraordinary shareholders' meeting in which the split was approved, the share certificates were issued by America Telecom. The Company's shareholders received a paid share of America Telecom's capital stock. For each share of the Company's capital stock, Telecom exchanged the certificates corresponding to outstanding shares. Since said shares were deposited in Indeval, the exercise of this right was carried out pursuant to the applicable legal and administrative provisions.

Subsequent Event

In April 2006, Telmex and América Móvil agreed with Verizon Communications, Inc. or Verizon to acquire in equal parts, 28.5% of its equity interest in the Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an amount equivalent to U.S. $676.6 millions in cash. According to the laws of Venezuela, after the close of the acquisition of Verizon's equity interest in CANTV, Telmex and América Móvil will offer to acquire the remaining outstanding shares of CANTV from all of the shareholders at the price per share paid to Verizon and the remaining ADS of CANTV at the price payable for Verizon's ADS. Both the acquisition and the public offering are subject to regulatory approvals and other conditions.

Principal Investments

The following table shows the number of Telmex' shares and the percentage of shareholding in regard to the total number of shares of each series owned by the Company to May 31, 2006, to May 31, 2005 and to May 31, 2004, respectively. It is important to underline that in May 2005, Telmex split its shares as approved by the general extraordinary shareholders meeting, whereby each share was exchanged for two new shares. By virtue of the foregoing, the information on the table attached has been modified to show the effects of the split as if it had been carried out in 2004 in order for the figures to be comparable.

Series	Number of shares (thousands)			% of Equito Interest		
	31-May-06	2005	2004	31-May-06	2005	2004
AA	6,000,000	6,000,000	6,000,000	73.94	73.93	73.82
A	91,995	91,995	91,995	19.65	19.20	18.23
L	4,028,005	3,821,005	3,551,005	32.26	28.40	23.62

Subsequent Event
From the 1st to the 31st of May 2006; the Company acquired 207 million of Telmex' shares series "L" currently outstanding. Said acquisition represented a total cost of $2.522 billion MXP.

b) Business Description

The Company's strategy consists in keeping an equity interest in Telmex as well as identifying the best opportunities and seeking its development within the telecommunications sector; mainly in Latin American countries and the US Hispanic community.

x) Principal Activity

The Company is a holding solely of other companies' shares, mainly Telmex. Its principal operations are carried out by subsidiaries that provide telecommunication services at a national and international level to residential and commercial clients with wide range of activities.

To December 31, 2005, the shares issued by Telmex that are owned by the Company represent 81.2% of the total assets. This information is considered relevant so that the shareholders may form an opinion about the Company's financial situation.

Our subsidiary Telmex owns and operates the largest telecommunication system in Mexico. Telmex is the only national provider of fixed telephone lines. Furthermore, it is the main provider of long distance and local telephone services and internet in Mexico. It also provides other telecommunication services and related services such as directory, connection, internet, location services and interconnection services with other operators.

Additionally, Telmex owns interests in the telecommunication industries in Argentina, Brazil, Chile, Colombia, Peru and the United States ((See: *Information About the Company in Section 2 of these presents*).

xi) Distribution Channels

The Company is solely a shareholder; therefore, it does not carry out operation activities directly. Its operations are carried out by its subsidiaries, mainly Telmex. (See: *Information About the Company in Section 2 of these presents*).

iii) Patents, Trademarks, Licenses and Other Agreements

The Company does not own patents, licenses or trademarks or any other industrial or intellectual property rights. Its subsidiaries own industrial and intellectual property rights, including with out limitation patents, trademarks, licenses, among others. (See: *Information About the Company in Section 2 of these presents*).

iv) Principal Clients

The company does not have direct clients. Its clients are found at its subsidiaries' level, mainly Telmex. (See: *Information About the Company inserted in Telmex' Annual Report in Section 2 of these presents*).

v) Applicable Law and Taxes

The company is subject to compliance with the laws, regulations and provisions applicable to any variable capital business corporations, such as the Commercial Code, LGSM, LMV and all tax provisions.

Additionally, as a securities issuer, the Company is regulated by the LMV and the securities exchange provisions emanating therefrom. As of December 2005, a new legal framework was published in the Official Gazette of the Federation. Said new LMV became effective as of June 2006. Pursuant to its transitional articles of the new LMV, the Company shall have a term of 180 calendar days as of its effective date in order to adjust its bylaws according to the legal framework of the new LMV. (*For more details about the new LMV, see Section 4, subsection d) of the Bylaws and other agreements*).

Governmental regulation could damage Telmex' international business, since the Company is subject to extensive governmental regulation that could adversely affect it due to changes in laws, regulations and regulatory policies. Any authority with jurisdiction over Telmex' international business may adopt or amend regulations or take other actions that may adversely affect the Company.

Telmex is subject to certain provisions of the General Communication Law, the Federal Telecommunication Law, Telecommunication Regulation and its concessionaire. (See: *Regulation in Section 2 of these presents*).

By official communiqué 325-SAT-VII-C-10003 issued by the Department of the Treasury and Public Credit on January 1, 1999, the Company and its subsidiary, Multimedia Corporativo, S.A. de C.V., were authorized to determine tax results over consolidated bases.

Likewise, Empresas y Controles en Comunicaciones, S.A. de C.V. was incorporated to the Company's tax consolidation as of the 2002 fiscal year.

On November 1, 2004, the Department of the Treasury and Public Credit authorized the transfer of Telmex' tax consolidation to the Company as of January 1, 2005 pursuant to the provisions of the Income Tax Law. This does not imply a tax dis-consolidation for Telmex nor for its subsidiaries nor a dis-incorporation of the tax consolidation system.

vi) Human Resources

Because the Company is solely a holding company, it does not have employees. Nevertheless, through its subsidiaries, it is one of the largest non-governmental employers in Mexico. (See: Human Resources Section 2 of these presents).

The Company does not have a direct relationship with any worker's union since it has no employees and is solely a shareholder.

vii) Environmental Measures

Because the Company is solely a holding company whose assets are comprised of shares in its subsidiaries, it does not have an environmental policy nor does it have certificates or acknowledgement regarding such.

viii) Market Information

The Company is solely a holding company whose principal investment is aimed at the telecommunications sector. During 2005, the Company and its subsidiaries kept their leadership position in the national market. The foregoing were top level participants in the telecommunications sector.

Both nationally and internationally, there are various groups that invest in telecommunication companies. This is the Company's direct competition. The positive aspects of competition for the Company are to create an experienced Latin American market, which in turn would allow the Company's management to acquire greater experience.

The negative aspects of competition for the Company are that basically there are several competitors in telecommunications sector; therefore, a greater effort must be made to keep its leadership position in the market. (See: *Market Information in Section 2 of these presents*).

ix) Corporate Structure

The Company is not part of any corporate group since it is solely a shareholder. To December 31, 2005, the Company has a 44.97% equity interest in Telmex' capital stock. This corresponds to 70.89% of the outstanding shares entitled to vote.

The Company is solely a holding company with direct or indirect equity interests in subsidiaries and affiliates. The Company's principal subsidiaries to December 31, 2005 are set forth in the table below:


CARSO GLOBAL TELECOM
MULTIMEDIA CORPORATIVO, S.A. DE C.V
99.99%
44.97 %
TELMEX *
EMPRESAS Y CONTROLES EN COMUNICACIONES, S.A DE C.V.
99.99%

The Company, through Telmex, has various subsidiaries. The following list shows the most important subsidiaries and investments accounted using the ownership method to December 31, 2005.

Name of Company	Country	Equity Interest to December 31 2005	2004
Subsidiaries			
Teléfonos de México, S.A. de C.V.		**70.89**[1]	**70.58**[1]
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	**100.0**	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	**100.0**	100.0.
Anuncios en Directorios, S.A. de C.V.	Mexico	**100.0**	100.0
Compañia de Teléfonos y Bienes Raices, S.A. de C.V.	Mexico	**100.0**	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	**100.0**	100.0
Teléfonos del Noroeste, S.A. de C.V. o Telnor	Mexico	**100.0**	100.0
Uninet, S.A de C.V.	México	**100.0**	100.0
Embratel Participaçoes S.A.	Brazil	**97.3** [1]	90.3 [2]
Empresa Brasileira de Telecomunicaçoes S.A. - EMBRATEL	Brazil	**97.3** [1]	90.3 [2]
Star One S.A.	Brazil	**77.8**[3]	72.2[3]
Telmex de Brasil, Ltda.	Brazil	**97.3**	**100.0**
Telmex Chile Holding, S.A.	Chile	**100.0**	**100.0**
Telmex Corp, S.A. (antes Chilesat Corp S.A.)	Chile	**99.7**	**99.3**
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	**100.0**	**83.4**
Telmex Argentina, S.A.	Argentina	**100.0**	**100.0**

Name of Company	Country	2005	2004
Subsidiaries			
Metrored Telecomunicaciones, S.R.L.	Argentina	**100.0**	**83.4**
Telmex Colombia, S.A.	Colombia	**100.0**	**100.0**
Telmex Perú	Peru	**100.0**	**100.0**
Empresas y Controles en Communicaciones, S.A. de C.V.	Mexico	**99.99**	**99.99**
Global Telecom, LLC	U.S.A.	**99.99**	**100.0**
Associates:			
Net Serviços de Comunicação, S.A.	Brazil	**37.1(4)**	
Grupo Telvista, S.A. de C.V.	Mexico	**45.0**	45.0
Technology and Internet, LLC	U.S.A.		50.0
Soluciones Integrales de Energía, S.A. de C.V.	Mexico	**34.5**	34.5

(1) Corresponds to shares controlled by Telmex.
(2) Corresponds to shares of control. To December 31, 2005, 72.3% of the outstanding shares of Embrapar (33.6% in 2004);
(3) Indirect control in equity interest.
(4) Corresponds to the percentage of equity interest in Embrapar in Net; therefore, Telmex' actual indirect equity interest in Net is 26.8%.

(1) Corresponds to shares of control. The actual equity interest in the total capital of Embratel Participaçoes is 63.9% and in Empresa Brasileira Telecomunicaçoes S.A.-Embratel is 63.1%.
(2) Investments are entered by using the equity interest method.

During 2005, Telmex made new acquisitions in companies. (*For more information, see Section 2 of these presents.*)

x) Description of Main Assets

The Company's main assets are represented by Telmex' shares. Approximately 81.20% of the Company's total assets are comprised of Telmex' capital stock.

As a result of the loan agreements executed by the Company, the former at times grants Telmex' shares as collateral (*See Chapter 3, Financial Information, subsection c) Information About Significant Loans*).

The guarantees may be excercised by the counterparts if the Company breaches its obligation to liquidate the loans.

xi) Judicial, Administrative or Arbitration Proceedings

The Company, as a holding, does not face any judicial, administrative or arbitration procedure to date. However, though its subsidiary Telmex does have pending procedures (*For more information about Telmex' judicial, administrative or arbitration procedures, see Section 2 of these presents.*)

xii) Shares of Stock Representing the Capital Stock

The Company's subscribed and paid capital is $1,176,784 MXP par value taking into consideration the shares repurchased by the Company pursuant to Article 14 B-3 of the LMV. Said capital is represented by 3,497 common, registered, without par value series-A1 shares corresponding to the minimum fixed portion of capital stock.

After its incorporation in 1996, the Company increased its capital stock, as approved by the general extraordinary shareholders' meeting dated October 1, 1996 by issuing 35'000,000 series-A1 shares. By virtue of the foregoing, the capital stock increased to the registered amount of $2,253'057,000 MXP, represented by 950'000,000 series-A1 shares.

Afterwards, the general extraordinary shareholders' meeting dated February 28, 2000 agreed to carry out a split of 4 new series-A1 shares for each of the foregoing. Therefore, the 950,000,000 series-A1 shares issued by the Company before the split increased to 3,800,000,000 series-A1 shares for the Company's capital stock.

In 2000 and 2001, the Company participated in two mergers as the merging company. The first was carried out with GT2000, S.A. de C.V., as merged company, and the second with Inveresci 2000, S.A. de C.V. and Banesci 2000, S.A. de C.V., as merged companies.

Subsequently, the Company has not amended its capital stock.

xi) Dividends

At the annual ordinary shareholders' meeting, the board of directors submitted the Company's financial statements for the previous fiscal year and their report to the shareholders. Once the shareholders' approved the financial statements, they determined the Company's net profit distribution for the previous fiscal year. By law, 5% of the aforementioned net profits must be separated into a reserve fund that will not be available for distribution until the amount of said fund reaches 20% of the Company's capital stock (before the re-expression thereof in pesos becomes effective). The excess amounts may be distributed to other reserve funds that the shareholders establish. The remainder net profit, if any, may be paid as dividends, as determined by the Company's shareholders' meeting or board of directors.

Series-A1 shareholders have equal rights per share and may be paid dividends and other payments, including any payment when liquidating the Company. Any payment may correspond to partially paid shares to the degree that said shares been paid at the moment of said payment is made. If said shares have not been paid, then they shall only be entitled to the portion that was paid.

The Company ordered dividend payments during the last three fiscal years because of its investments, payments and liabilities commitments. Moreover, it is important to underscore that the board of directors does not have an express policy about ordering dividend payment or advising about such at corresponding shareholders' meeting if profits exist for any fiscal year.

[Space left blank intentionally]

3) FINANCIAL INFORMATION

a) Selected Financial Information

The following remarks should be read together with the consolidated financial statements and commentary, including this annual report. Additionally, it is important to underscore that the Company's financial statements, as the indirect owner of various foreign investments, reflect the financial information reviewed and audited by qualified auditors in the countries where said investments are found. Therefore, the Company's external auditor when preparing his report, reviewed and analyzed the Company's own information and that of its national subsidiaries and the reports prepared by the foreign external auditors, basing his report on said information. This is revealed in external auditor's opinion that is attached to the Company's audited financial statements. (*See: Information in Financial Statements of CGT of these presents.*)

Our financial statements have been prepared to Mexican GAAP.

Pursuant to Mexican GAAP, our financial statements must acknowledge the effects of inflation. In particular:

- Non-monetary assets (including the plant, properties and equipment made in Mexico) and the net worth including inflation based upon the Mexican Index; foreign plant, properties and equipment are updated based upon the inflationary rate from the country of origin and converted to pesos using the effective exchange rate on the date of drafting the balance sheet;

- Profits and losses in spending power due to ownership of liabilities and monetary assets are acknowledged in the result statement, and all financial statements are set forth in pesos to December 31, 2005.

The consolidated financial statements include Telmex and its subsidiaries' accounts. The companies operate in the telecommunications sector or render services to companies in this line of work.

The minority interests shown in the financial statements attached basically refers to other shareholder's equity interest in Telmex.

The balances and operations between the Company and its important subsidiaries have been eliminated from the consolidated financial statements.

The following table shows the Company's selected financial information for the last three fiscal years, which comes from and must be read along with the Company's audited financial statements. Said statements have been audited by Mancera and are attached hereto as Annex 1.

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES
Selected Financial Information
Thousands of Pesos to December 2005
(Except for the average of shares taken into account)

Description	2005	2004
Net Sales	162,948,104	144,677,412
Operating Profit	49,016,600	42,868,361

Majority Net Profits	11,114,475	8,857,726
Majority Net Profits per Share	3.14	2.47
Investments in Fixed Assets	23,435,861	20,235,836
Depreciation and Amortization during the Fiscal Year	24,416,503	25,780,459
Total Assets	258,439,105	272,784,146
Total Long-Term Liabilities	101,253,672	106,008,343
Consolidated Net Worth	93,598,047	94,550,593

Data		
Majority Net Profits	11,114,475	8,857,726
Share Average (millions of shares)	3,529.60	3,583.20
Majority Net Profits per Common Shares	3.14	2.47
Investments in Fixed Assets	23,435,861	20,235,836

b) Financial Information related to business activities, geographic zone and sales from exportation

The Company is solely a shareholder; however, at a consolidated level through Telmex, its subsidiary, it partially renders local and long distance telephone services. (*See Financial Information Related to Business Activities, Geographic Zone and Sales from Exportation in Section 2 of these presents.*)

c) Information about Significant Loans

Loans Guaranteed by Telmex' Shares

During 2005, the Company took out loans for US $200 million USD from foreign banks with a maturity date in 2010. As a guarantee for said loans, the Company handed 11.49 million ADR's, which represent 229.96 million shares series "L" of Telmex, which shall be liberated once the loans mature.

To December 31, 2005, there are other guaranteed loans from previous years for $1.510 billion MXP with a maturity dates in 2006 and 2010. These are guaranteed by 96.37 million ADR's, which represent 1927.4 million shares series "L" of Telmex. For this financing, the Company pays interests at LIBOR rate plus a surcharge, which in current conditions fluctuates between 1.05% and 0.425%. The guaranteed loans generated interests for $812 millions in 2005 and $391 millions in 2004.

On April 15, 2005, a loan for US $100 million USD was liquidated. The amount of $1,116 million was paid for such loan whereby $1,106 million corresponds to the principal and $10 million corresponds to the interest accrued on the liquidation date.

Moreover, during 2004 the Company had various loans for US $1,610 million USD from foreign banks with a maturity dates in 2006 and 2010. As collateral, the Company handed 102.93 million ADR's,

which represent 2,058.6 million shares series "L" of Telmex, which shall be liberated once the loans mature.

Subsequent Event

In February 2006, the Company liquidated two guaranteed loans for US$100 million USD each. These shall release 12.5 million of ADR's that represent 250 million shares series "L" of Telmex. For the liquidation of said loans, the Company distributed $2.133 billion MXP.

On March 8, 2006, the Company received a new loan for US $100 million to finance short term debt. As collateral for said loan, the Company 4.3 million ADR's, which represent 86 million shares series "L" of Telmex, which shall be returned once the loans mature.

The guarantees may be exercised by the other party if the Company breaches its obligation to liquidate the loans taken out. The Company has carried out these kinds of operations previously, timely liquidating at the maturity of every operation. Therefore, the other parties have never exercised said guarantees.

Bonds

On January 26, 2001, Telmex issued a bond for USD $1 billion, which matures in 2006 at 8.25% rate per annum payable each semester. On May 8, 2000, the Company issues an auxiliary bond for USD $500 million with the same characteristics. In 2005, the interest accrued for such debt instruments totaled $1.353 billion ($1.564 billion in 2004). During 2005, Telmex repurchased a total of $4.897 billion (US $432 million) (par value) of this bond. The difference between the repurchase price and the par value totaled $179 million (US $16 million), which it acknowledged in the total cost of the financing. In January 2006, the unpaid balance of this bond, $11.225 billion (US $1.068 million), was liquidated.

On November 19, 2003, Telmex issued a bond for US $1 billion USD, which matures in 2008 at 4.5% rate per annum payable each semester. In 2005, the interest accrued for such debt instruments totaled $528 million ($569 million in 2004).

On January 27, 2005, Telmex placed bonds for an amount equivalent to a total of $15.142 billion (US $1.3 billion). This placing was divided in two sets for $7.571 billion (US $650 million) each. The maturity date of the first placing is in 2010 at 4.75% rate per annum. The maturity date of the second placing is in 2015 at 5.50% rate per annum. Interests may be paid per semester. On February 22, 2005, this operation was reopened and the amount of each issuance was increased to $10.995 billion and $9.283 billion (US $950 and US $800 million, respectively). In 2005, the interest accrued for the bond maturing in 2010 totaled $476 million and for the bond maturing in 20105 totaled $470 million.

Telmex' Syndicated Loan

On July 15, 2004, Telmex entered into a syndicated loan agreement for USD $2.425 billion divided into two parts. The first was for USD $1.525 billion with a three year maturity. The second was for USD $900 million with a five year maturity

On October 20, 2005, Telmex entered into an agreement to restructure the syndicated loan, effective as of June 15, 2004, for $29.617 billion (US $2.425 billion USD). Said agreement sought to improve the loan conditions and increase the total amount to $27.424 billion (US $2.5 billion USD). This increase was divided in two sets: the first for the amount of $16.454 billion (US $1.5 billion) with a four year maturity and the second for the amount of $10.969 billion (US $1 billion) with a six year maturity. The restructuring of the syndicated loan did not generate any penalty fee whatsoever.

Information regarding the Company's Securities Debt that has been documented by issuances of securities certificates and medium term notes is set forth in the previous section one (See: Section I General Information, Other Securities).

Telmex' Lines of Credit

To December 31, 2005, Telmex has lines of credit with certain foreign financial institutions. The credit available totaled $1.925 billion (US $179.8 million), which shall accrue at a variable interest rate of LIBOR plus 55 base points, approximately, when these are employed. To December 31, 2005, Embratel had unavailable lines of credit for $1.878 billion (U.S. $175.4 million USD) at a 4.1% interest rate.

In January 2005, the CNBV authorized a program for the Company to issue guaranteed stock market certificates for the amount of $5 billion. This program was authorized for up to four years. Since the Company did not place the securities covered by this program during an one year period, it was cancelled in accordance to the terms of the LMV.

Stock Market Certificates

To December 31, 2005, Telmex had issued $7.45 billion of stock market certificates that covered the program authorized by the CNBV for $10 billion. The unpaid balance at such date was $6.6 billion.

On September 30, 2005, Telmex obtained the approval of the CNBV for a new program to issue long-term stock market certificates for $10 billion (par value). To December 31, 2005, these had still not been used.

d) Comments and Analysis of the administration about the Issuer's Operation Earnings and Financial Situation

i) Operation Earnings

Telmex, the subsidiary, provides nearly all the consolidated revenue for the Company. Additionally, the Company obtains revenue from the services rendered according to the agreement entered into with Telmex. Pursuant to the foregoing, the Company renders Telmex financial operations and management consulting services. The agreement is effective for one year and may be extended for an indefinite term. These services are eliminated in the consolidated financial statements.

Consolidated revenue in 2005 totaled $162.948 billion, which is 12.62% more than the previous year. The accounting consolidation of Telmex' international operations made our revenue grow. The integration of new companies has been carried out with special care placed upon the cost and expenditure control and without affecting the Company's financial structure.

The Company's consolidated operating profit was $49.017 billion in 2005, which is a 14.3% increase compared to $42.868 billion in 2004. The increase is associated with the consolidation of the Company's international operations.

The Company's EBITDA corresponding to the 2005 fiscal year totaled $73.433 billion, which is 7.05% higher than $68.593 billion corresponding to the previous 2004 fiscal year.

Net profits before the minority equity interest totaled $27.997 billion in 2005, which is 5.19% higher than the previous year. However, majority net profits were $11.114 billion, which is 25.5% compared to the previous year.

Apart from the operating revenue, the Company earns dividends from Telmex' shares as part of its operation flow. During the 2005 fiscal year, the Company earned dividends from Telmex for $3.573 billion corresponding to $0.95 per share ($3.290 billion corresponding to $0.68 per share in 2004).

The business loan that to December 31, 2005 was $16.180 billion MXP and 6.3% of the Company's total assets ($11.904 billion in 2004 and 4.4% of the total assets) was acquired mainly as a result of purchasing Telmex' share and from the foreign subsidiaries that Telmex acquired during 2005. This is a surcharge for the acquisition of said shares over its net worth. During 2004, the business loan payment totaled $2.171.

In May 2004, the Mexican Index issued Bulletin B-7, "Business Acquisitions", which established that as of January 1, 2005 its allocation is obligatory. The purpose of this bulletin was to establish the accounting rules to be followed while acquiring businesses and associated entities. The purchase method must be adopted as the sole rule to appraise such operations. Likewise, this eliminates business loan payments and set forth specific rules applicable to the acquisition of minority interests. The foregoing also includes the business acquisitions carried out among entity under joint control.

It is estimated that the adoption of this new bulletin will represent a reduction to operational expenditures in the results for the 2005 fiscal year. Approximately $1.9 million will be reduced by eliminating the aforementioned business loan payments.

Accounting Policies and Practices

For a description of the accounting policies and practices, see item II of Note 1 in the Company's audited financial statements for the fiscal year ending on December 31, 2005, which are attached hereto.

ii) Financial Situation, Liquidity and Capital Resources

The internal sources of liquidity come from the Company's subsidiaries' generation of flow.

The external sources of liquidity mainly come from bank funding through credit lines granted on a short-term and long-term basis by means of short-term and long-term stock-market debt (commercial paper and stock market certificates, respectively).

Our main need for capital is for investments in assets, dividend payments and our repurchase of shares program. We have generally fulfilled the main requirements by cash flows generated by operation and limited loans. The operating revenue was $51.088 billion MXP in 2005, $63.168 billion in 2004.

Our investments in assets totaled $23.463 billion MXP in 2005, $20.236 billion MXP in 2004, respectively.

Amount of Indebtedness

The Company's liabilities to December 31, 2005 were $119.604 billion MXP. The Company's temporary cash and investments totaled $23.217 billion MXP. The Company's net debt at the close of the 2005 fiscal year was $96.387 billion MXP. This amount has not varied significantly at the close of the first quarter for 2005.

Debt

The total long-term debt (in thousands of pesos) is comprised as follows:

	Average interest rates to December 31 2005	2004	Maturities for 2006 a	Balances to December 31 2005	2004
• Liabilities in US dollars:					
Consolidated except for Embratel:					
Bonds	5.8%	6.7%	2015	$ 40,898,426	29,099,795
Banks	5.2%	3.4%	2014	53,256,709	57,316,339
Loans from Suppliers	6.6%	3.8%	2007	34,257	231,884
Financial Leasing	5.8%	4.1%	2016	395,359	1,222,846
Federal Government		3.6%	2006		
Addition				94,584,751	87,924,462
Embratel's Liabilities in US dollars::					
Bonds	11.0%	11.0%	2008	1,906,294	3,200,977
Banks	5.9%	5.3%	2013	4,433,487	5,703,725
Loans from Suppliers		8.4%			
Financial Leasing	11.3%	13.6%	2006	670	
Addition of liabilities in US dollars					
				6,340,451	9,055,188
Liabilities in MXP:					
Stock Market Certificates	9.4%	9.9%	2012	12,950,000	14,259,540
Banks	8.5 %			1,300,000	
		9.0%	2007		
Stock Market Notes	7.5%	7.5%	2007	1,295,619	1,300,923
Commercial Paper	8.56%	8.42%		2,052,273	2,886,877
Financial Leasing					
				17,597,892	19,790,630
Addition of liabilities in MXP					
Liabilities in Brazilian Reales:	15.2%	15.0%	2010	71,479	89,998
Banks	18.2%	19.7%	2008	13,209	13,382
Financial Leasing		18.0%			4,385,140
Commercial Paper				84,688	4,488,520
Addition of liabilities in Brazilian Reales					
	6.6 %				
Liabilities in other currencies:		5.4%	2016		744,232
Banks	12.5%	8.3%	2027	180,375	207,444
Financial Leasing	2.0%	2.0%	2022	235,453	318,566
Loans from Suppliers					1,270,242
Addition in other Currencies				119,603,670	122,529,042
Total Debt				17,457,195	7,868,439
Minus short-term debt and the outstanding portion of the long-term debt not including Embratel					8,652,260
Embratel				$101,253,672	$106,008,343
Long-term Debt					
Bonds					

Policies Applicable to the Treasury

The Company individually invests its excess cash in deposits and investments in financial institutions that have good credit ratings an that have guidelines regarding diversification and maturity that seek security and liquidity.

The temporary cash and investments are in pesos or dollars depending upon the investment requirements and liquidity needs for each subsidiary based upon their cash flow and their debt structure.

Important Investments in Capital

At the date of this report, the Company has no compromising investments in capital.

i) Internal Control

Since the Company, as a holding, does not have employees or personnel, compliance with its rules for internal control is supervised permanently by the departments of management and finance and internal audit of some of its affiliated companies. These review, analyze and correct, as the case may be, the divergences committed regarding the operations approved by the Company's board of directors and its registry. Said departments also review that general accounting guidelines, criteria and principles that apply.

The external auditors study and evaluate the internal control system in order to audit the financial statements, once they issue their report about suggestions for said controls.

The Company, by means of its board of directors, organized an auditing committee comprised of board members whereby the chairman and the majority thereof are independent. Said committee is in charge of implementing systems for internal control in order to verify the transactions carried out and registered by the Company as set forth by management and GAAP.

The Company is audited by an affiliated company and its subsidiaries are audited by their own internal auditing departments whose scope is unlimited and its main objective is to ensure that the Company and its subsidiaries comply with the applicable internal control policies and procedures.

e) Critical Accounting Estimates

While drafting our financial statements, we made estimates about several issues. Some of these issues were highly uncertain and our estimates involved opinions made based upon the available information. We have identified several of these issues; therefore, our financial submittal may be affected significantly if (a) we use different estimates that we could have used or (b) in the future we change our estimates in regard to changes that could reasonably have occurred.

Opinions are made only about the estimates that we considered the most important based upon a level of uncertainty and probability of a significant impact if we use a different estimate. There are many areas in which we use estimates regarding uncertain issues, but reasonably the probable different changes or estimates are unimportant for our financial submittal. Regarding the use of estimates in accounting policies for Telmex, see Use of Estimates in Certain Accounting Policies in Section 2 of these presents.

4. Administration

a) External Auditors

The Company's Consolidated Financial Statements were audited by Mancera. The auditors have not been changed in the last three fiscal years. The appointment of the auditors complies with the provisions issued by the CNBV.

The Company followed the following procedure to select the external auditors:

a) The audit committee analyzed various options and then made recommendations to the board of directors about the candidates for external auditors. This included the scope of their authorities and hiring conditions in order to carry out the Company's accounting audit for the fiscal year ending on December 31, 2005;

b) The audit committee interviewed the Company's external auditors in order to verify that they would indeed comply with the requisites of independence and personnel rotation; and

c) Based upon the foregoing, the Company ratified the appointment of the firm Mancera as its external auditors for the fiscal year ending on December 31, 2005.

During the last three years, the external auditors have not issued an opinion with any conditions, a negative opinion nor have they abstained from issuing an opinion about the Company's financial statements.

Fees for Various Auditing Services

In 2005, the Company and its subsidiaries paid Mancera and the members of Ernst & Young Global. The following table shows fees paid during the fiscal years ending on December 31, 2004 and 2005.

	To December 31st	
	2005	2004
	(In thousands of pesos to December 31, 2005)	
Fees for audit service	$53,745	$42,433
Fees for services related to audits	2,795	2,223
Fees for Taxes	1,194	2,560
Other Fees	510	991
Total fees	$58,244	$48,2075

The above-cited "audit fees" are accumulated and invoiced and correspond to the audit of our annual financial statements, the review of our intermediary financial statements and regulation audits.

The above-cited "fees for services related to audits" are invoiced and correspond to compliance with rules and regulations promulgated in regard thereto, the requirements by the SEC and the revision of reports about our operations sent to COFETEL.

The "fees for taxes" were invoiced for services rendered to comply with tax obligations.

Lastly, the "other fees" are invoiced fees invoiced mainly for the evaluation of the security of our technological information.

b) Operations with Related Parties and Conflicts of Interest

During the regular course of operations, the Company entered into a wide range of financial and commercial transactions with related parties such as Telmex' subsidiaries and associates, GFInbursa and its subsidiaries, and GCarso. It plans to continue these operations in the future. The operations with affiliated companies were carried out at market price.

The Company entered into a service agreement with Telmex whereby the Company renders consulting services regarding financial operation and administration to Telmex. The agreement has an annual term that may be extended for an indefinite period.

During the fiscal years ending on December 31, 2005 and 2004, the most important operations with related parties were the following:

	2005	2004
Purchase of goods, inventory and fixed assets (1)	$ 5,901,303	$ 6,081,212
Acquisition of 60% of Techtel		903,704
Insurance premiums, administration and operation services, brokerage and others fees (2)	3,797,144	2,708,155
Payment of interconnection related to the program "the caller pays" (3)	11,370,395	10,662,567
Sale of goods and other services (4)	1,483,631	1,022,006
Sale of long distance services and other telecommunication services (5)	6,018,378	4,175,004
Sale of 50% of Technology and Internet, LLC	43,446	

(1) In 2005, $5,305,751 ($4,775,669 in 2004) was included for the purchase of network construction services and goods from Grupo Condumex' subsidiary.

(2) In 2005, $621,734 ($228,435 in 2004) was included for network maintenance services with a subsidiary of GCarso, $317,702 ($297,008 in 2004) for services rendered by a subsidiary of IDEAL, $335,434 ($351,459 in 2004) for insurance premiums from Seguros Inbursa, S.A., Grupo Financiero Inbursa, which at the same time, reinsures the most part with third parties and $125,838 ($132,785 in 2004) for brokerage services from Inversora Bursátil, S.A., as well as $462,863 ($345,208 in 2004) for fees paid for administration and operation services to technology partners (AT&T and Telecom.

(3) Expenses related to the interconnection program "the caller pays" for calls made from fixed telephones to cellular telephones paid by American Movil' subsidiary. This also includes $2,066,811 ($260,217 in 2004) that was paid by Embratel for cellular interconnection to subsidiaries of Americal Movil that operate under the "Claro" trademark in Brazil.

(4) In 2005, $185,042 ($251,406 in 2004) was included for the sale of materials construct a subsidiary of GCarso.

(5) Revenue invoiced to the subsidiary of America Movil, which includes $1,724,357 ($321,547 in 2004) invoiced to subsidiaries of Americal Movil that operate under the "Claro" trademark.

To December 31, 2005, Telmex had net accounts payable with a subsidiary of Grupo Condumex, S.A. de C.V. and a subsidiary of América Móvil for $216 million and $1,060 million, respectively ($143 millions and $1,023 millions in 2004). Likewise, Embratel had a $268 million ($582 million in 2004) loan to pay to a subsidiary of GFInbursa.

Telmex acquired goods and services from various subsidiaries of GCarso and America Movil. Moreover, Telmex received bank and insurance services from GFInbursa and its subsidiaries. The price of the goods and the considerations for the services rendered by such companies are similar to those used by non related parties in comparable operations.

The aforementioned companies are deemed as related parties because the Company's principal shareholders are shareholders of the others, whether directly or indirectly.

c) Board Members and Shareholders

The Company's management is entrusted to its board of directors. Currently, the board of directors is comprised by six shareholding members and their substitutes, which were appointed by the shareholders' meeting for a one year term. If any of the board of directors' shareholding member is absent, then the substitute member will attend to the meetings.

Pursuant to the provisions of the Company's bylaws, the ordinary shareholders' meeting will decide how the board of directors is comprised. However, it must consist of at least 5 and no more than 20 members.

The main purpose of the board of directors is:

1) To represent the Company before any federal state or municipal authority, before any national or international individual or legal entity and before the federal or local Board of Conciliation and Arbitration;

2) Grant, subscribe, endorse or guarantee any kind of negotiable instrument;

3) Appoint the Company's directors, employees, managers and attorneys-in-fact to whom it must state their duties, obligation and remuneration;

4) Open or close offices, branches or agencies;

5) Acquire shares, equity interests and securities issued by third parties and exercise the right to vote on said shares or equity interest of other companies;

6) Enter into, amend, terminate or cancel agreements;

7) Accept on behalf of the Company, instructions from Mexican or foreign individuals or legal entities;

8) Open bank accounts and withdraw deposits from them;

9) Establish security interests in personal or real property and create a trust in order to guarantee the Company's obligations and become a joint obligor, surety and, in general, become obligated regarding the fulfillment of third parties' obligations, therefore establishing security interests in personal or real property to ensure the fulfillment of said obligations;

10) Confer, substitute and delegate general and special powers for acts of ownership and administration, lawsuits and collections, provided that these do not substitute completely the Board's duties or revoke its powers-of-attorney:

11) Confer authorities to grant, subscribe, endorse and guarantee all kinds of negotiable instrument; provided, however, that said authority to guarantee negotiable instruments must be granted always in order to be jointly exercise by at least two persons;

12) Summon shareholders' meetings and execute the resolutions adopted thereby;

13) It is the board of directors' sole authority to approve the operations that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as

the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

Below are the names of the Company's board members, the office they represent and the years that they have served as such. Said members were ratified by the Company's ordinary shareholders' meeting held on April 27, 2006. Said persons will continue to occupying such offices even when the fiscal year has concluded until the meeting has made new appointments and the board members that were designated take office.

Name	Title	Seniority (years)	Kind of Member
Shareholding Members			
Carlos Slim Helú	Honorary Chairman for Life	10	Shareholding Member
Jaime Chico Pardo	Chairman	10	Related
Carlos Slim Domit	Vice-chairman	10	Shareholding Member
Humberto Gutiérrez Olvera-Zubizarreta	Member	10	Related
Claudio X. González Laporte	Member	10	Independent
Juan Antonio Pérez Simón	Member	10	Independent
Substitutes			
Arturo Elías Ayub	Substitute Board Member	10	Shareholding Member Related
Daniel Hajj Aboumrad	Substitute Board Member	10	Shareholding Member Related
Marco Antonio Slim Domit	Substitute Board Member	10	Shareholding Member
Patrick Slim Domit	Substitute Board Member	10	Shareholding Member
José Kuri Harfush	Substitute Board Member	10	Independent
Eduardo Valdés Acra	Substitute Board Member	10	Independent

Relationship by Blood or Marriage up to the Third Degree between Board Members and Officers

Relationship by Blood

1. First Degree (straight line)
Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit with Carlos Slim Helú

2. Second Degree (transversal line)

Carlos Slim Domit with Patrick Slim Domit and Marco Antonio Slim

Relationship by Marriage

Second Degree (transversal line)

Arturo Elías Ayub and Daniel Hajj Aboumrad with Carlos Slim Helú, Marco Antonio Slim Domit Patrick Slim Domit

Shareholding Members

Carlos Slim Helú is a Civil Engineer from the Department Engineering of the National Autonomous University of Mexico. He is 66 years old. He has worked as a CEO or board member of the following corporations: Telmex (Honorary Chairman for Life); AMÉRICAN MÓVIL (Honorary Chairman for Life); GCarso (Honorary Chairman for Life and GFInbursa (Honorary Chairman for Life). He is the father Carlos Slim Domit, Chairman of the board of directors of Telmex and GCarso, of Marco Antonio Slim Domit, Chairman of the board of directors of GFInbursa and of. Patrick Slim Domit, Chairman of the board of directors of America Movil.

Carlos Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. He is 39 years old. He is the Chairman of the board of directors of Telmex, GCarso and Grupo Sanborns, S.A. de C.V. He is a board member of the following companies: Sanborn Hermanos, S.A.; Sears Roebuck de México, S.A. de C.V.; Cigarros la Tabacalera Mexicana, S.A. de C.V. and Grupo Condumex, S.A. de C.V.. Moreover, he is the Vice-chairman of the board of directors of América Telecom. He is also the CEO of Telmex. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Patrick Slim Domit.

Jaime Chico Pardo is an Industrial Engineer from the Universidad Iberoamericana. He is 56 years old. Additionally, he is the Vice-chairman of the board of directors of Telmex, Vice-chairman of the board of directors of America Telecom and board member of AMÉRICAN MÓVIL and GCarso. In the past, he served as CEO of Grupo Condumex, S,A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México).

Humberto Gutiérrez Olvera Zubizarreta is a Public Accountant from the Banking and Business School. He is 64 years old. Currently, he is the CEO of GCarso and CEO of Grupo Condumex S.A. de C.V. Additionally, he is a board member of GCarso, América Telecom, Telmex, Promotora Inbursa, S.A. de C.V., Grupo Condumex, S.A. de C.V. and Ferrosur, S.A. de C.V.

Claudio X. González Laporte is a Chemical Engineer by the National Autonomous University of Mexico. For 25 years, he has served as Chairman of the board of directors for Kimberly Clark, S.A. de C.V. He is 72 years old. He is a board member of the following companies: GCarso, América Telecom; AMX; GFInbursa; Kimberly Clark Corporation; General Electric Co.; Kellogs Co.; Unilever; Grupo Alfa, S.A. de C.V.; Grupo México, S.A. de C.V.; Grupo Modelo, S.A. de C.V. and The Mexico Fund Inc.

Juan Antonio Pérez Simón is a Public Accountant by the National Autonomous University of Mexico. He is 65 years old. Since 1995, he has served as Vice-chairman of Telmex as well as Chairman of the board of directors for Sanborns Hermanos, S.A. de C.V. He is a shareholding member for the following companies: América Telecom; GCarso; GFInbursa and some of their subsidiaries; Cigarros la Tabacalera Mexicana, S.A. de C.V.; Radiomóvil Dipsa, S.A. de C.V. (Telcel); Sears Roebuck de México, S.A. de C.V.; and other affiliates of Telmex and GCarso.

Substitute Members

Arturo Elías Ayub has a bachelor's degree in business administration from the Universidad Anáhuac and is the Director of Strategic Alliances, Communications and Institutional Relations of Telmex. He is 40 years old. He is a board member of the following companies: Telmex; GCarso; AMX; GFInbursa; América Telecom and Sears Roebuck de México, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Daniel Hajj Aboumrad has a bachelor's degree in business administration from the Universidad Anáhuac. He is 40 years old. He is the CEO of AMX, América Telecom and Radiomóvil Dipsa, S.A. de C.V. He is a board member of the following companies: GCarso and Phillip Morris México,S.A de C.V. Furthermore, he has collaborated with Corporación Industrial Llantera, S.A. de C.V. (General Tire); Galas de México, S.A. de C.V.; Agusa; Bimex and Páginas Amarillas, S.A. de C.V. He is Carlos Slim Helú's son-in-law and Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit's brother-in-law.

Marco Antonio Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since August 25, 1997, he serves as Chairman of the board of directors and CEO of GFInbursa. He is 38 years old. The corporations in which he is a board member are: all of GFInbursa's subsidiaries, GCarso; AMX; Telmex and Sears Roebuck de Mexico, S.A., among others. He is the son of Mr. Carlos Slim Helú and the brother of Calos Slim Domit and Patrick Slim Domit.

Patrick Slim Domit has a bachelor's degree in business administration from the Universidad Anáhuac. Since 2000, he is a director of Telmex and Vice-chairman of GCarso. He was the CEO of GCarso and CEO of Industrias Nacobre, S.A. de C.V. since 1994. He is 37 years old. He is the CEO of America Telecom.,S.A de C.V and America Movil. Furthermore, he is a board member of the following companies, among others: GCarso; Telmex; and IDEAL. He is the son of Mr. Carlos Slim Helú and the brother of Marco Antonio Slim Domit and Carlos Slim Domit.

Eduardo Valdés Acra has a bachelor's degree in business administration from the Universidad Anáhuac. Currently, he is the Vice-chairman of GFInbursa and CEO of Inversora Bursátil. He is 42 years old. He is a board member of the following companies: GFInbursa and all its subsidiaries; GCarso and Telmex.

José Kuri Harfush has a bachelor's degree in business administration from the Universidad Anáhuac. He is the CEO of Janel, S.A. de C.V. He is 57 years old. Additionally, he is a board member of the following companies: Telmex; America Movil; GCarso; GFInbursa and several of its subsidiaries; Promotora Inbursa, S.A. de C.V. and Grupo Sanborns, S.A. de CV.

Board members and Shareholders' Equity Interest

In regard to the equity interest of more than 1% of the shares of capital stock owned by Company's individual board members and officers and the shareholders that are beneficiary of 5% or more of the issuers' shares entitled to vote as well as the Company's 10 majority shareholders, despite their equity interest not reaching the latter percentage, it is important to underscore that the Corporation does not have complete and exact information about the individual interest of the board members and officers nor of its shareholders by virtue that their shares are not registered in the Corporations' ledger according to the current legislation.

Nevertheless and pursuant to the Company's information to April 29, 2005, 4 board members have an equity interest of more than 1% directly or indirectly and 7 shareholders have an individual equity interest of more than 5% of the Company's outstanding capital Stock. Moreover, Mr. Carlos Slim Helú and his close relatives constitute, directly or indirectly, the Company's principle shareholders. Said family's equity interest is approximately 82% of Company's outstanding capital stock to April 27, 2006.

Remuneration for board members and Officers

During the fiscal year ending on December 31, 2005, the board members only received their fees as payment for attending the board of directors' meetings. The payment was $59,000 gross MXP per member for the whole year.

Officers

The Company does not have employees since it is only a shareholder. Mr. Jaime Chico Pardo is the CEO and did not receive any payment whatsoever from the Company for the 2005 fiscal year.

Statutory Auditor

The current statutory auditor is Public Accountant Alberto Tiburcio Celorio, managing partner of Mancera. The substitute statutory auditor is Public Accountant Fernando Espinosa López. His appointment shall be in force until the effective date of the new LMV.

Auditing Committee

The Company has an auditing committee, which is a subcommittee of the board of directors. It is comprised of board members of whom the chairman and the majority thereof are independent. The statutory auditors attend the meetings as guests, without the right to an opinion or vote.

The duties of the audit committee are:

- Draft an annual report about its activities and submit it to the board of directors;

- Give an opinion about transactions with related persons, and

- Propose hiring independent experts, if necessary, to give an opinion about the transactions set forth in Article 24, section XVI of the bylaws or the transactions that are not encompassed by the regular course of business and that may be carried out by the Company and its partners with persons that form part of the Company's administration or with whom said persons are connected in regard to assets, or as the case may be, a relationship by blood or marriage up to the second degree, the spouse or common-law spouse or if their subsidiaries intend to work with related parties representing the purchase or sale of 10% or more of the assets; granting security interest for an amount greater than 30% of the assets; as well as other operations for more than 1% of the Company's assets.

The auditing committee is made up as follows:

Jose Kuri Harfush	Chairman
Eduardo Valdés Acra	
Juan Antonio Pérez Simón	

Said committee has at least one finance expert.

During the fiscal year ending on December 31, 2005, the auditing committee members only received their fees as payment for attending the auditing committee meetings. The payment was $30,000 gross MXP per member for the whole year.

d) Bylaws and other Agreements

Below is a brief summary of some of the relevant provisions of the bylaws and applicable legislation. The aforementioned summary does not aim at including all of the provisions of the bylaws or applicable legislation. It is subject thereto by reference. The Company's bylaws have been duly recorded in the Public Commercial Registry of the Federal District and may be looked up there.

General Information The Company was incorporated on June 24, 1996 as a variable capital business corporations derived from the spin-off from GCarso, pursuant to the provisions of the LGSM.

The Company's authorized capital stock is comprised of 3,935'077,043 series-A shares that are common, registered, without par value and that represent the fixed portion of the capital stock. The issuance of new shares for the fixed portion of the capital stock requires an amendment to the Company's bylaws through an extraordinary shareholders' meeting. As a variable capital business corporation, the Company requires a minimum fixed portion of the capital and it may have a variable portion of capital. Currently, the Company does not have shares that represent the variable portion of the capital stock.

Shares can only be subscribed by Mexican investors. Mexican corporations with a foreigner participation clause and foreigners may only purchase such by means of participation certificates issued by Banco Inbursa.

Neither the Company nor its subsidiaries may be shareholders of the Company or corporations in which the Company is deemed a subsidiary. Notwithstanding the foregoing, the Company does have the option of acquiring its own shares pursuant to the applicable provisions.

Stock Registry Series-A1 shares shall be represented by stock certificates that have a coupons attached. Pursuant to LGSM, only the shareholders registered in the Corporation's shareholders' ledger will be deemed shareholders. Shareholders may physically hold the shares (that together with the corresponding record in the shareholder's ledger will certify ownership) or though the registry in financial entities with an account in Indeval. The ownership of the shares deposited at Indeval will be evidenced by the registry and lists kept by Indeval.

The shareholders' ledger shall be closed on the business days before the shareholders' meeting is scheduled to be held pursuant to the published call.

Voting Rights and Shareholders' Meetings Each series-A1 share entitles its holder to one vote in any of Company's shareholders' meeting. The shareholders may appoint all of the board members. Presently, the board of directors is comprised of 6 shareholding members and 6 substitutes. Pursuant to the Company's bylaws, the board of directors shall be made up of at least 5 members. Each shareholder or group of shareholders that represent 10% or more of series-A1 shares shall be entitled to appoint a board member.

General shareholders' meetings may be ordinary or extraordinary. General extraordinary shareholders' meetings are called to discuss the issues set forth by Article 182 of the LGSM and the bylaws. Basically, these issues are increases and reductions to the fixed portion of the capital stock and other amendments to the bylaws, liquidation, mergers, spin-offs, transformation from one kind of corporation into another, change in nationality and change in corporate purpose. General ordinary meetings are called to discuss all other issues, including the appointment of board members and statutory auditors. The Company's general ordinary shareholders' meeting must be held at least once a year during the following four months after the close of the previous fiscal year. It shall discuss certain issues set forth by Article 181 of the LGSM, including the appointment of board members and statutory auditors, approval of the

board of directors' Report regarding the Company's performance and the financial statements thereof during the previous fiscal year as well as the distribution of the results for said fiscal year.

Pursuant to the bylaws, the quorum for the first summons of a general ordinary shareholders' meeting is at least half of the outstanding series-A1 shares. Resolutions may be adopted by a favorable vote of the majority of the series-A1 shares that are present. If there is no quorum in the first summons, then a second meeting may be called to adopt resolutions by means of a favorable vote of the majority of the shares that are present, regardless of the number of shares.

The quorum needed for the first summons of a general extraordinary shareholders' meeting or a special meeting is 75% of the outstanding shares entitled to vote on issues to be addressed by said general extraordinary or special shareholders' meeting. In order to consider a resolution as validly adopted by an extraordinary shareholders' meeting, whether by a first or ulterior call, the favorable vote of the shareholders owning at least half of the outstanding shares entitled to vote in regard to issues to be addressed in said extraordinary meeting.

Pursuant to law, the shareholders owning 20% of the Company's outstanding capital stock may oppose the resolutions of general meetings by submitting a suit before the competent court within 15 days after the close of the meeting in which said resolution was taken. Said brief must state that the resolution being challenged violates the law or the Corporation's bylaws. The right to challenge pursuant to these provisions may be exercised only by the shareholders (i) that have a right to vote in the meeting that adopted the resolution being challenged; and (ii) whose shares were not represented when the resolution was taken or, if they were represented, they voted against said resolution.

The shareholders' meetings may be called by the board of directors through its chairman or secretary, statutory auditor or any competent judge. Shareholders owning 10% of the outstanding shares may request the board of directors or statutory auditor to call a shareholders' meeting. Furthermore, the board of directors or statutory auditor must call a shareholders' meeting when it receives a written request of any series-A1 shareholder if a general ordinary shareholders' meeting has not been held for two consecutive years or if the shareholders' meeting held during said period have not taken into consideration the issues set forth by the aforementioned Article 181 of the LGSM. If no meeting is called within the following 15 days after the date of the request, the competent judge may request that the meeting be held. The call to the meetings must be published in an official newspaper of the Company's domicile or in a major newspaper in the Federal District at least 15 days prior to the date of such meeting. The shareholders' meetings may be held without said publication, provided that 100% of the outstanding shares entitled to vote regarding the issues to be considered by said meeting are represented. In order to attend a shareholders' meeting, the shareholders must request and obtain an admission card. Said shareholders may obtain such, at least with the anticipation set in the call to the shareholders' meeting, by submitting adequate proof of ownership of the Company's shares. They shall obtain said admission by depositing the shares with Company's corporate secretary or with an institution authorized to accept said deposit. If a shareholder is entitled to attend a meeting, said shareholder may be represented by a proxy executed before two witnesses.

Dividends At the ordinary shareholders' meeting, the board of directors shall submit Company's financial statement for the previous fiscal year along with the report thereof to the shareholders. The shareholders, once they have approved the financial statements, shall determine the Company's distribution of net profits, corresponding to the previous fiscal year. Pursuant to law, 5% of said net profits must be set aside as a statutory capital reserve, which shall not be available for distribution until the amount of said legal reserve is equivalent to 20% of the Company's capital stock (before the effective re-expression thereof in constant pesos). The excess amounts of legal reserve fund shall be distributed to the other reserve funds established by the shareholders. These include a fund to purchase their shares from the Company. The remainder of the net profits, if any, shall be available for distribution as dividends, as determined by the Company's shareholders' meeting or board of directors.

The series-A1 shareholders shall have equal rights per share to receive dividends and other distributions, including any distributions at the moment of Company's liquidation. Partially paid shares will participate in any distribution to the degree that they have been paid at the moment of distribution, or if they have not been paid, then solely regarding the paid portion.

Capital Stock Variations In general, the capital may be increased by additional contributions in cash or kind made by the shareholders, capitalization of liabilities or capitalization of certain entries of capital. Normally, an increase in the capital stock may not be made until all of the shares of capital stock previously issued and subscribed have been paid completely. A reduction of the capital stock may be carried out in order to absorb losses, redeem shares or release shareholders from pending payments. A reduction of the capital stock in order to redeem shares, thus reimbursing the shareholders must be done prorated manner or by draw.

The Company's fixed portion of capital stock may increase or decrease by a resolution of the general extraordinary shareholders' meetings and by an amendment to the bylaws, while the Company's variable portion may increase or decrease by a resolution of the general ordinary shareholders' meetings.

A shareholders' resolution is not needed to reduce the capital stock as a result of exercising the right to withdraw the shares corresponding to the variable portion of the capital stock or from the acquisition by the Company of its own shares or from increases to the capital stock resulting from the sale of shares that it previously purchased.

Right of First Refusal Except under certain circumstances, in the case of an increase of capital through the issuance of new shares for payment in cash or kind, a series-A1 shareholder at the moment of increasing the capital has a right of first refusal to subscribe enough number new shares so as to keep its same percentage of equity interest or in the case of an increase in capital through the issuance of shares entitled to a restricted vote or with limited corporate rights, to subscribe the number of shares to be issued that is enough to keep its same percentage of equity interest. Said right of first refusal must be exercised within the following 15 days after the date of the corresponding notification in the official newspaper of the Company's domicile or in one of the major newspapers in such domicile. It may also be exercised after the shareholders' meeting that approved the increase of capital if all the shareholders were represented in said meeting, otherwise said rights will expire. Pursuant to law, shareholders may not waive their right of first refusal in advance, except under certain circumstances. Furthermore, these may not be represented by a negotiable instrument aside from the corresponding share certificate.

Foreign Investment Law Ownership in the Company's capital stock by foreign investment is regulated by the Foreign Investment Law and the Regulation to the Foreign Investment Law. The Secretariat of Economics and the Foreign Investment Commission are the agencies in charge of applying the Foreign Investment Law.

The bylaws establish that the Company shall not admit, directly or indirectly as partners or shareholders, any foreign investor or corporation without a foreigner-exclusion clause. Furthermore, the Company shall not acknowledge any rights of said investors or corporations as partners or shareholders. The Company has created a "neutral" investment trust with Banco Inbursa through which foreign investors or corporations without a foreigner-exclusion clause may purchase shares though participation certificates

Minimum Fixed and Variable Capital As a variable capital business corporation, the Company may issue shares corresponding to its fixed portion and shares corresponding to the variable portion of its capital stock. The issuance of shares of variable capital stock contrary to the shares of the fixed portion does not require an amendment to the bylaws; however, the approval of the general ordinary shareholders' meeting is needed.

Presently, there are no shares of the Company corresponding to the variable portion of the capital stock or that are outstanding. If there were shares of variable portion, these may be withdrawn completely by their shareholders. Except under certain circumstances, the minimum capital may not be withdrawn. A shareholder of variable portion wishing to completely or partially withdraw said shares must notify the Company about said withdrawal through a written and signed notification. If the withdrawal notice is received before the last quarter of the fiscal year, said withdrawal will become effective at the close of the fiscal year in which the notification was sent. Otherwise, the withdrawal will become effective on the following fiscal year.

The redemption of the Company's shares of variable capital stock shall be carried out at the lesser of (i) 95.0% of the average share price per volume of the operations traded in the BMV during the 30 business days before the date in which the withdrawal will become effective or (ii) the book value per share of variable stock calculated by taking the Company's financial statements as a basis (approved by an ordinary shareholders' meeting) corresponding to the close of the previous fiscal year multiplied by the closing fiscal year in which the withdrawal will become effective. Any amount that the Company must pay will mature on the following day after the ordinary shareholders' meeting mentioned in item (ii) above.

Duration Pursuant to the Bylaws, the duration of the Company is indefinite.

Share Repurchase At any time, the Company may purchase its own shares through the BMV at the prevalent market price. The board of directors must authorize said purchase. If said purchase is carried out, it shall be charged to the net worth provided said shares are owned by the issuer. If the Company decides to convert them into treasury shares, then the capital stock shall be reduced automatically in an amount equivalent to the theoretical value of the repurchased share (calculated by dividing the Company's outstanding capital stock by the number of outstanding shares immediately before said repurchase). If the purchase price for said shares is greater than the assumed par value, the difference shall be charged to the net profits transferred to the special legal reserve created to repurchase the shares. Repurchased shares shall be kept in the Company's treasury to be later placed in the BMV. The net worth or, as the case may be, the Company's capital stock shall increase automatically at the moment said shares are placed. It will increase by an amount equal to the assumed par value. Any excess amount shall be transferred to the aforementioned special legal reserve. The repurchased shares' corresponding equity rights and votes may not be exercised while these are owned by the Company. Moreover, said shares shall not be deemed as outstanding for the purpose of calculating the quorum or vote in any shareholders' meeting during said period.

Repurchase in the Case of Registry Cancellation If the registry of Company's shares before the Securities Section of the RNV is cancelled, whether requested by the Corporation or pursuant to a resolution adopted by the CNBV, then the Company's majority shareholders must make a public tender to purchase the shares that were previously owned by the minority shareholders. Unless the CNBV approves a different price, said majority shareholders must purchase the shares at the highest price of either (i) the average estimated price pondered by the volume of the operations corresponding to the shares for the 30 days before the date of the offer or (ii) the amount in the shareholders' ledger, reflected in the last quarterly report filed before the CNBV and the BMV before the date of the offer, except when said amount has been modified according to the criteria applicable to the determination of the relevant information, in which case the Company's most recent financial information must be taken into account.

The aforementioned shareholders shall not be obligated to make the above-cited public tender for the registry cancellation if the agreement of the shareholders representing 95% of the Company's outstanding capital stock, adopted at a general shareholders' meeting, is evidenced and the amount offered for the shares placed amongst the investing public is less than 300,000 investment units.

Shareholders' Conflict of Interest Pursuant to law, any shareholder that has a conflict of interest regarding any operation whatsoever must abstain from voting on such matter at the corresponding shareholders' meeting. If a shareholder votes on a matter in which his or her interest conflict with those of the Company, such shareholder may be liable for damages if such transaction would not have been approved without his or her vote.

Board Members' Conflict of Interest Pursuant to law, any board member that has a conflict of interest with the Company must reveal this fact to the other board members and abstain from voting. Any board member that does not comply with the aforementioned provision may be liable for damages caused to the Company. Furthermore, the members of the board of directors and the statutory auditors may not represent other shareholders at any shareholders' meeting.

Right to Withdraw At all times when the shareholders approve an amendment to the corporate purpose, the Company's nationality or transformation into another kind of corporation, then any shareholder entitled to vote regarding said amendment or transformation that voted against such shall be entitled to withdraw from the Company. Said shareholder shall receive the amount calculated that according to law may be attributed to its shares. However, such shareholder must exercise its right to withdraw within 15 days after the date in which the aforementioned meeting was held. The amount that a withdrawing shareholder may receive is equivalent to its equity interest in the Company's capital stock pursuant to its most recent balance sheet approved by a general ordinary shareholders' meeting.

Legal Actions Against Board Members Pursuant to law, legal action may be filed for civil liability against the board members by resolution of the ordinary shareholders' meeting. If an ordinary shareholders' meeting decides to file such action, the defendants shall immediately stop being board members. Furthermore, the shareholders' representing at least 15% of the Company's outstanding shares may take direct action against the board members; provided that (i) said shareholders have not voted against taking such action in the corresponding shareholders' meeting and (ii) said lawsuit includes the damages that have been allegedly caused to the Company and all of its shareholders and not only to the plaintiffs individually. Said action may be exercised also in regard to statutory auditors, or as the case may be, against the members of the Audit Committee. Any reimbursement for such action shall inure to the benefit of the Company and not to the shareholders who filed such action.

Authorities of the board of directors – Decisions Based Upon Personal Interests The Company's board of directors may establish payment plans for executives, although this authority is not established expressly in the bylaws. Neither the board of directors nor the other internal administrative bodies shall be authorized expressly to take decisions on any matter in which any of its members may have a personal interest.

Corporate Rights Conferred by Shares There is no distinction in the shares representing the Company's capital stock that grant different corporate rights to their holders regarding voting at general shareholders' meetings. Furthermore, to the best of the Company's knowledge, there is no agreement aside from the bylaws that will delay, prevent, defer or make more onerous a change in the management thereof.

The corporate rights conferred by the shares to each of the Company's shareholder are not restricted by any trust or any other existing mechanism.

Intermediary Administrative Agencies The Company has an auditing committee, which as an intermediary administrative body assists the board of directors with any decision-making regarding its duties. See section *"Directors and Shareholders – Duties of the Auditing Committee."*

Restrictions There are no articles in the bylaws or agreements amongst shareholders that limit or restrict the Company's administration or its shareholders in any manner whatsoever.

New LMV

As mentioned herein, on December 30, 2005, the new LMV was enacted and published in the Official Gazette of the Federation. This law introduces a new legal framework for stock market participants.

The new LMV grants issuers 180 calendar days as of its effective date in order to adjust their bylaws to the new provisions. Consequently, the Company must amend its bylaws according to the new LMV no later than on December 2006.

The following are among the new concepts introduced by the new LMV:

1. The creation of (i) stock corporations that promote investment, (ii) stock corporations that promote investment in the stock market, and (iii) stock market corporations;
2. Amendments to the structure and duties of the Board of Directors of the stock market corporations;
3. The substitution of the statutory auditor of the stock market corporations for Audit and Corporate Practices Committees as the new supervising bodies of the issuers' Board of Directors;
4. The assignment of specific duties for each of the aforementioned Committees;
5. The establishment of a code of conduct for the board members, secretary, CEO and directors of the stock market corporations, introducing notions like loyalty and diligence;
6. The establishment of a regime of responsibilities for the board members and the secretary of the stock market corporations with respect to their performance; and
7. The establishment of special corporate rules to protect the interests of the minority shareholders.

In general, this new legal framework seeks to strengthen corporate governance with good practices that until recently have been incorporated to our legal system. The purpose thereof is to protect both securities issuers as well as the investing public.

[Space left blank intentionally]

5. Stock Market

a) Shareholder Structure

The Company has authorized 3,935'077,043 series-A1 shares. To December 31, 2005, 3,497,375,500 of said shares were outstanding.

b) Performance of the Shares in the Stock Market

Below is an information table that shows the performance of the shares in the BMV during the last three fiscal years to December 31 of each year.



	2001	2002	2003	2004	2005
Volumen	12,749,150,000	8,294,261,000	4,312,944,000	5,530,308,000	4,740,020,000
Máximo	23.62	23.41	16.20	20.20	28.00
Mínimo	15.50	9.20	10.60	15.00	16.00
- Cierre	19.86	11.59	15.68	19.85	27.44

[Space left blank intentionally]

Below is an information table that shows the monthly performance of the shares in the BMV during the last semester of the 2005 fiscal year.



	Jul-05	Ago-05	Sep-05	Oct-05	Nov-05	Dic-05
■ VOLUMEN	301,110,400	533,360,700	441,930,700	435,553,800	605,398,800	385,825,800
MAXIMO	20.70	20.35	21.60	21.80	23.10	28.00
MINIMO	19.55	17.91	17.85	18.75	20.00	22.95
▪ CIERRE	19.77	18.05	21.31	20.96	22.98	27.44

[Space left blank intentionally]

Below is an information table that shows the quarterly performance of the shares in the BMV during the last two fiscal years.



	1T04	2T04	3T04	4T04	1T05	2T05	3T05	4T05
▪ Volumen	1,695,428,000	1,680,150,000	894,982,200	1,059,748,000	1,112,729,000	924,111,000	1,276,402,000	1,426,778,000
Máximo	16.76	18.15	17.30	20.20	21.50	20.20	21.60	28.00
Mínimo	15.00	15.70	15.25	16.30	17.50	16.00	17.85	18.75
▪ Cierre	16.65	16.86	16.91	19.85	18.10	19.85	21.31	27.44

[Space left blank intentionally]

6. Persons in Charge

The following contains the corresponding caveat under the terms set forth in Article 33 of the Provisions:

CEO, CFO, and Chief Counsel[2]

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Federal Official Gazette on March 19, 2003:

"We, the undersigned, state under oath, with respect to the area corresponding to our respective duties, we drafted the issuer's information contained in this brochure, which, to our faithful knowledge and understanding, reasonably reflects the issuer's standing. Likewise, we state we have no knowledge of significant information's having been omitted or falsified in this brochure of this brochure's possibly causing an error on the part of investors."

México, Federal District. June 23, 2006

[Signature on the original document]

Signature on the original document
MR. JAIME CHICO PARDO
CEO

Signature on the original document
MR. RAUL HUMBERTO ZEPEDA RUIZ[1]
Legal Represendative

Signature on the original document
MR. ARMANDO IBÁÑEZ VÁZQUEZ[1]
Director of Administration and Finance

1. Since the Company is purely a holding, it does not have employees or officers. Therefore, the officers that have signed this caveat carry out a similar or equivalent position to the Chief Counsel and CFO that correspond to the General Provisions applicable to securities issuers and other stock market participants published in the Official Gazette of the Federation on March 19,2003.

External Auditor

---

[1] Because it is a holding company, the Company does not have employees or officers. Therefore, the officer singing this caveat has a similar or equivalent title to the CFO as referred to in the General Provisions Applicable to Share Issuers or other Participants of the Stock Market, published in the Official Daily Gazette on March 19, 2003; provided that there is no such CEO or similar officer thereof.

Pursuant to Article 33, Item b), of the "General Provisions Applicable to Securities Issuers and Other Stock Market Participants," published in the Official Gazette of the Federation on March 19, 2003 and exclusively regarding information in the audited financial statements according to the aforementioned Article, Section 1, Item a), Numeral 3 as well as any other financial information included in this annual report whose source are the financial statements audited by our firm, Mancera, S.C., Part of Ernst & Young Global:

> "I hereby state under oath that the financial statements for Carso Global Telecom, S.A. de C.V. and its subsidiaries to December 31, 2005 and 2004 contained in this annual report were audited according to the generally accepted accounting principles in Mexico. Furthermore, I hereby state that within the scope of the work carried out to audit the aforementioned financial statements, I do not have knowledge of relevant financial information that has been omitted or falsified in this annual report or that it contains information that could induce the investors to err."

Signature on the original document
Mr. Fernando Espinosa López
Mancera, S.C
Part of Ernst & Young Global

Date: June 29, 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements:

Years Ended December 31, 2005 and 2004
with Report of Independent Auditors
and Report of Statutory Auditor

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2005 and 2004

Contents:

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Carso Global Telecom, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

As mentioned in Note 1 to the accompanying consolidated financial statements, effective January 1, 2005, the Company adopted the requirements of Mexican accounting Bulletin B-7, *Business Acquisitions*, Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*, and Bulletin C-2, *Financial Instruments,* all issued by the Mexican Institute of Public Accountants. The related effects are described in the same note.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Fernando Espinosa

Mexico City
March 10, 2006, except for the situations
mentioned in Notes 2 and 6,
the date of which is April 7, 2006

REPORT OF STATUTORY AUDITOR

To the Stockholders of
Carso Global Telecom, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Carso Global Telecom, S.A. de C.V., I am pleased to present my report on the consolidated financial statements for the year ended December 31, 2005, as submitted to you by the Board of Directors.

Among other auditing procedures applied, I personally (or in my absence the alternate statutory auditor) attended the stockholders', board of directors' and audit committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated March 10, 2006, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such consolidated financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year, except for the situation mentioned in Note 1 in reference to the Company's adopting the requirements of Mexican accounting Bulletin B-7, *Business Acquisitions*, and consequently, ceasing to amortize goodwill as of 2005. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present accurately, fairly and sufficiently, in all material respects, the consolidated financial position of Carso Global Telecom, S.A. de C.V. and subsidiaries at December 31, 2005, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles in Mexico.

Alberto Tiburcio
Statutory auditor

Mexico City
March 10, 2006, except for the situations
mentioned in Notes 2 and 6,
the date of which is April 7, 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31 2005	December 31 2004
Assets		
Current assets:		
Cash and cash equivalents	**Ps. 23,217,308**	Ps. 21,293,233
Marketable securities and instruments available for sale (Note 2)	**174,357**	9,305,494
Accounts receivable, net (Note 3)	**29,139,907**	31,165,265
Inventories for sale, net	**1,136,062**	1,400,643
Prepaid expenses and other assets	**1,991,953**	2,097,138
Total current assets	**55,659,587**	65,261,773
Plant, property and equipment, net (Note 4)	**150,576,771**	156,385,258
Inventories, primarily for operation of the telephone plant, net	**2,252,484**	2,258,814
Licenses, net (Note 5)	**4,044,129**	3,960,104
Equity investments (Note 6)	**1,027,031**	1,031,736
Net projected asset (Note 7)	**22,477,390**	26,475,834
Deferred taxes (Note 16)	**5,787,981**	5,507,050
Goodwill, net (Note 6)	**16,179,861**	11,903,577
Deferred charges, net	**433,871**	-
Total assets	**Ps. 258,439,105**	**Ps. 272,784,146**

The accompanying notes are an integral part of these financial statements.

	December 31 2005	2004
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt (Note 8)	**Ps. 18,349,998**	Ps. 16,520,699
Accounts payable (Note 10)	**17,021,554**	18,850,863
Accrued liabilities	**9,928,831**	8,563,516
Taxes payable	**1,690,991**	7,202,300
Deferred credits (Note 9)	**1,941,812**	2,135,899
Total current liabilities	**48,933,186**	53,273,277
Long-term debt (Note 8)	**101,253,672**	106,008,343
Pensions and seniority premiums (Note 7)	**1,994,601**	1,782,000
Deferred taxes (Note 16)	**12,659,599**	17,169,933
Total liabilities	**164,841,058**	178,233,553
Stockholders' equity (Note 15):		
Capital stock		
Historical	**1,176,784**	1,190,730
Restatement increment	**4,893,760**	4,893,950
	6,070,544	6,084,680
Premium on sale of shares	**576,296**	576,296
Retained earnings:		
Prior years	**24,815,437**	18,769,177
Current year	**11,114,475**	8,857,726
	35,929,912	27,626,903
Other accumulated comprehensive loss items	**(14,712,184)**	(11,631,719)
Majority stockholders' equity	**27,864,568**	22,656,160
Minority interest	**65,733,479**	71,894,433
Total stockholders' equity	**93,598,047**	94,550,593
Total liabilities and stockholders' equity	**Ps. 258,439,105**	Ps. 272,784,146

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31 2005		2004
Operating revenues:			
Local service	Ps.	**58,463,788**	Ps. 58,849,658
Long-distance service:			
Domestic		**36,941,452**	25,723,325
International		**13,171,081**	12,292,311
Interconnection service		**18,394,291**	19,852,955
Corporate networks		**18,419,987**	13,713,249
Internet		**11,066,790**	8,078,452
Others		**6,490,715**	6,167,462
		162,948,104	144,677,412
Operating costs and expenses:			
Cost of sales and services		**33,857,753**	32,466,073
Commercial, administrative and general expenses		**27,075,416**	23,015,580
Transport and interconnection		**28,581,832**	20,602,693
Depreciation and amortization (Notes 4 to 6)		**24,416,503**	25,724,705
		113,931,504	101,809,051
Operating income		**49,016,600**	42,868,361
Comprehensive financing cost:			
Interest income		**(3,970,372)**	(4,550,725)
Interest expense		**9,999,641**	7,864,965
Exchange loss, net		**4,633,837**	192,988
Net monetary position gain		**(2,875,972)**	(4,163,049)
Other financing expenses		**170,327**	997,649
		7,957,461	341,828
Income before income tax and employee profit sharing		**41,059,139**	42,526,533
Provisions for (Note 16):			
Income tax		**10,261,922**	12,891,150
Employee profit sharing		**2,863,685**	2,916,174
		13,125,607	15,807,324
Income before equity interest in net income (loss) of affiliates		**27,933,532**	26,719,209
Equity interest in net income (loss) of affiliates (Note 6)		**63,378**	(104,293)
Net income	Ps.	**27,996,910**	Ps. 26,614,916
Distribution of net income:			
Majority interest	Ps.	**11,114,475**	Ps. 8,857,726
Minority interest		**16,882,435**	17,757,190
Net income	Ps.	**27,996,910**	Ps. 26,614,916
Weighted average number of common shares outstanding (in millions)		**3,529.60**	3,583.20
Net majority interest earnings per share (Notes 1 and 15)	Ps.	**3.14**	Ps. 2.47

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Historical	Restatement increment	Stock premium	Reserve for purchase of Company's own shares	Legal reserve	Unappropriated	Accumulated effect of deferred income tax	Net income	Other accumulated comprehensive income items	Total majority stockholders' equity	Minority interest	Net income	Total
Balance at December 31, 2003	Ps. 1,222,097	Ps. 4,895,856	Ps. 576,296	Ps. 1,820,182	Ps. 1,057,667	Ps.15,372,263	Ps.(3,189,291)	Ps.6,496,969	Ps.(9,972,714)	Ps. 18,279,325	Ps. 56,767,398		Ps. 75,046,723
Appropriation of net income to retained earnings						6,496,969		(6,496,969)					-
Increase in legal reserve for the cash purchase of Company's own shares				4,274,225		(4,274,225)							-
Repurchase of Company's own shares	(31,367)	(1,906)		(1,628,960)						(1,662,233)			(1,662,233)
Dividends paid by the subsidiary											(5,089,889)		(5,089,889)
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary						(922,968)			(616,797)	(1,539,765)	(5,258,289)		(6,798,054)
Excess in purchase price over book value of acquired shares of companies under common control						(236,685)				(236,685)	(344,165)		(580,850)
Comprehensive income:													
Net income for the year								8,857,726		8,857,726	17,757,190	26,614,916	26,614,916
Other comprehensive income items:													
Effect of securities available for sale									(612,867)	(612,867)	(676,460)	(1,289,327)	(1,289,327)
Net effect of translation of foreign entities									323,923	323,923	2,544,435	2,868,358	2,868,358
Deficit from holding non-monetary assets, net of deferred taxes									(753,264)	(753,264)	(1,871,885)	(2,625,149)	(2,625,149)
Comprehensive income												25,568,798	
Purchase of minority interest											(4,709,647)		(4,709,647)
Minority interest											12,775,745		12,775,745
Balance at December 31, 2004	1,190,730	4,893,950	576,296	4,465,447	1,057,667	16,435,354	(3,189,291)	8,857,726	(11,631,719)	22,656,160	71,894,433		94,550,593
Appropriation of net income to retained earnings						8,857,726		(8,857,726)					-
Repurchase of Company's own shares	(13,946)	(190)		(829,619)						(843,755)			(843,755)
Initial accumulated effect of swaps, net of deferred taxes									141,829	141,829	173,579		315,408
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary						(2,262,860)			(2,106,079)	(4,368,939)	(13,162,155)		(17,531,094)
Dividends paid by the subsidiary											(4,947,428)		(4,947,428)
Excess in book value over sales price of acquired shares sold to companies under common control from subsidiaries						(43,755)				(43,755)	(53,549)		(97,304)

Excess in book value over sales price of acquired shares sold to companies under common control from subsidiaries						(43,755)				(43,755)	(53,549)		(97,304)
Excess in purchase price over book value of acquired shares of companies under common control						(1,750,529)				(1,750,529)			(1,750,529)
Gain on sale of companies under common control						498,821			462,876	961,697	189,646		1,151,343
Acquisition of minority interest and contribution of minority stockholders derived from the subsidiary						1,576,476			70,213	1,646,689	(910,042)		736,647
Comprehensive income: Net income for the year								11,114,475		11,114,475	16,882,435	27,996,910	27,996,910
Other comprehensive income items: Effect of securities available for sale derived from the subsidiary									513,373	513,373	628,295	1,141,668	1,141,668
Effect of market value of swaps, net of deferred taxes									(74,325)	(74,325)	(90,963)	(165,288)	(165,288)
Effect of translation of foreign entities derived from the subsidiary									154,403	154,403	566,969	721,372	721,372
Deficit from holding non-monetary assets, net of deferred taxes									(2,242,755)	(2,242,755)	(5,437,741)	(7,680,496)	(7,680,496)
Comprehensive income												Ps.22,014,166	
Balance at December 31, 2005 (Note 16)	Ps. 1,176,784	Ps. 4,893,760	Ps. 576,296	Ps. 3,635,828	Ps. 1,057,667	Ps. 23,311,233	Ps.(3,189,291)	Ps. 11,114,475	Ps.(14,712,184)	Ps. 27,864,568	Ps. 65,733,479		Ps. 93,598,047

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A. DE C.V.
AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31 2005	2004
Operating activities		
Net income	Ps. 27,996,910	Ps. 26,614,916
Add (deduct) items not requiring the use of resources:		
Depreciation	23,527,412	23,355,040
Amortization	889,091	2,425,419
Deferred taxes, net of monetary effect	(3,724,552)	(2,711,181)
Deferred charges	307,201	-
Net period cost	4,558,900	4,536,578
Equity interest in net (income) loss of affiliates	(63,378)	104,294
Changes in operating assets and liabilities:		
(Decrease) increase in:		
Marketable securities	2,434,724	7,325,753
Accounts receivable	2,387,878	(527,585)
Inventories for sale	(813,334)	(331,863)
Prepaid expenses and other assets	337,834	407,812
Increase (decrease) in:		
Pensions and seniority premiums		
Contributions to trust fund	(59,390)	(1,703,980)
Payments to employees	(219,292)	(5,179,190)
Accounts payable and accrued liabilities	(658,083)	1,120,916
Taxes payable	(5,619,373)	7,674,403
Deferred credits	(194,087)	57,219
Resources provided by operating activities	51,088,461	63,168,551
Financing activities		
New loans	29,679,353	64,838,213
Repayment of loans	(23,412,450)	(45,981,286)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(9,192,275)	(7,981,328)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(843,755)	(1,662,233)
Repurchase of shares of subsidiaries, net of replacement of shares of the subsidiary	(17,531,094)	(6,798,055)
Cash dividends paid to minority stockholders	(4,947,428)	(5,089,889)
Resources used in financing activities	(26,247,649)	(2,674,578)
Investing activities		
Plant, property and equipment	(23,435,861)	(20,235,836)
Marketable securities and instruments available for sale	7,838,082	(7,985,740)
Inventories for operation of the telephone plant	(3,056)	(763,138)
Subsidiaries and affiliated companies, net	(6,846,419)	(26,352,471)
Initial balance of cash equity investment in subsidiaries	125,701	4,848,776
Other investments	(595,184)	(138,136)
Resources used in investing activities	(22,916,737)	(50,626,545)
Net increase in cash and short-term investments	1,924,075	9,867,428
Cash and cash equivalents at beginning of year	21,293,233	11,425,805
Cash and cash equivalents at end of year	Ps. 23,217,308	Ps. 21,293,233

The accompanying notes are an integral part of these financial statements.

CARSO GLOBAL TELECOM, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2005 and 2004
(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Carso Global Telecom, S.A. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A. de C.V. (Carso Group) approved at an extraordinary stockholders' meeting held on April 30, 1996.

At December 31, 2005 and 2004, Telecom's principal asset is represented by its investment in the shares of Teléfonos de México, S.A. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telmex provides telecommunication services primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru. Telmex obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the Telmex local network. Telmex also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and associated companies of Telecom at December 31, 2005 and 2004 is as follows:

Company	Country	Equity % at December 31 2005	Equity % at December 31 2004
Subsidiaries:			
Teléfonos de México, S.A. de C.V.		**70.89**[1]	70.58[1]
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	**100.0**	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	**100.0**	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	**100.0**	100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	**100.0**	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	**100.0**	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	**100.0**	100.0
Uninet, S.A. de C.V.	Mexico	**100.0**	100.0

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

I. Description of the Business

		Equity % at December 31	
Company	**Country**	**2005**	2004
Subsidiaries (continued):			
Embratel Participações, S.A.	Brazil	**97.3**[2]	90.3[2]
Empresa Brasileira de Telecomunicações, S.A.	Brazil	**97.3**[2]	90.3[2]
Star One, S.A.	Brazil	**77.8**[3]	72.2[3]
Telmex do Brasil, Ltda.	Brazil	**97.3**	**100.0**
Telmex Chile Holding, S.A.	Chile	**100.0**	**100.0**
Telmex Corp., S.A. (formerly Chilesat Corp., S.A.)	Chile	**99.7**	**99.3**
Techtel LMDS Comunicaciones Interactivas, S.A.	Argentina	**100.0**	**83.4**
Telmex Argentina, S.A.	Argentina	**100.0**	**100.0**
Metrored Telecomunicaciones, S.R.L.	Argentina	**100.0**	**83.4**
Telmex Colombia, S.A.	Colombia	**100.0**	**100.0**
Telmex Perú, S.A.	Peru	**100.0**	**100.0**
Empresas y Controles en Comunicaciones, S.A.			
Global Telecom, LLC	United States		**100.0**
Associated companies:			
Net Serviços de Comunicação, S.A.	Brazil	**37.1**[4]	
Grupo Telvista, S.A. de C.V.	Mexico	**45.0**	45.0
Technology and Internet, LLC	United States		50.0
Soluciones Integrales de Energía, S.A. de C.V.	Mexico	**34.5**	34.5

(1) Corresponds to Telmex controlling interests.

(2) Corresponds to controlling interests. At December 31, 2005, Telmex holds 72.3% of the shares of Embrapar. (33.6% in 2004)

(3) Indirect controlling interest

(4) Corresponds to the direct interest of Embrapar in Net; therefore, the effective real interest of Telmex in Net is 26.8%.

The amended Mexican government concession under which Telmex operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last five years, Telmex management decided not to raise its rates for basic services.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

I. Description of the Business (continued)

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, data transmission, among other services and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL). The concession for domestic and international long-distance services is in force through December 31, 2025 and may be renewed upon expiration. The concession for satellite use is in force through December 31, 2020 and may be renewed upon expiration.

The rest of the countries operate under concessions and government licenses.

II. Significant Accounting Policies

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

At December 31, 2005, Telecom owns 43.91% (40.33% in 2004) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 70.89% and 70.58% of the voting shares of Telmex at December 31, 2005 and 2004, respectively (see Note 4). Additionally, Telecom indirectly owns through a subsidiary 1.06% in 2005 (0.42% in 2004) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Carso Global Telecom, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecom's financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

1. Description of the Business and Significant Accounting Policies (continued)

a) Consolidation and basis of translation of financial statements of foreign subsidiaries (continued)

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders' equity as part of the caption Other comprehensive income items.

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

The financial statements of the subsidiary Global Telecom, LLC (Global), located in the United States of America (U.S.A.) were translated into Mexican pesos, considering Global's transactions as foreign operations. Consequently, the non-monetary items of Global's financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican GAAP. Global survived as a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged with Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

The minority interest shown in the accompanying financial statements basically refers to the equity interest of other Telmex stockholders.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to management's estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

1. Description of the Business and Significant Accounting Policies (continued)

b) Recognition of revenues (continued)

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues from prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The restatement factor applied to the financial statements at December 31, 2004 as originally issued was 1:0333, which represents the annual rate of inflation for the period from January 1 through December 31; 2005 based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the central bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment depreciation is computed using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors obtained from the NCPI.

Goodwill, capital stock, premium on sale of shares, and retained earnings were restated using adjustment factors obtained from the NCPI.

1. Description of the Business and Significant Accounting Policies (continued)

c) Recognition of the effects of inflation on financial information (continued)

Capital stock, stock premium, retained earnings and other accumulated comprehensive incom items were restated using adjustment factors obtained from the NCPI.

Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Grupo Carso), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, *Statement of Changes in the Financial Position*, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary foreign exchange gains and losses are not treated as resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically by time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants issued amendments to Bulletin C-2, *Financial Instruments*. The observance of Bulletin C-2 is compulsory for fiscal years beginning on January 1, 2005, although earlier observance is recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders' equity.

Telmex adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders' equity of Ps. 1,141,668 in the caption Other accumulated comprehensive income items.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

Marketable securities are represented by equity securities and corporate bonds for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the fair value of instruments classified as available for sale are recognized in results of operations.

e) Allowance for doubtful accounts

The Company's policy with respect to the allowance for doubtful accounts is basically to provide for accounts receivable more than 90 days old.

f) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

g) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. As of January 1, 2005, the date on which Bulletin B-7 went into force, goodwill is no longer amortized, but rather, is subject to periodic impairment valuations and adjustments Through December 31, 2004, goodwill was amortized using the straight-line method over periods of 5 to 20 years.

h) Licenses

Telmex records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican accounting Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, issued by the Mexican Institute of Public Accountants in March 2003.

Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the related loss should be determined based on the recovery value of the related asset, which is defined as the difference between the asset's net selling price and its value in use computed based on discounted cash flow. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

1. Description of the Business and Significant Accounting Policies (continued)

j) Impairment of assets (continued)

The application of this new pronouncement had no material effect on the Company's results of operations or on its financial position.

j) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences are charged or credited to income.

k) Labor obligations

Pension, seniority premium, medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Through December 31, 2004, termination payments were expensed as incurred (see paragraph r below).

l) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision is recognized as an interest expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they generate a loss.

m) Income tax and employee profit sharing

Deferred taxes are determined by applying the asset and liability method. Under this method, deferred taxes are recognized on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued or the enacted income tax rate that will be in force at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

1. Description of the Business and Significant Accounting Policies (continued)

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

n) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, *Comprehensive Income*, issued by the Mexican Institute of Public Accountants, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets, the changes in the fair value of instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders' equity.

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the period, as specified in Mexican accounting Bulletin B-14, *Earnings per Share,* issued by the Mexican Institute of Public Accountants (see Note 16).

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making process based on the services provided and the geographical areas in which the Company operates, in conformity with the requirements of Mexican accounting Bulletin B-5, *Financial Information by Segment.* (See note 18).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

The following new pronouncements entered into force in 2005:

s) New accounting pronouncements

- Business acquisitions

In May 2004, the Mexican Institute of Public Accountants issued Mexican accounting Bulletin B-7, *Business Acquisitions*. The observance of Bulletin B-7 is compulsory for fiscal years beginning on or after January 1, 2005. Bulletin B-7 addresses the financial accounting and reporting for business and entity acquisitions and requires that all business combinations be accounted for using only the purchase method. Furthermore, the new bulletin requires that minority interest acquisitions be treated as transactions between entities under common control and, accordingly, any difference between the purchase price and book value of net assets acquired is to be treated as an equity transaction.

The adoption of this new accounting pronouncement gave rise to a decrease of approximately Ps. 2,058,390 in the Company's operating expenses for 2005, due to the proscription of the amortization of goodwill, and the benefit due to the reversal of negative goodwill of Ps. 191,000 derived from AT&T shares acquired in 2004. Should the Company have adopted this new accounting pronouncement in 2004, net income for such period would have increased by Ps. 1,867,390.

Financial derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as hedging derivatives at fair value (forwards) and cash flow hedges (interest-rate swaps). Through December 31, 2004, gains or losses on such contracts were charged or credited to income as incurred, and presented net of the loss or gain being hedged.

As of January 1, 2005, due to the adoption of new Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities*, issued by the Mexican Institute of Public Accountants in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. Gains or losses resulting from changes in the fair value of hedges are charged or credited to income in the period in which they are incurred, together with the gains or loss of the hedged asset or liability.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

s) New accounting pronouncements (continued)

Derivative instruments and hedging activities (continued)

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in Other accumulated comprehensive income items in stockholders' equity while the ineffective portion of the gain or loss is reported in net income. The effectiveness of the derivatives is determined at the time they are defined as derivatives. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%. The adoption of Bulletin C-10 gave rise to a credit to income of Ps. 125,872, and a credit to stockholders' equity of Ps. 315,408, both net of deferred taxes. Should the Company have adopted this new accounting pronouncement in 2004, considering that the criterion for the recording of hedges would have been met, the net income for such period would have decreased by Ps. 55,654.

Labor obligations

In January 2004, the Mexican Institute of Public Accountants issued the revised accounting Bulletin D-3, *Labor Obligations*. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", as well as rules applicable to employee termination pay. The observance of these new rules was compulsory for fiscal years beginning on or after January 1, 2005. The adoption of this accounting pronouncement gave rise to an increase of Ps. 139,520 in Telmex's operating expenses for 2005 (see Note 7).

Pro forma financial data

The following pro forma financial data for 2004 is based on the Company's historical financial statements, adjusted to give effect to the new accounting pronouncements described above.

	Unaudited pro forma for the year ended December 31, 2004
Majority net income	Ps. 8,918,681
Earnings per share (in Mexican pesos):	
Basic	2.48

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies (continued)

t) New accounting pronouncements (continued)

Standards issued by the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF)

On January 1, 2006, the requirements of the Mexican Financial Information Standards Research and Development Board (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C.* or *CINIF*) went into effect and replace the standards previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants. The adoption of these new rules will have no effect on the Company's financial statements.

u) Reclassifications

Certain amounts in the 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the 2005 financial statements.

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company's investments in financial instruments at December 31, 2005 and 2004 is as follows:

	At December 31, 2005		At December 31, 2004	
	Cost	**Market value**	Cost	Market value
Marketable securities				
Shares	**Ps. 500,129**	**Ps. 67,184**	Ps. 2,401,085	Ps. 357,870
Corporate bonds	**101,035**	**107,173**	2,353,319	2,251,211
	601,164	**174,357**	4,754,404	2,609,081
Instruments available for sale				
MCI shares	**-**	**-**	7,985,740	6,696,413
Total	**Ps. 601,164**	**Ps. 174,357**	Ps.12,740,144	Ps. 9,305,494

Marketable securities

At December 31, 2005, the net unrealized loss on marketable securities was Ps. 426,087 (Ps. 2,145,323 in 2004). The realized loss on the sale of shares in 2005 was Ps. 68,334 (Ps. 1,435,723 in 2004). The realized gain on the exchange and sale of bonds in 2005 was Ps. 11,095, which was credited to comprehensive financing cost.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

2. Marketable Securities and Instruments Available for Sale (continued)

On April 21, 2004, Telmex converted Ps. 7,153,690 (USD 597.9 million) (market value) in bonds issued by MCI Inc. (MCI) (nominal amount of USD 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code. In 2004, the conversion of MCI bonds gave rise to a realized gain of Ps. 2,083,009 that was recognized in comprehensive financing cost and which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion.

Instruments available for sale

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid USD 25.72 in cash per share of MCI common stock, for a total purchase price of Ps. 7,827,033. Also, TELMEX stands to receive from Verizon an additional cash payment provided that Verizon's share price exceeds USD 35.52 for a specific period of time, which ends prior to April 9, 2006. Such additional payment was not made, since Verizon's share price did not exceed the aforementioned amount in such period of time. In 2005, Telmex recognized a gain of Ps. 501,354 as a result of the sale of these shares, which was recognized in Comprehensive financing cost.

In 2005 and 2004, the Company received dividends from MCI of Ps. 118,741 and Ps. 243,030, respectively, which were recognized in the caption Comprehensive financing cost.

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2005	2004
Trade	**Ps. 31,440,845**	Ps. 34,998,753
Link-up services	**2,367,194**	2,289,448
Related parties	**368,895**	322,998
Other	**2,522,896**	6,236,427
	36,699,830	43,857,626
Less:		
Allowance for doubtful accounts	**7,559,923**	12,692,361
Total	**Ps. 29,139,907**	Ps. 31,165,265

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

3. Accounts Receivable (continued)

At December 31, 2004, the caption Other includes an account due from Mcom Wireless, S.A. of USD 51.1 million, which bears 8.5% annual interest. Due to the uncertainty with respect to the recoverability of this debt, the full amount of the balance due has been included in the allowance for bad debts. On December 15, 2005, Telecom sold its collection rights of this account, obtaining income of Ps. 1,000, which is presented in the caption Other in the revenues section in the statement of income.

An analysis of activity in the allowance for bad debts for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	**Ps. 12,692,361**	Ps. 2,939,500
Effect of translation	**517,965**	-
	13,210,326	2,939,500
Effect of acquired companies	**4,596**	9,785,478
Increase charged to expenses	**2,616,869**	1,952,299
Increase charged to other accounts	**-**	614,139
Monetary effect	**(149,440)**	(491,887)
Charges to allowance (1)	**(8,122,428)**	(2,107,168)
Ending balance at December 31	**Ps. 7,559,923**	Ps. 12,692,361

(1) Corresponds primarily to charges made by Embratel.

4. Plant, Property and Equipment

a) An analysis of plant, property and equipment is as follows:

	2005	2004
Telephone plant and equipment	**Ps.328,376,010**	Ps. 327,735,942
Land and buildings	**43,598,783**	42,539,602
Computer equipment and other assets	**56,512,748**	55,538,298
	428,487,541	425,813,842
Less:		
Accumulated depreciation	**286,522,446**	273,358,263
Net	**141,965,095**	152,455,579
Construction in progress and advances to equipment suppliers	**8,611,676**	3,929,679
Total	**Ps.150,576,771**	Ps. 156,385,258

Constructions in progress increased from 2004 to 2005 primarily due to investments in Embratel and Star One.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

4. Plant, Property and Equipment (continued)

Embratel's construction in progress refers to new projects to expand its telephone plant. Accumulated expenses of such projects at December 31, 2005 aggregate Ps. 2,736,658. These projects will be concluded and transferred to the plant during the first half of 2006.

Star One increased its constructions in progress by Ps. 1,496,452 due to its commencing construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; satellites C-2 and C-1 are scheduled to enter into orbit in 2007 and 2006, respectively. The total amount of these contracts is Ps. 4,360,407 and the balance of these projects recorded in constructions in progress at December 31, 2005 aggregates Ps. 2,759,268.

Included in plant, property and equipment are the following assets held under capital leases:

	2005	2004
Assets under capital leases	**Ps. 3,165,354**	Ps. 4,318,019
Less accumulated depreciation	**1,321,551**	1,522,928
	Ps. 1,843,803	Ps. 2,795,091

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by Telmex and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals for the restatement of plant, property and equipment. At December 31, 2005 and 2004, this caption was restated in each country, as follows:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2005, approximately 60% (61% in 2004) of the value of the plant, property and equipment has been restated using specific indexation factors.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

4. Plant, Property and Equipment (continued)

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was Ps. 23,527,412 in 2005 and Ps. 23,355,040 in 2004

5. Licenses

An analysis of licenses and their amortization at December 31, 2005 and 2004 is as follows:

	2005	2004
Investment	**Ps. 5,455,661**	Ps. 4,355,102
Accumulated amortization	**1,411,532**	394,998
Net	**Ps. 4,044,129**	Ps. 3,960,104

Telmex has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of Ps. 890,943.

In 2004, as a result of the Company's acquisition of foreign entities, the Company acquired software licenses and licenses for use of point-to-point and point-to-multipoint links.

An analysis of changes in this item in 2005 is as follows:

	Balance at January 1, 2005	**Effect of translation**	**Effect of acquired companies**	**Investment and amortization of the year**	**Balance at December 31, 2005**
Investment	**Ps. 4,355,102**	**Ps. 301,731**	**Ps. 203,644**	**Ps. 595,184**	**Ps. 5,455,661**
Accumulated amortization	**394,998**	**163,334**		**853,200**	**1,411,532**
Net	**Ps. 3,960,104**	**Ps. 138,397**	**Ps. 203,644**	**Ps.(258,016)**	**Ps. 4,044,129**

An analysis of changes in this item in 2004 is as follows:

	Balance at January 1, 2004	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2004
Investment	Ps. 890,943	Ps. 3,326,023	Ps. 138,136	Ps.4,355,102
Accumulated amortization	252,984	-	142,014	394,998
Net	Ps. 637,959	Ps. 3,326,023	Ps.(3,878)	Ps. 3,960,104

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments

I. Investments in subsidiaries

Telmex

a) At December 31, 2005 and 2004, the number of shares that the Company holds in Telmex and the corresponding percentage equity interest in relation to the total number of outstanding shares of each series is as follows:

	Number of shares		% equity interest	
Series	**2005**	2004	**2005**	2004
AA	**6,000,000**	6,000,000	**73.93**	73.82
A	**91,995**	91,995	**19.20**	18.23
L	**3,821,005**	3,551,005	**28.40**	23.62

In 2005 and 2004, Telecom purchased the following Telmex shares:

	2005	2004
Millions of series "L" shares purchased	**270.0**	652.5
Book value	**Ps. 1,1**	Ps. 5,084,170
Acquisition cost	**2,938,097**	13,381,655
Excess in purchase price over book value of acquired shares of companies under common control	**Ps. 1,7**	Ps. 8,297,485

The excess in purchase price over book value of acquired shares of companies under common control generated in 2005 was charged to Telecom's stockholders' equity, in conformity with the provisions of Mexican accounting Bulletin B-7. In 2004, such excess was charged to goodwill.

In 2005, Telecom purchased the following Telmex shares from Corporativo Global Telecom, S.A. de C.V. (formerly Global Telecom, LLC):

Millions of series "L" shares purchased		**12.5**
Book value	**Ps.**	**55,095**
Original goodwill		**14,573**
Acquisition cost		**131,097**
Excess in purchase price over book value of acquired shares of companies under common control	**Ps.**	**61,429**

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

At December 31, 2005 and 2004, the Company has obtained several loans from banks abroad pledging in guaranty 107.9 million (102.93 million in 2004) Telmex ADR's (America Depository Receipts), which represent 2,158 million (2,058.6 million) shares at those dates (see Note 8). Such shares will be released at the maturity date of such loans.

b) Subsequent events

i) From January 1 through March 10, 2006, Empresas y Controles en Comunicaciones, S.A. de C.V. purchased 19 million Telmex Series "L" shares for Ps. 249,524. The difference between the amount paid and the book value of such acquisition gave rise to a charge of Ps. 160,767 in stockholders' equity. Therefore, at the date of this audit report, including the shares purchased in 2006 and the repurchase of the subsidiary's own shares, the equity interest in Telmex is as follows:

Series	Number of shares	% equity interest
AA	6,000,000	73.93
A	91,995	19.20
L	3,587,587	29.38

ii) At a regular stockholders' meeting held on March 30, 2006, the stockholders approved an increase of Ps. 15,000,000 (historical), in the total authorized historical amount to be used by Telmex to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 15,215,538 (historical).

c) In 2005, Telmex acquired several subsidiaries and an affiliate in Latin America. The results of operations of such acquisitions were included in the Telmex's financial statements as of the month following the acquisition

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date						
	Net January 2005	Net March 2005	Net May 2005	Others July 2005	Primesys November 2005	Net December 2005	Total
Current assets	Ps. 4,499,240	Ps. 4,025,888	Ps.4,316,011	Ps. 226	Ps. 341,378	Ps. 5,035,047	
Fixed assets	3,600,495	3,515,401	3,360,048	-	290,996	3,365,797	
Licenses	9,482	9,163	9,598	-	203,642	9,846	
Less:							
Current liabilities	8,658,395	2,358,147	1,559,085	621	132,735	1,912,541	
Long-term liabilities	2,266,189	5,762,533	5,810,113	-	7,182	5,869,506	
Fair value of net assets acquired	(2,815,367)	(570,228)	316,459	(395)	696,099	628,643	
% of equity acquired	1.56%	46.7%	0.23%	100%	100%	0%	
Net assets acquired	(43,920)	(266,296)	728	(395)	696,099	-	Ps. 386,216
Amount paid	237,704	3,369,897	20,807	11,335	1,148,453	153,882	4,942,078
Goodwill, net	Ps. 281,624	Ps. 3,636,193	Ps. 20,079	Ps. 11,730	Ps. 452,354	Ps. 153,882	Ps. 4,555,862

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

I. Investments in affiliates

An analysis of the equity investment in affiliated companies at December 31, 2005 and 2004, and a brief description of each company, is as follows:

		2005		2004
Equity investments in:				
Grupo Telvista, S.A. de C.V.	**Ps.**	**381,157**	Ps.	398,806
Technology and Internet, LLC		**-**		203,522
Soluciones Integrales de Energía, S.A. de C.V.		**222,929**		211,710
Net Serviços de Comunicação S.A.		**230,344**		-
Other		**192,601**		217,698
	Ps.	**1,027,031**	Ps.	1,031,736

Grupo Telvista (Mexico and U.S.)

Telmex holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the U.S.A. In June 2004, Telmex made a capital contribution to this company of Ps. 54,530 so as to maintain its historical percentage equity interest.

Technology and Internet (U.S. and Latin America)

On June 21, 2005, Telmex sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for Ps. 43,446, which is less than book value. Such sale gave rise to a charge of Ps. 97,304 to stockholders' equity.

Soluciones Integrales de Energía, S.A. de C.V. (Sinerga)

Telecom holds 34.50% of the capital stock of Sinerga. Based on the equity method, the Company charged Ps. 1,474 and credited Ps. 14,386 to results of operations of 2005 and 2004, respectively, under the caption Equity interest in net income (loss) of affiliates.

Net (Brazil)

In 2005 and in accordance with the agreements entered into by and between Telmex and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), Telmex acquired an equity interest in Net Serviços de Comunicações S.A. (Net), which is the largest cable television operator in Brazil.

The total cost of these transactions was Ps. 3,782,290 (USD 326.3 million). Telmex's total direct and indirect equity interest in Net was 37.1%, which was transferred to Embratel as described below in Investments in subsidiaries.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

Equity interest in the results of operations of affiliated companies represented a credit to operations of Ps. 64,852 in 2005 (charge of Ps. 118,681 in 2004).

2Wire (USA)

In December 2005, through an agreement with Telmex and Alcatel USA (Alcatel) and SBC Internacional, Inc. (AT&T), the Company invested in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. that provides internet, telephone and entertainment services for broadband applications. Telmex will acquire an 18.5% equity interest in 2Wire for USD 87.8 million, and AT&T will pay Telmex USD 26.05 million to acquire a 5.5% equity interest in 2Wire in the future, under certain terms and conditions. On January 27, 2006, the last of the aforementioned transactions took place; consequently, at the date on which these financial statements were issued, Telmex holds an equity interest of approximately 13% in 2Wire.

An analysis of changes in goodwill at December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance	**Ps.11,903,577**	Ps.23,657,339
Negative goodwill charged to income	**42,427**	-
	11,946,004	23,657,339
Goodwill generated	**4,555,862**	3,978,706
Amortization	**-**	(15,732,468)
Purchase adjustments	**(322,005)**	-
Ending balance	**Ps.16,179,861**	Ps.11,903,577

II. Investments in subsidiaries

Investments in 2004

In 2004, Telmex acquired several Latin American subsidiaries.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

	Values at acquisition date						
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel (1) and Metrored April and June 2004	Assets of AT&T February 2004	Total
Current assets	Ps.13,433,979	Ps. 17,912,518	Ps.576,587	Ps. 645,592	Ps. 171,921	Ps. 855,988	
Fixed assets	24,009,740	25,283,120	794,121	803,226	453,096	1,978,204	
Licenses		3,078,576			66,271	181,176	
Less:							
Current liabilities	6,862,360	15,796,114	962,358	1,038,874	247,989	393,371	
Long-term liabilities:	27,615,787	10,386,531	384,644	391,254	253,121	283,948	
Fair value of net assets acquired	2,965,572	20,091,569	23,706	18,690	190,178	2,338,049	
% of equity acquired	100%	14.31%	40%	59.28%	85.99% (2)	100%	
Net assets acquired	2,965,572	2,875,104	9,482	11,079	163,531	2,338,049	Ps. 8,362,817
Amount paid	4,655,967	3,161,239	612,399	904,445	1,304,043	2,284,203	12,922,296
Goodwill generated	1,690,395	286,135	602,917	893,366	1,140,512	(53,846)	4,559,479
Less goodwill charged to stockholders' equity					580,773		580,773
Goodwill generated, net	1,690,395	286,135	602,917	893,366	559,739	(53,846)	3,978,706
Amortization of the period	33,243	1,187	17,088	22,474	7,263	(11,419)	69,836
Goodwill, net	Ps. 1,657,152	Ps. 284,948	Ps.585,829	Ps. 870,892	Ps. 552,476	Ps.(42,427)	Ps. 3,908,870

(1) The figures of Techtel are presented at book value.
(2) This is the weighted average of the 80% and 95% equity interest acquired by Techtel and Metrored, respectively.

Telmex determined the fair value of fixed assets by means of an appraisal performed by independent experts based on the value in use of each asset.

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and Telmex, Telmex acquired for a total of Ps. 4,874,810 (USD 400 million) all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 Telmex, through a public offering of Ps. 3,164,394 (USD 271.6 million), acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of the outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel,

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

Chilesat (Chile)

In April 2004, Telmex acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for Ps. 566,945 (USD 47 million). Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 Telmex purchased for Ps. 818,134 (USD 67 million) an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, Telmex acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for Ps. 903,234 (USD 75 million), and the remaining 20% equity interest was acquired from Intelec, S.A. for a total of Ps. 301,078 (USD 25 million). Since Telmex and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders' equity.

Metrored (Argentina)

In June 2004, Telmex acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was Ps. 153,794 (USD 12 million).

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, Telmex acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was Ps. 2,305,769 (USD 196.3 million).

Investments in 2005

Embrapar (Brazil)

From March through May 2005, Telmex contributed Ps. 6,959,322 (USD 611.5 million) for the capital increase of its subsidiary Embrapar, increasing its ownership to 95.1% of the voting shares and 63.9% of the outstanding shares (90.3% and 33.6%, respectively, at December 31, 2004). Minority shareholders contributed Ps. 1,011,037 (USD 88 million) during the same period, giving rise to an increase in stockholders' equity.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

On October 24, 2005, Telmex contributed all the capital stock of Telmex do Brasil Ltda. (Telmex do Brasil) to Embrapar and 37.1% of its investment in the capital stock of Net, increasing its ownership in Embrapar to 97.3% of the voting shares and 72.3% of the outstanding shares. The transaction was carried through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A.; such companies previously held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a favorable effect of Ps. 1,151,343, which was recognized in stockholders' equity, since it was generated between companies of the same group.

Primesys (Brazil)

In November 2005, Embratel, a subsidiary of Embrapar, purchased from Portugal Telecom do Brasil S.A. all the shares of Primesys Soluções Empresariais S.A (Primesys) for Ps. 1,148,453 (BR 250.8 million). Primesys provides top-of-the-line value-added services in Brazil, such as communication solutions and outsourcing.

Goodwill generated on the aforementioned acquisition is subject to change, since Telmex has not concluded the determination of the fair value of acquired assets and liabilities.

Techtel (Argentina)

On June 23, 2005, Telmex exercised its right to acquire from Intelec, S.A. additional equity interest of approximately 10% in Techtel for Ps. 165,964 (USD 15 million), increasing its equity interest to 93.4% (83.4% at December 31, 2004). On December 27, 2005, Telmex acquired from Intelec the remaining 6.6% equity interest in Techtel for a total of Ps. 108,426 (USD 10 million).

Such amounts are less than the book value of the shares acquired, giving rise to a charge of Ps. 274,390 to stockholders' equity.

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2005 and 2004 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2005 and the immediately preceding year and are based on available information and other assumptions that management believes are reasonable.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

6. Equity Investments (continued)

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict Telmex's results of operations.

	Unaudited Pro forma combined Telecom For the years ended December 31	
	2005	2004
Operating revenues	**Ps. 164,118,670**	Ps. 165,989,568
Majority net income	**11,373,929**	8,942,441
Earnings per share (in Mexican pesos):		
Basic	**3.22**	2.49

Subsequent event

On April 3, 2006, Telmex and América Móvil announced that through a comprehensive strategic alliance with equal partnerships ("the alliance"), they entered into an agreement with Verizon to acquire equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for a total of USD 676.6 million in cash. The acquisition price represents USD 3.01 for each common share of CANTV held by Verizon (or USD 21.10 for each American Depositary Share of CANTV held by Verizon, each of which represents 7 common shares of CANTV). The alliance shall indirectly acquire Verizon's equity interest in CANTV through the purchase of a subsidiary of Verizon that holds all the common shares of CANTV and the American Depository Shares (ADS's). The equity investment represents approximately 28.51% of all CANTV's outstanding shares. CANTV is the principal telecommunication services provider in Venezuela.

The transaction is subject to the corresponding regulatory approvals and other terms. In conformity with Venezuelan laws, after closing the acquisition of Verizon's equity investment in CANTV and subject to regulatory approvals, the alliance shall make a tender offer to acquire CANTV's remaining outstanding shares at the same price per share paid to Verizon for its shares and ADS's in CANTV (or rather, its equivalent in Venezuelan Bolivars translated at the enacted exchange rate at that time).

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of Telmex's employees are covered under defined benefits retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

Telmex has set up an irrevocable trust fund to cover the payment of these obligations. It adopted the policy of making annual contributions to the fund, which aggregated Ps. 59,096 in 2005 and Ps 1,703,980 in 2004. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of twelve years, which is the estimated average remaining working lifetime of Telmex employees.

The most important information related to labor obligations is as follows:

Analysis of net period cost:

	2005	2004
Labor cost	Ps. 2,878,352	Ps. 2,595,229
Financing cost on projected benefit obligation	6,545,160	5,796,858
Projected return on plan assets	(6,897,857)	(5,974,426)
Amortization of past services	1,265,050	1,243,689
Amortization of variances in assumptions	470,935	823,151
Net period cost	Ps. 4,261,640	Ps. 4,484,501

An analysis of the projected benefit obligation is as follows:

	2005	2004
Present value of labor obligations:		
Vested benefit obligations	Ps.53,392,305	Ps.48,207,211
Unvested benefit obligations	48,892,697	46,520,591
Current benefit obligations	102,285,002	94,727,802
Effect of salary projection	3,986,234	3,895,444
Projected benefit obligations	Ps.106,271,236	Ps.98,623,246

An analysis of changes in the projected benefit obligation is as follows:

	2005	2004
Projected benefit obligations at beginning of year	Ps.98,623,246	Ps.87,249,395
Labor cost	2,878,352	2,595,229
Financial cost on projected benefit obligation	6,545,160	5,796,858
Actuarial loss	3,659,791	7,960,447
Payments to employees	(204,100)	(4,978,683)
Payments from trust fund	(5,231,213)	-
Projected benefit obligations at end of year	Ps.106,271,236	Ps.98,623,246

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

An analysis of changes in plan assets is as follows:

	2005	2004
Established fund at beginning of year	Ps.103,666,700	Ps.86,281,335
Projected return on plan assets	6,897,857	5,974,426
Actuarial gain	9,271,116	9,706,959
Contributions to trust fund	59,096	1,703,980
Payments from trust fund	(5,231,213)	-
Established fund at end of year	Ps.114,663,556	Ps.103,666,700

An analysis of the pensions and seniority premiums asset is as follows:

	2005	2004
Projected benefit obligation in excess of plan assets	Ps. 8,392,320	Ps. 5,043,454
Unamortized actuarial loss	10,052,627	16,134,887
Transition liability	3,783,517	5,015,300
Past services and changes in plan	248,926	282,193
Net projected asset	Ps. 22,477,390	Ps. 26,475,834

At December 31, 2005 and 2004, the market value of the trust fund for pensions and seniority premiums exceeded the current benefit obligation by Ps. 12,378,554 and Ps. 8,938,898, respectively. In conformity with Mexican accounting Bulletin D-3, *Labor Obligations*, the balance sheets show a net projected asset of Ps. 22,477,390 and Ps. 26,475,834 in 2005 and 2004, respectively.

In 2005, the net actuarial gain of Ps. 5,611,148 was derived primarily from an actuarial gain of Ps. 9,271,116, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as an actuarial loss of Ps. 3,659,791, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) the real annual inflation was less than the estimate made at the beginning of the year and so salaries pensions increased more than expected (iii) the actual number of withdrawn retirees and active personnel was less than the estimate made at the beginning of the year.

In 2004, the net actuarial gain of Ps.1,746,512 was derived primarily from an actuarial gain of Ps.9,706,959, due to situations similar to those in 2005, as well as an actuarial loss of Ps.7,960,447, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plan's mortality rates.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

At December 31, 2005 and 2004, the rates used in the actuarial study are as follows:

	2005	2004
	%	%
Discount of labor obligations		
Long-term average	**5.82**	5.82
Increase in salaries:		
Long-term average	**0.94**	0.94
Annual return on fund	**6.82**	6.82

At December 31, 2005, 55.7% (55.6% in 2004) of plan assets were invested in fixed-income securities and the remaining 44.3% (44.4% in 2004) in variable-yield securities.

Dismissal

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost:

		2005
Labor cost	Ps.	7,692
Financial cost on projected benefit obligation		8,871
Amortization of past services		138,149
Net period cost	Ps.	154,712

An analysis of the projected benefit obligation is as follows:

		2005
Present value of labor obligations:		
Current benefit obligations	Ps.	133,696
Effect of salary projection		5,207
Projected benefit obligations	Ps.	138,903

An analysis of labor obligations for dismissals is as follows:

		2005
Projected benefit obligations	Ps.	138,903
Unamortized actuarial loss		617
Net projected liability	Ps.	139,520

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

A reconciliation of the book reserve is as follows:

	2005
Balance at beginning of year	Ps.
Net period cost	154,712
Payments	(15,192)
Balance at end of year	Ps. 139,520

Brazil

The subsidiaries have established a defined benefits pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2005 for such plans are as follows:

	2005	2004
Pension plan (DPB)	Ps. 170,974	Ps. 201,533
Medical assistance plan (MAP)	1,033,549	817,045
Defined contribution plan (DCP)	650,558	763,422
Total	Ps.1,855,081	Ps. 1,782,000

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds through Telos – Fundación Embratel de Seguridad Social, an independent entity that manages the fund.

The transition liability for the DPB is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined benefits and medical assistance plans

An analysis of the net period cost for 2005 and the five-month period ended December 31, 2004 is as follows:

	2005		2004	
	DBP	MAP	DBP	MAP
Labor cost	Ps. 403	Ps. 87	Ps. 254	Ps. 35
Financial cost of benefit obligations	544,596	186,559	199,651	59,542
Projected return on plan assets	(584,722)	(26,380)	(200,914)	(11,704)
Amortization of variances in assumptions	1,281	20,724	1,267	3,946
Net period (benefit) cost	Ps.(38,442)	Ps. 180,990	Ps. 258	Ps. 51,819

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations (continued)

An analysis of the defined benefits plan and medical assistance plan is as follows:

	2005		2004	
	DBP	**MAP**	DBP	MAP
Present value of labor obligations:				
Vested benefit obligations	**Ps.4,950,190**	**Ps.1,590,628**	Ps.4,810,325	Ps.1,608,277
Unvested benefit obligations	**6,347**	**682**	9,138	6,442
Defined benefit plan obligations and obligations under medial assistance plan	**Ps.4,956,537**	**Ps.1,591,310**	Ps.4,819,463	Ps.1,614,719

An analysis of changes in defined benefit plan and medical assistance plan obligations is as follows:

	2005		2004	
	DBP	**MAP**	DBP	MAP
Defined benefit obligations and medical assistance plan at January 1, 2005 and August 1, 2004	**Ps.4,819,463**	**Ps.1,614,719**	Ps.4,613,849	Ps.1,452,004
Effect of translation	**209,653**	**70,242**		
	5,029,116	**1,684,961**		
Labor cost	**403**	**87**	254	35
Financial cost on defined benefit obligations and medical assistance	**544,596**	**186,559**	199,651	59,542
Actuarial (gain) loss	**(169,263)**	**(218,037)**	185,465	123,889
Payments from trust fund	**(448,315)**	**(62,260)**	(179,756)	(20,751)
Defined benefit plan obligations and obligations under medial assistance plan	**Ps.4,956,537**	**Ps.1,591,310**	Ps.4,819,463	Ps.1,614,719

Changes in the asset plan are as follows:

	2005		2004	
	DBP	**MAP**	DBP	MAP
Established fund at January 1, 2005 and at August 1, 2004	**Ps.5,159,136**	**Ps. 256,279**	Ps.5,056,182	Ps. 263,608
Effect of translation	**224,429**	**11,150**		
	5,383,565	**267,429**		
Projected return on plan assets	**584,722**	**26,380**	200,914	11,704
Actuarial (loss) gain	**(120,012)**	**15,444**	81,796	1,718
Payments from trust fund	**(448,315)**	**(62,260)**	(179,756)	(20,751)
Contributions to fund	**265**	**29**		
Administrative expenses		**(4,655)**		
Established fund at end of year	**Ps.5,400,225**	**Ps. 242,367**	Ps.5,159,136	Ps. 256,279

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

7. Labor Obligations – Brazil (continued)

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2005		2004	
	DBP	**MAP**	**DBP**	**MAP**
Plan assets in excess (short of) defined benefit obligations and medical assistance plan	Ps. 443,688	Ps.(1,348,943)	Ps. 339,673	Ps.(1,358,440)
Transition liability	6,997		9,744	
Unamortized actuarial (gain) loss	(621,659)	315,394	(550,950)	541,395
Net projected liability	Ps.(170,974)	Ps.(1,033,549)	Ps.(201,533)	Ps.(817,045)

In 2005, the net actuarial gain of Ps. 49,251 in the DBP and Ps. 233,481 in the MAP is due principally to the actuarial gain on defined benefit obligations and medical assistance plan of Ps. 169,263 and Ps. 218,037, respectively, and the actuarial (loss) gain on plan assets of Ps. (120,012) and Ps. 15,444, respectively.

In 2004, the net actuarial loss of Ps. 103,669 in the DBP and Ps. 122,171 in the MAP is due principally to the actuarial loss of Ps. 185,465 and Ps. 123,889, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of Ps. 81,796 and Ps. 1,718, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

At December 31, 2005 and 2004, the rates used in the actuarial study are as follows:

	2005	2004
	%	%
Discount of labor obligations		
Long-term average	11.3	11.3
Increase in salaries		
Long-term average	5.0	5.0
Annual return on fund	11.3	11.3
Annual inflation		
Long-term average	5.0	5.0

At December 31, 2005, 80.2% (77.8% in 2004) of plan assets are represented by fixed-yield instruments, 12.8% (13.9% in 2004) by variable-yield instruments and the remaining 7.0% (8.3% in 2004) by other assets.

Defined contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2005, the balance of the obligation of the DCP was Ps. 650,558 (Ps. 763,422 in 2004).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31		Maturities from	Balance at December 31	
	2005	2004	**2006 through**	**2005**	2004
Debt denominated in U.S. dollars:					
Consolidated excluding Embratel:					
Bonds (2)	**5.8%**	6.7%	2015	**Ps. 40,898,426**	29,099,795
Banks (3)	**5.2%**	3.4%	2014	**53,256,709**	57,316,339
Suppliers' credits	**6.6%**	3.8%	2007	**34,257**	231,884
Financial leases	**5.8%**	4.1%	2016	**395,359**	1,222,846
Mexican Government		3.6%		**-**	53,598
Total				**94,584,751**	87,924,462
Debt of Embratel denominated in U.S. dollars:					
Bonds	**11.0%**	11.0%	2008	**1,906,294**	3,200,977
Banks	**5.9%**	5.3%	2013	**4,433,487**	5,703,725
Suppliers' credits		8.4%		**-**	76,520
Financial leases	**11.3%**	13.6%	2006	**670**	73,966
Total debt denominated in U.S. dollars				**6,340,451**	9,055,188
Debt denominated in Mexican pesos:					
Domestic senior notes ("Certificados Bursatiles") (4)	**9.4%**	9.9%	2012	**12,950,000**	14,259,540
Banks	**8.5%**	9.0%	2007	**1,300,000**	1,343,290
Medium-term notes (5)	**7.5%**	7.5%	2007	**1,295,619**	1,300,923
Short-term certificates (6)	**8.56%**	8.42%		**2,052,273**	2,886,877
Total debt denominated in Mexican pesos				**17,597,892**	19,790,630
Debt denominated in Brazilian reals:					
Banks	**15.2%**	15.0%	2010	**71,479**	89,998
Financial leases	**18.2%**	19.7%	2008	**13,209**	13,382
Commercial paper		18.0%		**-**	4,385,140
Total debt denominated in Brazilian reals				**84,688**	4,488,520
Debt denominated in other currencies:					
Banks	**6.6%**	5.4%	2016	**580,060**	744,232
Financial leases	**12.5%**	8.3%	2027	**180,375**	207,444
Suppliers' credits	**2.0%**	2.0%	2022	**235,453**	318,566
Total debt denominated in other currencies:				**995,888**	1,270,242
Total debt				**119,603,670**	122,529,042
Less short-term debt and current portion of long-term debt excluding Embratel				**17,457,195**	7,868,439
Embratel				**892,803**	8,652,260
Long-term debt				**Ps. 101,253,672**	Ps. 106,008,343

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2005 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 5.90% (5.18% at December 31, 2004), and 6.04% including Embratel (5.18% including Embratel at December 31, 2004).

(1) Convertible debt:

On June 11, 1999, the Company issued USD 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2004 and 2003, Telmex repurchased Ps. 5,088,215 (USD 424.7 million) of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of Ps. 58,720 (USD 5.0 million) to 6,835,080 series "L" shares. On the maturity date, the outstanding balance on the debentures was Ps. 6,930,386 (USD 570.3 million), which was repaid as follows: Ps. 6,924,225 (USD 569.8 million) was converted to 770,570,400 shares at a ratio of 67.6220 ADR's (one ADR equals 20 series "L" shares) per USD 1 thousand in principal and Ps. 6.196 (USD 0.5 million) was repaid in cash. In 2004, accrued interest on the debentures was Ps. 773,485.

(2) Bonds:

a) On January 26, 2001, Telmex issued a bond for USD 1,000 million, maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, Telmex issued a supplemental bond for USD 500 million with similar characteristics. In 2005, accrued interest on the bonds was Ps. 1,352,719 (Ps. 1,563,576 in 2004). In 2005, Telmex repurchased a total of Ps. 4,896,607 (USD 431.6 million) (nominal amount) of these bonds. The difference between the repurchase price and the nominal amount is Ps. 178,916 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid the outstanding balance of the bond of Ps. 11,224,857 (USD 1,068.4 million).

b) On November 19, 2003, Telmex issued a bond for USD 1,000 million maturing in 2008 and bearing 4.5% annual interest payable semiannually. In 2005, accrued interest on the bond was Ps. 528,088 (Ps. 569,028 in 2004).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

c) On January 27, 2005, TELMEX made a bond placement of Ps. 15,142,388 (USD 1,300 million) divided into two issuances of Ps. 7,571,194 (USD 650 million) each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, 2005, such placements were reopened and the bonds issued were increased to Ps. 10,994,806 and Ps. 9,283,000 (USD 950 million and USD 800 million). In 2005, accrued interest on the bonds that mature in 2010 and 2015 aggregates Ps. 476,387 and Ps. 469,602, respectively.

(3) Banks:

i) In 2005, Telecom obtained several loans of USD 200 million from foreign banks that mature in 2010. To guarantee the loans, Telecom placed in trust 11.49 million ADR's representing 229.96 million series "L" Telmex shares, which will be released on the date the loans are repayable. At December 31, 2005, the Company has several guaranteed loans from prior years of USD 1,510 million that mature between 2006 and 2010. To guarantee the loans, Telecom placed in trust 96.37 million ADR's representing 1,927.4 million series "L" Telmex shares. The loans bear interest at the LIBOR rate plus a premium, which under current market conditions, ranges from 1.05% to 0.425%. Interest generated on such loans aggregated Ps. 811,605 and Ps. 390,747 in 2005 and 2004, respectively.

On April 15, 2005, the Company repaid a loan of USD 100 million. The total amount paid on the loan was USD 1,116,205; USD 1,106,154 corresponds to the principal and USD 10,051 corresponds to interest accrued through the date on which the loan was repaid.

ii) In 2004, Telecom obtained several loans of USD 1,610 million from foreign banks that mature between 2006 and 2010. To guarantee the loans, Telecom placed in trust 102.93 million ADR's representing 2,058.6 million series "L" Telmex shares, which will be released on the date the loans are repayable.

Subsequent events:

In February 2006, the Company repaid guaranteed loans of USD 200 million, corresponding to loans of USD 100 million and USD 100 million, releasing 12.5 million ADR's that represent 250 million series "L" Telmex shares. The Company made a disbursement of approximately Ps. 2,133 million to repay such loans.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

On March 8, 2006, the Company received a loan of USD 100 million to finance its short-term debt. To guarantee the loan, Telecom placed in trust 4.3 million ADR's representing 86 million series "L" Telmex shares, which will be released on the date the loans are repayable.

Syndicated loan:

On July 15, 2004, Telmex entered into syndicated loan agreements for Ps. 29,616,656 (USD 2,425 million) structured into two tranches. The first tranch is of Ps. 18,713,018 (USD 1,525 million) and has a three-year maturity. The second tranch is of Ps. 10,903,639 (USD 900 million) and has a five-year maturity.

On October 20, 2005, Telmex entered into an agreement to restructure the syndicated loan of Ps. 29,616,656 (USD 2,425 million) contracted on July 15, 2004, to improve the credit conditions and increase the total loan amount to Ps. 27,424,080 (USD 2,500 million) structured into two tranches. The first tranch is of Ps. 16,454,448 (USD 1,500 million) and has a four-year maturity. The second tranch is of Ps. 10,969,632 (USD 1,000 million) and has a six-year maturity. The syndicated loan restructuring generated no penalties. The balance of these loans at December 31, 2005 is included under Banks (U.S. dollar denominated liabilities).

(4) Domestic senior notes ("Certificados Bursatiles")

In August 2005, the National Banking and Securities Commission authorized a four-year program for Telecom to place domestic senior notes ("Certificados Bursatiles") of up to Ps. 5,000 million. Since Telecom did not exercise such program in a period of one year, such program was cancelled per the provisions of the Securities Trading Act.

In August 2002, the National Banking and Securities Commission authorized a two-year and a half program for Telecom to place domestic senior notes ("Certificados Bursatiles") of up to Ps. 7,000 million.

On September 10, 2004, Telecom placed Ps. 750 million domestic senior notes ("Certificados Bursatiles"), which mature on September 2, 2010 and bear fixed interest at the 91-day treasury certificate (CETES) rate plus a premium of 1.10%.

On September 10, 2004, Telecom placed Ps. 1,000 million domestic senior notes ("Certificados Bursatiles"), which mature on September 4, 2008 and bear fixed interest at the 28-day "TIIE" interbank rate plus a premium of 0.75%.

On November 2,, 2004, Telecom placed Ps. 2,250 million domestic senior notes ("Certificados Bursatiles"), which mature on October 23, 2008 and bear fixed interest based on the arithmetic average of the three 28-day periods of the annual 27, 28 or 29 day "TIIE" interbank rate plus a premium of 0.86%.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

In 2003, Telecom placed Ps. 1,350 million domestic senior notes ("Certificados Bursatiles"), which mature on November 28, 2008 and bear fixed interest at the 91-day treasury certificate (CETES) rate plus a premium of 1.20%.

In 2002, Telecom placed Ps. 1,000 million (nominal amount) domestic senior notes ("Certificados Bursatiles"), which mature in August 2007 and bear fixed interest at the 182-day treasury certificate (CETES) rate plus a premium of 1.25%

In 2005 and 2004, interest paid on domestic senior notes charged to results of operations under Comprehensive financing cost was Ps. 686,326 and Ps. 273,615, respectively.

At December 31, 2005, Telmex has placed domestic senior notes ("Certificados Bursatiles") for a total of Ps. 7,450,000 under the Ps. 10,000,000 program authorized by the NBSC; the balance at such date is Ps. 6,600,000.

On September 30, 2005, Telmex obtained authorization from the NBSC to place new long-term domestic senior notes for a total of Ps. 10,000,000 (nominal amount), which at December 31, 2005 has not been used.

(5) Medium-term notes

In July 2000, Telecom issued an unsecured medium-term note for a total of 356,180,900 investment units (UDI's). The note matures in seven years and is repayable at maturity on July 20, 2007. Interest on the note is payable semi-annually at the annual rate of 7.50%. At December 31, 2005, the value of the UDI is equal to Ps. 3.6375 (Ps. 3.5347 in 2004 and Ps. 3.680732 at March 10, 2006. In 2005 and 2004, accrued interest on these notes aggregated Ps. 99,230 and Ps. 97,427, respectively.

(6) Short-term domestic senior notes ("Certificados Bursatiles")

At December 31, 2005 and 2004, Telecom's short-term domestic senior notes, the balance of which is Ps. 2,052,273 and Ps. 2,886,877, respectively, was issued at the end of each year, at a weighted average interest rate of 8.75%and 8.56%, respectively. The short-term domestic senior notes matured in January 2006 and 2005, month in which the related liability was paid.

Lines of credit:

At December 31, 2005, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit totaled approximately Ps. 1,925,347 (USD 179.8 million), at a floating interest rate of approximately LIBOR plus 55 basis points at the time of use. At December 31, 2005, Embratel has unused lines of credit of Ps. 1,878,429 (USD 175.4 million) that bear 4.1% interest at the time of use.

8. Long-term Debt (continued)

Prepaid debt:

In 2005, Telmex prepaid penalty-free a portion of its debt with a number of financial institutions, excluding the repurchase of the bonds that mature in 2006, of approximately Ps. 202,011 (USD 18.3 million).

In 2004, Telmex prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, of approximately Ps. 11,380,509 (USD 947.8 million).

In 2005, Embratel prepaid 35% of its bond that matures in 2008 (Ps. 1,072,081, equal to USD 96.3 million), and Ps. 2,218,643 (USD 200 million) of its short-term debt.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel repaid approximately Ps. 6,543,626 (USD 558 million), thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (interbank certificate of deposit) plus 4%. The purpose of repaying such loans was to reduce Embratel's cost of financing and release the guarantees provided under the debt refinancing program.

Restrictions

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2005, the Company has complied with such restrictive covenants.

Foreign currency debt

An analysis of the foreign currency denominated debt at December 31, 2005 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2005 (in units)	Equivalent in Mexican pesos
U.S. dollar	9,415,799	Ps. 10.71	Ps. 100,851,655
Brazilian real	18,508	4.58	84,688
Other currencies			995,888
Total			Ps. 101,932,231

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

Long-term debt maturities at December 31, 2005 are as follows:

Year		Excluding Embratel		Embratel		Total
2006	Ps.	8,751,977	Ps.	1,256,451	Ps.	10,008,428
2007		19,694,544		2,892,467		22,587,011
2008		24,366,895		610,265		24,977,160
2009		16,622,928		466,534		17,089,462
2010 and thereafter		25,936,341		655,270		26,591,611
Total	Ps.	95,372,685	Ps.	5,880,987	Ps.	101,253,672

Subsequent event:

In January 2006, Telmex placed abroad a bond in pesos of Ps. 4,500,000, which matures in 2016 and bears annual interest at the 8.75% rate. Approximately 62% of the placement was taken by institutions resident in Mexico.

Hedges

As part of its currency hedging strategy, Telmex (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. In 2005, Telmex entered into short-term exchange hedges which, at December 31, 2005, cover liabilities of USD 6,320 million (USD 3,220 million in 2004). In 2005, the Company recognized a charge of Ps. 7,133,260 (charge of Ps. 516,318 in 2004) to results of operations for these hedges corresponding to exchange differences.

The subsidiary Embratel also uses hedging derivative instruments (foreign currency swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2005, the Company paid liabilities of USD 410.3 million (USD 323.9 million). Under these contracts, Embratel recognized a charge of Ps. 684,789 in 2005 (charge of Ps. 793,385 in 2004) corresponding to exchange differences.

To offset its exposure to financial risks related to the variable-yield debt, Telmex (excluding Embratel) entered into interest-rate swaps. Under these contracts, the Company agreed to receive 28-day "TIIE" interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the interest-rate swaps was recorded in results of operations.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

At December 31, 2005, Telmex had interest-rate swaps for a total base amount of Ps. 15,900 million. Telmex also had interest-rate swaps for a total base amount of USD 1,050 million paying fixed rates and receiving the six-month LIBOR rate, and of USD 1,050 million under which it pays the six-month LIBOR rate and receives a fixed rate. At December 31, 2004, Telmex had interest-rate swaps for a total base amount of Ps. 12,390 million and USD 1,050 million. At December 31, 2005, Telmex recognized a net expense for these swaps in comprehensive financing cost of Ps. 185,462 (Ps. 432,572 in 2004), which includes an expense of Ps. 291,815 from the replacement of some of the Company's Mexican peso-denominated hedges in 2005.

At December 31, 2005, the market value of the interest-rate swaps represents a financial liability for Telmex (excluding Embratel) of Ps. 13,505, and the market value of the exchange rate hedges also represents a financial liability of Ps. 1,358,449. At December 31, 2005, the market value of foreign currency swaps and forwards of Embratel represents a financial liability of Ps. 205,762.

To offset its exposure to financial risks, Telecom entered into interest-rate swaps. Under these contracts, the parties exchange cash flows on the amount resulting from applying the swap base amount to the agreed on rates. Telecom agreed to receive the 28-day "TIIE" interbank rate and the six-month LIBOR rate and to pay fixed rates. The swaps are recorded in results of operations in accordance with the related market interest rates. At December 31, 2005 and 2004, Telecom had interest-rate swaps for a total base amount of Ps. 6,800 and Ps. 7,500 million, respectively. At December 31, 2005, the Company also had swaps in US dollars for a total of USD 800 million. At December 31, 2005, the Company recognized a net expense for these swaps in comprehensive financing cost of Ps. 909,236 (Ps. 269,819 in 2004).

Subsequent event:

From January 1 through March 10, 2006, Telecom settled interest-rate swaps of Ps. 6,800 million, paying interest of Ps. 321,133.

From January 1 through March 10, 2006, Telecom entered into interest-rate swaps for a total amount of Ps. 6,800 million with maturities through 2016.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt (continued)

Forward contracts

As part of its hedging strategy, Telecom uses derivatives to reduce the risk associated with exchange rate fluctuations on its U.S. dollar denominated transactions. In 2005, the Company entered into long-term forward contracts, which at December 31, 2005 covered liabilities of USD 1,893.5 million. In 2004, the Company entered into long-term forward contracts, which at December 31, 2004 covered liabilities of USD 984.5 million. For these contracts, Telecom charged Ps. 1,693,646 to results of operations under the caption exchange differences (charge of Ps. 250,514 in 2004).

9. Deferred Credits

Deferred credits consist of the following at December 31, 2005 and 2004:

	2005	2004
Advance billings	Ps. 1,306,209	Ps. 1,259,272
Advances from subscribers and others	635,603	876,627
Total	Ps. 1,941,812	Ps. 2,135,899

10. Accounts Payable

An analysis of accounts payable at December 31, 2005 and 2004 is as follows:

	2005	2004
Suppliers	Ps. 10,038,382	Ps. 11,835,257
Sundry creditors	2,083,585	2,184,284
Link-up services	590,715	742,322
Related parties	2,565,122	1,903,880
Other	1,743,750	2,185,120
	Ps. 17,021,554	Ps. 18,850,863

11. Foreign Currency Position and Transactions

At December 31, 2005 and 2004, the Company had the following foreign-currency denominated assets and liabilities:

11. Foreign Currency Position and Transactions (continued)

	Foreign currency in millions					
	2005		Exchange rate at December 31, 2005	2004		Exchange rate at December 31, 2004
Assets						
U.S. dollar	**554**	**Ps.**	**10.71**	1,491	Ps.	11.26
Argentinean peso	**132**		**3.53**	107		3.79
Brazilian real	**2,265**		**4.58**	3,060		4.24
Chilean peso	**23,735**		**0.02**	20,168		0.02
Colombian peso	**19,845**		**0.0047**	10,433		0.0047
Peruvian sol	**94**		**3.12**	80		3.43
Liabilities:						
U.S. dollar	**10,613**	**Ps.**	**10.71**	9,095	Ps.	11.26
Argentinean peso	**170**		**3.53**	62		3.79
Brazilian real	**2,180**		**4.58**	3,512		4.24
Chilean peso	**48,754**		**0.02**	33,733		0.02
Colombian peso	**34,617**		**0.0047**	13,277		0.0047
Peruvian sol	**90**		**3.12**	11		3.43
Euro	**47**		**12.65**	61		14.17

At March 10, 2005, exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	Ps. 10.90
Argentinean peso	3.42
Brazilian real	4.94
Chilean peso	0.02
Colombian peso	0.0047
Peruvian sol	3.16
Euro	12.71

b) In the years ended December 31, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars			
	2005		2004	
Net revenues	**USD**	**3,885**	USD	1,667
Operating costs and expenses		**2,933**		1,353
Interest income		**120**		87
Interest expense		**1,006**		443

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies

Commitments

a) Telmex leases certain equipment used in its operations under capital leases. At December 31, 2005, the Company had the following commitments under non-cancelable leases.

Year ended December 31,		
2006	**Ps.**	**377,264**
2007		**53,708**
2008		**38,896**
2009		**38,381**
2010		**32,780**
2011 and thereafter		**218,263**
Total		**759,292**
Less interest		**169,679**
Present value of minimum net rental payments		**589,613**
Less current portion		**343,768**
Long-term obligation at December 31, 2005	**Ps.**	**245,845**

b) At December 31, 2005, Telmex has non-cancelable commitments of Ps. 8,338,476 (Ps. 9,702,345 in 2004) for the purchase of equipment. Payments made under purchase agreements aggregated Ps. 8,145,010 in 2005 and Ps. 9,361,347 in 2004.

c) At December 31, 2005 the Company has outstanding letters of credit for approximately Ps. 213,875 (Ps. 126,513 in 2004), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result of the aforementioned, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately Ps. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through August 1, 2006. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel, Star One and Vésper

Brazilian value-added goods and services tax (ICMS)

Embratel received assessments by the tax authorities related to the so-called Brazilian ICMS tax; related to international services and others, considered by Embratel as partially or entirely exempt or nontaxable, as well as for the compensation of credits supposedly non-deductible. Amounts of approximately Ps. 1,722,000 are considered as probable losses in the cases and are duly reserved in the financial statements. Amounts considered as corresponding to claims in which the lawyers consider Embratel will prevail are approximately Ps. 8,082,000. Consequently, such amount has not been provided for in the financial statements.

In 2005, certain contingencies of approximately Ps. 970,000 that had been considered as only possible losses began to be considered as probable by management due to certain partial unfavorable rulings, and reevaluations made by Embratel's legal advisors, who consequently recommended that the Company reserve a portion of such amount.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the state of Rio de Janeiro for payment of ICMS of approximately Ps. 1,080,000. This assessment refers to the ICMS tax on internet and satellite use. In March 2004, Star One was required to pay approximately Ps. 91,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management's and the lawyers' estimates, Star One faces little risk of losing the aforementioned suits and consequently, has not provided for such amounts in its financial statements.

The subsidiaries Vésper S.A. and Vésper Sao Paulo, S.A. received assessments related to ICMS of approximately Ps. 136,000, of which approximately Ps. 67,000 was reserved, since it is considered as a probable loss, and approximately Ps. 69,000 corresponds to little risk of loss and consequently, has not been provided for in the financial statements.

The Company's external lawyers who are handling this matter are of the opinion that although Embratel's case is well founded, there is no guarantee that it will prevail.

Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of Ps. 1,314,000 for failing to pay the related income tax for years 1996 and 1997. In late April 1999, Embratel appealed with the Taxpayers' Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 aggregating approximately Ps. 295,000.

Embratel filed two appeals against such rulings, the first with the administrative courts (there are two instances that normally confirm the administrative authorities' rulings), and the second with the legal courts (there are three instances, which are considered to more closely adhere to legal precedence).

The first ruling of Ps. 295,000 was first appealed by Embratel with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit with the Supreme Court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and a new ruling was issued that declared the annulment of the contested ruling. The administrative authorities will most likely appeal in the third instance.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

The second ruling of Ps. 1,314,000 is still in the administrative proceeding phase, and the two rulings issued thus far have confirmed the contested ruling; therefore, Embratel can proceed to initiate the corresponding suits in the legal courts.

The Company's external lawyers who are handling this matter are of the opinion that although Embratel's case is well founded, there is no guarantee that it will prevail.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received a tax claim from the Brazilian Federal Revenue Service (SRF) totaling approximately Ps. 728,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as remote. Accordingly, no provision was recorded in the financial statements for this matter. The Company's external lawyers who are handling this matter are of the opinion that although Embratel's case is well founded, there is no guarantee that it will prevail.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

In August 2001, Embratel also received a claim amounting approximately Ps. 1,565,000 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced to approximately Ps. 1,007,000. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was made by the first administrative level and the remaining portion is approximately Ps. 1,083,000. Embratel appealed the case in the highest administrative court, which is still pending.

Based on the facts and arguments provided, and also on the opinion of the external lawyers, Embratel's management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

The external lawyers who are handling this matter are of the opinion that although Embratel's case is well founded, there is no guarantee that it will prevail.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies (continued)

Other tax contingencies

Embratel and Vesper still have other tax litigations related to the National Institute of Social Security (INSS), Social Contribution (CSLL) and Telecom Development Fund (FUST), which could give rise to tax contingencies, of which approximately Ps. 89,000 was reserved, since such amount is considered as probable losses and approximately Ps. 1,222,000 corresponds to little risk of loss and consequently, has not been provided for.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel's external lawyers, Embratel stands a chance of losing at least some of the cases; consequently, Ps. 544,000 (restated) has been provided for possible unfavorable rulings. According to the Embratel's external lawyers, although Embratel's arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other civil and labor litigations that could give rise to contingencies of which approximately Ps. 524,000 has been reserved, since such amount is considered as probable losses, and approximately Ps. 723,000 corresponds to little risk of loss and consequently, has not provided for. According to the Embratel's external lawyers, although Embratel's arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2005 and 2004, the Company had the following transactions with related parties:

	2005	2004
Investment and expenses:		
Purchase of materials, inventories and fixed assets (1)	**Ps. 5,901,303**	Ps. 6,081,212
Acquisition of 60% of Techtel		903,704
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)	**3,797,144**	2,708,155
Payment of Calling Party Pays interconnection fees (3)	**11,370,395**	10,662,567
Revenues:		
Sale of materials and other services (4)	**1,483,631**	1,022,006
Sale of long distance and other telecommunications services (5)	**6,018,378**	4,175,004
Sale of 50% of Technology and Internet LLC	**43,446**	

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

13. Related Parties (continued)

(1) Includes Ps. 5,305,751 in 2005 (Ps. 4,775,669 in 2004) for purchase of network construction services and materials with subsidiaries of Grupo Carso, S.A. de C.V. (Carso Group).

(2) Includes Ps. 621,734 in 2005 (Ps. 228,435 in 2004) for network maintenance services from a subsidiary of Carso Group, Ps. 317,702 in 2005 (Ps. 297,008 in 2004) for services received from a subsidiary of Impulsor del Desarrollo y el Empleo en América Latina, S.A. de C.V. (IDEAL), Ps. 355,434 in 2005 (Ps. 351,459 in 2004) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places in reinsurance most of this amount with third parties, and Ps. 125,838 in 2005 (Ps. 132,785 in 2004) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as Ps. 462,863 in 2005 (Ps. 345,208 in 2004) for fees paid for administrative and operating services to technology partners. (AT&T and Telecom).

(3) Interconnection expenses under the "Calling Party Pays" program; outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil, S.A. de C.V. (América Móvil). This also includes Ps. 2,066,811 in 2005 (Ps. 620,217 in 2004) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name "Claro" in Brazil.

(4) Includes Ps. 185,042 in 2005 (Ps. 251,406 in 2004) from the sale of construction materials to a subsidiary of the Carso Group.

(5) Revenues from billings to América Móvil's subsidiaries, which include Ps. 1,724,357 in 2005 (Ps. 321,547 in 2004) billed to subsidiaries of América Móvil that operate under the trade name "Claro".

At December 31, 2005, Telmex had net amounts due to a subsidiary of the Condumex group and a subsidiary of América Móvil of Ps. 216,022 and Ps. 1,059,727, respectively, (Ps. 143,306 and Ps. 1,023,332 in 2004). Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. (Inbursa Financial Group) of Ps. 267,807 (Ps. 581,996 in 2004).

Telmex purchases materials and receives services from several subsidiaries of the Carso Group and América Móvil. Additionally, Grupo Financiero Inbursa and subsidiaries provide banking and insurance services to Telmex. Contracted prices of materials and considerations for services are similar to those that would be used with unrelated parties in comparable transactions.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

14. Provisions

The Company's main provisions are included as part of the caption Accrued liabilities.

The activity in provisions for other contractual employee benefits for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 1,194,039	Ps. 965,529
Effect of translation	7,497	-
	1,201,536	965,529
Effect of acquired companies	-	141,503
Increase through charge to expenses	3,739,851	3,477,910
Monetary effect	(38,456)	(56,733)
Charges to provision	(3,571,927)	(3,334,170)
Ending balance at December 31	Ps. 1,331,004	Ps. 1,194,039

The activity in the provision for vacations for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 1,469,022	Ps. 1,132,187
Effect of translation	15,318	-
	1,484,340	1,132,187
Effect of acquired companies	-	327,856
Increase through charge to expenses	2,726,439	2,662,998
Monetary effect	(39,449)	(71,405)
Charges to provision	(2,705,452)	(2,582,614)
Ending balance at December 31	Ps. 1,465,878	Ps. 1,469,022

The activity in provisions for Embratel's contingencies for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	Ps. 2,092,874	-
Effect of translation	117,404	-
	2,210,278	-
Effect of acquired companies	-	Ps. 2,092,113
Increase through charge to expenses	971,253	96,941
Effect of translation	(25,900)	(80,007)
Charges to provision	(255,781)	(16,173)
Ending balance at December 31	Ps. 2,899,850	Ps. 2,092,874

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

15. Stockholders' Equity

a) At December 31, 2005 and 2004, capital stock is represented by 3,497 million and 3,539 million common, registered series "A-1" shares, respectively, with no par value, representing the fixed minimum capital with no withdrawal rights. Also, in conformity with Telecom's bylaws, the Company may issue series "A-2" shares, corresponding to variable capital. At December 31, 2005 and 2004, there are no series "A-2" shares issued and outstanding.

The variable portion of capital may not exceed ten times the fixed minimum capital with no withdrawal rights, and the related shares may only be held by Mexican nationals or corporate entities with a clause excluding foreigners.

b) In 1996, Telecom initiated a program to purchase its own shares. For this purpose, in accordance with the Securities Trading Act, the Company appropriated retained earnings to set up a reserve to purchase its own shares. A charge is made to the reserve for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

At a regular stockholders' meeting held on April 29, 2004, it was agreed to increase the reserve to purchase the Company's own shares by Ps. 4,274,225 (Ps. 4,000,000 nominal value).

In 2005, the Company repurchased 41.45 millions of its own shares for a total amount of Ps. 843,755. In 2004, the Company repurchased 93.22 millions of its own shares in the amount of Ps. 1,662,233. At the date of the audit report on the financial statements there are 460.49 shares for replacement.

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) To determine the average weighted number of shares issued and outstanding in 2005 and 2004, the shares acquired by the Company have been excluded from the computation.

e) Other accumulated comprehensive income items include the deficit from restatement of stockholders' equity, which consists of the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied, derived from the spun-off company (Carso Group), and the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and the effects of securities available for sale from the subsidiary, the effects of foreign currency translation from the subsidiary, the result from holding non-monetary items from the subsidiary, the effect of repurchase of shares of subsidiaries net of replacement and the initial accumulated effect of swaps net of deferred taxes from the subsidiary, the effect of market valuation of swaps net of deferred taxes and the initial effect of the provision for vacations.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

16. Income Tax, Asset Tax and Employee Profit Sharing

a) Income tax shown in the statements of income represents the tax determined individually for the Company and for each of its subsidiaries. Telecom and its subsidiary Multimedia were authorized by the Ministry of Finance and Public Credit (*Hacienda*) to determine their tax result on a consolidated basis effective January 1, 1999. Empresas y Controles was included in the tax consolidation of Telecom starting in fiscal year 2002.

In addition, Telmex was authorized to consolidate with its subsidiaries for tax purposes effective January 1, 1995.

On November 1, 2005, the Ministry of Finance and Public Credit (*Hacienda*) authorized the transmission of the tax consolidation of Telecom starting in 2005 in conformity with the Mexican Income Tax Law. However, this does not result in the tax deconsolidation of Telmex or its subsidiaries, or in their ceasing to consolidate for tax purposes.

b) The 1.8% asset tax (which is a minimum income tax) is computed on the average value of most assets net of certain liabilities. The asset tax paid for the year ended December 31, 2004 was Ps. 34,350. Telmex's asset tax for the years ended December 31, 2005 and 2004 was Ps. 1,101,155 and Ps. 2,892,644, respectively. In both years Telmex credited against these amounts the corporate income tax paid in such years.

Whenever current year income tax exceeds asset tax for the same year, Telecom may request a refund or offset asset tax paid in any of the immediately succeeding ten years. An analysis of recoverable asset tax at December 31, 2005 is as follows:

Year of loss	Restated amount	Year of expiration
2001	Ps. 123,898	2011
2002	37,581	2012
2003	23,374	2013
2004	34,350	2014
	Ps. 219,203	

c) An analysis of income tax provisions is as follows:

	2005	2004
Current year	**Ps. 13,974,403**	Ps.15,578,122
Deferred tax, net of related monetary position gain of Ps. 699,052 (Ps. 1,235,928 in 2004)	**(3,712,481)**	(331,672)
Effect of change in statutory rate		(2,355,300)
Total	**Ps. 10,261,922**	Ps.12,891,150

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	Year ended December 31	
	2005	2004
	%	%
Statutory income tax rate	30.0	33.0
Effect of change in rate		(5.9)
Depreciation	(0.5)	(0.5)
Financial cost	(0.1)	0.1
Deferred employee profit sharing	(2.0)	
Others	(1.1)	2.5
Effective tax rate for Mexican operations	26.3	29.2
Income and costs of foreign subsidiaries	(0.2)	1.1
Effective tax rate	26.1	30.3

On December 1, 2005, an annual gradual decrease in the 33% corporate income tax rate was approved so that the rate is 30% in 2005 and will be 29% in 2006 and 28% in 2007 and succeeding years. The effect of such rate reduction represented a credit to the results of operations for 2004 of Ps. 2,355,301.

The temporary differences, on which the Company (excluding the new Latin American subsidiaries) recognized deferred taxes in the years ended December 31, 2005 and 2004, were as follows:

	2005	2004
Deferred tax asset:		
Allowance for bad debts and slow-moving inventories	Ps. 598,516	Ps. 896,980
Tax losses	2,610,777	904,673
Advance billings	345,668	363,374
Liability reserves	863,733	956,108
Employee profit sharing payable	782,425	-
Unrealized loss on valuation and others	16,596	260,235
Recoverable asset tax	290,564	271,605
	5,508,279	3,652,975
Deferred tax liability:		
Fixed assets	(10,693,962)	(12,438,247)
Inventories	(264,638)	(417,916)
Licenses	(169,815)	(138,632)
Net projected asset	(6,252,355)	(7,405,364)
Prepaid expenses	(281,738)	(422,749)
Financial instruments	(505,370)	-
	(18,167,878)	(20,822,908)
Net deferred tax liability	Ps.(12,659,599)	Ps.(17,169,933)

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)

d) At December 31, 2005, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 6,532,625 and Ps. 21,426,628, respectively.

e) The temporary differences on which the foreign entities recognized deferred taxes in the years ended December 31, 2005 and 2004 is as follows:

		2005		2004
Deferred tax asset:				
Fixed assets	Ps.	**2,343,573**	Ps.	1,079,592
Allowance for bad debts and slow-moving inventories		**1,764,515**		2,742,813
Tax losses		**1,603,260**		1,551,773
Advance billings		**58,015**		67,185
Liability provisions		**1,190,032**		800,933
		6,959,395		6,242,296
Deferred tax liability:				
Inventories and licenses		**(1,171,414)**		(735,246)
		(1,171,414)		(735,246)
Net deferred tax asset	**Ps.**	**5,787,981**	Ps.	5,507,050

f) Telmex is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. In 2005 and 2004, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

g) In conformity with the current Mexican Income Tax Law, the Company may carry forward tax losses of a given year against taxable earnings generated in any of the succeeding ten years. Such losses may be restated for information. An analysis of the Company's available tax loss carryforward at December 31, 2005 is as follows:

Year of loss	Restated amount	Year of expiration
1999	Ps. 119,001	2009
2001	2,006,940	2011
2002	545,283	2012
2003	435,297	2013
2004	141,082	2014
2005	4,036,781	2015
	Ps. 7,284,384	

16. Income Tax, Asset Tax and Employee Profit Sharing (continued)

The above-mentioned available tax loss carryforward corresponds to Carso Global Telecom, S.A. de C.V. In addition, the Company's Mexican subsidiaries Multimedia and Empresas y Controles have accumulated tax losses of Ps. 210 and Ps. 1,782,178, respectively, whose carryforward periods expire between 2006 and 2014.

17. Stock Option Plan

As approved by the stockholders in an ordinary meeting held on February 6, 2001, in September 2001, Telmex introduced a stock option plan to its officers, for which up to 100 million Series "L" shares were made available. From September 2001 through December 2004, 62,833,810 shares were exercised, which means that of the 50 million Series "L" shares approved by the stockholders, 37,166,190 had not yet been exercised.

In a session of the Company's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" stock option plan was revoked and the remaining unexercised shares were canceled.

18. Segments

Telmex operates primarily in Mexico and Latin America. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

(In millions of Mexican pesos with purchasing power at December 31, 2005

	Mexico	Brazil	Argentina	Chile	Colombia	Peru	United States	Adjustment	Total consolidated
December 31, 2005									
Operating revenues	**Ps.124,669**	**Ps.34,873**	**Ps. 1,062**	**Ps. 1,360**	**Ps. 532**	**Ps. 593**	**Ps. 507**	**Ps. (648)**	**Ps. 162,948**
Depreciation and amortization	**18,870**	**4,997**	**125**	**189**	**73**	**143**	**20**		**24,417**
Operating income	**45,888**	**2,824**	**(17)**	**85**	**135**	**2**	**40**	**60**	**49,017**
Segment assets	**344,179**	**88,287**	**1,882**	**2,597**	**781**	**1,366**	**260**		**439,352**
December 31, 2004									
Operating revenues	Ps.128,416	Ps.14,054	Ps. 667	Ps. 820	Ps. 349	Ps. 481	Ps. 163	Ps. (27	Ps. 144,677
Depreciation and amortization	22,864	2,422	136	145	71	78	9		25,725
Operating income	42,755	207	(95)	(80)	62	(5)	25	(1)	42,868
Segment assets	342,074	84,046	1,622	2,240	618	1,314	88		432,002

18. Segments (continued)

The opening of intersegmental revenues in the country is omitted as it is considered immaterial.

Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (net of accumulated depreciation), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

As filed with the Securities and Exchange Commission on June 30, 2006.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 001-32741

Teléfonos de México, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Telephones of Mexico
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value ("L Share ADSs")	New York Stock Exchange
Series L Shares, without par value ("L Shares")	New York Stock Exchange (for listing purposes only)
8.75% Senior Notes due 2016	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

American Depositary Shares, each representing 20 Series A Shares, without par value ("A Share ADSs")

Series A Shares, without par value ("A Shares")

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each class of capital or common stock as of December 31, 2005 was:

8,115 million	AA Shares
479 million	A Shares
13,451 million	L Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2005, which have been reported on by Mancera, S.C., a member of Ernst & Young Global, an independent, registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and notes thereto included elsewhere in this Annual Report.

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity; and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in the consolidated financial statements and the selected consolidated financial data set forth below:

- nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index;
- plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2005.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders' equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our audited consolidated financial statements.

	Year ended December 31,				
	2005	2004	2003	2002	2001
	(in millions of constant pesos as of December 31, 2005, except per share data)				
Income Statement Data:					
Mexican GAAP:					
Operating revenues	P.162,948	P.144,677	P.128,955	P.128,987	P.134,924
Operating costs and expenses	114,254	99,962	86,040	84,247	84,044
Operating income	48,694	44,715	42,915	44,740	50,880
Net income	28,999	28,762	24,401	22,116	28,066
Net income per share—Basic(1)(2)	1.231	1.188	0.980	0.851	1.036
Net income per share—Diluted(1)(2)	1.231	1.185	0.953	0.836	0.972
Dividends paid per share(1)(3)	0.370	0.333	0.303	0.273	0.245
Weighted average number of shares outstanding (millions)(2)					
Basic	22,893	23,906	24,908	25,972	27,082
Diluted	22,893	24,404	26,202	27,354	28,442
U.S. GAAP:					
Operating revenues	P.162,948	P.144,677	P.128,955	P.128,987	P.134,924
Operating costs and expenses	119,398	105,521	90,708	90,361	92,900
Operating income	43,550	39,156	38,247	38,626	42,024
Net income	27,049	29,175	23,594	20,072	24,162
Net income per share—Basic(1)(2)	1.182	1.220	0.947	0.773	0.892
Net income per share—Diluted(1)(2)	1.182	1.216	0.922	0.762	0.835
Dividends paid per share(1)(3)	0.370	0.333	0.303	0.273	0.245

(see footnotes on following page)

	December 31,				
	2005	2004	2003	2002	2001
	(in millions of constant pesos as of December 31, 2005, except number of shares and ratios of earnings to fixed charges)				
Balance Sheet Data:					
Mexican GAAP:					
Plant, property and equipment, net	P.150,577	P.156,385	P.131,586	P.138,481	P.136,535
Total assets	249,989	261,423	201,910	190,767	187,447
Short-term debt and current portion of long-term debt	14,595	13,634	22,024	12,500	20,891
Long-term debt	76,364	79,406	52,625	62,244	62,424
Total stockholders' equity	111,348	111,418	86,573	69,127	60,641
Capital stock	27,536	28,934	30,098	31,295	31,980
Number of outstanding shares (millions)(2):					
Series AA	8,115	8,127	8,272	8,272	8,614
Series A	479	504	530	578	626
Series L	13,451	15,034	15,416	16,704	17,090
U.S. GAAP:					
Plant, property and equipment, net	P.157,265	P.164,676	P.137,771	P.150,701	P.161,533
Total assets	258,008	270,247	210,159	204,519	214,008
Short-term debt and current portion of long-term debt	14,595	13,634	22,024	12,500	20,891
Long-term debt	76,364	79,406	52,625	62,244	62,424
Total stockholders' equity	96,285	93,526	79,763	65,325	63,197
Capital stock	27,536	28,934	30,098	31,295	31,980
Other Data:					
Mexican GAAP:					
Ratio of earnings to fixed charges(4)	6.9	8.2	7.4	6.5	6.7
U.S. GAAP:					
Ratio of earnings to fixed charges(4)	6.3	7.6	6.9	5.8	5.8

(1) We have not presented net income or dividends on a per ADS basis. Each L Share ADS represents twenty L Shares, and each A Share ADS represents twenty A Shares.

(2) All amounts have been adjusted to reflect a two-for-one stock split effected on May 25, 2005.

(3) Nominal amounts. For information on dividends paid per share translated into U.S. dollars, see *Item 8. Financial Information—Dividends.*

(4) Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Period	High	Low	Average[(1)]	Period End
2001	P. 8.95	P. 9.97	P. 9.33	P. 9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.79	11.24
2004	10.81	11.64	11.29	11.15
2005	10.41	11.41	10.87	10.63
2005:				
December	10.41	10.77		10.63
2006:				
January	10.44	10.64		10.44
February	10.43	10.53		10.45
March	10.46	10.95		10.90
April	10.86	11.16		11.09
May	10.84	11.31		11.29
June (through June 23)	11.28	11.46		11.44

(1) Average of month-end rates.

On June 23, 2006, the noon buying rate was P.11.44 to U.S.$1.00.

We will pay any cash dividends in pesos, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business Generally

Increasing competition in Mexico, Brazil and the other countries in which we operate could adversely affect our revenues and profitability

We face significant competition in Mexico, Brazil and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition in those countries. In addition, technological developments are increasing cross-competition in certain markets, such as between wireless providers and fixed-line operators.

In Mexico, competition in local service, principally from wireless service providers, has been developing since 1999. In December 2005, there were approximately 47.5 million cellular lines in service, compared with approximately 19.5 million fixed lines in service (18.4 million of which are part of our network). At present, 20 fixed-line local operators have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities.

We have also begun to face new competition in Mexico from cable television providers, who have been authorized by the Communications Ministry (*Secretaría de Comunicaciones y Transportes*) to provide voice-transmission services to local fixed-line telecommunications operators and data and broadband Internet services to the Mexican public. In addition, in April 2006, the Mexican Congress amended the Federal Telecommunications Law (*Ley Federal de Telecomunicaciones*) and the Federal Radio and Television Law (*Ley Federal de Radio y Televisión*) to allow radio and television broadcasting companies to apply for authorizations to provide telecommunications services.

The effects of competition on our business are highly uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our customers and competitors and the effectiveness of measures we take.

Dominant carrier regulations and other regulatory developments could hurt our business by limiting our ability to pursue competitive and profitable strategies

Our business is subject to extensive regulation, and it can be adversely affected by changes in law, regulation or regulatory policy. The Competition Commission (*Comisión Federal de Competencia*) has determined that we are a dominant provider of certain telecommunications services, and Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. In the past several years, the Competition Commission and the Mexican Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones*, or Cofetel) have adopted resolutions and regulations that apply specifically to us as a dominant carrier. We have successfully challenged these resolutions and regulations in Mexican federal court. We cannot predict whether the Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to those that were challenged successfully, and if so, whether our judicial challenges will be successful in the future. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

World Trade Organization dispute settlement between the United States and Mexico has resulted in changes in regulation that may affect our business

In August 2000, the United States initiated a World Trade Organization dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In June 2004, the United States and Mexico reached an agreement under which Mexico has eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of outgoing international long distance service. In August 2005, Mexico adopted regulations authorizing resale of outgoing international long distance service and domestic long distance service. We expect that these new regulations will likely affect our business and competition in the future and will put downward pressure on the prices we charge our customers for those services.

Shifting usage patterns could adversely affect our revenues

Our fixed-line network services face increasing competition due to shifting usage patterns resulting from the adoption of popular new technologies, including wireless devices for voice and other communications, and the subsequent substitution of these technologies for fixed-line phones. For example, we estimate that an increasing proportion of calls that previously would have been made over our fixed-line network are now being made on wireless telephones and voice over IP services outside our network, for which we receive no revenue. There can be no assurance that this process will not adversely affect our traffic volume and our results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing fixed-line telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Brazil, Chile, Argentina, Peru and Colombia. We also have agreed to make a substantial investment in Venezuela. We cannot assure you that these investments will be successful.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.0% as of May 11, 2006) is owned by Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, which is controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any controversy between us and our shareholders will be governed by Mexican law and that our shareholders will submit to the jurisdiction of Mexican courts for any proceedings in respect thereof. Under Mexican law, the protections afforded to minority shareholders are

different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, in practice it may be more difficult for minority shareholders of Telmex to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with certain subsidiaries of Grupo Carso, S.A. de C.V., or Grupo Carso, and Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa. Transactions with subsidiaries of Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include banking services and insurance. We also have ongoing operational relationships with América Móvil, S.A. de C.V., or América Móvil, which is controlled by América Telecom, S.A. de C.V., or América Telecom. América Telecom, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa are controlled by Carlos Slim Helú and members of his immediate family who, taken together, own a majority of the common stock of each company.

We also make investments jointly with related parties, sell our investments to related parties and buy investments from related parties. On April 3, 2006, we announced that América Móvil and we had together entered into an agreement with Verizon Communications, Inc., or Verizon, to acquire through an equally-owned joint venture Verizon's 28.5% equity interest in Compañía Anónima Nacional Teléfonos de Venezuela for an aggregate purchase price of U.S.$676.6 million in cash. Another recent investment transaction with a related party includes our investment in the equity securities of MCI, Inc., which we and others who may be deemed to be under common control with us sold to Verizon in May 2005.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders' meetings, and they may only vote through the depositary

Under Mexican law, a shareholder is required to deposit its shares with a Mexican custodian in order to attend a shareholders' meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders' meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

You may not be entitled to preemptive rights

Under current Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement.

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Under the new Mexican Securities Market Law, preemptive rights will not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us. See *Item 10. Additional Information—Bylaws and Mexican Law—Preemptive Rights*.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of more than 10% of our capital stock by any person or group of persons acting together requires the approval of our Board of Directors. If you wish to acquire or transfer more than 10% of our capital stock, you will not be able to do so without the approval of our Board of Directors.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

Our bylaws may only be enforced in Mexico

Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. As a result, it may be difficult for non-Mexican shareholders to enforce their shareholder rights pursuant to the bylaws.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico, Brazil and Other Countries

Economic and political developments may adversely affect our business

Our business operations and assets are principally located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico and by political developments in Mexico. We also have substantial operations and assets in Brazil and our business may be affected by economic and political developments in Brazil.

Mexico has experienced adverse economic conditions

In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our company. If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for telecommunications services may decrease and consumers may find it difficult to pay for the services we offer.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in exchange rates.

Changes in the value of the various currencies in which we conduct operations against the Mexican peso or changes in the value of the Mexican peso or the various currencies in which we conduct operations against the U.S. dollar may result in exchange losses or gains on our indebtedness and accounts payable. At December 31, 2005, our U.S. dollar-denominated indebtedness amounted to P.81,978 million. In 2005, the peso appreciated against the U.S. dollar by 4.9% and the *real* appreciated against the U.S. dollar by 11.8%, but our gain was more than offset by losses on hedges we had entered into to minimize our exposure to the U.S. dollar. As a result, we had a foreign exchange loss of P.3,787 million. In 2004, the peso depreciated against the U.S. dollar at year-end by approximately 0.3%, but our loss in Mexico was more than offset by a gain at our non-Mexican subsidiaries, particularly Embratel Participações S.A. As a result, we had a net foreign exchange gain of P.27 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations may continue to affect our financial income and expense and our revenues from international settlements.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal

on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. The Brazilian government may impose temporary restrictions on the conversion of Brazilian *reais* into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, was 3.3% for 2005. Inflation for the first quarter of 2006 was 0.87%. If Mexico experiences high levels of inflation, our profitability could be adversely affected, and more generally, high inflation might result in lower demand or lower growth in demand for telecommunications services. Brazil has also experienced high levels of inflation and high interest rates, which can adversely affect our performance.

Developments in the U.S. economy may adversely affect our business

Economic conditions in Mexico are heavily influenced by the condition of the U.S. economy due to various factors, including commercial trade pursuant to the North American Free Trade Agreement, U.S. investment in Mexico and emigration from Mexico to the United States. Events and conditions affecting the U.S. economy may adversely affect our business, results of operations, prospects and financial condition.

Developments in other emerging market countries may adversely affect the market price of our securities

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. The market value of our securities could be adversely affected by events elsewhere, especially in emerging market countries.

Political events in Mexico could adversely affect Mexican economic policy and our operations

The next Mexican presidential election, which will be held in July 2006, will result in a change in administration, as presidential reelection is not permitted in Mexico. The presidential race likely will be highly contested among a number of different parties, including the Institutional Revolutionary Party, the National Action Party and the Democratic Revolution Party, each with its own political platform. As a result, we cannot predict which party will prevail in the elections or whether changes in Mexican governmental policy will result from a change in administration. Such changes may adversely affect economic conditions in Mexico or our business and therefore our results of operations and financial position.

Developments in other Latin American countries in which we operate may affect our business

We have expanded our operations through our investment in telecommunications companies and our acquisition of telecommunications assets in Brazil, Chile, Argentina, Peru and Colombia. These countries expose us to different or greater country risk than Mexico. Our future results may be affected by the economic and financial condition of the countries in which we operate, the devaluation of the local currency, inflation and high interest rates, or political developments, changes in law or changes in labor conditions. Devaluation of the local currency against the U.S. dollar may increase the operating costs in that country, and a depreciation against the Mexican peso may negatively affect the results of our operations in that country.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

- projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios;
- statements of our acquisition or divestiture plans;
- statements about the impact of our acquisition of businesses outside of Mexico;
- statements of our plans, objectives or goals relating to competition, regulation and rates;
- statements about the escalation of competition in the business sectors in which we operate;
- statements about our future financial performance or the economic performance of Mexico, Brazil or other countries;
- statements about the exchange rates between Mexican pesos and foreign currencies;
- statements about the future impact of regulations; and
- statements of assumptions underlying such statements.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under *—Risk Factors* beginning on page 5, include economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

Item 4. Information on the Company

GENERAL

Overview

We own and operate the largest telecommunications system in Mexico, where we are the only nationwide provider of fixed-line telephony services and the leading provider of fixed local and long distance telephone services. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet services, directory services, information network management, telephone equipment sales, satellite services, paging services and interconnection services to other carriers. Since February 2004, we have offered voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

In Mexico, we have developed a multi-service network in which more than 90% of the lines have the capacity to provide simultaneous transmission of voice and data through a broadband connection. That network capability allowed us to increase the number of Prodigy Infinitum customers by 84.4% in 2005 to 1,033 thousand. At the same time, we are extending our telephone and Internet services to remote areas. Through e-Mexico, we are participating in a government-sponsored program that extends high-speed Internet access to over 4,000 digital community centers in over 3,200 towns. We are the only company participating in the *Fondo de Cobertura Social*, through which we provide voice and Internet services to over 550 additional communities.

In 2005, we introduced a monthly service plan that includes local calls, long distance minutes and Internet access to small and medium-sized businesses as well as residential customers. Paquete Telmex integrates 100 additional local calls (in addition to the first 100 free local calls that are included in local residential service), preferential domestic and international long distance rates and Internet access through Prodigy Infinitum. Paquete Telmex was an important component of the 2005 growth of our Prodigy Infinitum customer base.

Outside Mexico, we have focused on restructuring and integrating our international operations. In October 2005, we transferred to Embratel Participações S.A., or Embratel, 100% of the capital stock of Telmex do Brasil Ltda., or Telmex do Brasil, and our 37.1% interest in Net Serviços de Comunicação S.A., or Net, in exchange for new voting stock of Embratel, thereby consolidating our holdings in Brazil and creating commercial and operating synergies. See *—Non-Mexican Operations—Brazil—Embratel Participações*. In addition, we took steps to offer better and more integrated telecommunications services to our customers throughout Latin America. In 2005, we improved operating efficiencies in our international operations by implementing a management model similar to the one we use in Mexico. In coming years we will continue to increase our presence outside Mexico in order to strengthen our competitive position in the global environment.

We are a Mexican corporation headquartered in Mexico City, D.F., Mexico. Our legal name is Teléfonos de México, S.A. de C.V., and we frequently refer to ourselves commercially as Telmex. Our principal executive offices are located at Parque Vía 190, Colonia Cuauhtémoc, 06599 México, D.F., México. Our telephone number at this location is (52) 55 5703-3990.

History

We were formed in 1947 under private foreign ownership to acquire the Mexican telephone business of a wholly owned subsidiary of the LM Ericsson group of Sweden. In 1950, we acquired the Mexican telephone business of a wholly owned subsidiary of the International Telephone and Telegraph Company, which operated the only other national telephone network in Mexico at that time. In 1972, the

Mexican federal government acquired the majority of our capital stock. In December 1990, the Mexican government sold shares representing voting control of our company. The Mexican government sold the balance of its shares in a series of transactions beginning in May 1991. In September 2000, we spun off our Mexican wireless business and other operations to América Móvil, S.A. de C.V., or América Móvil, a new Mexican corporation. Beginning in 2004, we expanded our operations outside Mexico through a series of acquisitions. As a result, we provide voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia.

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%	Producer of yellow pages directories
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora
Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks services and Internet access to Telmex and corporate customers
Telmex USA, L.L.C.	Delaware	100.0%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Embratel Participações S.A.	Brazil	97.3%(1)	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil
Telmex do Brasil, Ltda.	Brazil	97.3%(2)	Provider of telecommunications services to corporate customers in Brazil
Net Serviços de Comunicação S.A.	Brazil	31.0%(2)(3)(4)	Provider of cable television and local telephone services and bidirectional broadband Internet access in Brazil
Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	96.3%(1)(2)	Provider of domestic and international long distance, local and data services in Brazil
Star One S.A.	Brazil	77.1%(2)	Provider of satellite services in Brazil
PrimeSys Soluções Empresariais S.A.	Brazil	96.3%(2)	Provider of high level value-added services, such as net integration and outsourcing
Telmex Chile Holding, S.A.	Chile	100.0%	Holding company for assets acquired from AT&T Latin America Corp. in Chile
Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.7%	Intermediate holding company whose subsidiaries provide long distance, Internet and data network services in Chile
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0%	Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina
Telmex Argentina S.A.	Argentina	100.0%	Provider of telecommunications services to corporate customers in Argentina
Metrored Telecomunicaciones S.R.L.	Argentina	100.0%	Provider of data services in Argentina
Telmex Colombia S.A.	Colombia	100.0%	Provider of telecommunications services to corporate customers in Colombia
Telmex Perú S.A.	Peru	100.0%	Provider of telecommunications services to corporate customers in Peru
Grupo Telvista S.A. de C.V.	Mexico	45.0%(3)	Provider of telemarketing services in the United States and Mexico

(1) Corresponds to Telmex's voting interest. Our effective ownership of the total capital of Embratel Participações S.A. is 72.3% and of Empresa Brasileira de Telecomunicações S.A. – EMBRATEL is 71.6%.
(2) Corresponds to Telmex's indirect interest, held through Embratel Participações S.A.
(3) Investments accounted for using the equity method.
(4) Corresponds to interest in total capital.

MEXICAN OPERATIONS

At March 31, 2006, we had 18.7 million local fixed lines in service in Mexico, up 6.4% over March 31, 2005. In long distance services, we estimate that during December 2005, our share of traffic in cities open to competition was 80.5% for domestic long distance and 74.0% for international long distance calls originating in Mexico.

Of our revenues from our Mexican operations in 2005, 44.8% was attributable to local service, 21.8% to long distance service, 14.0% to interconnection, 8.3% to corporate networks and 6.5% to Internet services. Other services, including yellow pages and equipment sales, accounted for 4.6% of revenues.

Overview

The following table gives selected data on the size and usage of our Mexican network:

	December 31,				
	2005	2004	2003	2002	2001
Lines in service (thousands)	18,375	17,172	15,683	14,446	13,372
Internet access accounts (thousands)	2,116	1,741	1,452	1,165	913
Billed line equivalents for data transmission (thousands)	2,011	1,517	1,139	1,229	1,025
Lines in service per employee	399.6	371.2	331.4	301.2	272.8
Domestic long distance call minutes for the year (millions)	17,853	16,700	15,376	14,347	14,251
International long distance call minutes for the year (millions)(1)	7,131	6,297	4,513	4,922	4,404
Total local calls (millions)	26,680	26,782	26,625	25,679	25,567
Prepaid telephone service cards sold (millions)	258	273	279	274	268

(1) Includes incoming and outgoing traffic.

Local Service

We are a leading provider of local telephone service in Mexico. We provide local telephone service to 22,164 communities throughout Mexico. Of all lines in service, 39.0% are in the Mexico City, Monterrey and Guadalajara areas, and 28.4% are in the Mexico City area alone. We provide service to 10,912 rural communities, exceeding our obligations to extend services to rural areas.

Local traffic in 2005 decreased by 0.4% compared to 2004, for a total of 26,680 million calls. The decrease in billed traffic in 2005 was attributable primarily to the competition of cellular service.

Our charges for fixed-line local telephone service include (a) installation charges, (b) monthly line rental charges, (c) monthly measured service charges, (d) digital services and (e) charges for other services, such as the transfer of a line to another address and reconnection. Residential customers pay a fixed charge per local call in excess of a monthly allowance of 100 local calls, and commercial customers pay for every local call at the same fixed rate per call. We estimate that in any given month approximately 58.4% of residential customers made fewer than 100 local calls per month on average in 2005. The concession we hold to operate a public network for basic telephone services (the Concession) permits but does not require us to base our charges on the duration of each call, with a monthly allowance of free calls or call minutes for residential customers. We currently do not charge by duration of invoiced calls in any region, except in the case of prepaid services.

In February 2006, to promote local service among our residential customers we introduced a plan called "Home Line" (*Línea Hogar*), for which we charge a monthly line rental fee, which includes a monthly allowance of 200, 300 or 400 calls.

In October 2005, we announced that we would not increase rates for local telephone service during 2006. No rate increases have been made since March 2001.

Domestic Long Distance Service

We are the leading provider of domestic long distance telecommunications services in Mexico. Our domestic long distance transmission network consists of close to 28,400 kilometers of optical fiber connecting Mexico's major cities, and includes secondary branches and additional transmission rings around Mexico City designed to avoid network congestion.

Domestic long distance traffic increased by 6.9% in 2005. The increase in minutes, which totaled 17,853 million at the end of 2005, was attributable to the higher number of lines in service, an increase in Lada 100 customers and an increase in the number of calls we terminate for other telecommunications operators.

Our charges for domestic long distance service are based on call duration and the type of service, i.e., direct-dial or operator-assisted. In October 2005, we announced that we would not increase our nominal rates for domestic long distance service in 2006. Our nominal rates for domestic long distance service have remained unchanged since March 1999.

We offer a variety of domestic long distance discount plans that reduce the effective rates paid by our customers based on volume, time of use or other factors. High volume corporate clients pay P.1.00 per minute, which represents a discount of up to 55.9% from our nominal rate, while other customers that maintain service with us receive discounts of up to 39%, as well as a 50% discount on calls made between 8:00 p.m. and 7:59 a.m. from Monday to Saturday and all day Sunday. "Lada 100" offers a monthly package of 200 domestic long distance minutes for P.100.

In 2005, we introduced a plan called "Lada America" (*Lada América*), which allows residential and commercial customers to make domestic long distance calls for P.1.00 per minute and international long distance calls to the rest of North America and all of Central and South America for P.2.00 per minute for a monthly fee of P.189. In April 2006, we had 19,551 Lada America subscribers.

International Long Distance Service

We are the leading provider of international long distance telecommunications services in Mexico. International long distance traffic with the United States, Canada, Central America and other countries is carried by a combination of the fiber optic network, microwave transmission, satellite systems and submarine cable. See —*Network*.

International long distance traffic increased by 13.2% in 2005. The increase in minutes, which totaled 7,131 million at the end of 2005, was due primarily to an increase in incoming traffic.

Charges for international long distance calls are based on type of service, call duration and the region of the world called. In October 2005, we announced that we would not increase our nominal rates for international long distance service in 2006. Our nominal rates for international long distance service have remained unchanged since March 1999. Customers receive a 33.3% discount on calls made to the United States and Canada between 7:00 p.m. and 6:59 a.m. from Monday to Friday, all day Saturday, and between 12:00 a.m. and 4:59 p.m. on Sunday. More recently, we have introduced "Favorite Lada

Destinations" (*Lada Favorito*), a plan offering discounts on calls to cities in the United States pre-selected by customers. In July 2004, we launched "Lada 100 International," which offers 100 minutes per month to the United States and Canada for P.200.

Bilateral agreements with foreign carriers govern the rates of our payment to foreign carriers for completing international calls from Mexico and by foreign carriers to us for completing international calls to Mexico. The rates of payment under such agreements are negotiated with each foreign carrier. Settlements among carriers are usually made monthly on a net basis, but sometimes they are made on a weekly basis. Settlement amounts payable to us in respect of calls from the United States to Mexico generally exceed amounts payable by us in respect of calls from Mexico to the United States. As a result, we receive monthly net settlement payments from U.S. carriers. We make monthly net settlement payments to other international carriers taken as a whole.

The international settlement rates that U.S. carriers pay to foreign carriers have been subject to intense downward pressure due to competition and regulatory factors, including initiatives by the United States government. Since 1999, there has been a cumulative reduction of 79.5% in our settlement rates with U.S. carriers. Until July 2004, Mexican regulations required that (i) all carriers pay the same rates, (ii) incoming international calls be distributed among the Mexican carriers in proportion to the outgoing calls they originated and (iii) the Mexican carrier with the largest market share on a particular international route negotiate rates for all Mexican carriers on that route. In August 2004, however, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country.

In 2005, we paid U.S.$0.0301 per minute for northbound (Mexico to the United States) calls and received an average rate of U.S.$0.0486 per minute for settling international calls. In 2004, we paid U.S.$0.037 per minute for northbound calls and received an average rate of U.S.$0.059 per minute for settling international calls. We are in the process of negotiating with most of the U.S. carriers new settlement rates for the period beginning January 1, 2006.

We believe that an unauthorized practice in Mexico referred to as international bypass was primarily responsible for the decline in the number of minutes of our international long distance traffic from 2000 to 2003. International bypass occurs when incoming international calls are carried over leased lines and then connected to the public switched network in Mexico. In the past, companies engaged in international bypass because international settlement rates to terminate traffic in Mexico were generally higher than rates for terminating domestic Mexican long distance traffic. The unreported international traffic negatively impacted our revenues by diminishing both the settlement payments we received and our share of the proportional return on incoming traffic. Because each Mexican carrier is now free to negotiate settlement rates with each foreign carrier, this form of bypass has disappeared.

Our international long distance revenues are affected by the use of voice over IP, or VoIP, technology, which transmits ordinary telephone calls over the Internet. Because outgoing and incoming international long distance calls made through VoIP services bypass our network, we do not receive the international long distance service revenues that we would otherwise receive, such as revenues generated from billed minutes and termination fees.

Interconnection

We provide interconnection service pursuant to which (a) long distance, local and cellular carriers operating in Mexico establish points of interconnection between their networks and our network and (b) we carry calls between the points of interconnection and our customers. When a customer of another carrier calls a local service customer of ours, we complete the call by carrying the call from the point of interconnection to the particular customer, and when a local service customer of ours who has preselected a competing long distance carrier makes a long distance call, we carry the call from the customer to the point of interconnection with the relevant carrier's network. We have one rate for interconnecting all categories of carriers and all types of calls.

We believe that our interconnection revenues have been affected by a practice we call local bypass, in which incoming international calls are routed from domestic long distance carriers to local lines other than ours and then connected to our local network for termination. As a result of Mexico's "bill and keep" system, under which local carriers do not pay interconnection fees to other local carriers, we do not receive an interconnection fee from these calls. Without local bypass, we would receive a domestic termination fee for completing these incoming calls. Though we have agreed with most local and long distance carriers to request regulatory intervention to eliminate local bypass, we believe our interconnection results will continue to be adversely affected by this practice.

Corporate Networks

Corporate networks consist of the transmission of voice, video and data between two or more end points using private or virtual circuits. During 2005, the number of line equivalents provided by means of corporate networks increased by 32.5%, to 2,011 thousand. Our principal product offerings for corporate networks are "Ladalinks" (*Ladaenlaces*), Frame Relay and Internet through Internet Protocol / Multi-Protocol Label Switching, or IP/MPLS. Using equipment installed on-site, Ladalinks customers have dedicated digital network links that transmit information at speeds ranging from 64 Kbps to 2.5 Gbps. IP/MPLS is a multi-service platform that allows us to provide integrated voice, data and video services, along with Next Generation VoIP services. Frame Relay is a protocol for transmission of data, voice and video over a shared digital network. The speed of Frame Relay transmission ranges from 64 Kbps to 2,048 Kbps. Ladalinks and Frame Relay offer extensive technical assistance and customer support. In addition, we provide networks outsourcing, including network maintenance and support, to major institutions and private companies. We also provide hosting and co-location products, as well as telecommunications network integration services and information systems.

Internet Services

Internet services connect both business and residential customers to the Internet through either a dedicated or dial-up connection. In 2005, the number of Internet customers increased to 2,116 thousand, an increase of 21.5% compared with 2004. Business and residential customers connect to the Internet using telephone lines or broadband connections. We estimate that we are the leading Internet access provider in Mexico in terms of number of subscribers. As of March 31, 2006, the number of Internet service subscribers was 2,237 thousand, compared with 1,855 thousand as of March 31, 2005, an increase of 20.6%.

Our broadband service, Prodigy Infinitum, makes it possible for customers to use our high-capacity connectivity services with applications such as video-conferencing, file transfer, terminals, e-mail and protocol conversion. Prodigy Infinitum operates over asymmetric digital subscriber line, or ADSL, technology. In March 2004, we launched the Prodigy Infinitum kit, which provides our customers with all the equipment necessary to set up their own service. At year-end 2005, we had 1,033 thousand customers using our ADSL broadband services, an increase of 84.4% over 2004. We further expanded

our broadband offerings with the launch of "Prodigy Mobile" (*Prodigy Móvil*), a high-speed wireless connection for residential and business customers that connects users to the Internet at speeds up to 2 Mbps at a range that extends 20 and 100 meters. As of December 31, 2005, we also provided 464 public "hot spots" in over 50 cities in Mexico at which our clients could obtain wireless access to the Internet.

Prodigy Internet Plus provides a customer with a multi-media personal computer, a personal web page, an e-mail account and two years of unlimited access time for a fixed monthly price. This program accounted for 83 thousand subscribers in 2005, or 3.9% of the total number of Internet access account subscribers at year-end. Our "Prodigy Home" (*Prodigy Hogar*) package, for a lower fixed monthly price than Prodigy Internet Plus, provides customers with a basic personal computer, a personal web page, an e-mail account, three years of unlimited Internet access during off-peak hours and billed access on a per-minute basis during peak hours. In 2005, we had 193 thousand Prodigy Home subscribers, an increase of 32.3% over 2004.

Consistent with our strategy of retaining our current customers and maximizing the value of residential and business Internet accounts, we introduced "Telmex Package" (*Paquete Telmex*) in 2005. This new service offers Internet access through Prodigy Infinitum, a monthly allowance of 100 additional local calls (in addition to the first 100 free local calls that are included in local residential service) and reduced rates for domestic long distance calls (P.1.00 per minute) and certain international long distance calls (P.2.00 per minute for calls to North, Central and South America). We also offer (i) Prodigy Home with a reduced monthly fee, which provides customers with unlimited Internet access between 6:00 p.m. and 8:00 a.m. from Monday to Friday plus the entire weekend and access for P.0.13 per minute at all other times, (ii) a Multifon Card function which allows customers who do not otherwise have Internet access to access the Internet with their Multifon Card for P.0.13 per minute, (iii) Prodigy Roaming, a service that provides traveling customers with a connection from anywhere in Mexico at the rate for local calls and (iv) Prodigy Patrol, a service that allows Prodigy Internet, Prodigy Internet Plus and Prodigy Infinitum customers to limit access to certain websites.

Other Services

We provide various other telecommunications and telecommunications-related products and services, including printed and online yellow pages directories, public phones, prepaid cards and Internet portals.

Yellow Pages Directories

We offer both a printed and an Internet-based yellow pages directory. Our yellow pages website (www.seccionamarilla.com.mx) had 15 thousand registered users during 2005, an increase of 30.7% compared with 2004. During 2005, our yellow pages website was visited 15 million times and had 134 million page views.

Billing and Customer Service

For corporate customers, we offer SI@NA, an Internet service that permits customers to analyze their telecommunications spending. Residential customers may also access billing information over the Internet using the "Telmex on-line" (*Telmex en Línea*) service. We provide our customers with a bill format that details their usage of local, long distance and other services.

We provide customer service through a network of customer service centers and call centers. These customer service centers have evolved from their traditional purpose as places for payment to become Telmex stores that offer telecommunications products and services. Large corporate customers also receive customer service from dedicated customer service personnel. Through our "Integrated

Solutions" (*Solución Integral*) service, we assist corporate customers in meeting their telecommunications needs by providing them with integrated telecommunications solutions consisting of a broad range of telecommunications services. We offer service level agreements to corporate customers that set service standards and guarantee continuity of service.

Public Telephony and Prepaid Phone Cards

We have several programs to meet the need for different kinds of public telephone service in different areas. We had more than 805 thousand fixed public telephones in operation at December 31, 2005. In the increasingly competitive market to provide telecommunications services, independent operators have installed public telephones for which we provide access. There were 48,175 independently operated public telephones at December 31, 2005, an increase of 55.3% compared with 2004.

In 2005, we sold over 221.0 million prepaid cards under the brand name "Ladatel" for use in public phones and 37.1 million prepaid cards under the brand name "Multifon" for use in public and residential telephones, a decrease of 5.5% from 2004. This represents an average of almost 2.4 cards per Mexican resident. We have installed Internet kiosks in public places so that our customers have access to Internet products and services by using Ladatel cards. Multifon Home offers prepaid local and long distance service on home telephones. In the case of our Multifon products, customers do not pay monthly fees, and prepaid fixed-line service is charged on a per-minute basis like public telephony services. At December 31, 2005, Multifon lines totaled 1.9 million, an increase of 52.6% compared to December 31, 2004. Revenues from sales of prepaid cards (based on an estimate of usage) accounted for 5.6% of our consolidated revenues in 2005. In 2005, our revenues from public telephony decreased by 7.8% as a result of intense competition from wireless carriers.

Internet Portals

In 2006, we launched Prodigy MSN, the successor of T1MSN, an Internet portal that is a joint venture between Microsoft Corporation, or Microsoft, and us. Prodigy MSN takes advantage of Microsoft's world-class technologies and our leading infrastructure, operations and regional knowledge to offer users a broad range of services and content in Spanish, such as easy and secure shopping services and enhanced communication features. More than 90% of Internet users in Mexico visited Prodigy MSN during 2005.

Network

Our local and long distance fiber optic network, the largest in Mexico, extends approximately 89,600 kilometers, reaches 90% of Mexico's population and has connections via submarine cables with 39 other countries while also connecting most major cities throughout Mexico. Our network included 18.4 million local fixed lines in service at December 31, 2005, an increase of 7.0% compared to December 31, 2004, reflecting 1.9 million new lines and 739 thousand disconnections in 2005.

As a result of our substantial investment, our network has been 100% digital since 2000, providing a wide variety of telephony, data and video services. During 2005, customers made increasing use of digital services, such as caller ID, call waiting, three-way calling, call forwarding and voicemail. The number of lines with digital services in use at year-end 2005 was 7.6 million (41.4% of the total number of lines in service), representing an increase of 3.2% from 2004. This increase was due largely to an increase in new lines.

Our network includes network access cables and domestic and long distance transmission equipment. In addition, we use advanced routing technology and routers to connect end-users with our network. We use fiber optic cable to transmit both voice and high bandwidth applications such as video and data.

For network access we use xDSL (specifically HDSL, SHDSL and ADSL), a copper modem technology that uses existing phone lines to access the Internet at speeds of up to 8 Mbps. Thus, our modernized external copper network is capable of supporting modern broadband applications requiring high data transmission speeds.

The network is fully redundant and is supported by fiber optic ground rings, which allow the network to be restored within 50 milliseconds in the event of a system failure. In addition, our digital microwave network serves as a backup to the fiber optic network and as a primary means of transmission in rural areas and small towns where a fiber optic infrastructure is not available. We also have satellite systems that support domestic and international network traffic. In order to further boost transmission speeds, we use a technology called Dense Wavelength Division Multiplexing, or DWDM, which divides optical fiber signals into multiple wavelengths and allows us to operate our network at speeds of up to 140 Gbps.

Core Network

Our core transmission network uses a technology called Next Generation Synchronous Digital Hierarchy, or Next Generation SDH. Transmissions pass through a series of optic rings that give us the unique ability to protect information carried on the network from origin to destination. This level of protection is achieved through the rings' self-repairing mechanism, which prevents equipment and connection failures. This mechanism minimizes the risk of interruption of the signal in the event of any failure in the network.

Additionally, in our core transmission network we have introduced optical cross-connect technology, which is capable of transporting higher volumes of traffic and protecting optical links with different self-recovery schemes to enhance network efficiency and allow for service differentiation.

Telephone communication in our network is controlled by digital local and long distance centers that employ a high degree of protection and load sharing. We also rely on our Advanced Intelligent Network platform, which uses voice and data "switches" to manage large amounts of transmitted information in both our telephone and data networks. This technology also gives us the ability to develop and implement advanced telephone applications in a short amount of time.

Our physical network comprises a combination of fiber optic, microwave and copper cable systems and wireless last-mile systems, which connect our clients to the network and allow us to provide our clients with numerous applications and services. Our modernized external copper network is set up to support not only conventional telephone systems, but also modern broadband applications, which also rely on digital technology and result in high data transmission speeds.

We control and monitor our network's performance and traffic levels and manage the routing of traffic and other network functions through centralized network management. This centralized management facilitates geographical expansion of the network and permits the implementation of higher capacity systems. Next Generation SDH technology gives us flexibility in the geographic placement of these switches and enables us to handle significantly more traffic with fewer switches than would a traditional non-digital network.

Next Generation Network

As part of our transition to a Next Generation Network, we are deploying a new network platform based on data packets, which will permit the creation of multi-service networks to carry different kinds of information in standardized formats. By utilizing such packet technology, we can provide superior local access, network connectivity, data transmission and bandwidth delivery.

As of December 31, 2005, our cumulative investment in the Next Generation Network totaled P.10,719 million (U.S.$911 million). In 2006, we have budgeted approximately U.S.$425 million for investment in our Next Generation Network infrastructure.

Competition

The Mexican market for fixed-line domestic and international long distance services was opened to competition beginning in 1996. Thirty-three carriers have been granted licenses to provide long distance service in Mexico, and 14 are in operation. Alestra (a joint venture led by Alfa, S.A. de C.V., Grupo Financiero BBVA Bancomer, S.A. de C.V. and AT&T Corp.) and Avantel (a joint venture led by Grupo Financiero Banamex and MCI, Inc., or MCI) have made the most substantial investments in infrastructure and marketing. Most competing carriers have been principally focused on the long distance market, although some carriers also provide certain business customers with direct access to their long distance networks using lines leased from us.

The Communications Ministry (*Secretaría de Comunicaciones y Transportes*) has established rules for the determination of interconnection rates between our competitors and us. If we are unable to agree with our competitors on interconnection rates, the Mexican Federal Telecommunications Commission (*Comisión Federal de Telecomunicaciones*, or Cofetel) imposes the rates. During the last five years, however, we have agreed on these rates with our long distance competitors. We agreed with our long distance competitors to maintain the same interconnection rates for 2006 that have applied since 2002.

Customers are free to choose a competing carrier at any time. An independent organization confirms all requests to change long distance carriers. In addition to pre-subscription, customers eventually may be able to select a long distance carrier on a call-by-call basis by dialing a three-digit prefix. In general, our competitors have focused their attention on obtaining market share in Mexico's most profitable markets, such as the major cities and high-volume users of international and domestic long distance.

Competition in the Mexican market for fixed-line local services began in 1999. As of February 28, 2006, 20 carriers have been granted licenses to provide local fixed wire and wireless telephony and 23 carriers have been granted licenses for cellular and mobile telephony. The 23 carriers are owned by only five companies: Radiomóvil Dipsa, S.A. de C.V., or Telcel, Telefónica Móviles México, S.A. de C.V., or Telefónica Móviles, Servicios de Acceso Inalámbrico PCS, S.A. de C.V. and sister companies Grupo Iusacell, S.A. de C.V., or Iusacell, and Unefon, S.A. de C.V. At the end of 2005, Cofetel held an auction in which it awarded new PCS frequencies to Telcel, Telefónica Móviles and Iusacell. At present, there are 12 competitive local operators, primarily in Mexico City and other large cities. Avantel, Axtel and Maxcom are our principal fixed-line competitors. To date, our competitors in local service have focused on servicing first-time customers and providing second lines in new housing, as well as inducing our customers to switch carriers.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. See *—Regulation—Competition*. The effects of competition on us depend, in part, on the business strategies of competitors, regulatory

developments, exchange rates and the general economic and business climate in Mexico, including demand growth, interest rates and inflation. The effects could include loss of market share and pressure to reduce rates for our services.

At December 31, 2005, we estimate that our market share in Mexico was 80.5% in domestic long distance service and 74.0% in international long distance service measured on the basis of total number of billed minutes generated by our local customers making domestic and international long distance calls in cities open to competition. Our market share in Internet access is estimated to be 61.0% of dial-up connections and 69.0% of broadband connections, measured on the basis of the total number of Internet access accounts in Mexico. We believe that, at present, competitors do not have a material share of the market for fixed-line local service, but we expect that this will change as the number of competitors grows and their market strategies develop. In local service and public telephony, we also face competition from cellular carriers, which we estimate had a combined total of 47.5 million cellular lines in service at year-end 2005. We anticipate continued intense competition as mobile carriers promote mobile-to-mobile calls and mobile-to-mobile messages as cheaper alternatives to fixed-to-mobile calls. We also face increasing competition in international and domestic long distance and local services from VoIP, a technology that transmits ordinary telephone calls over the Internet at a cost lower than that associated with traditional fixed-line telephony services.

Regulation

Our business is subject to comprehensive regulation and oversight by the Communications Ministry and Cofetel. The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (*Ley de Vias Generales de Comunicación*, or the General Communications Law), the Federal Telecommunications Law (*Ley Federal de Telecomunicaciones*), the Telecommunications Regulations adopted under such law, the Concession and other concessions and license agreements granted by the Communications Ministry. We are also subject to oversight by the Agency for Consumer Protection (*Procuraduría Federal del Consumidor*) and the Competition Commission (*Comisión Federal de Competencia*).

Set forth below is a summary of certain provisions of the General Communications Law, the Federal Telecommunications Law, the Telecommunications Regulations and our concessions.

General

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Federal Telecommunications Law replaced most of the provisions of the General Communications Law relating to telephone communications, but those provisions of the General Communications Law not specifically addressed in the Federal Telecommunications Law, such as rules governing local and long distance carriers, remain in effect. Regulations implementing particular provisions of the Federal Telecommunications Law have been issued by the Communications Ministry and Cofetel. Regulations implementing other provisions of the Federal Telecommunications Law are pending. The objectives of the Federal Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

Recent Developments

There have been recent changes to Mexican law that may affect our business. In April 2006, the Mexican Congress approved an amendment to the Federal Telecommunications Law and the Federal Radio and Television Law (*Ley Federal de Radio y Televisión*), which was published in the Official Gazette (*Diario Oficial*). Subsequently, approximately one third of the Mexican Senate objected to the validity of the amendment and judicial review of the matter is pending. The amendment allows radio and television broadcasters to provide telecommunications services after complying with certain conditions and makes Cofetel responsible for overseeing all telecommunications services, including those related to broadcasting. These changes are recent and we cannot predict the actions of broadcasting companies, but they could result in the entry of new competitors to our business.

In April 2006, the Mexican Congress approved an amendment to the Antitrust Law (*Ley Federal de Competencia Económica*), which was published in June 2006 in the Official Gazette. The amended law strengthens the authority of the Competition Commission, by among other things providing the Competition Commission with the ability to issue opinions that are binding on other governmental entities. The amendment also expands the definition of monopolistic practices, provides a more rigorous approval process for business combinations and establishes more stringent penalties, including substantially higher fines and the divestiture of assets. As a result of this amendment, it is likely that the Competition Commission will exercise stricter enforcement of the Antitrust Law, which could restrict our operations and increase competition.

In April 2006, the Communications Ministry proposed regulations that would authorize paid audio and television concessionaires to provide fixed-line local telephone services and local telephone service providers to provide paid audio and television services. This proposal would amend existing concessions to permit their holders to provide these new services, subject to certain conditions. The proposed regulation was presented to the Competition Commission, which had previously issued in October 2005 an opinion that is consistent with the Communications Ministry's current proposal. The proposed regulation was also submitted to the Federal Regulatory Improvement Commission (*Comisión Federal de Mejora Regulatoria*) and is subject to a period of public review.

Regulatory Oversight

The Communications Ministry is the Mexican government agency principally responsible for regulating telecommunications services. The Communications Ministry's approval is required for any change in our bylaws. It also has broad powers to monitor our compliance with the Concession, and it may revoke our Concession or temporarily seize or expropriate our assets. The Communications Ministry may require us to supply it with such technical, administrative and financial information as it may request.

The Federal Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with five commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Federal Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel. We regularly provide reports to Cofetel on our operations, financial performance and other matters. We are also required to publish our annual network expansion program, and we must advise Cofetel of the progress of our expansion program on an annual basis.

Mexican law gives certain rights to the Mexican government in its relations with concessionaires and provides that when the concession expires we may not sell or transfer any of our assets unless we

give the Mexican government a right of first refusal. If the Mexican government declines to exercise its right, our unions also have a right of first refusal. In addition, Mexican law permits the Mexican government to expropriate our assets in certain circumstances.

Concessions

Under the Federal Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services must operate under a concession granted by the Communications Ministry. Such a concession may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide public fixed-network local and long distance services has a term for up to 30 years and may be extended for additional 30-year terms. Our Concession was granted in 1976 and amended in August 1990, and will expire in 2026. Our subsidiary Teléfonos del Noroeste, S.A. de C.V., or Telnor, holds a separate concession in two states in northwestern Mexico, which will expire in 2026. The material terms of the Telnor concession are essentially the same as the Concession.

Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

In addition to the Concession, we currently hold concessions for the use of frequencies to provide wireless local access and point-to-point and point-to-multipoint transmission, which we obtained from Cofetel through a competitive bidding process. These concessions are granted for a term up to 20 years and may be extended for additional 20-year terms.

Termination of the Concession

The Concession provides that it will remain in force until 2026 and that we may renew it for an additional 15 years, subject to additional requirements the Communications Ministry may impose. Thereafter, it may be renewed for successive 30-year terms as provided under the Federal Telecommunications Law.

The Concession provides that upon its expiration the Mexican government is entitled to purchase our telecommunications assets at a price determined on the basis of an appraisal by a public official, and the Telecommunications Regulations provide that upon expiration of the Concession the Mexican government has a right of first refusal to acquire our telecommunications assets. The General Communications Law, however, provides that upon expiration of the Concession our telecommunications assets will revert to the Mexican government free of charge. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations would prevail, and accordingly there can be no assurance that upon expiration of the Concession our telecommunications assets would not revert to the Mexican government free of charge.

The General Communications Law and the Concession include various provisions under which the Concession may be terminated before its scheduled expiration date. Under the General Communications Law, the Communications Ministry may cause early termination of the Concession in certain cases, including:

- failure to expand telephone services at the rate specified in the Concession;
- interruption of all or a material part of the services provided by us;

- transfer or assignment without Communications Ministry approval of the Concession, the rights provided under the Concession or any asset used to provide telephone service;
- violation of the prohibition against ownership of our shares by foreign states;
- any material modification of the nature of our services without prior Communications Ministry approval; and
- breach of certain other obligations under the General Communications Law.

In addition, the Concession provides for early termination by the Communications Ministry following administrative proceedings in the event of:

- a material and continuing violation of any of the conditions set forth in the Concession;
- material failure to meet any of the service expansion requirements under the Concession;
- material failure to meet any of the requirements under the Concession for improvement in the quality of service;
- engagement in any telecommunications business not authorized under the Concession and requiring prior approval of the Communications Ministry;
- following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their telephone networks to our telephone network; or
- our bankruptcy.

Under the Federal Telecommunications Law, our concessions could be terminated if: (i) the term of any concession expires; (ii) we resign our rights under any concession; (iii) the Mexican Government through the Communications Ministry expropriates any of the concessions; (iv) we are liquidated or become bankrupt; or (v) the Communications Ministry revokes any of the concessions. Our assets and rights under the concessions may also be temporarily seized by the Communications Ministry.

The General Communications Law provides that in the event of early termination of the Concession for specified causes, including violation of the prohibition on ownership of our shares by foreign states, we would forfeit all of our telecommunications assets to the Mexican government. In the event of early termination of the Concession for any other cause, the General Communications Law provides that a portion of our telecommunications assets would revert to the Mexican government free of charge, and that we may be required to dismantle the remaining portion. There is substantial doubt as to whether the provisions of the Concession and the Telecommunications Regulations regarding the consequences of expiration of the Concession would apply to mitigate the provisions of the General Communications Law in the event of early termination.

Dominant Carrier Regulations

The Federal Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider. In February 1998, the Competition Commission issued a resolution confirming its determination that we are a dominant carrier in the following markets: (i) local telephone service, (ii) access service, (iii) inter-urban transport, (iv) domestic long distance service and (v) international long distance service. This 1998 resolution was held unconstitutional in May 2001.

In September 2000, Cofetel adopted specific regulations, which we refer to as the dominant carrier regulations, applicable to us as a dominant carrier. The September 2000 Cofetel resolution to adopt these regulations was nullified in May 2002. The dominant carrier regulations applied to the five markets identified by the Competition Commission in 1998, and also to certain other services, including directory assistance, operator services and billing and collection services. They imposed standards for the quality of our services, and required that we prepare and provide specific information and specific tariff regulations.

The most significant elements of the dominant carrier regulations were the following three specific rules on tariffs:

- First, our prices for covered services must always exceed a floor price based on "total average costs." The Concession says our price for any service must exceed the "average incremental cost," and while the methodology for determining total average costs is not clear, it would presumably result in a higher floor price for the services to which it applies.
- Second, the regulations prohibit any rate or rate package that reduces our operating margin in a competitive market, except as a defensive response to competitors' rates that present a risk of substantial loss of market share.
- Third, prices for services (other than interconnection) that we provide to other carriers would, for the first time, be subject to prior approval of Cofetel.

It is difficult to assess the impact these regulations would have had on tariffs or competition, in part because neither the methodologies nor the procedures were fully specified. We believe, however, that if similar rules were implemented in the future, they would, to some degree, reduce our flexibility to adopt competitive tariff policies.

After the Competition Commission issued the February 1998 resolution, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of the resolution, and we commenced a proceeding in the Mexican federal courts challenging the validity of the dominant carrier regulations. We asserted that they constituted a unilateral amendment of the terms of our Concession, which we believe is not permitted under the Mexican constitution or the terms of the Concession itself. We also asserted that the determination that we are a dominant carrier, on which Cofetel's power to issue these regulations was predicated, was flawed because the Competition Commission made its determinations in 1997 in reliance on earlier findings that were out of date, and because its determinations did not extend to all the markets covered by the dominant carrier regulations. Finally, we objected to the specific tariff regulations imposed by the dominant carrier regulations on a variety of grounds, including that they gave Cofetel excessive discretion, that they would unfairly burden competition and that they did not adequately permit us to recover our investments in infrastructure.

Following several appeals, the February 1998 resolution of the Competition Commission was held unconstitutional in May 2001. We contend that all subsequent rulings by Mexican government agencies (including Cofetel) that relied upon the 1998 resolution are also unconstitutional. We filed petitions to have dominant carrier regulations based on the 1998 resolution declared unconstitutional, and in May 2002, several resolutions issued by the Competition Commission and Cofetel were nullified, including the September 2000 Cofetel resolution adopting the dominant carrier regulations.

In May 2001, the Competition Commission addressed the defect of the February 1998 resolution and issued a new resolution with the same terms in which it concluded that we are a dominant carrier in the same five markets. This resolution was affirmed by the Competition Commission following an appeal, and in September 2001, we commenced constitutional proceedings in the Mexican federal courts challenging the validity of this new resolution. In July 2003, a Mexican federal court held that certain aspects of the Competition Commission's second dominant carrier resolution were invalid, although the Competition Commission sought further review. In April 2004, a Mexican federal court decided in favor of our constitutional challenge to the resolution and declared the resolution invalid. In September 2004, the Competition Commission issued additional resolutions in which it again concluded that we are a dominant carrier, and in October 2004, we again commenced constitutional proceedings in the Mexican federal courts challenging the validity of the new resolutions. We cannot predict whether our constitutional challenge will be successful or, if it is successful, whether the Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier resolutions or regulations that were nullified.

Rates

The General Communications Law, the Federal Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession.

Under the Concession, our rates in any period for basic telephone services, including installation, monthly rent, measured local service and long distance service, are subject to a ceiling on the price of a "basket" of such services weighted to reflect the volume of each service provided by us during the preceding period. There is also a price floor based on our average long-run incremental cost. Within this aggregate price cap, we are free to determine the structure of our own rates. We must register our rates with Cofetel before they may take effect.

The price cap varies directly with the Mexican National Consumer Price Index, permitting us to raise nominal rates to keep pace with inflation, subject to consultation with the Communications Ministry. Since the beginning of 2001, we have not raised our nominal rates. Under the Concession, the price cap is also adjusted downward periodically to pass on the benefits of increased productivity to our customers. The Concession fixed the adjustment for 1998 and 1999 at 0.74% per quarter in nominal terms, and requires the Communications Ministry to set a new periodic adjustment for every four-year period to permit us to maintain an internal rate of return equal to our weighted average cost of capital. The Communications Ministry fixed the adjustment per quarter in nominal terms at 1.11% for 1999-2002 and at 0.74% for 2003-2006. During 2006, the Communications Ministry will determine the adjustment for 2007-2010.

For services extending beyond basic telephone service, under the Concession we are permitted to set our prices free of rate regulation. These services include data transmission, directory services and services based on digital technology, such as caller ID, call waiting, speed calling, automatic redialing, three-way calling and call forwarding. We are required to register the rates of value-added services on an annual basis.

Competition

The Telecommunications Regulations and the Concession contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by us under the Concession. There are currently 14 competing long distance carriers operating in Mexico and concessions have been granted to a total of 33 long distance companies, all of which also

have concessions for international long distance services. As of February 28, 2006, there were 20 fixed-line local operators that have been granted licenses, primarily in Mexico City, Guadalajara, Monterrey, Puebla and other large and medium-sized cities. See —*Mexican Operations—Competition*. Concessions are not required to operate certain private local telecommunications networks or to provide value-added services, although other authorizations may be required.

On August 12, 2005, Mexico adopted regulations permitting resale of domestic and outgoing international long distance services. We expect that in the future the authorization of resale of domestic and outgoing international long distance services will put downward pressure on the prices we charge our customers for those services.

In 2003, the Communications Ministry expanded the concessions granted to cable television operators to permit them to provide bidirectional transmission of data. In addition, in 2004, the Communications Ministry began to permit cable operators to provide signal-transmission services to local fixed-line operators and data and broadband Internet services to the Mexican public. Our Concession permits us to distribute, with prior authorization, television signals through our network to companies authorized to provide television services to the public, but we are not allowed to hold a concession to provide television signals to end users.

Some operators are offering VoIP services, although the application of current regulations to these services is unclear. In addition, some operators are using VoIP to bypass our network.

With respect to international long distance services, Cofetel rules cover matters such as international interconnection and mechanisms for routing calls into and out of Mexico. Currently, international traffic must be carried by Mexican concessionaires and through authorized international gateways consistent with Cofetel's international long distance rules.

The competitive environment in the Mexican telecommunications market has been the subject of controversy and of attention from Mexican regulators and from abroad. In particular, the Competition Commission has determined that we are a dominant provider of certain telecommunications services, though our appeal of this determination is pending. Mexican law provides for the regulatory authorities to impose additional regulations on a dominant provider. As discussed above, Cofetel has adopted specific regulations applicable to us as a dominant carrier, although these regulations were later nullified by a Mexican federal court. The Competition Commission has repeatedly ruled that we have engaged in "relative" anti-competitive practices, which are less significant violations than "absolute" anti-competitive practices and carry lower fines. Most of these resolutions have been declared null and void by federal courts or withdrawn by the Competition Commission.

In August 2000, the United States initiated a World Trade Organization dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. The allegations related to our status as a dominant telecommunications provider in Mexico and the interconnection fees and charging mechanisms for international calls.

In June 2004, the United States and Mexico announced that they had mutually agreed to resolve the dispute. Under this agreement, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of domestic and outgoing international long distance services, which were adopted in August 2005. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the changes in regulation will likely continue to affect our business and competition in the future, and in particular, that the authorization of resale of telecommunications services will put downward pressure on the prices we charge our customers for those services.

Interconnection

We are required under the Federal Telecommunications Law to permit any other long distance concessionaire to connect to our network in a manner that enables customers to choose the network by which their long distance calls are carried. Cofetel rules governing the interconnection rights and obligations of local service concessionaires require local service concessionaires to provide interconnection on a nondiscriminatory basis to any other concessionaire.

The Concession provides that other terms of interconnection, including fees, are to be negotiated between us and each other long distance carrier, and that, in the event the parties are unable to agree, the Communications Ministry may impose terms on us and the other carriers. We were unable to agree with our competitors on interconnection rates for 1997 through 2000, and accordingly Cofetel imposed rates. The interconnection fees imposed by Cofetel were the subject of numerous legal challenges. We also brought proceedings contesting our obligation to renew the existing service agreements with competing carriers based on the new interconnection tariffs, on the grounds that the carriers had not honored the current agreements.

Since 2002, we have agreed with competing long distance carriers to an interconnection rate of U.S.$0.00975 per minute and per interconnection point. This rate will apply through December 31, 2006.

In Mexico, under the "calling party pays" system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. Historically, this interconnection charge applied only to local calls. A Cofetel resolution published in the Official Gazette in April 2006, however, extended this charge to long distance calls, while concurrently eliminating the fee that cellular carriers charge their customers for receiving long distance calls from fixed-line and mobile callers. This resolution is scheduled for implementation in October 2006, at which time our customers will pay higher rates for long distance.calls to mobile telephones.

NON-MEXICAN OPERATIONS

Through our subsidiaries, we provide voice, data and Internet services in Brazil, Chile, Argentina, Peru and Colombia. The revenues of our non-Mexican operations represented 23.5% of our consolidated revenues for 2005. These operations derive from our acquisition of AT&T Latin America Corp., or AT&T Latin America, in February 2004 (with operations in all five countries), Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, in April 2004, Chilesat Corp. S.A., or Chilesat, and Metrored Telecomunicaciones S.R.L., or Metrored, in June 2004 and Embratel in a series of transactions beginning in July 2004. In 2005, we acquired a non-controlling interest in Net, which we transferred to Embratel later in 2005.

The following table sets forth selected financial information for the year ended December 31, 2005 expressed in constant pesos as of December 31, 2005 and as a percentage of our total consolidated group.

	Year Ended December 31, 2005							
	(in millions of constant Mexican pesos as of December 31, 2005, except percentages)							
	Mexico		Brazil		Other Countries		Consolidated	
Revenues	P.124,669	76.5%	P.34,610	21.2%	P.3,669	2.3%	P.162,948	100.0%
Operating income	45,565	93.6	2,615	5.4	514	1.0	48,694	100.0
Assets(1)	344,439	78.4%	88,288	20.1%	6,625	1.5%	439,352	100.0%

(1) Assets include plant, property and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our audited consolidated financial statements.

Brazil

Embratel Participações

We operate in Brazil through Embratel and its subsidiaries. Of our revenues from our Brazilian operations in 2005, 62.9% was attributable to voice services, approximately 25% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local service. Data services include data and Internet services. Other services include the transmission of television and radio, telex and mobile satellite communications services.

We own 97.3% of the voting stock and 45.4% of the non-voting stock of Embratel (72.3% of the total capital stock) as a result of a series of transactions in 2004 and 2005. In July 2004, we purchased 51.8% of the voting stock of Embratel from MCI for a cash purchase price of P.4,656 million (U.S.$400 million). We purchased additional voting stock through a tender offer in December 2004 and both voting and non-voting stock in 2005 in Embratel's approximately U.S.$700 million capital increase.

In October 2005, we transferred to Embratel 100% of the capital stock of Telmex do Brasil and our 37.1% interest in Net in exchange for new voting stock of Embratel valued at approximately P.4,494 million (U.S.$432.4 million) (based on the Bank of Brazil's commercial selling rate of 2.2623 for *real*/U.S. dollar exchanges on the date of transfer), increasing our ownership of the voting stock of Embratel to 97.3% and our ownership of the total capital stock of Embratel to 72.3%. In May and June 2006, Embratel increased its investment in Net to 43.0%. See *—Investment in Net.*

On May 8, 2006, we announced a cash tender offer for the 272,534 million outstanding publicly held common and preferred shares of Embratel. The price will be 6.95 Brazilian *reais* per 1,000 shares, plus indexation, for both common shares and preferred shares. The commencement of the tender offer is subject to registration by the Brazilian Securities and Exchange Commission (*Commissão de Valores*

Mobiliários, or CVM), the Brazilian stock exchange regulator. We will commence the offer by publishing a Notice of Tender Offer (*edital*) in Brazil after the CVM approves the registration of the tender offer.

Through its subsidiaries, Embratel is one of the leading providers of communications services in Brazil. Of its total revenues in 2005, approximately 62% were derived from corporate customers and the remainder from residential customers. Its principal service offerings include domestic and international long distance, data communications, local and other services. Through its high-speed data network, it offers a broad array of products and services to a substantial number of Brazil's 500 largest corporations. Telmex do Brasil provides telecommunications services to corporate customers in Brazil's largest cities including Rio de Janeiro and São Paulo, complementing Embratel's other business in those cities.

The Brazilian domestic and international long distance markets are increasingly open to full competition. Competitors have gained market share at Embratel's expense and are placing pressure on its prices and competing with it for desirable customers in its long distance and data businesses. In response to these competitive pressures, Embratel is pursuing a marketing strategy to attract and retain customers and develop its customer base. Embratel is promoting price clarity and attractive pricing.

Embratel was founded in 1965 and later became the long distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, which were then privatized, including one holding company, Embratel, for the domestic and international long distance operator. After the opening up of the Brazilian local service market, Embratel began providing local telephone services in 2002. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, wireless local loop, local service and broadband data operators with operations in São Paulo and 16 other Brazilian states. In November 2005, Embratel bolstered its offerings of value-added services such as net integration and outsourcing through its acquisition by its principal operating subsidiary of 100% of the capital stock of PrimeSys Soluções Empresariais S.A., or PrimeSys, for R$251 million (approximately P.1,148.4 million).

Through its subsidiary Star One, Embratel is also Brazil's leading provider of satellite services, with applications including broadcasting, broadband data and telephony. Star One currently has four satellites in orbit, which cover the entire territory of Brazil as well as Argentina, Uruguay and Paraguay. Embratel expects to replace one of its satellites in the first quarter of 2007 with a new satellite that will also provide coverage over South America, as well as part of Florida. Embratel expects to replace another of its satellites by mid-2007 with a new satellite that will provide coverage over South America, Mexico, the west coast of the United States and part of Florida.

Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services, and packet-switched data communications in asynchronous transfer mode, or ATM, and frame relay networks for data and Internet services. The domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

The network of Telmex do Brasil, a subsidiary of Embratel, extends to seven major cities in Brazil and has points of presence, or POPs, for data and voice services in two other cities. POPs are nodes that are extensions of a network that permit access to customers in cities where a provider does not have metropolitan networks. The network is based on fiber optic cable and, like Embratel's, uses primarily ATM transport technology.

Investment in Net

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. As of December 31, 2005, Net had approximately 1.5 million connected cable television subscribers and 366.5 thousand subscribers to its high-speed cable modem Internet access service. Net had total revenues of U.S.$660.7 million (P.7,076.7 million) and net income of U.S.$56.4 million (P.604.1 million) during 2005.

In 2005, pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo), we acquired (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a special-purpose company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB. The total cost of these transactions was U.S.$313 million (P.3,352.2 million), and our resulting total direct and indirect equity interest in Net was 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we owned directly in Net).

In October 2005, we transferred our interest in Net to Embratel for new voting stock of Embratel valued at approximately P.3,630 million (U.S.$349.3 million) on the date of transfer (based on the Bank of Brazil's commercial selling rate of 2.2623 for *real*/U.S. dollar exchanges on that date). In May 2006, Embratel acquired, in exchange for R$240.9 million, an additional 5.1% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries. In addition, in May 2006, in exchange for R$65.1 million, Embratel acquired the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net in a capital increase. Embratel exercised these rights in June 2006, thereby increasing its total direct and indirect equity interest in Net to 43.0%.

Under current Brazilian law governing cable operators, because Embratel is not controlled by Brazilian persons, Embratel is not permitted to control Net. Globo owns a majority of the voting interests in GB, which owns a majority of the voting shares of Net. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

Regulation

The Brazilian Telecommunications Law (*Lei Geral das Telecomunicações Brasileiras*) provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel is Anatel.

Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or an authorization. Concessions are granted for services in the public regime and authorizations are granted for services in the private regime.

Embratel's concession for the provision of long distance service was renewed on December 22, 2005 and will expire on December 31, 2025. The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, Embratel is required to pay a fee every two years equal to 2% of annual net revenues from the provision of long distance services in the prior year (excluding taxes and social contributions). This requirement will last throughout the 20-year renewal period.

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

After the privatization of the Brazilian telecommunications system, authorizations were granted to new competitors wishing to offer switched fixed telephone services in the private regime, including local, intra-regional long distance, inter-regional long distance and international long distance services. Providers granted authorizations are not subject to the same obligations concerning network expansion (universal service obligations) and continuity of service as those applicable to concessionaires providing switched fixed telephone services in the public regime, although individual authorizations may contain certain related obligations. There are no limitations on the number of authorizations that may be granted. In July 2002, Telmex do Brasil obtained authorizations to provide local switched fixed telephone services and domestic and international multimedia communications services, which allow it to provide facilities-based voice services. The switched fixed telephone license for local service includes the seven largest business centers in the country.

In May 2005, Anatel consolidated the authorizations to provide local switched fixed telephone services held by Embratel and Telmex do Brasil. In August 2005, pursuant to requirements of Anatel, Embratel eliminated all overlapping service areas with its subsidiaries, including Telmex do Brasil.

Embratel's concession establishes a mechanism of annual rate adjustment, based on rate baskets and an adjustment for inflation. Anatel defines rate baskets for local, intra-regional long distance, inter-regional long distance and international long distance services. While the weighted percentage increase for the entire basket is capped by Anatel, tariffs for individual services within the basket may be increased at Embratel's discretion. Because Telmex do Brasil operates under an authorization granted by Anatel and not a concession, the rates it charges its customers are not regulated by Anatel.

Competition

The strongest operators in Brazil's telecommunications market are the companies that were broken off from Telebrás, the former government-owned telephone company, upon its privatization, Telefónica, Brasil Telecom and Telemar. Following the privatization of Telebrás, three "mirror companies" were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper and Vésper São Paulo, two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. Intelig holds a mirror license for the provision of domestic and international long distance service, in competition with Embratel.

Since 2002, the Brazilian federal government has been authorized to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Embratel's principal competitors vary by region and type of service. In northern and eastern Brazil, Embratel competes with Telemar and CTBC Telecom for local services and Telemar and Intelig for long distance services. In São Paulo, Embratel competes with Telefónica for local services and Telefónica and Intelig for long distance services. In southern and western Brazil, Embratel competes with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services.

Chile

In February 2004, we acquired substantially all of the assets of AT&T Latin America including those of AT&T Chile Holding S.A., which was renamed Telmex Chile Holding S.A., or Telmex Chile. In April 2004, we acquired an approximately 40% interest in Chilesat for P.612 million (U.S.$47 million) from Redes Ópticas, S.A. and Redes Ópticas (Cayman) Corp., entities owned by Southern Cross Latin American Private Equity Fund L.P. and GE Capital Equity Investments, Ltd. Pursuant to a cash tender offer required by Chilean law, in June 2004 we purchased an additional 59.3%, increasing our ownership of Chilesat to 99.3%. We changed the name of Chilesat to Telmex Corp. S.A., or Telmex Corp. In 2004, we integrated the operations of Telmex Corp. and Telmex Chile. In April 2005, Telmex Corp. was delisted from the New York Stock Exchange.

To corporate customers, we provide long distance service, local service, private long distance networks, virtual private networks, Internet services and other value-added services, as well as video and audio satellite links for broadcasting corporations. For residential customers, we are focusing on long distance and Internet services, including value-added services with the goal of increasing our overall profitability. Our multi-service platform, IP/MPLS, allows us to provide integrated voice, data and video services, along with Next Generation VoIP services.

Our fiber optic network covers more than 4,200 kilometers of the continental territory of Chile from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. In 2002, in order to cover the segment between Valdivia and Puerto Montt, a capacity exchange was carried out with Telefónica del Sur S.A. In the southern regions of the country and Isla de Pascua, we use a satellite platform. We also own and operate metropolitan fiber networks covering Santiago and Chile's other major cities.

Our fiber optic network in Santiago is arranged in a ring structure, the total length of which is 1,200 kilometers, and which is distributed through 23 nodes located in the primary industrial and commercial districts in Santiago. In 2005, we introduced the first commercial 10 gigabit Metro Ethernet network in Santiago, which enables our network to offer integrated Internet Protocol, or IP, services to the corporate market. Our 10 gigabit Metro Ethernet network provides data transmission over a secure virtual private network that allows our customers to vary on demand the amount of bandwidth they require, from 10 Kbps to 10 Gbps, on specific days or at specific times of the day.

Of our revenues from Chilean operations in 2005, almost two-thirds were attributable to voice services, with revenues from local voice services increasing over 200% from 2004, approximately one-third was attributable to data and Internet services and the remainder was attributable to other services. In 2005, Telmex Corp. and Telmex Chile together had a market share of 30.9% in the national long distance market and a market share of 16.5% in the international long distance market.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications, which acts primarily through the Undersecretary of Telecommunications, or SUBTEL. We hold licenses to provide local, domestic and international long distance service, data services and value-added services.

In December 2005, SUBTEL assigned through a public bidding process a nationwide wireless local public telephone license in the 3.4-3.6 GHz frequency band to Telmex Servicios Empresariales. This license will allow Telmex to offer integrated Next Generation IP services on a broader basis to small and medium-sized businesses in Chile. One of our competitors, Telefónica CTC Chile, has appealed this assignment, and this appeal is pending.

We face strong competition in all of our business segments and we compete with Telefónica CTC Chile, the ultimate parent of which is Telefónica S.A., Entel S.A. and five other carriers. This competition has mainly been vigorous in the corporate telecommunications market and in the international and national long distance public markets since implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal access basis. We, Entel and other similar companies compete on an equal access basis in the national long distance and international long distance Chilean market.

Argentina

Techtel, Telmex Argentina S.A. and Metrored are our three Argentine subsidiaries. They provide data, Internet and local and long distance voice services to corporate and residential customers in Argentina. Metrored operates fiber optic rings in metropolitan areas that provide "last-mile" access to reach our customers, and through its two data centers also offers data administration and hosting, among other services.

In April 2004, we acquired an 80% indirect interest in Techtel in two separate purchases. We acquired a 20% interest from an affiliate of Techint Compañía Técnica Internacional S.A.C.I., or Techint, one of Argentina's largest industrial groups, for P.291 million (U.S.$25 million). We subsequently acquired a 60% interest from América Móvil, on the same pricing terms, for P.873 million (U.S.$75 million). In June 2004, we acquired all of the assets of Metrored for P.157.6 million (U.S.$13.5 million).

In June 2004, we capitalized Techtel with P.254.5 million (U.S.$21.8 million) to repay debt of Techtel and we indirectly capitalized Techtel's Uruguayan subsidiary Telstar, S.A. in the amount of P.51.4 million (U.S.$4.4 million) to acquire telephone equipment, increasing our ownership of Techtel by 3.4%. After the capitalization, the Techint affiliate continued to hold the remaining 16.6% indirect interest in Techtel. Pursuant to an agreement with the Techint affiliate, on June 23, 2005, we exercised our right to acquire an additional interest in Techtel of approximately 10% for which we paid P.166 million (U.S.$15 million), increasing our ownership to 93.4%. In December 2005, pursuant to a further agreement with the Techint affiliate, we exercised our right to acquire the Techint affiliate's remaining 6.6% indirect interest in Techtel for P.108 million (U.S.$10 million), thereby increasing our ownership of Techtel to 100%.

In December 2005, we organized our Argentine operations under one holding company called Metrored Holdings S.R.L., or Metrored Holdings. Metrored Holdings owns 98% of Techtel, 98% of Telmex Argentina, 89.5% of Metrored and 100% of Telstar.

Techtel operates a local multipoint distribution service, or LMDS, and fiber optic network in Argentina, providing voice, data and video transfer services and other related telecommunications services. LMDS is a wireless broadband technology that uses radio signals to transmit voice, video and data. Techtel is currently developing a new wireless network in the 3.3 GHz frequency band to provide wireless telecommunications services to small and medium-sized businesses.

Techtel began providing long distance fixed-line voice services and call center support in December 2000 and launched local fixed-line voice services in August 2001. In June 2004, we acquired a controlling interest in Metrored, which has one of the largest fiber optic networks in Buenos Aires. In 2005, Metrored established an international information center that monitors the services provided by us to our international customers located throughout South America.

We have a fiber optic network of over 4,000 km that covers 22 cities in Argentina and reaches approximately 68% of its population. Our voice network covers approximately 61 cities. In 2005, we completed a national IP/MPLS platform infrastructure, and implemented Next Generation SDH and DWDM technologies including next generation cross-connect devices.

Of our revenues from our Argentine operations in 2005, 53% was attributable to voice services, approximately 35% was attributable to data services and the remainder was attributable to other services.

We hold licenses to provide local, domestic and international long distance telephone service, public telephony, data services, value-added services and video conferencing.

Peru

Through Telmex Perú.S.A., we provide domestic and international long distance services, public telephones, and data, Internet and hosting services to corporate and residential customers in Peru through a fiber optic network. Revenues of our Peruvian operations for the full year 2005 were P.593 million, of which nearly 65.4% was attributable to voice services, approximately 31.5% was attributable to data services and the remainder was attributable to other services.

The main regulatory agency of the Peruvian telecommunications sector is the Ministry of Transportation and Communication. Telmex Perú holds concessions to provide local, domestic and international long distance service. Telmex Perú acquired the right to provide telecommunications services in the 3.5 GHz frequency band in eight Peruvian provinces in 2005 and in Lima and Callao in 2006. Our main competitor in fixed local telephony services, public telephone services, data services and Internet services is Telefónica del Perú, S.A., and in long distance telephony services our main competitors are Americatel Perú S.A., a Telecom Italia Group affiliate, and Telefónica del Perú.

During 2005, we launched the Redes Privadas IP Multiservicios international network, a multi-service platform that allows us to provide multinational corporate customers with integrated voice, data and video services, along with Next Generation VoIP, and we finished installation of the Redes Privadas IP Multiservicios domestic network.

Colombia

Through Telmex Colombia S.A., we provide data and Internet services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network. Of our revenues from our Colombian operations for 2005, over 90% was attributable to data and Internet services and the remainder was attributable to other services. We hold licenses to provide local, domestic and international long distance service, mobile telephone service, data services, value-added services and video conferencing.

In 2005, we installed a new fiber optic network in the 16 principal cities of Colombia, and we moved 75% of our customers in these cities to the new network. The new fiber optic network provides enhanced services and increased network access for our customers. Also in 2005, we implemented DWDM technology in Bogota, Cali, Medellin, Pereira, Neiva and Ibague, and we increased the capacity of our multi-service IP/MPLS platform infrastructure to enhance our service offerings. In 2005, we had an increase in customers of approximately 105% compared with 2004.

United States

In April 2003, the U.S. Federal Communications Commission, or FCC, granted our U.S. subsidiary, Telmex USA, L.L.C., or Telmex USA, a facilities-based authorization that permits Telmex USA to install and operate telecommunications facilities in the United States. Telmex USA also holds an FCC authorization to resell long distance services in the United States. As a result of our acquisition of the assets of AT&T Latin America and of Embratel, we hold two additional facilities-based and resale-based authorizations.

Acquisition of Interest in 2Wire

In January 2006, together with Alcatel and SBC International, Inc., or SBC International, a subsidiary of AT&T Inc., we acquired an aggregate 51% interest in the capital stock of 2Wire. 2Wire is an equipment and services supplier for broadband networking that develops integrated solutions to deliver broadband service and content throughout the home or small office. 2Wire also offers service providers with a platform to deliver and manage Internet, telephony, entertainment and other enhanced broadband application services. We acquired an approximate 18.5% interest in 2Wire for approximately U.S.$88 million. SBC International also paid us approximately U.S.$26 million for the right to acquire from us an approximate 5.5% interest in 2Wire in the future upon satisfaction of certain conditions, which would decrease our ownership to approximately 13%.

Investment in Compañía Anónima Nacional Teléfonos de Venezuela

In April 2006, we announced that América Móvil and we had together entered into an agreement with Verizon Communications, Inc., or Verizon, to acquire through an equally-owned joint venture Verizon's 28.5% equity interest in Compañía Anónima Nacional Teléfonos de Venezuela, or CANTV, for an aggregate cash purchase price of U.S.$676.6 million in cash. As required by Venezuelan law, following the closing of our acquisition of Verizon's equity interest in CANTV, we and América Móvil will offer to purchase the remaining outstanding shares of CANTV from all holders of shares at the price per share paid to Verizon and the remaining ADSs of CANTV at the price per ADS paid to Verizon. Both the direct purchase and tender offer are subject to regulatory approvals and other conditions.

CAPITAL EXPENDITURES

The following table sets forth, in constant pesos as of December 31, 2005, our capital expenditures, before retirements, for each year in the three-year period ended December 31, 2005:

	Year ended December 31,		
	2005	2004	2003
	(in millions of constant pesos as of December 31, 2005)		
Data, connectivity and transmission network	P. 9,320	P. 3,809	P. 3,684
Internal plant	5,263	8,648	1,693
Outside plant	5,116	5,537	2,674
Systems	1,069	867	718
Other	2,671	2,192	2,316
Total capital expenditures	P. 23,439	P. 21,053	P. 11,085

Our capital expenditures increased by 11.3% in 2005 due to an increase in our investments in Mexico and the inclusion of the investments made by our non-Mexican subsidiaries, especially Embratel.

In 2005, our consolidated capital expenditures totaled P.23.4 billion (U.S.$2.1 billion). Of our consolidated capital expenditures, our Mexican operations represented 65.5% (P.15.4 billion or U.S.$1.4 billion), Embratel represented 28.1% (P.6,590 million or U.S.$593 million) and the remainder of our Latin American operations represented 6.4% (P.1,490 million or U.S.$134 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.23.2 billion (U.S.$2.1 billion) for the year 2006, including P.15.1 billion (U.S.$1.4 billion) in Mexico, P.6,377 million (U.S.$583 million) in Brazil, which includes P.2,569 million (U.S.$235 million) for investment in satellites, and P.1,663 million (U.S.$152 million) for our other operations in Argentina, Chile, Peru and Colombia. Budgeted capital expenditures for 2006 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

OTHER MATTERS

Investments

General

We occasionally make investments and joint ventures in telecommunications-related businesses within and outside Mexico. In 2005, we made investments totaling P.3,782 million (U.S.$326.3 million) to acquire a 37.1% equity interest in Net, which we later transferred to Embratel in exchange for new common shares of Embratel. We also invest in publicly traded equity securities of companies in technology and communications businesses. Our marketable securities are carried at market value, and gains and losses are recognized in our statement of income.

MCI, Inc.

Through a wholly owned subsidiary, we invested in approximately 25.6 million shares of common stock of MCI, which represented approximately 8.1% of MCI's outstanding common stock. Other parties that may be deemed to be under common control with us held an additional interest of approximately 5.7% of MCI's outstanding common stock.

In April 2005, we and certain parties related to us entered into an agreement with Verizon and certain of its subsidiaries to sell to Verizon and certain of its subsidiaries our entire interest in common shares of MCI for a cash purchase price of U.S.$25.72 per share. We received approximately U.S.$660 million (P.7,827 million) for our 25.6 million MCI shares in May 2005. We recognized a gain of P.501.4 million as a result of the sale of these shares.

Property, Plants and Equipment

We have transmission facilities, exchanges, outside plant and commercial and administrative offices throughout Mexico. We own most of the locations of our exchanges and offices and lease other locations. We hold a small number of operating properties under financial leases, but the aggregate amount of such financing is not material to our operations as a whole. We carry casualty insurance against loss or damage to buildings, equipment contained in buildings and outside plant, including our fiber optic network. Outside Mexico, we hold additional facilities and offices in Brazil, Chile, Argentina, Peru and Colombia.

We have purchased equipment from a variety of suppliers, and there are sufficient alternative sources of equipment so that interruption of any source would be unlikely to cause a significant disturbance to our operations or our investment plan.

The Telmex Foundation

Since 1996, we have sponsored a philanthropic foundation called Fundación Telmex, A.C., or the Telmex Foundation, which is active in the charitable areas of education, health, justice and culture. We do not consolidate the Telmex Foundation in our financial statements. We contributed P.597 million in 2001. We did not contribute to the Telmex Foundation in 2002 through 2005, and do not expect to contribute to the Telmex Foundation in 2006. The assets of the Telmex Foundation are devoted only to its charitable activities, and our contributions are deductible for purposes of the Mexican Income Tax Law.

During 2005, the Telmex Foundation provided over 15,733 scholarships, donated over 1,924 personal computers and over 1,155 printers, and provided approximately 10,000 eyeglasses for children. The Telmex Foundation also works in conjunction with the Mexican government's health agencies in providing specialized health care to people in remote areas through a surgery program that funded treatment for over 32,357 patients in 2005. The Telmex Foundation also works to increase participation in organ donor registries. In cooperation with non-governmental organizations, the Telmex Foundation provided assistance to nearly 4,340 persons charged with minor crimes whose lack of financial resources prevented them from otherwise posting bail during 2005.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included in this Annual Report.

Our consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us; a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity; and a condensed statement of cash flows under U.S. GAAP.

Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular:

- nonmonetary assets (excluding plant, property and equipment of non-Mexican origin) and stockholders' equity are restated for inflation based on the Mexican National Consumer Price Index;
- plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;
- gains and losses in purchasing power from holding monetary assets and liabilities are recognized in income; and
- all financial statements are restated in constant pesos as of December 31, 2005.

We have not reversed the effect of inflation accounting under Mexican GAAP in the reconciliation to U.S. GAAP of our net income and stockholders' equity, except with respect to the methodology for restatement of plant, property and equipment of non-Mexican origin. See Note 19 to our audited consolidated financial statements.

Overview

Our financial statements are presented in constant pesos, so all financial information is restated in pesos with purchasing power as of December 31, 2005. We refer to constant-peso figures as being "real," as opposed to "nominal." If nominal revenues or income do not increase by at least the rate of inflation, they decrease in real terms.

In 2004, as a part of our strategy for growth, we acquired operations in Brazil and four other countries in Latin America where we now offer voice, data and Internet services, among other services. Total revenues grew 12.6% in 2005, primarily because of these acquisitions. Revenues from our new non-Mexican operations represented 23.5% of total revenues in 2005.

In Mexico, our revenues decreased by 2.9% in 2005 due to lower real rates. We have not raised our nominal rates since 2001, and we have given discounts for some domestic long distance and connectivity services, so in real terms our prices continue to fall. The number of lines in service has continued to grow, but average revenue per line has declined, partly because we have added new customers who have less disposable income and make less use of their lines.

Competition and changing technologies have had extensive effects on our financial performance, and it is difficult to predict their future impact. We expect continued pressure on prices for long distance

services. In local service, the rapid growth in mobile telecommunications has made them the principal competitor for local networks. In addition, local service faces competition from other means of communication such as private circuits and the Internet, including VoIP, a technology that transmits ordinary telephone calls over the Internet. The number of our broadband subscribers grew by 84.4% in 2005 and we expect that it will continue to grow and to affect usage of other services. Revenues from voice services (including local, long distance and interconnection) represented 77.9% of our consolidated 2005 revenues while revenues from corporate networks and Internet services represented 18.1% but were growing at a much faster pace.

Faced with uncertain potential for growth in revenues and operating income in the Mexican market, we have worked to control costs while integrating the non-Mexican businesses we acquired in 2004. The consolidation of these businesses increased our revenues and operating income in 2005, but decreased our overall operating margin. Our consolidated operating margin was 29.9% in 2005 and 30.9% in 2004, while the operating margin of our Mexican operations was 36.5% in 2005 and 34.7% in 2004. We expect that the results of our non-Mexican subsidiaries will improve in upcoming years as we implement our management policies at these subsidiaries. We frequently review possible acquisitions or other investments, with a focus on the telecommunications sector and especially the Latin American telecommunications sector, which could require the commitment of capital resources in addition to our budgeted capital resources. We may make further acquisitions that may increase the diversification of our business outside Mexico.

Our future results may be affected significantly by the general economic and financial conditions in the countries where we operate, including levels of economic growth, devaluation of the local currency, inflation or high interest rates. Our performance may also be affected by new acquisitions and other investments. Exchange rate variations on our U.S. dollar-denominated indebtedness, and the effect of inflation on our net monetary liabilities, contribute to the volatility of our comprehensive financing cost.

Effects of Recent Acquisitions

In 2004, we acquired Techtel, Chilesat, Metrored, a majority of the voting stock of Embratel and substantially all of the assets of AT&T Latin America. The consolidation of these companies affects the comparability of our 2005 results to our 2004 results, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004. In 2005, we acquired a 37.1% equity interest in Net.

Our consolidated financial statements reflect the consolidation of these companies as follows:

- Telmex Argentina, Telmex do Brasil, Telmex Chile, Telmex Colombia and Telmex Perú (holding the assets of AT&T Latin America in each respective country) (from March 1, 2004),
- Techtel (from May 1, 2004),
- Metrored (from July 1, 2004),
- Chilesat, now Telmex Corp. (from July 1, 2004),
- Embratel (from August 1, 2004) and
- PrimeSys (from December 1, 2005).

We account for Net in our consolidated financial statements using the equity method.

Summary of Operating Income and Net Income

In the table below we set forth our operating revenues, operating costs and expenses and operating income (each expressed as a percentage of total operating revenues), as well as our comprehensive financing cost, provisions, equity in results of affiliates, minority interest and net income for each of the years in the three-year period ended December 31, 2005.

	Year ended December 31,					
	2005		2004		2003	
	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)	(millions of pesos)	(percentage of operating revenues)
Operating revenues						
Local service	P. 58,464	35.9%	P. 58,850	40.7%	P. 58,554	45.4%
Domestic long distance service	36,941	22.6	25,723	17.8	19,445	15.1
International long distance service	13,171	8.1	12,292	8.5	11,366	8.8
Interconnection service	18,394	11.3	19,853	13.7	19,092	14.8
Corporate networks	18,420	11.3	13,713	9.5	9,273	7.2
Internet	11,067	6.8	8,078	5.6	5,560	4.3
Other	6,491	4.0	6,168	4.2	5,665	4.4
Total operating revenues	162,948	100.0	144,677	100.0	128,955	100.0
Operating costs and expenses:						
Cost of sales and services	33,858	20.8	32,466	22.5	31,243	24.2
Commercial, administrative and general	27,398	16.8	23,182	16.0	18,806	14.6
Interconnection and transport	28,582	17.5	20,603	14.2	13,499	10.5
Depreciation and amortization	24,416	15.0	23,711	16.4	22,492	17.4
Total operating costs and expenses	114,254	70.1	99,962	69.1	86,040	66.7
Operating income	48,694	29.9%	44,715	30.9%	42,915	33.3%
Comprehensive financing cost:						
Interest income	(3,810)		(3,080)		(3,249)	
Interest expense	7,339		6,196		6,004	
Exchange loss, net	3,787		(27)		3,405	
Monetary gain, net	(1,980)		(2,945)		(1,796)	
	5,336		144		4,364	
Income before income tax and employee profit sharing	43,358		44,571		38,551	
Provisions for:						
Income tax	11,561		12,774		11,146	
Employee profit sharing	2,863		2,916		2,810	
	14,424		15,690		13,956	
Income before equity in results of affiliates	28,934		28,881		24,595	
Equity in results of affiliates	65		(119)		(194)	
Net income	28,999		28,762		24,401	
Distribution of net income:						
Majority interest	28,180		28,412		24,401	
Minority interest	819		350		—	
	P. 28,999		P. 28,762		P. 24,401	

Revenues

Total revenues in 2005 were P.162,948 million, an increase of 12.6% over 2004, due primarily to the consolidation of our non-Mexican operations. In 2005, the portion of revenues attributable to our Mexican operations was 76.5% and the portion attributable to our non-Mexican operations was 23.5%. Of our total revenues in 2005, 77.9% was attributable to voice services, which includes local, long distance and interconnection services, and 18.1% was attributable to corporate networks and Internet services. We expect that voice services will represent a smaller portion of total revenues in 2006 as a result of greater growth in corporate networks and Internet services.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges, monthly fees for digital service and monthly measured service charges based on the number of calls. These revenues depend on the number of lines in service, the number of new lines installed and the volume of calls. In Mexico, measured service charges are due from residential customers only for the number of local calls exceeding a specified monthly allotment. Accordingly, revenues from local service for residential customers do not depend solely on usage volume. Operating revenues from local service also include miscellaneous charges, such as fees paid by long distance carriers related to certain costs of modifying our network to accommodate interconnection and fees for reconnecting customers.

Revenues from local service decreased by 0.7% in 2005 and increased by 0.5% in 2004. The decrease in 2005 was primarily due to the decrease in revenues from local service from our Mexican operations, which was P.55,802 million in 2005 compared to P.57,892 million in 2004, partly offset by the increase in local service revenues of Embratel. Without the local service revenues of Embratel, revenues from local service would have decreased by 3.6% in 2005, due to lower real rates resulting from inflation, as our nominal rates remained unchanged for the fifth year, and a decrease in local traffic, reflecting the effects of competition from wireless and Internet service providers. These effects were partly offset by the higher penetration of digital services, growth of voicemail and an increase in the number of lines in service. The proportion of lines with at least one digital service (such as call waiting, caller ID, voicemail, three-way calling and call forwarding) rose to 41.4% in 2005, compared with 38.2% in 2004 and 35.0% in 2003. Revenues per line decreased to P.276.27 in 2005 from P.312.37 in 2004.

The increase in revenues from local service in 2004 was primarily due to the consolidation in August 2004 of the local service revenues of Embratel. Without the local service revenues of Embratel, revenues from local service would have decreased by 1.1% in 2004, as total local traffic in Mexico increased by only 0.6%.

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) amounts earned from our customers and (b) amounts earned from other telecommunications operators for terminating their domestic long distance calls made to our customers. The amount of operating revenues from domestic long distance service depends on rates and traffic volume. Domestic long distance revenues increased by 43.6% in 2005 and by 32.3% in 2004. The increases in 2005 and 2004 were primarily due to the consolidation of long distance revenues amounting to P.19,426 million in 2005 and P.7,931 in 2004 from Embratel and other subsidiaries outside Mexico. With respect to our Mexican operations, although billed minutes increased by 6.9% to 17,853 million in 2005 from 16,700 million in 2004, domestic long distance revenues declined by 1.6% due to lower real rates and customer discounts. In 2004, revenues from domestic long distance services decreased due to lower real rates, partly offset by increased traffic. The number of billed minutes increased by 8.6% to 16,700 million in 2004 from 15,376 million in 2003.

International Long Distance Revenues

Operating revenues from international long distance service consist of (a) amounts earned from our customers and (b) amounts earned from foreign telecommunications carriers for terminating international calls. The amount of operating revenues from international long distance service depends on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We report international long distance revenues gross of the settlement amounts payable to foreign carriers, which are recorded in cost of sales and services. In 2005, the contribution of settlements from foreign carriers represented 2.0% of our consolidated revenues and 25.3% of our international long distance revenues. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues increased by 7.2% in 2005 and by 8.1% in 2004. The increase in 2005 was due to the consolidation of international long distance revenues amounting to P.3,400 million from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 8.1% in 2005 due to lower international settlement rates, a one-time settlement payment of P.279 million that Telmex received from international operators in 2004, lower real rates and customer discounts, partly offset by an increase in traffic. Outgoing billed minutes grew by 6.8%, while incoming billed minutes grew by 15.6%.

The increase in 2004 was due to the consolidation of international long distance revenues amounting to P.1,662 million from Embratel and other subsidiaries outside Mexico. Without this revenue, there would have been a decrease in revenue of 6.5% in 2004 due to lower real rates and customer discounts, partly offset by a large increase in traffic.

Revenues from Interconnection

Revenues from interconnection represent fees for connection with our network of fixed-to-mobile, mobile-to-fixed and long distance calls. In Mexico, under the "calling party pays" system, our fixed-line customers pay us an interconnection charge when they call a mobile telephone, and we pay 76% of that amount to the mobile carrier that completes the call. We recognize the amount the customer pays us under interconnection revenue, and we recognize the amount we pay to the mobile carrier under interconnection cost. For our Mexican operations, revenue from fixed-to-mobile calls represented 89.0% of interconnection revenues in 2005, and revenues from competing local and long distance carriers represented 8.2% of interconnection revenues in 2005. The balance of interconnection revenues represents payments from cellular carriers for mobile-to-fixed calls.

Revenues from interconnection decreased by 7.3% in 2005 and increased by 4.0% in 2004. Without the inclusion of revenue from non-Mexican operations, in particular Embratel, the decrease would have been 10.0%. For our Mexican operations, the decline was due to (i) a 10.9% decrease in "calling party pays" revenues due to a decrease in the "calling party pays" rate despite increased traffic and (ii) the appreciation of the peso against the U.S. dollar, which resulted in lower interconnection revenues from domestic long distance and cellular operators. The increase in 2004 was due to growth in revenue from interconnection of local, long distance and cellular operators, partly offset by a 1.1% decrease in "calling party pays" revenues.

Revenues from Corporate Networks

Revenues from corporate networks include revenues primarily from the installation and leasing of dedicated private lines and revenues from virtual private network services. Revenues from corporate networks increased by 34.3% in 2005 and by 47.9% in 2004. A large part of the increases in 2005 and 2004 was due to the consolidation of our non-Mexican operations, in particular Embratel. Without the non-Mexican operations, revenues would have increased by 3.5% in 2005 and 7.2% in 2004, in both years due to the increase in line equivalents and the expansion of our administrative networks business, partly offset by customer discounts and lower real rates.

Revenues from Internet Services

Revenues from Internet services include set-up and service fees for dial-up and broadband Internet access. Revenues from Internet services increased by 37.0% in 2005 and by 45.3% in 2004. The increases in 2005 and 2004 were due in part to the inclusion of revenue from our non-Mexican operations, in particular Embratel. Without inclusion of revenue from our non-Mexican operations, growth would have been 17.3% in 2005 and 25.0% in 2004. The increase in Mexico was due primarily to a large increase in the number of broadband (ADSL) customers, which grew by 84.4%, from 560.3 thousand at the end of 2004 to 1,033 thousand at the end of 2005. The increase in 2004 was also due to an increase in broadband customers.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, telecommunications equipment and accessories and billing and collection services offered to third parties. Other revenues increased by 5.2% in 2005 and by 8.9% in 2004. The increases in 2005 and 2004 were due to the consolidation of Embratel. For our Mexican operations, other revenues decreased by 2.4% in 2005 due to lower revenues from the sale of telecommunications materials, partly offset by the increase in sales of yellow pages advertising and billing and collection services offered to third parties. In Mexico, other revenues increased by 3.3% in 2004 due to growth in revenue from the sale of telecommunications materials and billing and collection services offered to third parties.

Operating Costs and Expenses

Cost of Sales and Services

Cost of sales and services increased by 4.3% in 2005 and by 3.9% in 2004. The increases in 2005 and 2004 were due to the consolidation of our non-Mexican operations. In 2005, cost of sales and services for our Mexican operations decreased by 4.0%, due to a one-time reduction in costs associated with computers that we resell to customers in conjunction with Internet services, lower settlement rate expenses (due to the decline in international settlement rates), lower insurance and travel expenses and lower directory production costs, partly offset by higher expenses relating to the expansion and maintenance of our outside plant and network.

In 2004, cost of sales and services for our Mexican operations decreased by 1.7%, primarily due to lower settlement rate expenses, lower pension and seniority premium expenses and lower costs for computers for resale to customers in conjunction with Internet services, partly offset by higher expenses relating to the expansion and maintenance of our outside plant and data network.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 18.2% in 2005 and by 23.3% in 2004. In 2005 and 2004, the increase was due to the inclusion of expenses from our non-Mexican operations. In 2005, for our Mexican operations, these expenses decreased by 1.4%, due mainly to lower marketing expenditures and lower costs for prepaid phone cards. In 2004, for our Mexican operations, these expenses decreased by 0.7%, due to lower expenses for pensions and lower costs for prepaid phone cards.

Interconnection and Transport

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under "calling party pays," and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where they do not have a network. Total interconnection and transport costs increased by 38.7% in 2005 and by 52.6% in 2004, in both years primarily due to the inclusion of our non-Mexican operations.

Interconnection costs for our Mexican operations decreased by 8.9% in 2005 and increased by 0.3% in 2004. The reduction in 2005 was principally due to the 10.0% decrease in the "calling party pays" rate. The increase in 2004 was due to the growth in traffic from our customers' terminating calls on the networks of other operators, especially cellular operators.

Depreciation and Amortization

Depreciation and amortization increased by 3.0% in 2005 and by 5.4% in 2004. Under Mexican GAAP, we restate imported fixed assets based on the exchange rate between the peso and the currency of the country of origin and the inflation of the country of origin. As a result, changes in exchange rates and inflation rates affect the amount of depreciation. In 2005 and 2004, the increase was due to the inclusion of our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation and amortization decreased by 9.5% in 2005 and by 7.3% in 2004, due to a decrease in the amount of our depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso.

Operating Income

In 2005, operating income increased by 8.9%, reflecting a 12.6% increase in revenues and a 14.3% increase in operating costs and expenses. Our operating margin decreased to 29.9% in 2005 from 30.9% in 2004 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2005, operating income from our Mexican operations increased by 2.1%, reflecting a 2.9% decrease in revenues and a 5.6% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 36.5% in 2005 from 34.7% in 2004, due to decreased costs and expenses, including lower depreciation.

In 2004, operating income increased by 4.2%, reflecting a 12.2% increase in revenues and a 16.2% increase in operating costs and expenses. Our operating margin decreased to 30.9% in 2004 from 33.3% in 2003 due to the consolidation of our non-Mexican operations, which had lower operating margins than our Mexican operations. In 2004, operating income from our Mexican operations increased by 4.0%, reflecting a 0.4% decrease in revenues and a 2.6% decrease in operating costs and expenses. Operating margin from our Mexican operations increased to 34.7% in 2004 from 33.3% in 2003, due to decreased operating costs and expenses, including lower depreciation.

Comprehensive Financing Cost

Under Mexican GAAP, comprehensive financing cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial proportion of our indebtedness (91.3% at December 31, 2005) is denominated in currencies other than Mexican pesos, so variation in the value of the peso affects our foreign exchange gain or loss and interest expense. Most of our financial assets are also denominated in foreign currencies.

In 2005, comprehensive financing cost was P.5,336 million as compared with P.144 million in 2004. The changes in each component were as follows:

- Interest income increased by 23.7% in 2005 and decreased by 5.2% in 2004. The increase in 2005 was due to inclusion of the interest income of Embratel, higher average interest rates in Mexico and abroad and our higher average level of interest-bearing assets. In 2004 and 2003, interest income included gains on marketable securities. Excluding these gains, interest income would have increased by 214.7% in 2004, due principally to inclusion of P.695 million of interest income of Embratel and P.239 million in dividends on shares of MCI.
- Interest expense increased by 18.4% in 2005 and by 3.2% in 2004. The increase in 2005 was due to the inclusion of the interest expense of Embratel, higher charges and costs related to swaps (P.792 million compared to P.433 million in 2004), higher average interest rates in Mexico and abroad and our higher average level of indebtedness, partly offset by a reduction in the amount paid for debt repurchases in 2005. The increase in 2004 was primarily due to the inclusion of P.1,203 million in interest expense of Embratel and a P.338 million greater premium paid for repurchases of our convertible senior debentures than in 2003. In 2003, we recognized P.1,046 million of expense related to the cancellation of our peso-denominated interest-rate swaps. Excluding the interest expense related to the cancellation of these swaps, interest expense would have increased by 25.0% in 2004.
- We recorded a net exchange loss of P.3,787 million in 2005 and a net exchange gain of P.27 million in 2004. In 2005, the net exchange loss was due to a charge of P.7,133 million for hedging contracts, partly offset by a net exchange gain of P.3,613 million due to the appreciation of the peso against the U.S. dollar at year-end by approximately 4.9%. In 2004, we had a net exchange gain of P.545 million due to the appreciation of the Brazilian *real* against the U.S. dollar, partly offset by a charge of P.518 million for hedging contracts.
- Because average monetary liabilities exceeded average monetary assets, we recognized a net gain from monetary position. The net gain in monetary position decreased by 32.8% in 2005 and increased by 64.0% in 2004. The decrease in 2005 was due to a lower inflation rate despite having a higher net monetary position compared to 2004. The net gain in monetary position increased in 2004 due to a higher net monetary position and a higher inflation rate compared to 2003.

Income Tax and Employee Profit Sharing

The statutory rate of the Mexican corporate income tax was 30.0% in 2005, 33.0% in 2004 and 34.0% in 2003. The Mexican Income Tax Law was amended in 2004 to decrease the corporate income tax rate to 29% in 2006 and 28% thereafter. Our effective rate of corporate income tax as a percentage of pre-tax profit was 26.7% in 2005, 28.7% in 2004 and 28.9% in 2003. The effective tax rate was lower in 2005 than in 2004 due to the effect of the reduction of the Mexican corporate income tax rate and the recognition in 2005 of deferred tax assets relating to provisions for employee profit sharing that, due to a

change in the Mexican Income Tax Law, may now be deducted for tax purposes. The effective tax rate was slightly lower in 2004 than in 2003 due to the effect of the reduction in the Mexican corporate income tax rate, partly offset by a decrease in comprehensive financing cost and the contribution of taxes imposed on foreign subsidiaries.

Like other Mexican companies, we are required by law to pay to our employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of our taxable income (calculated without reference to inflation adjustments).

Net Income

Net income increased by 0.8% in 2005 and 17.9% in 2004. In 2005, the increase was due to an increase in operating income and a decrease in income taxes and employee profit sharing, partly offset by an increase in comprehensive financing cost. In 2004, the increase was due to a 3.7% increase in operating income and the stability of the peso against the U.S. dollar.

Results of Operations by Segment

We operate in six geographic segments. Segment information is presented in Note 18 to our audited consolidated financial statements included in this Annual Report. Mexico has traditionally been our principal geographic market, accounting for 76.5% of our total operating revenues in 2005 (compared to 88.8% in 2004) and 93.6% of our total operating income in 2005 (compared to 99.8% in 2004). The percentage of our total operating revenues and total operating income represented by Mexico has decreased in 2005 principally as a result of acquisitions outside Mexico made during 2004.

The table below sets forth the percentage of our total revenues and total operating income represented by each of our operating segments for the periods indicated.

	2005		2004	
	% of Total Revenues	% of Total Operating Income	% of Total Revenues	% of Total Operating Income
Mexico	76.5%	93.6%	88.8%	99.7%
Brazil	21.4	5.8	9.7	0.5
Chile	0.8	0.2	0.6	(0.2)
Argentina	0.7	0.0	0.5	(0.2)
Colombia	0.3	0.3	0.2	0.1
Peru	0.4	0.0	0.3	0.0
Total(1)	100.0%	100.0%	100.0%	100.0%

(1) Includes other revenues, which consist of intersegment revenues that are eliminated upon consolidation and revenues from our operations in the United States.

All amounts discussed below are presented in accordance with Mexican GAAP. For the non-Mexican segments that are discussed below, we have restated the financial statements of foreign subsidiaries for certain inflationary effects. In particular:

- all 2005 and 2004 amounts (except those related to stockholders' equity) have been restated for inflation using the purchasing power of the local currency as of December 31, 2005; and
- foreign currency amounts have been converted into pesos at the exchange rate of the local currency into pesos prevailing as of December 31, 2005.

Accordingly, changes in local inflation rates and in exchange rates could significantly affect reported results in Mexican pesos and the comparability of reported results with results reported in prior years.

In the discussion below of operating revenues and operating income for our non-Mexican subsidiaries, we have used the results of the full years of 2004 and 2005, although in each case we had not yet begun to consolidate them at the beginning of 2004. As a result, the information discussed below for our non-Mexican operations concerning operating revenues and operating income does not correspond to the geographical segment information in Note 18 to our audited consolidated financial statements.

Mexico

Operating revenues decreased by 2.9% in 2005 due to a 3.6% decrease in local service revenues and a 10.9% decrease in "calling party pays" revenues. Operating revenues decreased by 0.3% in 2004 due to lower real rates.

Operating income increased by 2.2% in 2005 due to lower costs and expenses and lower depreciation. Operating income increased by 3.5% in 2004 due to lower depreciation and lower cost of sales and services. Our operating margin in Mexico was 36.5% in 2005 and 34.7% in 2004.

Brazil

Operating revenues in Brazil decreased by 3.2% in 2005 due principally to lower real rates for long distance service, partly offset by an increase in data and local service revenues.

Operating income increased by 263.8% in 2005 due to a decrease in general and administrative expenses as a result of a decrease in expenses for publicity and marketing, advisory and consulting services, transport and interconnection. Our operating margin in Brazil was 8.0% in 2005 and 2.1% in 2004.

Chile

Operating revenues in Chile increased by 9.3% in 2005, due mainly to an increase of over 200% in revenues from local service, which we began to provide in the second half of 2004, and a 25.0% increase in rates, as well as a 5.0% increase in revenues from data communications and a 25.3% increase in other revenues.

Operating income increased by 192.1% in 2005 compared with an operating loss in 2004, due to a 9.3% increase in revenues and a 30.6% decrease in costs as a result of efficiencies resulting from the restructuring of our Chilean operations in 2004 and lower expenses for advisory services and amortization. Our operating margin in Chile was 6.3% in 2005 and (7.4)% in 2004.

Argentina

Operating revenues in Argentina increased by 17.9% in 2005 due to an increase in other revenues as a result of our launch of an international information center that monitors the services provided by us to our international customers located throughout South America, a 65.0% increase in revenue from wholesale interconnection and a 24.5% increase in revenue from local service. Both increases in revenue were a result of higher traffic.

Operating loss improved from P.(301) million in 2004 to P.(17) million in 2005 due to an increase in revenues and decrease in costs and expenses. Costs and expenses decreased as a result of a

decrease in depreciation expense and seniority premium and pension costs, the non-recurrence of restructuring expenses incurred in 2004 and a decrease in expenses related to advisory services, partly offset by an increase in advertising expenses. Our operating margin in Argentina was (1.6)% in 2005 and (33.5)% in 2004.

Colombia

Operating revenues in Colombia increased by 32.0% in 2005 due to a 37.5% increase in revenues from data services, partly offset by a decrease in revenues from Internet services as a result of a decrease in rates.

Operating income increased by 190.1% due to an increase in revenues, partly offset by a 10.7% increase in costs and expenses due to an increase in expenses incurred to reach customers in areas in which we do not have a local network. Our operating margin was 26.1% in 2005 and 11.8% in 2004.

Peru

Operating revenues in Peru increased by 13.7% in 2005 due to a 42.2% increase in revenues from local services, a 178.6% increase in revenues from other services as a result of increased equipment sales and a 3.5% increase in revenues from data services as a result of an increase in usage despite a decrease in rates.

Operating income increased by 126.7% in 2005 due to a 13.7% increase in revenues that more than offset a 22.1% increase in costs and expenses. Costs and expenses increased due to an increase in depreciation expense, partly offset by a decrease in expenses for advertising, advisory services and doubtful accounts and the non-recurrence of restructuring expenses incurred in 2004. Our operating margin was 0.3% in 2005 and (1.2)% in 2004.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures, dividend payments, our share repurchase program and acquisitions. We have generally met our capital requirements primarily from operating cash flows and limited borrowing. Resources provided by operating activities were P.51,210 million in 2005, P.62,975 million in 2004 and P.28,550 million in 2003. Our resources provided by operating activities decreased in 2005 due to the increased application of resources to taxes payable, marketable securities and accrued liabilities, partly offset by decreased application of resources to pension fund contributions and accounts receivable. We had a working capital surplus (an excess of current assets over current liabilities) of P.10,649 million at December 31, 2005, P.11,994 million at December 31, 2004 and P.2,590 million at December 31, 2003.

Our capital expenditures were P.23,439 million in 2005, P.21,053 million in 2004 and P.11,085 million in 2003. The 11.3% increase in 2005 was due to higher investment in Embratel and other subsidiaries outside Mexico, and we expect that our capital expenditures will be approximately P.23.2 billion (U.S.$2.1 billion) for 2006. Budgeted capital expenditures for 2006 exclude any other investments we may make to acquire other companies. For subsequent years, our capital expenditures will depend on economic and market conditions.

The amount spent on share repurchases was P.17,281 million in 2005, P.14,356 million in 2004 and P.12,480 million in 2003. The amount spent on share repurchases is determined from time to time by the executive committee taking into account factors including the price of our shares and our capital resources. The shareholders have given renewed authorization to our officers to make share repurchases, most recently on March 30, 2006. There is no obligation to spend any of the authorized amounts. See *Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.*

Dividends paid totaled P.8,556 million in 2005, P.8,415 million in 2004 and P.8,285 million in 2003. The shareholders have approved dividends of P.0.41 per share to be paid in four installments out of 2005 income. We expect to pay an aggregate of approximately P.8.6 billion in dividends from June 2006 through March 2007 (based on the number of outstanding shares at May 31, 2006).

In the table below we set forth certain contractual obligations as of December 31, 2005, consisting of debt (including financial leases) and purchase obligations, and the period in which the contractual obligations come due. We do not expect to contribute to our pension funds in 2006 and the extent of future contributions will depend on the performance of our plan assets and actuarial calculations in future years. The table below does not include pension liabilities, deferred taxes or current accounts payable.

	Payments Due by Period (as of December 31, 2005)				
	Total	2006	2007-2008	2009-2010	2011 and beyond
	(in millions of pesos)				
Contractual obligations:					
Total debt[1]	P. 90,959	P. 14,595	P. 24,838	P. 29,969	P. 21,557
Purchase obligations	8,338	8,338	—	—	—
Total	P. 99,297	P. 22,933	P. 24,838	P. 29,969	P. 21,557

(1) Excludes interest payments.

At December 31, 2005, we had total indebtedness of P.90,959 million compared to total indebtedness of P.93,039 million at December 31, 2004. The decrease is due primarily to the appreciation of the peso against the U.S. dollar.

We incurred additional U.S. dollar-denominated debt in 2005. At December 31, 2005, we had total indebtedness of approximately U.S.$8,492 million compared to total indebtedness of approximately U.S.$7,993 million at December 31, 2004. The increase is due primarily to our issuance of U.S.$950 million principal amount of 4.75% notes due 2010 and U.S.$800 million principal amount of 5.50% notes due 2015 in the first quarter of 2005, partly offset by our prepayment of approximately U.S.$700 million principal amount of the debt of Embratel and our repurchase of U.S.$432 million principal amount of our U.S.$1.5 billion principal amount of senior notes due 2006. The major categories of indebtedness at Telmex are as follows:

- U.S. dollar-denominated bank loans. These include a large syndicated loan facility, loans with support from export credit agencies and other loans. Most of our bank facilities bear interest at specified spreads over LIBOR. The weighted average interest rate at December 31, 2005 was approximately 5.5%. We had U.S.$3,617 million in bank loans, equivalent to P.38,743 million, outstanding at December 31, 2005. The largest component is the U.S.$2,500 million facility that Telmex obtained in October 2005 to restructure the syndicated U.S.$2,425 million bank loan it obtained in 2004. The loan has two tranches, one tranche of U.S.$1,500 million that matures in four years, and the other tranche of U.S.$1,000 million that matures in six years. Certain of our bank loans contain financial and operating covenants. The most restrictive covenants require us to maintain a consolidated ratio of EBITDA to interest expense of no less than 3.00 to 1.00 and a consolidated ratio of total debt to EBITDA of no more than 3.75 to 1.00 (using terms defined in the credit agreements). Compliance with these covenants has not been a significant constraint on our ability to obtain financing.

- U.S. dollar-denominated senior notes. At Telmex, we had U.S.$3,818 million aggregate principal amount of senior notes outstanding, which was equivalent to P.40,898 million at December 31, 2005.

  During 2005, we repurchased in the open market U.S.$432 million of the 8.25% senior notes due in January 2006. The excess of the repurchase price over the face amount of the notes was P.178.9 million (U.S.$15.6 million), which was recognized under comprehensive financing cost. The outstanding balance of U.S.$1,068 million was paid at maturity in January 2006. In January 2006, Telmex issued abroad P.4.5 billion of 8.75% global senior notes due 2016. Approximately 62% of the senior notes were purchased by Mexican institutions.

  As a result, Telmex has four series of senior notes outstanding:

Maturity	Issuance	Interest	Original Amount (millions)	
November 2008	November 2003	4.50%	U.S.$	1,000
January 2010	January/February 2005	4.75%	U.S.$	950
January 2015	January/February 2005	5.50%	U.S.$	800
January 2016	January 2006	8.75%	P.	4,500

- Peso-denominated senior notes. We have issued peso-denominated senior notes (*certificados bursátiles*) from time to time in the Mexican market. Part of these notes bears interest at fixed rates and part bears interest at specified spreads over Mexican *Cetes* (short-term Mexican government obligations). At December 31, 2005, we had P.6,600 million outstanding maturing from 2007 to 2012, and the weighted average interest rate was 9.4%.

We also have smaller amounts of other categories of indebtedness outstanding at Telmex, including peso-denominated loans from Mexican banks, financial leases and supplier credits for equipment financing. We rely primarily on borrowings in the Mexican and international capital markets and from international banks, although if market conditions change, we may seek currency from export credit agencies or other sources. A number of our financing instruments are subject to either acceleration or repurchase at the holder's option if there is a change of control, as defined in the respective instruments. The definitions of change of control vary, but none of them is met so long as Carso Global Telecom, S.A. de C.V., or Carso Global Telecom, or its present controlling shareholders continue to control a majority of our voting stock.

The major categories of indebtedness at Embratel are bank facilities denominated in U.S. dollars (P.4,433 million at December 31, 2005) and bonds denominated in U.S. dollars (P.1,906 million at December 31, 2005). In the first half of 2005, Embratel completed a R$1.8 billion capital increase in which we acquired 87.5% of the shares sold, and it used part of the proceeds to prepay U.S.$96.3 million (P.1,072 million) of its notes due 2008 at a redemption price of U.S.$106.8 million (P.1,190 million) and to repay R$1.0 billion (P.4,548 million) in commercial paper.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, this could have a material effect on its liquidity. See Note 12 to our audited consolidated financial statements.

At December 31, 2005, 90.1% of our total consolidated indebtedness was denominated in U.S. dollars, 8.7% was in Mexican pesos, 0.1% was in Brazilian *reais* and 1.1% was in other currencies. Our currency hedging practices are described below.

At December 31, 2005, 48.8% of our debt obligations bore interest at floating rates. The weighted average cost of all borrowed funds, including those of Embratel, at December 31, 2005 (including interest and reimbursement of certain lenders for Mexican taxes withheld, but excluding fees) was approximately 6.3%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2005 would increase such cost by 0.4%, to 6.7%.

Hedging

Currently, our hedging activities fall into three categories, as described below. Our hedging practices vary from time to time depending on our judgment about the level of risk and the costs of hedging. We may stop hedging or modify our hedging practices at any time.

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time Telmex enters into hedging transactions to protect to some degree against the short-term risks of devaluation of the Mexican peso. Under Mexican GAAP, we account for these transactions on a fair value basis, and such amounts offset gains and losses on the foreign currency liabilities that are hedged. At December 31, 2005, our hedges (excluding Embratel) covered liabilities of U.S.$6,320 million out of our total U.S. dollar-denominated liability of P.81,978 million (approximately U.S.$7,654 million), but the amount of our hedging position varies substantially from time to time. In 2005, we recognized a net charge of P.7,133 million in our results of operations, reflecting the effects of exchange rate variations under our hedging agreements. See Note 8 to our audited consolidated financial statements. This resulted from devaluation of the U.S. dollar against the peso and especially against the *real*. Our hedges were short-term throughout most of 2005, typically averaging approximately 90 days. In November 2005, we lengthened the average term of our hedges to 380 days.

All of our peso-denominated indebtedness (P.7,900 million at December 31, 2005) bears interest at floating rates. We have engaged in extensive hedging transactions to reduce our exposure to changes in Mexican interest rates. Specifically, we have entered into interest rate swaps in which we pay interest at a fixed rate and receive interest at a floating rate, on a notional amount in Mexican pesos or U.S. dollars. The general effect of these swaps is to replace an obligation to pay floating-rate interest on our debt with an obligation to pay fixed-rate interest. Because the peso-denominated swap market is not highly liquid, we do not ordinarily obtain interest rate swaps that precisely match the tenors or amounts of our floating-rate liabilities. The aggregate notional amount of our swaps may be greater or less than the principal amount of our floating-rate peso-denominated debt, and we may discontinue hedging at any time. At December 31, 2005, the aggregate notional amount of domestic interest rate swaps was P.15,900 million. In 2004, we entered into interest rate swaps for a total of U.S.$1,050 million, for which we paid six-month LIBOR rates and received fixed rates, and in 2003, we entered into interest rate swaps for the same notional amount, for which we paid fixed rates and received six-month LIBOR rates. The net effect of these swaps in 2005 was a reduction in our interest payments by 0.907%.

Because a substantial portion of the indebtedness of Embratel is denominated in foreign currencies, Embratel enters into hedging transactions to protect itself to some degree against the short-term risks of devaluation of the Brazilian *real*. At December 31, 2005, Embratel had swaps and forwards covering U.S.$410.3 million of its indebtedness. Embratel recognized a charge of P.684,789 in 2005, reflecting the effects of exchange rate variations under its hedging agreements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.27,049 million in 2005, P.29,175 million in 2004 and P.23,594 million in 2003. Compared to Mexican GAAP, net income under U.S. GAAP was 6.7% lower in 2005, 1.4% higher in 2004 and 3.3% lower in 2003.

There are several differences between Mexican GAAP and U.S. GAAP that affect our net income and stockholders' equity. The most significant in its effect on net income is the difference in how the carrying value of plant, property and equipment is restated to reflect effects of inflation. Under Mexican GAAP, we restate fixed assets of non-Mexican origin based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date, while under U.S. GAAP we use the Mexican inflation rate.

Other differences that affected net income relate to accounting for costs of pension and seniority premium plans, capitalization of interest on assets under construction, deferred profit sharing and the treatment of minority interest. The differences in stockholders' equity under Mexican GAAP and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican GAAP and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2005 to P.23,527 million, or 20.6% of our operating costs and expenses, under Mexican GAAP, and P.26,892 million, or 22.5% of our operating costs and expenses, under U.S. GAAP. See Notes 4 and 19 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives each year to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it can result in our recognizing an impairment charge

to reflect a write-down in value. For example, in 2003, we reduced the useful lives of certain assets to reflect technological changes, which resulted in a P.916 million increase in depreciation expense. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense. For example, in both 1999 and 2000, we lengthened the useful lives of certain categories of fixed assets.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under defined benefit retirement and seniority premium plans and, in the case of Embratel, defined contribution and medical assistance plans. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican GAAP. In 2005, we recognized net period cost relating to these obligations of P.4,559 million under Mexican GAAP and P.3,667 million under U.S. GAAP.

We use estimates in three specific areas that have a significant effect on these amounts: (a) the real discount rates that we use to calculate the present value of our future obligations, (b) the real rate of increase in salaries that we assume we will observe in future years and (c) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Note 7 (Mexican GAAP) and Note 19 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease.

Our liability for future pensions and seniority premiums is also affected by our estimate of the number of retired employees and our pension fund is affected by the estimated rate of return on investments. Actual results may vary from these estimates. In 2005, an actuarial loss of P.3,660 million was attributable to the increase in the projected benefit obligation due primarily to: (i) a greater number of employees retiring than had been estimated at the beginning of the year, (ii) lower inflation than we estimated, resulting in salary and pension obligations being higher in real terms than estimated and (iii) a higher average life span of our retired employees and higher estimated life span of our active employees than had been estimated at the beginning of the year. In addition, the return on investments of our pension fund amounted to a gain of P.9,271 million in 2005, due to the gains by plan assets on the Mexican Stock Exchange and the increase in fixed-yield interest rates. As of December 31, 2005, 55.7% of fund assets consisted of peso-denominated fixed-income securities and 44.3% consisted of variable-income securities of Mexican companies. The fund has experienced volatile returns on its investments in equity securities, which resulted in net losses on plan assets in prior years. Our actuarial assumptions as of December 31, 2005 include an assumed annual return of 6.8% in real terms on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications carriers do not pay the amounts they owe us. At December 31, 2005, the amount of the allowance was P.7,560 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For carriers, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more carriers refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Revenues from Prepaid Telephone Cards

We recognize revenues from the sale of our prepaid telephone service cards based on our estimate of the usage of time covered by the prepaid card. We estimate the period for usage of prepaid telephone cards in accordance with available statistics that reflect the total usage of cards and the total amounts sold. The cards do not have an expiration date.

The prepaid telephone card contains a data chip that "tracks" the number of units of service the card can provide. Each time the card is used, the telephone equipment records the number of units used and reduces the number of available units on the chip. When the number of available units in the chip is reduced to zero, it ceases to function. We track the aggregate number of units sold and the aggregate number of units used, but we do not track the number of units used on a card-by-card basis.

Impairment of Long-Lived Assets

We review our property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences in our non-Mexican subsidiaries, mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil, is supported by the history of taxable income and Embratel's estimate of future profitability. Bulletin D-4 establishes the conditions for recording and maintenance of these deferred assets. Based on Embratel's financial projections, we believe that these assets will be realized over a period of ten years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In a number of significant tax disputes with the Brazilian tax authorities, we have recorded no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may

change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have a negative impact on future results and cash flows.

ITEM 6. Directors and Officers of Registrant

Directors

Management of our business is vested in the Board of Directors. Our bylaws provide for the Board of Directors to consist of at least five directors and up to an equal number of alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. Pursuant to our bylaws and Mexican law, at least 25% of our directors and 25% of our alternate directors must be independent, as defined under the Mexican Securities Market Law (*Ley del Mercado de Valores*). In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

Carso Global Telecom and SBC International have agreed to vote for the number of directors and alternate directors named by Carso Global Telecom and SBC International, respectively, considering their respective share ownership.

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 18 members of our Board of Directors as of April 27, 2006, their dates of birth and information on their principal business activities outside Telmex are as follows:

Carlos Slim Helú	Born:	1940
Honorary chairman for life	First elected:	1990
	Principal occupation:	Honorary chairman for life of the board of directors of Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and América Telecom, S.A. de C.V.
	Other directorships and business experience:	Honorary chairman for life of the board of directors of América Móvil, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V.

Carlos Slim Domit Chairman; president of the executive committee	Born:	1967
	First elected:	1995
	Term expires:	2007
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A. de C.V., Grupo Sanborns, S.A. de C.V., US Commercial Corp. and Altria Group, Inc., Vice Chairman of the board of directors of Carso Global Telecom, S.A. de C.V. and América Telecom, S.A. de C.V. and member of the board of directors of Grupo Televisa S.A. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.
Jaime Chico Pardo Vice Chairman; member of the executive committee	Born:	1950
	First elected:	1990
	Term expires:	2007
	Principal occupation:	Vice Chairman of the board of directors and Chief Executive Officer of Telmex
	Other principal directorships:	Member of the board of directors of América Móvil, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V., Grupo Carso, S.A. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Grupo Condumex, S.A. de C.V. and Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México)
Emilio Azcárraga Jean Director	Born:	1968
	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and President of Grupo Televisa S.A. de C.V.
	Other directorships:	Member of the board of directors of Banamex-Accival, Univisión and Grupo CIE and member of Consejo Mexicano de Hombres de Negocios, A.C.
Antonio Cosío Ariño Director; alternate member of the executive committee	Born:	1935
	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Cía. Industrial de Tepeji del Río, S.A. de C.V. and Tejidos Puente Sierra, S.A de C.V.

	Other directorships:	Chairman of the board of directors of Bodegas de Santo Tomás, S.A. de C.V. and Grupo Hotelero Brisas, S.A. de C.V. and member of the board of directors of Grupo Sanborns, S.A. de C.V., Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V. and Banamex-Accival
Laura Diez Barroso de Laviada Director	Born:	1951
	First elected:	2005
	Term expires:	2007
	Principal occupation:	President of Tenedora y Promotora Azteca S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A. de C.V., Fundación del Centro Histórico de la Cd. de México A.C. and Royal Caribbean International
Amparo Espinosa Rugarcía Director	Born:	1941
	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Documentación y Estudios de Mujeres, A.C.
Élmer Franco Macías Director	Born:	1940
	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chief Executive Officer and member of the board of directors of Infra, S.A. de C.V.
	Other directorships:	Member of the board of directors of Corporativo Infra, S.A. de C.V., Electrodos Infra, S.A. de C.V., Envases de Aceros, S.A. de C.V., Corporacion Infra, S.A. de C.V., Conglomerado Industrial y Metaloides and Banco Nacional de México, S.A.
	Business experience:	Various positions at Grupo Infra since 1958
Ángel Losada Moreno Director	Born:	1955
	First elected:	1990
	Term expires:	2007
	Principal occupation:	Chairman of the board of directors and Chief Executive Officer of Grupo Gigante, S.A. de C.V.

	Other directorships:	Chairman of the board of directors of Office Depot de México, S.A. de C.V. and member of the board of directors of Grupo Financiero Banamex—Accival, S.A. de C.V., Price Smart, Inc and Food Market Institute
Rómulo O'Farrill Jr. Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1917 (deceased in May 2006) 1990 Chairman of the board of directors and Chief Executive Officer of Novedades de Acapulco, S.A. de C.V. Chairman of the board of directors of Grupo Automotriz O'Farrill y Balderrama, S.A. de C.V., Novedades de Quintana Roo, S.A. de C.V. and Distribuidora O'Farrill Puebla, S.A. de C.V.
Juan Antonio Pérez Simón Vice Chairman; member of the executive committee	Born: First elected: Term expires: Principal occupation and other directorships:	1941 1990 2007 Chairman of the board of directors and member of the executive committee of Sanborn Hermanos, S.A. and member of the board of directors of Grupo Carso, S.A. de C.V., Grupo Financiero Inbursa, S.A. de C.V., Carso Global Telecom, S.A. de C.V., Cigarros La Tabacalera Mexicana, América Telecom, S.A. de C.V. and Sears Roebuck de México, S.A. de C.V.
Fernando Senderos Mestre Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1950 2000 2007 Chairman of the board of directors and Chief Executive Officer of Desc, S.A. de C.V. Member of the board of directors of Industrial Peñoles, S.A. de C.V., Kimberly Clark de México, S.A. de C.V., Alfa, S.A. de C.V. and Televisa, S.A. de C.V. and member of Consejo Mexicano de Hombres de Negocios, A.C.

Marco Antonio Slim Domit Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation: Other directorships:	1968 2002 2007 Chairman of the board of directors and Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V. Member of the board of directors of Grupo Carso, S.A. de C.V., Carso Global Telecom, S.A. de C.V., América Telecom, S.A. de C.V. and Grupo Sanborns, S.A. de C.V.
Rayford Wilkins Jr. Director	Born: First elected: Term expires: Principal occupation and other directorships: Business experience:	1951 2005 2007 Group President of AT&T and member of the executive committee of América Móvil, S.A. de C.V. Various positions in the wireless industry at SBC Group
Richard P. Resnick Director; member of the executive committee	Born: First elected: Term expires: Principal occupation:	1966 2004 2007 President of AT&T México
Larry I. Boyle Director; alternate member of the executive committee	Born: First elected: Term expires: Principal occupation:	1957 2006 2007 Chief Financial Officer of AT&T México
Rafael Kalach Mizrahi Director	Born: First elected: Term expires: Principal occupation: Other directorships:	1946 2000 2007 Chairman of the board of directors and Chief Executive Officer of Grupo Kaltex, S.A. de C.V. Member of the board of directors of Grupo Carso, S.A. de C.V., Sears Roebuck, S.A. de C.V., Grupo Sanborns, S.A. de C.V. and US Commercial Corp.

Ricardo Martín Bringas Director	Born:	1960
	First elected:	2000
	Term expires:	2007
	Principal occupation:	Chief Executive Officer of Organización Soriana, S.A. de C.V.
	Other directorships:	Member of the board of directors of Banco HSBC México, S.A., Grupo Financiero Banamex—Accival, S.A. de C.V., Grupo Financiero Banorte, S.A. and ING de México and member of Consejo Mexicano de Hombres de Negocios, A.C.

As of April 27, 2006, the alternate directors, each of whom serves a one-year term, are as follows:

	First Elected Director or Alternate Director
Patrick Slim Domit	1999
Arturo Elías Ayub	2000
José Humberto Gutiérrez-Olvera Zubizarreta	1996
Jorge C. Esteve Recolons	2004
Antonio Cosío Pando	2002
Eduardo Tricio Haro	2005
Ángeles Espinosa Yglesias	1993
Agustín Franco Macías	1990
Jaime Alverde Goya	1993
Antonio del Valle Ruíz	1990
José Kuri Harfush	1995
Fernando Solana Morales	2002
Eduardo Valdés Acra	2000
Carlos Bernal Verea	1990
Federico Laffan Fano	1990
Jorge A. Chapa Salazar	2002
Bernardo Quintana Isaac	1990
Francisco Medina Chávez	2002

The Secretary of the Board of Directors is Sergio F. Medina Noriega.

Of our directors and alternate directors, Élmer Franco Macías and Agustín Franco Macías are brothers; Antonio Cosío Pando is the son of Antonio Cosío Ariño; Carlos Slim Domit, Marco Antonio Slim Domit and Patrick Slim Domit are sons of Carlos Slim Helú; Arturo Elías Ayub is the son-in-law of Carlos Slim Helú; and Amparo Espinosa Rugarcía and Ángeles Espinosa Yglesias are sisters.

Executive Committee

Our bylaws provide that the executive committee may generally exercise the powers of the Board of Directors. The Board of Directors is also required to consult the executive committee before deciding on certain matters set forth in the bylaws, and the executive committee must provide its views within 10 calendar days following a request from the Board of Directors.

The executive committee is elected from among the directors and alternate directors by a majority vote of the AA Shares, A Shares and A Share ADSs voting together. Under the agreement entered into in December 2000 between Carso Global Telecom and SBC International, the executive committee consists

of four members. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Carso Global Telecom and SBC International have agreed to vote for three members named by Carso Global Telecom and one member named by SBC International. The current members of the executive committee are Jaime Chico Pardo, Juan Antonio Pérez Simón and Carlos Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Richard P. Resnick, named by SBC International. The current alternate members of the executive committee are Antonio Cosío Ariño, José Humberto Gutiérrez-Olvera Zubizarreta and Marco Antonio Slim Domit, all named by Carso Global Telecom and various other Mexican investors, and Larry I. Boyle, named by SBC International.

Mexican Code of Best Corporate Practices

In January 2001, a Mexican commission of business leaders, with the support of the Mexican National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the CNBV), issued a Code of Best Corporate Practices (*Código de Mejores Prácticas Corporativas*) for publicly traded Mexican companies, recommending certain actions with respect to various areas of corporate governance. Following these recommendations, in February 2001, the Board of Directors created an audit committee and an evaluation and compensation committee. The Mexican Securities Market Law was amended effective June 2001 to require that all publicly traded Mexican companies have an audit committee. In March 2003, the CNBV codified certain provisions of the Code of Best Corporate Practices, requiring among other things, increased responsibilities for audit committees. While compliance with the Code of Best Corporate Practices is voluntary, the CNBV requires companies listed on the Mexican Stock Exchange to file a report, on a yearly basis, regarding their compliance with the Code of Best Corporate Practices. Our report on compliance with the Code of Best Corporate Practices is on file with the CNBV and the Mexican Stock Exchange. In December 2005, a new Mexican Securities Market Law was enacted with a focus on increasing its adherence to international standards, including increased protections for minority shareholders. Included in the new law is the requirement that all publicly traded Mexican companies have a corporate practices committee (*Comité de Prácticas Societarias*). See *Item 10. Additional Information—Bylaws and Mexican Law—Mexican Securities Market Law.*

Audit Committee

The audit committee consists of Antonio del Valle Ruíz (the audit committee's president), Rafael Kalach Mizrahi and José Kuri Harfush. Mr. Kalach Mizrahi is a director and Messrs. del Valle Ruíz and Kuri Harfush are alternate directors. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or Rule 10A-3. See *Item 16A. Audit Committee Financial Expert*. The audit committee operates primarily under a written mandate adopted by our Board of Directors. A copy of the audit committee mandate is available on our website at www.telmex.com.

The mandate of the audit committee is to establish and monitor procedures and controls to ensure that the financial information we distribute is useful, appropriate and reliable and accurately reflects our financial position. In particular, the audit committee is required to perform the following functions: (a) appoint and oversee our external auditors and review the scope and terms of their engagement; (b) assist the Board of Directors in supervising the performance of auditing services contracts, evaluating the services and assuring the independence and objectivity of our external auditors, including ensuring that the total compensation paid to an auditing firm does not exceed 20% of its total income; (c) recommend guidelines for the preparation and distribution of our financial information and general guidelines for our internal control system (which consists of operational and financial controls that ensure that Telmex operates within the Board of Directors' general guidelines); (d) discuss with the Board of Directors our internal control system relating to risk management and compliance with applicable laws,

particularly concerning (i) disclosure of relevant information to the market, (ii) acquisition accounting, (iii) anticipated revenue recognition, (iv) restructuring charges, (v) management of reserve accounts and (vi) accounting for derivatives and arbitrage activity; (e) ensure the existence of control mechanisms to provide that consistent unaudited financial information is presented to the Board of Directors; (f) review with our auditors the annual financial statements contained in our annual report and the quality of the accounting principles applied therein and review interim financial information to ensure that it is prepared using the same principles; (g) review the audit committee rules and, if appropriate, propose to the Board of Directors improvements designed to achieve the audit committee's mandate; (h) report to the Board of Directors on its activities; (i) conduct an annual self-evaluation of the committee's activities aimed at achieving the committee's objectives; (j) supervise, review and discuss the audit procedures of our internal audit department; (k) perform any other functions that correspond to its responsibilities and that the audit committee or Board of Directors considers proper to achieve the audit committee's mandate, as well as any other functions expressly conferred by the Board of Directors; (l) approve non-audit services provided by our external auditors and ensure that the provision of these services does not impair the independence of the external auditors; (m) resolve any disagreements between the external auditors and the chief executive officer and senior executive officers; (n) receive from the external auditors a report that includes an analysis of: (i) all critical accounting policies utilized by the company; (ii) all policies and accounting principles that differ from those utilized by the company and that have been discussed with the chief executive officer and senior executive officers, including the implications of using such policies and practices; and (iii) any other written communications regarding significant matters between the external auditors and the chief executive officer and senior executive officers, including the annual letter to the chief executive officer and senior executive officers, in which the external auditors summarize their recommendations regarding our internal controls and the non-adjusted differences in inventory identified during the audit process; (o) establish procedures for the receipt, retention and treatment of complaints regarding accounting, internal control or auditing matters, including procedures for the confidential and anonymous submission by our employees or those of our subsidiaries; (p) in its sole discretion, select, engage and approve the compensation of counsel, experts and other advisers to provide services that the audit committee deems necessary to carry out its duties, for which the company must provide appropriate funding; (q) reserve time during its meetings, in its discretion, to discuss and deliberate without the chief executive officer and senior executive officers; (r) establish a schedule to meet separately with the internal auditors and the external auditors without the presence of the chief executive officer and/or the senior executive officers; and (s) review and analyze with the management and external auditors the annual report of the company and the quarterly financial results to be presented to the SEC, and in particular, those parts of the annual report in which the financial information and critical accounting policies of the company are discussed. In addition, pursuant to our bylaws and Mexican law, (i) the audit committee is required to submit an annual report to the Board of Directors and (ii) the audit committee must provide an opinion regarding any transaction with a related party that is outside the ordinary course of our business, which must be approved by the Board of Directors.

The audit committee has reviewed this Annual Report, as well as our consolidated financial statements and notes thereto included elsewhere in this Annual Report, and recommended that such financial statements be included herein.

The Audit Committee Report

A translation of the audit committee's annual report submitted to the Board of Directors on March 8, 2006 is provided below.

Audit Committee Report

To the Board of Directors of
Teléfonos de México, S.A. de C.V.

The Company's management has the basic responsibility of issuing financial statements based on generally accepted accounting principles in Mexico, preparing financial information in a timely manner, and implementing internal control systems. The Audit Committee, on behalf of the Board of Directors of the Company, has reviewed the consolidated audited financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2005. This review included analysis and approval of policies, procedures and accounting practices of the Company and its subsidiaries. The accounting policies for the preparation of the Company's financial information, proposed and recommended by this Committee to the Board of Directors, have the approval of the Board of Directors.

The Committee evaluated the performance of the external auditors, who are responsible for expressing an opinion about the reasonableness of the financial statements of the Company and the conformity of such financial statements to generally accepted accounting principles in Mexico. The Committee has concluded that the partners of the external audit firm meet the professional standards and have the performance, intellectual and economic independence necessary to perform this duty.

The Committee has ensured that interim public financial information, such as the quarterly financial information presented to the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.) and the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), is prepared in accordance with the same principles, procedures, criteria and accounting practices used in the preparation of the annual information.

Based on the revisions and opinions mentioned above, the Committee recommends to the Board of Directors, that the audited consolidated financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries as of December 31, 2005, be included in the 2005 annual report, which the Company submits to the Shareholders' Meeting for approval.

Additionally, the Company has an Internal Auditing Area. The internal control system has been reviewed and evaluated by the Audit Committee and in the Committee's opinion, meets the required level of effectiveness so that the Company operates in a general control environment. The external auditors have reported to us certain matters concerning internal control that came to their attention in the course of their audit. We believe the internal control system complies with the general guidelines established by the Board of Directors by recommendation of this Committee.

Finally, the Committee reports that it verified that there are controls in the Company that allow a determination about whether the Company complies with applicable legal and administrative dispositions and reviewed the respective reports regarding litigation and proceedings that in each case could represent a risk. As a result, the Committee did not detect any significant risk that could result from the current legal situation of the Company.

Antonio del Valle Ruíz
President

Mexico City
March 8, 2006

Corporate Practices Committee

The corporate practices committee was previously known as the evaluation and compensation committee. At the shareholders' meeting of April 27, 2006, the name of the evaluation and compensation committee was changed to the corporate practices committee, and Fernando Solana Morales was designated the president of the corporate practices committee. At its meeting on May 11, 2006, the Board of Directors confirmed Fernando Solana Morales as the president of the corporate practices committee and resolved that the rest of the corporate practices committee would comprise Antonio Cosío Ariño, Laura Diez Barroso de Laviada and Francisco Medina Chávez.

The mandate of the corporate practices committee is to assist the Board of Directors in evaluating and compensating our senior executives. In particular, it is required to (a) recommend to the Board of Directors procedures for the selection and succession of our chief executive officer and our principal executives; (b) propose criteria for evaluating executive performance; (c) analyze the proposals of the chief executive officer concerning the structure and amount of compensation for our senior executives, and to raise them with the Board of Directors; (d) review new executive compensation programs and the operations of existing programs; (e) establish contracting practices to avoid excessive payments to executives; (f) assist the Board of Directors in developing appropriate personnel policies; (g) report to the Board of Directors on its activities; and (h) perform any other functions the Board of Directors may delegate to the corporate practices committee. Upon effectiveness of the new Mexican Securities Market Law, the corporate practices committee will also provide an opinion regarding our transactions with related parties. Each member of the corporate practices committee is independent, as independence is defined under the Mexican Securities Market Law.

The Evaluation and Compensation Committee Report

A translation of the evaluation and compensation committee's annual report submitted to the Board of Directors on March 8, 2006 is provided below.

Evaluation and Compensation Committee Report

To the Board of Directors of
Teléfonos de México, S.A. de C.V.

Based on the dispositions of the Best Corporate Practices Code, the Evaluation and Compensation Committee of Teléfonos de México, S.A. de C.V., presents a report to the Board of Directors regarding the relevant activities carried out by this Committee that, if the Board approves, is to be included in the annual report that is submitted for the consideration at the Shareholders' Meeting where the results and activities of the Company at December 31, 2005 will be made known.

The Committee, in the exercise of the mandated functions and during the several sessions it has held, carried out the relevant activities that are mentioned below.

a) The hiring conditions of executives were reviewed and it was determined that they comply with the guidelines established by the Board of Directors and the Committee verified that special payments between the Company and executives in the event of their departure from the Company do not exist.

b) The structure and policies used to determine compensation packages for executives and board members of the Company were reviewed.

Juan Antonio Pérez Simón
President

Mexico City
March 8, 2006

Finance and Planning Committee

The finance and planning committee consists of Juan Antonio Pérez Simón (the finance and planning committee's president since May 11, 2006), Ángeles Espinosa Yglesias and Jaime Alverde Goya. The mandate of the finance and planning committee is to assist the Board of Directors in evaluating our investment, financial and planning policies. In particular, it is required to (a) review investment policies proposed by senior management; (b) evaluate the financing policies proposed by senior management and submit them for approval by the Board of Directors; (c) participate in presentations to the Board of Directors regarding the conformity of principal proposed investments and financing transactions to our guidelines; (d) weigh in on strategic planning and assist the Board of Directors in monitoring financial projections and the concurrence of investment and financing policies with strategic objectives; (e) review annual budget assumptions and submit them for approval by the Board of Directors; (f) monitor our budget and strategic plan; (g) identify risk factors and review policies for managing those risks; and (h) perform any other functions the Board of Directors may delegate to the finance and planning committee. Each member of the finance and planning committee is independent, as independence is defined under the Mexican Securities Market Law.

The Finance and Planning Committee Report

A translation of the finance and planning committee's annual report submitted to the Board of Directors on March 8, 2006 is provided below.

Finance and Planning Committee Report

To the Board of Directors of
Teléfonos de México, S.A. de C.V.

Mr. Chairman, Board members:

The relevant issues that have been discussed in the sessions of the Finance and Planning Committee of the Board of Directors are the following:

- We reviewed the results of the investment programs and liabilities of the Company at year-end 2005. The investments and financing complied with the policies established by the Board and achieved the projected viability.
- We analyzed and evaluated the projected investment and liabilities plans for 2006 and both were within framework of the policies established by the Board, which policies are also in line with the established strategic vision of the Company.

- Therefore, the Committee considered that the principal investments and financing for 2006 that management has planned are viable and adequate.
- We also reviewed the figures of the financial statements at December 31, 2005, and compared them with the figures of 2004 and the 2005 budget. Additionally, we analyzed the premises and financial projections included in the Company's budget for 2006. The Committee considered that these projections are in line with the Company's strategic plan.
- In addition, we carried out an evaluation and verified that the strategic position of the Company is consistent with its strategic plan.

We consider that this information should be included in the annual report that the Board of Directors presents to the Shareholders' Meeting where the 2004 results will be made known in order to comply with the Best Corporate Practices Code.

Fernando Solana Morales
President

Mexico City
March 8, 2006

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Jaime Chico Pardo Chief Executive Officer	Appointed: Business experience:	1995 Director and member of executive committee of Telmex since 1990
Adolfo Cerezo Pérez Chief Financial Officer	Appointed: Business experience:	1991 Various positions in finance, including treasurer of Telmex
Arturo Elías Ayub Strategic Alliances, Communications and Institutional Relations	Appointed: Business experience:	1998 Various positions at Telmex in regulation and Internet areas
Javier Mondragón Alarcón Regulation and Legal Affairs	Appointed: Business experience:	1999 General counsel at Grupo Televisa S.A. de C.V. and executive vice president at Grupo Televicentro
Sergio Medina Noriega Legal	Appointed:. Business experience:	1995 Various legal positions at Bancomer S.A. (now BBVA Bancomer) and legal director of Empresas Frisco

Héctor Slim Seade Operational Support	Appointed: Business experience:	1995 General manager at Guardiana-Inbursa and Factoraje-Inbursa
Oscar Von Hauske Solís President of International Operations and Information Technology	Appointed: Business experience:	1996 Head of finance at Grupo Condumex, S.A. de C.V.

Héctor Slim Seade is the nephew of Carlos Slim Helú.

Statutory Auditors

Under our bylaws, the holders of a majority of the outstanding AA Shares and A Shares voting together may elect one or more statutory auditors (*comisarios*) and corresponding alternate statutory auditors. The primary role of the statutory auditors is to report to the holders of AA Shares and A Shares at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized to, among other things, (a) call ordinary or extraordinary general shareholders' meetings, (b) place items on the agenda for meetings of shareholders or the Board of Directors, (c) attend meetings of shareholders or the Board of Directors and (d) generally monitor our affairs. The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. The current statutory auditor and alternate statutory auditor are:

	Position	First Elected
Alberto Tiburcio Celorio	Statutory Auditor	1993
Fernando Espinosa López	Alternate Statutory Auditor	2001

Compensation of Directors and Officers

For the year ended December 31, 2005, the aggregate compensation of all of our directors and executive officers paid for services in all capacities was approximately P.57.3 million, which included bonus payments totaling P.11.4 million in lieu of stock options. Each director received an average fee of P.49.7 thousand (nominal) for each meeting of the Board of Directors attended in 2005. Members of committees of the Board of Directors received an average fee of P.15.8 thousand (nominal) for each committee meeting attended in 2005. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits upon termination of employment.

In 2005, we terminated our stock option plan for our executive officers. In January 2003, we granted options to purchase an aggregate of 11.7 million L Shares at P.11.17 per L Share, which were exercisable over a period of nearly four years from the date of grant. We subsequently reduced this period to two years. In January 2004, we granted options to purchase an aggregate of 9.0 million L Shares at P.13.45 per L Share, which were exercisable for a period of nearly four years from the date of grant. We subsequently reduced this period to one year. In accordance with Mexican GAAP, we did not recognize any compensation expense as a result of granting stock options to our executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in *Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.* Except as discussed therein, none of our other directors, alternate directors or executive officers is the beneficial owner of more than one percent of any class of our capital stock.

Employees

We are one of the largest non-governmental employers in Mexico. The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2005:

	December 31,		
	2005	2004	2003
End-of-period number of employees	75,484	76,683	62,103
Employees by category of activity:			
Local—Mexico	38,430	39,420	40,353
Long distance—Mexico	7,170	7,216	7,405
Other—Mexico	14,607	14,431	14,345
Latin America[1] and the United States	15,277	15,616	—
Employees by geographic location:			
Mexico	60,207	61,067	62,103
Latin America[1] and the United States	15,277	15,616	—

(1) Includes Brazil, Chile, Argentina, Peru and Colombia.

At December 31, 2005, the Telephone Workers' Union of Mexico (known by its Spanish acronym, STRM) represented approximately 57.8% of our employees, and members of other unions represented approximately 9.7% of our employees. All management positions are held by non-union employees. Salaries and certain benefits for unionized personnel are renegotiated every year and the collective bargaining agreements with our unionized employees are renegotiated every two years. In April 2006, we and the STRM agreed to a 4.4% nominal increase in basic wages and a 2.5% nominal increase in benefits.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The AA Shares represented 38.6% of the total capital stock and 94.5% of the full voting shares (AA shares and A Shares) as of June 8, 2006. The AA Shares are owned by (1) Carso Global Telecom, (2) SBC International and (3) various other Mexican investors. Carso Global Telecom holds interests in telecommunications and was spun off from Grupo Carso in 1996. Carso Global Telecom may be deemed to control us. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

Carso Global Telecom and SBC International are parties to an agreement entered into in December 2000 providing for certain matters relating to their ownership of AA Shares. Among other things, the agreement subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party, although the right of first offer does not apply to the conversion of AA Shares to L Shares, as permitted by our bylaws, or the subsequent transfer of L Shares. The agreement also provides for the composition of the Board of Directors and the executive committee (see *Item 6. Directors and Officers of Registrant—Directors* and *Item 6. Directors and Officers of Registrant—Executive Committee*) and for each party to enter into a Management Services Agreement with us (see *—Related Party Transactions*).

The following table identifies each owner of five percent or more of any class of our shares as of June 8, 2006, unless otherwise indicated. Except as described below, we are not aware of any holder of five percent or more of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class	
Carso Global Telecom(5)	6,000.0	73.9%	92.0	19.7%	4,050.0	32.6%	71.0%
SBC International(5)	1,799.5	22.2%	—	—	—	—	21.0%
Brandes Investment Partners, L.P.(6)	—	—	—	—	1,007.7	8.1%	—
Franklin Resources, Inc.(6)	—	—	—	—	1,091.6	8.8%	—
JPMorgan Chase & Co.(6)	—	—	—	—	929.2	7.5%	—

(1) As of June 8, 2006, there were 8,115 million AA Shares outstanding, representing 94.5% of the total full voting shares (AA Shares and A Shares).

(2) As of June 8, 2006, there were 468 million A Shares outstanding, representing 5.5% of the total full voting shares (AA Shares and A Shares).

(3) As of June 8, 2006, there were 12,436 million L Shares outstanding.

(4) AA Shares and A Shares.

(5) Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See *Item 10. Additional Information—Bylaws and Mexican Law.*

(6) Derived from reports of beneficial ownership of our shares filed with the SEC. All figures are as of March 31, 2006.

The following table sets forth the share ownership, as of June 8, 2006, of our officers and directors who own more than one percent of any class of our capital stock. Mr. Carlos Slim Helú, together with certain members of his immediate family, may be deemed to share beneficial ownership of 6,000 million AA Shares and 92.0 million A Shares held by Carso Global Telecom and 4,089.1 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as provided below, none of our directors, alternate directors or executive officers is the beneficial owner of more than one percent of any class of our capital stock.

	AA Shares[1]		A Shares[1]		L Shares[1]		Percent of voting shares[2]
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class	
Carlos Slim Helú[3]	6,000.0	73.9%	92.1	19.7%	4,089.2	32.9%	71.0%
Carlos Slim Domit[4]	6,000.0	73.9%	92.0	19.7%	4,089.1	32.9%	71.0%
Marco Antonio Slim Domit[5]	6,000.0	73.9%	92.0	19.7%	4,089.1	32.9%	71.0%
Patrick Slim Domit[6]	6,000.0	73.9%	92.0	19.7%	4,090.1	32.9%	71.0%
Antonio Cosío Ariño	130.4	1.6%	—	—	—	—	1.5%

(1) Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See *Item 10. Additional Information—Bylaws and Mexican Law.*

(2) AA Shares and A Shares.

(3) Includes 80,000 A shares and 200,000 L Shares (assuming conversion of the 80,000 A Shares) owned directly by Carlos Slim Helú.

(4) Includes 16,264 L Shares owned directly by Carlos Slim Domit.

(5) Includes 16,264 L Shares owned directly by Marco Antonio Slim Domit.

(6) Includes 1,048,538 L Shares owned directly by Patrick Slim Domit.

At December 31, 2005, 75.1% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.1% of the holders of L Share ADSs (12,977 holders, including The Depository Trust Company) had registered addresses in the United States. In November 2000, we established a sponsored ADS program for the A Share ADSs. 29.4% of our outstanding A Shares were held in the form of A Share ADSs at December 31, 2005, each representing the right to receive 20 A Shares, and 99.6% of the holders of A Share ADSs (4,222 holders, including The Depository Trust Company) had registered addresses in the United States.

We have no information concerning holders with registered addresses in the United States that hold:

- A Shares;
- L Shares not represented by ADSs; or
- A Share ADSs that are held under the unsponsored A Share ADS programs, which pre-date the establishment of the sponsored program, and have not been exchanged for ADSs issued under such sponsored program. See *Item 9. The Offer and Listing—Trading Market.*

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. In 2005, we purchased 1,577.6 million L Shares and 6.2 million A Shares, representing 6.7% of the shares outstanding at the beginning of 2005, with an aggregate value of P.17,281 million (P.16,993 million historical). As of March 30, 2006, we are authorized to purchase shares with an aggregate value of up to P.15 billion.

Since January 1, 1997, Carso Global Telecom has purchased A Shares and L Shares on the open market from time to time. In percentage terms, the ownership position of Carso Global Telecom has also increased as a result of our repurchase of our own shares. Carso Global Telecom's percentage ownership of A Shares was 19.2% on December 31, 2005, 18.2% on December 31, 2004 and 17.4% on December 31, 2003. Carso Global Telecom's percentage ownership of L Shares was 28.5% on December 31, 2005, 23.6% on December 31, 2004 and 17.0% on December 31, 2003. In June 2001, Carso Global Telecom converted 1,000 million L Shares to AA Shares, raising its total ownership of AA Shares to 6,000 million.

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions in the ordinary course of business with affiliates. Pursuant to our bylaws and Mexican law, the audit committee of our Board of Directors must express an opinion on, and our Board of Directors has exclusive power to approve, any transaction with a related party that is outside the ordinary course of our business.

Our transactions with affiliates include purchasing network construction services and materials from a subsidiary of Grupo Condumex, S.A. de C.V., or Grupo Condumex, and insurance and bank services from Grupo Financiero Inbursa, S.A. de C.V., or Grupo Financiero Inbursa. In addition, we sell network construction materials to Grupo Condumex and provide certain services to Grupo Carso and Grupo Financiero Inbursa. Grupo Condumex and Grupo Financiero Inbursa are under common control with Carso Global Telecom, and several of their directors are also members of our Board of Directors. See *Item 6. Directors and Officers of Registrant—Directors*. The aggregate amount of our purchases from affiliates was P.9,698 million in 2005, P.8,789 million in 2004 and P.8,295 million in 2003. The aggregate amount of our sales to these affiliates was P.1,483.6 million in 2005, P.1,022.0 million in 2004 and P.708.6 million in 2003. We believe that the prices paid in these transactions are comparable to those that would be obtained in arm's length negotiations with unaffiliated parties.

From time to time we make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. Some of these transactions are described below.

- In April 2006, we announced that América Móvil and we had together entered into an agreement with Verizon to acquire through an equally-owned joint venture Verizon's 28.5% equity interest in CANTV for an aggregate purchase price of U.S.$676.6 million in cash.
- In January 2006, together with Alcatel and SBC International, we acquired an aggregate 51% interest in the capital stock of 2Wire.
- In April 2004, we acquired a 60% indirect interest in Techtel from América Móvil for U.S.$75 million.
- We own a 45% interest in Grupo Telvista S.A. de C.V. together with our affiliates, América Móvil (45%) and Grupo Financiero Inbursa (10%).
- We owned a 50% interest in Technology and Internet LLC, a company that invests in e-commerce enterprises in the United States and Latin America. We made this investment together with our affiliates, América Móvil (40.3%) and a subsidiary of Grupo Financiero Inbursa (9.7%). On June 21, 2005, we sold our entire interest in Technology and Internet LLC to Grupo Condumex.
- We owned approximately 25.6 million shares of common stock of MCI. Other parties that may be deemed to be under common control with us held an additional interest. In May 2005, we and the other parties that may be deemed to be under common control with us sold all shares held.

We also pay fees to Carso Global Telecom and SBC International for consulting and management services, pursuant to agreements with each party negotiated on behalf of us by a special committee of directors unaffiliated with any of the parties. The current agreement with Carso Global Telecom was

renewed for the period beginning January 1, 2006, and the current agreement with SBC International was renewed for the period beginning December 31, 2005, each on substantially similar terms to prior agreements. We paid to both companies an aggregate amount of U.S.$39 million in 2005, U.S.$29 million in 2004 and U.S.$29 million in 2003.

Certain executives of our affiliates periodically use our corporate airplane for business and personal purposes.

Transactions between Telmex and América Móvil

América Móvil has a variety of contractual relationships with us and with our subsidiaries. Because both we and América Móvil, the leading wireless operator that was established in a spin-off from us in 2000, provide telecommunications services in the same geographical markets, we have extensive operational relationships. These include interconnection between our respective networks; use by América Móvil of our private circuits; our provision of long distance service to América Móvil's customers; use of facilities, particularly for the co-location of equipment on premises we own; and use by each of the services provided by the other. These operational relationships are subject to a variety of agreements, which for the most part were in place prior to the spin-off and were not significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. Interconnection fees represent the largest component of amounts paid under these agreements. In 2005, the aggregate amount we paid América Móvil for interconnection fees totaled P.11,370 million, and the aggregate amount paid to us by América Móvil totaled P.6,018 million, primarily for use of our private circuits and long distance services. The terms of the arrangements with América Móvil are generally similar to those on which each company does business with other, unaffiliated parties.

In addition, we distribute América Móvil's handsets and prepaid cards on commercial terms similar to those given to other cellular distributors.

Transactions between Embratel and Related Parties

Embratel engages in a variety of transactions in the ordinary course of business with our subsidiaries and with other companies that may be deemed to be under common control with us.

Embratel completes international traffic from our subsidiaries and subsidiaries of América Móvil in Mexico, Chile and Argentina. Our subsidiaries and subsidiaries of América Móvil in Mexico, Chile and Argentina complete international traffic from Embratel.

Because both Embratel and América Móvil's subsidiary, Telecom Americas S.A., which operates under the brand Claro, provide telecommunications services in the same geographical markets, they have extensive operational relationships. Embratel originates mobile domestic and international long distance traffic from Claro and terminates mobile domestic and international long distance traffic to Claro. Embratel also transports Claro's traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. In June 2005, Embratel entered into a settlement agreement to settle disputes relating to co-billing and other matters with Claro in the amount of P.125.2 million (U.S.$11.7 million). The terms of this settlement agreement were comparable to those of the settlement agreements entered into by Embratel to settle similar disputes with other fixed and mobile telecommunications operators since 2004.

The terms of Embratel's arrangements with our subsidiaries and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

In November 2004, Embratel's principal operating subsidiary entered into a U.S.$75 million loan agreement with Banco Inbursa, S.A., *Institución de Banca Múltiple, Grupo Financiero Inbursa*, a subsidiary of Grupo Financiero Inbursa. Though the loan was scheduled to mature in December 2005, Banco Inbursa and Embratel agreed to extend the maturity of U.S.$25 million of the loan to November 2006. The loan bears interest at a spread of 0.9% above LIBOR.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See *Item 18. Financial Statements* and pages F-1 through F-73.

LEGAL PROCEEDINGS

Telmex

There were a number of pending proceedings before the Mexican courts in which we or our competitors had challenged determinations or regulations issued by Cofetel, most of which were withdrawn as a result of December 2000 agreements with certain competitors. We are also involved in legal proceedings in the ordinary course of our business, none of which is material. In addition, we are in the process of appealing various proceedings brought by our competitors alleging anticompetitive practices by us before competition authorities in Mexico. The proceedings could result in fines by the authorities and subsequent civil actions by our competitors, but we believe that a negative outcome of these proceedings would not be material on an aggregate basis.

The Mexican Social Security Institute (*Instituto Mexicano del Seguro Social*) conducted an audit of our social security obligations for the period from 1997 through 2001. Following the audit, we were ordered to pay a total of approximately P.330 million (nominal value) consisting of past due obligations, penalties and accrued interest as of July 2, 2003. We have appealed these rulings to the Federal Administration and Taxation Court (*Tribunal Federal de Justicia Fiscal y Administrativa*) and, in accordance with Mexican law, have deposited a bond guaranteeing the amount alleged to be owed. Although we believe the basis for our appeal is well founded, there can be no assurance that we will prevail.

Embratel

Embratel has a substantial amount of tax-related and other contingencies. See Note 12 to our audited consolidated financial statements. Although Embratel believes the cases to which these contingencies relate are well founded, there is no guarantee that it will prevail in these cases.

Brazilian Value-Added Goods and Services Tax (ICMS)

Embratel has received a number of tax assessments for underpayment of ICMS and improper use of ICMS credits on international outbound traffic and certain bundled services that Embratel considers exempt or non-taxable for ICMS purposes. Embratel recorded a provision for P.1,722 million for losses considered probable, which includes the addition of P.970,000 in 2005 based on adverse decisions and the advice of Embratel's legal advisers. Embratel did not record a provision for P.8.1 billion, which corresponds to the claims in which Embratel expects to prevail.

Vésper, Vésper São Paulo and Telmex do Brasil have received similar ICMS tax assessments. Embratel has recorded a provision for P.71.9 million for losses considered probable, but did not record a provision for P.138.4 million, which corresponds to the claims in which Embratel expects to prevail.

In July 2002, Star One received two assessments by the tax authorities in the state of Rio de Janeiro for payment of ICMS in the amount of approximately P.1.1 billion related to Internet services and satellite use. In March 2004, Star One was required to pay approximately P.91.0 million in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Star One determined that it faces little risk of losing these suits so it has not recorded a provision for such amounts in its financial statements.

Income Tax on Inbound International Income

Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency, or SRF, assessed Embratel approximately P.1.3 billion for failing to pay the related income tax for the years 1996 and 1997. Embratel's appeal of this decision is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P.295 million after a partial payment made by Embratel. Embratel considers the probability of loss unlikely, so no provisions have been recorded in the financial statements for the claim.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, the SRF issued a tax claim against Embratel totaling approximately P.728 million for payment of PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Embratel's management evaluated the probability of a loss, and determined that no provision would be recorded in the financial statements for the claim.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a P.1,565 million claim against Embratel related to the COFINS exemption on the exportation of telecommunications services for revenues through the end of 1999. Embratel argued that the government auditor made several errors in the computation of this tax and, consequently, this tax was later reduced by approximately P.1,007 million. A new decision at the administrative level has restated this tax to an amount of approximately P.1,083 million. Embratel has appealed this decision to a higher administrative level, and this appeal is still pending.

Disputes with Third Parties

Embratel is involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and Embratel may lose at least some of the cases. Embratel has recorded a provision of P.544 million (restated) for unfavorable rulings.

Other Tax Contingencies

Other tax claims have been brought against Embratel and certain subsidiaries regarding social security requirements, the National Social Security Fund and the Fund for Universal Telecommunications Services. Embratel has recorded a provision for P.89 thousand for losses considered probable but did not record a provision for P.1,222 thousand, which corresponds to the claims in which Embratel expects to prevail.

DIVIDENDS

We have paid cash dividends on our shares each year since 1958. The table below sets forth the nominal amount of dividends paid per share in each year indicated, in pesos and translated into U.S. dollars at the exchange rate on each of the respective payment dates. The figures below have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

Year ended December 31,	Pesos per Share	Dollars per Share
2005	P. 0.3700	U.S.$ 0.0340
2004	0.3325	0.0294
2003	0.3025	0.0278
2002	0.2725	0.0280
2001	0.2450	0.0265

Since 1998, we have paid dividends quarterly. The dividends from earnings in a given year are determined at the annual meeting of shareholders in April of the following year, and paid in June, September and December of such following year and in March of the year after that. In April 2004, we declared a dividend of P.0.340 per share, which we paid in equal installments of P.0.085 per share in June 2004, September 2004, December 2004 and March 2005. In April 2005, we declared a dividend of P.0.380 per share, which we paid in equal installments of P.0.095 per share in June 2005, September 2005, December 2005 and March 2006. In April 2006, we declared a dividend of P.0.41 per share, which will be payable in equal installments of P.0.1025 per share in June 2006, September 2006, December 2006 and March 2007.

The declaration, amount and payment of dividends are determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and will depend on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. Accordingly, we cannot assure you that we will continue to pay dividends or that future dividends will be comparable to historical dividends. Our bylaws provide that holders of the AA Shares, the A Shares and the L Shares share equally on a per-share basis in dividend payments and other distributions.

Item 9. The Offer and Listing

TRADING MARKET

The L Share ADSs, each representing 20 L Shares of Telmex, are issued by JPMorgan Chase Bank, N.A., or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange and listed on the Frankfurt Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the *Mercado de Valores Latinoamericano* (Latibex) in Madrid, Spain.

The A Share ADSs, each representing 20 A Shares of Telmex, are issued by the Depositary, as depositary for the A Share ADSs. The A Shares are traded on the Mexican Stock Exchange, and the sponsored A Share ADSs are quoted on the NASDAQ SmallCap Market. Trading has ceased with respect to the unsponsored A Share ADSs.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

	Mexican Stock Exchange (pesos per L Share)		New York Stock Exchange (U.S. dollars per L Share ADS)	
	High	Low	High	Low
Annual highs and lows				
2005	P. 13.27	P. 8.92	U.S.$ 24.79	U.S.$ 16.49
2004	10.81	8.66	19.27	15.06
2003	9.53	7.48	17.25	14.42
2002	9.31	6.59	20.53	13.35
2001	8.45	6.90	18.52	13.74
Quarterly highs and lows				
2006:				
First quarter	P. 13.73	P. 11.50	U.S.$ 26.04	U.S.$ 22.08
2005:				
First quarter	10.87	9.41	20.16	17.15
Second quarter	10.09	8.92	18.98	16.49
Third quarter	11.38	9.98	21.27	18.80
Fourth quarter	13.27	10.53	24.79	19.49
2004:				
First quarter	9.78	9.20	17.86	16.56
Second quarter	10.35	9.17	18.41	15.80
Third quarter	9.60	8.66	16.53	15.06
Fourth quarter	10.81	9.07	19.27	16.13
Monthly highs and lows				
2006:				
January	P. 13.73	P. 12.22	U.S.$ 26.04	U.S.$ 23.50
February	12.43	11.50	23.87	22.08
March	12.81	11.88	23.44	22.24
April	12.63	11.53	22.90	20.78
May	12.73	11.17	23.29	19.79
2005:				
December	13.27	11.87	24.79	22.81

The table below sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the high and low bid prices for A Share ADSs published by NASDAQ. Bid prices published by NASDAQ for the A Share ADSs are inter-dealer quotations and may not reflect actual transactions. Prices have not been restated in constant currency units, but have been adjusted to give effect to the two-for-one stock split that occurred in 2005.

	Mexican Stock Exchange (pesos per A Share)		NASDAQ (U.S. dollars per A Share ADS)	
	High	Low	High	Low
Annual highs and lows				
2005	P. 13.25	P. 8.97	U.S.$ 24.50	U.S.$ 16.40
2004	10.80	8.62	19.25	15.01
2003	9.50	7.48	17.25	14.26
2002	9.28	6.50	20.50	13.25
2001	8.44	6.93	18.40	13.43
Quarterly highs and lows				
2006:				
First quarter	P. 13.69	P. 11.46	U.S.$ 25.92	U.S.$ 21.36
2005:				
First quarter	10.88	9.33	20.15	17.01
Second quarter	10.04	8.97	19.99	16.40
Third quarter	10.92	9.84	21.88	18.83
Fourth quarter	13.25	10.57	24.50	19.33
2004:				
First quarter	9.81	9.15	17.73	16.50
Second quarter	10.33	9.20	18.38	15.65
Third quarter	9.65	8.62	16.47	15.01
Fourth quarter	10.80	9.09	19.25	16.03
Monthly highs and lows				
2006:				
January	P. 13.69	P. 12.24	U.S.$ 25.92	U.S.$ 23.30
February	12.25	11.46	23.68	21.70
March	12.80	11.77	23.64	21.36
April	12.41	11.52	22.92	20.73
May	12.65	11.30	23.17	19.53
2005:				
December	13.25	12.00	24.50	22.61

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 26 brokerage firms, which are exclusively authorized to trade on the Mexican Stock Exchange. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are open between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through American Depositary Shares) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of Telmex, are on deposit with S.D. Indeval, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10. Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of Mexican law and our bylaws. The full text of our bylaws has been filed as an exhibit to this Annual Report. For a description of the provisions of our bylaws relating to our Board of Directors, committees of the Board of Directors and statutory auditors, see *Item 6. Directors and Officers of Registrant.*

Mexican Securities Market Law

On December 30, 2005, a new Mexican Securities Market Law was enacted and published in the Official Gazette. The new law will be effective 180 days (late June 2006) following its publication and in some cases will allow an additional period of 180 days (late December 2006) for Mexican issuers to adopt the new corporate governance requirements in the new law. The new law will introduce significant changes to the current regime in which issuers operate, including:

- the establishment of the *sociedad anónima bursátil*, a separate corporate form of organization for issuers with stock registered with the CNBV and listed on the Mexican Stock Exchange, which provides for a new set of corporate governance requirements;
- the redefinition of the functions and structure of the board of directors, including (i) increasing the number of members of the board of directors (up to 21, with independent members comprising at least 25%) and (ii) requiring that the status of members of the board of directors as independent be determined by the shareholders' meeting, subject to the CNBV's authority to challenge such determination;
- the application of a legal framework to the chief executive officer (*director general*) and executive officers (*directivos relevantes*) entrusted with the day-to-day management of the issuer;
- the adoption of a clear definition of fiduciary duties, including but not limited to the duty of care and the duty of loyalty, for members of the board of directors and its secretary, the chief executive officer and other executive officers;
- the increase in liability for members of the board of directors and its secretary with respect to the operations and performance of the issuer, including (i) payment of damages and losses resulting from the breach of their duty of care or loyalty and (ii) criminal penalties from 1 to 12 years of imprisonment for certain illegal acts involving willful misconduct. Civil actions under (i) may be brought by the issuer or by shareholders that represent 5% or more of the capital stock of the issuer; and criminal actions under (ii) may only be brought by the Mexican Ministry of Finance, after consultation with the CNBV;
- the elimination of the requirement that the issuer have a statutory auditor and the delegation of specific obligations of corporate governance and oversight to the audit committee, the corporate practices committee and the external auditors;
- the requirement that all the members of the audit and corporate practices committees be independent as such term is defined under the new law, except with respect to the corporate practices committee in the case of issuers like us that have a controlling shareholder;

- the enhancement of the functions and responsibilities of the audit committee, including (i) the evaluation of the performance of the external auditors, (ii) the review and discussion of the financial statements of the issuer and the conveyance to the board of directors of the committee's recommendations regarding the approval of such financial statements, (iii) the surveillance of internal controls and internal audit procedures of the issuer, (iv) the reception and analysis of recommendations and observations regarding the committee's functions by the shareholders, members of the board of directors and senior management, and the authority to act upon such recommendations and observations, (v) the authority to call a shareholders' meeting and to contribute to the meeting's agenda and (vi) the oversight of the execution of resolutions enacted at meetings of shareholders or the board of directors;
- the requirement that the shareholders' meeting approve all transactions that represent 20% or more of the consolidated assets of the issuer within a given fiscal year; and
- the inclusion of a new set of rules requiring an issuer to obtain prior authorization from the CNBV to effect public offerings of securities and tender offers.

Organization and Register

Telmex is a *sociedad anónima de capital variable* organized in Mexico under the Mexican Companies Law (*Ley General de Sociedades Mercantiles*). It is registered with the Public Registry of Commerce of Mexico City under the number 5229. Under the new Mexican Securities Market Law, Telmex will adopt the corporate form of *sociedad anónima bursátil de capital variable*, which will require it to adhere to the new requirements described above.

Purpose

Our corporate purpose is to construct, install, maintain and operate a public telephony and telecommunications network to transmit voice, sound, data, text and images through local and domestic and international long distance telecommunications services.

Share Capital

Our capital stock comprises Series AA Shares, Series A Shares and Series L Shares, all such shares without par value. All of the outstanding shares are fully paid and non-assessable.

AA Shares and A Shares have full voting rights. Holders of L Shares may vote only in limited circumstances as described under —*Voting Rights*. The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. The AA Shares, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. See — *Limitations on Share Ownership*.

Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of our outstanding capital stock or less than 51% of our combined AA Shares and A Shares. As of December 31, 2005, the AA Shares represented 36.8% of our outstanding capital stock and 94.4% of our combined AA Shares and A Shares.

Each L Share is exchangeable at the option of the holder for one AA Share by delivering the L Share certificate to our treasury for cancellation and receiving the corresponding AA Share certificate. The right to exchange is subject to limitations on non-Mexican ownership of AA Shares and to the requirement that the AA Shares and A Shares together may never represent more than 51% of our outstanding capital stock. As of December 31, 2005, the AA Shares and A Shares together represented 39.0% of our outstanding capital stock.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the extension of Telmex's term of duration;
- the transformation of Telmex from one type of company to another;
- any merger in which Telmex is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex;
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and
- any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

- who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and
- whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders' meetings may be called by the Board of Directors, its chairman, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Under the new Mexican Securities Market Law, however, if Telmex were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale. As of December 31, 2005, Telmex had 10,162.3 million repurchased L Shares and 24.6 million repurchased A Shares in its treasury.

Limitations on Share Ownership

Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors, including telephone services, is regulated by the Foreign Investment Law and the Regulations thereunder. The National Commission on Foreign Investment is responsible for administration of the Foreign Investment Law and Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted..

Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10, 1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and accordingly are not subject to Mexican ownership restrictions. The A Shares are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot under Mexican law own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors.

Pursuant to the Foreign Investment Law and Regulations, we have registered any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment.

In addition, pursuant to the Foreign Investment Law and Regulations, our Mexican shareholders retain the power to determine our administrative control and management.

Foreign states are prohibited under the General Communications Law from directly or indirectly owning shares of Telmex. The Telecommunications Regulations provide, however, that foreign state-owned enterprises organized as separate entities with their own assets may own minority interests in Telmex or any number of shares with limited voting rights. Ownership of A Shares or L Shares by such foreign state-owned companies, or by pension or retirement funds organized for the benefit of employees of state, municipal or other Mexican governmental agencies, is not considered direct or indirect ownership by foreign states for the purposes of the General Communications Law.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition or transfer by us of more than 10% of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the new Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, Telmex will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (i) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, Telmex will be required to create a trust for a period of six months, into which Telmex will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit committee, our Board of Directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (*i.e.*, 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights he may have,

including any rights under the U.S. securities laws, with respect to his investment in Telmex. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex's existence under the bylaws is 100 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders' meeting. The shareholders' meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. The ordinary shareholders' meeting held on March 30, 2006 approved up to an additional P.15 billion to be used for share repurchases. Such funds may be used for the repurchase of shares through the Mexican Stock Exchange. In the event that we repurchase shares, our shareholders' equity will be reduced automatically in an amount equal to the assumed par value of each repurchased share. However, if repurchased shares are held as treasury stock, our capital stock will be reduced automatically in an amount equal to the assumed par value of each repurchased share, pending future sales thereof on the Mexican Stock Exchange or cancellation. Our capital stock is automatically increased upon the resale of such shares in an amount equal to their assumed par value. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

Conflict of interest. Shareholders with conflicting interests with Telmex with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex's may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The case law concerning fiduciary duties of directors has not been developed and has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders' meeting unless they meet certain procedural requirements, as described above under *—Shareholders' Meetings*. As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of Civil Liabilities

Telmex is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in *Item 4. Information on the Company—Mexican Operations—Regulation.*

Our agreements with related parties are described in *Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.*

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the Mexican government will maintain its current foreign exchange policies. See *Item 3. Key Information—Exchange Rates.*

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended recently by an additional protocol that entered into force on July 3, 2003 (the "Tax Treaty"). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this Annual Report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*) and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold the shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "nonresident holder").

For purposes of Mexican taxation, the definition of residency is highly technical and residency results in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it is incorporated under the laws of Mexico or if it has established its headquarters in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in *—U.S. Federal Income Tax Considerations*) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of his shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, and (ii) appoint a representative in Mexico for taxation purposes.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to the of L Shares, A Shares, AA Shares, L Share ADSs, or A Share ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Under current Mexican law and regulations, there is no basis for the Mexican tax authorities to impose taxes on income realized by a nonresident holder from a disposition of shares or ADSs, provided that (i) the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange, the Frankfurt Stock Exchange, NASDAQ and the *Mercado de Valores Latinoamericanos en Euros* (LATIBEX), and (ii) certain other requirements are met. In addition, income realized by a nonresident holder from tendering shares or ADSs pursuant to a public tender offer may be exempt from Mexican taxation, provided that certain requirements are met. Sales or other dispositions of shares or ADSs carried out in other circumstances generally are subject to Mexican tax, except to the extent that a nonresident holder is eligible for benefits under an income tax treaty to which Mexico is a party.

For nonresident corporations and individuals that do not meet the requirements mentioned above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the profits obtained from the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in *—U.S. Federal Income Tax Considerations*) from the sale or other disposition of shares, even if the sale or disposition is not

carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a "U.S. holder" is a holder of shares or ADSs that is:

- a citizen or resident of the United States of America;
- a corporation organized under the laws of the United States of America or any state thereof; or
- otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

Each U.S. holder should consult such holder's own tax adviser concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term "dividends" to mean distributions paid out of our current or accumulated earnings and profits with respect to shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. *Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.*

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss realized by a

U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of L Shares or A Shares, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, L Shares or A Shares.

Exchange of Shares

A U.S. holder's exchange of A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged A Shares. An exchanging U.S. holder's holding period for the L Shares will include the holding period such U.S. holder had in the A Shares before such shares were exchanged.

A U.S. holder's exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder's holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

- establishes that it is a corporation or other exempt holder; or
- provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder of shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

- such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or
- in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

CORPORATE GOVERNANCE PRACTICES

Pursuant to Section 303A.11 of the Listed Company Manual of the New York Stock Exchange (NYSE) and Rule 4350(a)(1) of the NASDAQ Stock Market, Inc. (NASDAQ) Marketplace Rules, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE and NASDAQ listing standards.

The table below discloses the significant differences between our corporate governance practices and the NYSE and NASDAQ standards.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Director Independence. *Majority of board of directors must be independent. "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.01*	***Director Independence.*** *Majority of board of directors must be independent and directors deemed independent must be identified in a listed company's proxy statement (or annual report on Form 10-K or 20-F if the issuer does not file a proxy statement). "Controlled companies," which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. Rules 4350(c)(1) & (c)(5)*	***Director Independence.*** Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a Board of Directors of no more than 20 members, 25% of whom must be independent. Certain persons are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the new Mexican Securities Market Law, our shareholders' meeting is required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.
Executive Sessions. *Non-management directors must meet regularly in executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03*	***Executive Sessions.*** *Independent directors must meet regularly in executive sessions at which only independent directors are present. Rule 4350(c)(2)*	***Executive Sessions.*** Our non-management directors have not held executive sessions without management in the past, and under our bylaws and applicable Mexican law, they are not required to do so.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Nominating/Corporate Governance Committee. *Nominating/corporate governance committee of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from these requirements. §303A.04*	***Nominating Committee.*** *Director nominees must be selected, or recommended for the board's selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. "Controlled companies" are exempt from this requirement. Rules 4350 (c)(4)(A)-(B) & (c)(5)*	***Nominating Committee.*** We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function. We have an executive committee, an audit committee, a financial planning committee and a corporate practices committee, which together perform corporate governance functions. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Compensation Committee. *Compensation committee of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. "Controlled companies" are exempt from this requirement. §303A.05*	***Compensation Committee.*** *CEO compensation must be determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or a majority of the independent directors and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. "Controlled companies" are exempt from this requirement. Rules 4350 (c)(3)(A)-(B) & (c)(5)*	***Compensation Committee.*** We are not required to have a compensation committee. We have a corporate practices committee, which assists our Board of Directors in evaluating and compensating our senior executives. All of the members of the corporate practices committee are independent. As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.
Audit Committee. *Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06, 303A.07*	***Audit Committee.*** *Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 4350(d)*	***Audit Committee.*** We have an audit committee of three members. Each member of the audit committee is independent, as independence is defined under the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Our audit committee operates primarily pursuant to (1) a written charter adopted by our Board of Directors and (2) Mexican law. For a detailed description of the duties of our audit committee, see *Item 6. Directors and Officers of Registrant—Audit Committee.*

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Equity Compensation Plans. *Equity compensation plans require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03*	***Equity Compensation Plans.*** *Equity compensation plans require shareholder approval, subject to limited exemptions. Rule 4350(i)(1)(A)*	***Equity Compensation Plans.*** Shareholder approval is expressly required under Mexican law for the adoption and amendment of an equity-compensation plan. Such plans should provide for equal treatment of all executives.
Shareholder Approval for Issuance of Securities. *Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d)*	***Shareholder Approval for Issuance of Securities.*** *Issuances of securities (1) that will result in a change of control of the issuer, (2) in connection with certain acquisitions of the stock or assets of another company or (3) in connection with certain transactions other than public offerings require shareholder approval. Rules 4350(i)(1)(B)-(D)*	***Shareholder Approval for Issuance of Securities.*** Mexican law and our bylaws require us to obtain shareholder approval of the issuance of equity securities. Treasury stock, however, may be issued by the Board of Directors without shareholder approval.
Code of Business Conduct and Ethics. *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10*	***Code of Business Conduct and Ethics.*** *Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver and the reasons for such waiver for directors or executive officers. The code must include an enforcement mechanism. Rule 4350(n)*	***Code of Business Conduct and Ethics.*** We have adopted a code of ethics, which has been accepted by all of our directors and executive officers and other personnel. A copy of our code of ethics is available on our website: www.telmex.com.
Conflicts of Interest. *Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b)*	***Conflicts of Interest.*** *Appropriate review of all related party transactions for potential conflict of interest situations and approval by an audit committee or another independent body of the board of directors of such transactions is required. Rule 4350(h)*	***Conflicts of Interest.*** In accordance with Mexican law and our bylaws, the audit committee must provide an opinion regarding any transaction with a related party that is outside of the ordinary course of business, which transactions must be approved by the Board of Directors. Pursuant to the new Mexican Securities Market Law, our Board of Directors will establish certain guidelines regarding related party transactions that do not require Board approval.

NYSE Standards	NASDAQ Standards	Our Corporate Governance Practices
Solicitation of Proxies. *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.00 & 402.04*	***Solicitation of Proxies.*** *Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NASDAQ. Rule 4350(g)*	***Solicitation of Proxies.*** We are not required under Mexican law to solicit proxies or provide proxy materials for meetings of shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote by proxy. Under the deposit agreement relating to our ADSs, holders of our ADSs receive notices of shareholders' meetings and, where applicable, instructions on how to vote at the shareholders' meeting either in person or through a person having a proxy specifically designated by the shareholder. Under the new Mexican Securities Market Law, we will have to make available proxy materials.
	Peer Review. *A listed company must be audited by an independent public accountant that (i) has received an external quality control review by an independent public accountant ("peer review") that determines whether the auditor's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed or (ii) is enrolled in a peer review program and within 18 months receives a peer review that meets acceptable guidelines. Rule 4350(k)*	***Peer Review.*** Under Mexican law we must be audited by an independent public accountant that has received a "quality control review" as defined by the CNBV. Mancera, S.C., a member practice of Ernst & Young Global, our independent auditor, is not subject to "peer review" as such term is defined in Marketplace Rule 4350(k).

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we have been required to make filings with the SEC by electronic means since November 2002. Any filings we make electronically will be available to the public over the Internet at the SEC's website at www.sec.gov and at our website at www.telmex.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this Annual Report.)

Item 11. Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to market risk from changes in currency exchange rates and changes in interest rates.

Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2005, indebtedness denominated in foreign currencies was P.83,059 million, of which P.81,978 million was denominated in U.S. dollars, P.497 million was denominated in Brazilian *reais* and P.584 million was denominated in other foreign currencies.

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.44,383 million of indebtedness bearing interest at floating rates at December 31, 2005. In 2002, we began entering into interest rate swaps under which we pay fixed-rate interest in pesos and receive floating-rate interest in pesos. In 2003, we began entering into U.S. dollar-denominated interest rate swaps under which we pay fixed-rate interest in U.S. dollars and receive floating-rate interest in U.S. dollars. See *Item 5. Operating and Financial Review and Prospects—Hedging*.

We regularly assess our exposure and monitor opportunities to manage these risks, for example, through the use of financial instruments. From time to time we use financial instruments to manage our market risk exposures. Since late 2001, we have entered into hedging transactions with respect to our U.S. dollar-denominated indebtedness. We use these transactions, which may be foreign exchange forward exchange and option contracts, to hedge against changes in the exchange rate between the U.S. dollar and the Mexican peso. See *Item 5. Operating and Financial Review and Prospects—Hedging*.

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2005 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.1,299 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.511 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in pesos of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair market value of financial instruments held at December 31, 2005 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.2,354 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2005, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.542 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which

financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Antonio del Valle Ruíz, the president of our audit committee and one of our alternate directors, has financial experience as required by the mandate of our audit committee. Our Board of Directors has determined that Mr. del Valle Ruíz is an audit committee financial expert. Mr. del Valle Ruíz, who studied accounting at the *Escuela Bancaria y Comercial*, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 35 years. Mr. del Valle Ruíz is independent, as independence is defined under the Mexican Securities Market Law and the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See *Item 6. Directors and Officers of Registrant—Audit Committee.*

Item 16B. Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to all our personnel, including our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions. Our code of ethics is available on our website at www.telmex.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the fiscal years ended December 31, 2005 and 2004:

	Year ended December 31,	
	2005	2004
	(in thousands of constant pesos as of December 31, 2005)	
Audit fees	P. 53,395	P. 42,089
Audit-related fees	2,669	2,156
Tax fees	1,050	2,421
All other fees	510	991
Total fees	P. 57,624	P. 47,657

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed for services related to compliance with SEC requirements and review of reports on our operations submitted to Cofetel.

Tax fees in the above table are fees billed for tax compliance services.

All other fees in the above table are fees billed primarily related to the evaluation of the security of our information technology.

Audit Committee Approval Policies and Procedures

Our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit committee, which include statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2005:

Year ended December 31, 2005	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share	Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	103,200,000	P. 10.41	103,200,000	P. 10.41	P. 7,323,819
February 1-28	171,000,000	10.90	115,000,000	10.92	6,063,469
March 1-31	98,568,600	10.48	98,568,600	10.48	5,028,589
April 1-30	148,800,000	9.48	115,600,000	9.46	9,935,320
May 1-31	177,026,600	9.66	123,000,000	9.67	8,745,347
June 1-30	126,433,400	10.11	118,160,000	10.10	7,528,029
July 1-31	143,880,000	10.41	119,380,000	10.40	6,285,899
August 1-31	224,338,100	10.33	170,338,100	10.31	4,522,722
September 1-30	120,653,280	10.64	120,653,280	10.64	3,233,726
October 1-31	157,934,700	11.01	157,934,700	11.01	1,477,922
November 1-30	147,310,700	11.48	147,310,700	11.48	9,785,424
December 1-31	261,476,600	12.65	188,476,600	12.61	P. 7,407,409
Total/Average	1,880,621,980	P. 10.74	1,577,621,980	P. 10.73	

(1) We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 303 million L Shares were purchased by our affiliated purchasers in 2005. These shares were purchased through open-market transactions.

(2) We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 28, 2005, our shareholders authorized an additional P.6,000 million for the repurchase of L Shares and A Shares, and on November 28, 2005, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2005:

Year ended December 31, 2005	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share	Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program	Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	193,200	P. 10.45	193,200	P. 10.45	P. 7,323,819
February 1-28	367,000	11.01	367,000	11.01	6,063,469
March 1-31	129,760	10.75	129,760	10.75	5,028,589
April 1-30	2,400	9.65	2,400	9.65	9,935,320
May 1-31	38,200	9.84	38,200	9.84	8,745,347
June 1-30	2,369,100	10.15	2,369,100	10.15	7,528,029
July 1-31	40,000	10.20	40,000	10.20	6,285,899
August 1-31	730,200	10.34	730,200	10.34	4,522,722
September 1-30	552,900	10.46	552,900	10.46	3,233,726
October 1-31	1,465,300	11.15	1,465,300	11.15	1,477,922
November 1-30	168,100	11.54	168,100	11.54	9,785,424
December 1-31	143,900	12.77	143,900	12.77	P. 7,407,409
Total/Average	6,200,060	P. 10.61	6,200,060	P. 10.61	

(1) No A Shares were purchased by us or our affiliated purchasers in 2005 other than through our share repurchase program.

(2) We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 28, 2005, our shareholders authorized an additional P.6,000 million for the repurchase of L Shares and A Shares, and on November 28, 2005, our shareholders authorized an additional P.10,000 million for the repurchase of L Shares and A Shares.

(3) This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-73, incorporated herein by reference.

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

1.1 Amended and restated bylaws (estatutos sociales) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004 (File No. 1-10749) filed on June 27, 2005).

2.1 L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).

2.2 Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).

2.3 Loan Agreement, dated as of October 20, 2005, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc., as Mandated Lead Arrangers and Joint Bookrunners.

3.1 Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).

4.1 Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.2 Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).

4.3 Management Services Agreement dated January 2, 2006 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).

4.4 Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).

4.5 Amendment, dated January 4, 2006, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6 Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon's current report on Form 8-K filed on April 11, 2005).

7.1 Calculation of ratios of earnings to fixed charges.

8.1 List of subsidiaries of Teléfonos de México, S.A. de C.V.

12.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1 Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the SEC upon its request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Teléfonos de México, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A. de C.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A. de C.V. and its subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 19).

Mancera, S.C.
A Member Practice of
Ernst & Young Global

/s/ C.P.C. Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico
March 6, 2006, except for Notes 2 and 15 g),
as to which the date is April 7, 2006, and Notes
6 and 19, as to which the date is May 19, 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands of Mexican pesos, except earnings per share, with purchasing power at December 31, 2005)

	Year ended December 31, 2005	2004	2003	Millions of U.S. dollars, except for earnings per share 2005
Operating revenues:				
Local service	P. 58,463,788	P. 58,849,658	P. 58,554,187	$ 5,458
Long-distance service:				
Domestic	36,941,452	25,723,325	19,444,962	3,449
International	13,171,081	12,292,311	11,365,394	1,230
Interconnection service	18,394,291	19,852,955	19,092,393	1,717
Corporate networks	18,419,987	13,713,249	9,272,779	1,720
Internet	11,066,790	8,078,452	5,559,942	1,033
Other	6,490,715	6,167,462	5,665,197	606
	162,948,104	144,677,412	128,954,854	15,213
Operating costs and expenses:				
Cost of sales and services	33,857,753	32,466,073	31,242,696	3,161
Commercial, administrative and general expenses	27,397,844	23,182,109	18,806,075	2,558
Transport and interconnection	28,581,832	20,602,693	13,498,816	2,668
Depreciation and amortization (Notes 4 to 6) (includes P. 22,418,752 in 2005, P. 22,270,006 in 2004 and P. 21,174,141 in 2003, not included in cost of sales and services)	24,416,503	23,711,593	22,492,283	2,280
	114,253,932	99,962,468	86,039,870	10,667
Operating income	48,694,172	44,714,944	42,914,984	4,546
Comprehensive financing cost:				
Interest income	(3,810,289)	(3,080,578)	(3,249,657)	(356)
Interest expense	7,339,696	6,196,196	6,003,161	685
Exchange loss (gain), net	3,786,885	(26,989)	3,405,311	354
Monetary gain, net	(1,980,392)	(2,944,460)	(1,795,569)	(185)
	5,335,900	144,169	4,363,246	498
Income before income tax and employee profit sharing	43,358,272	44,570,775	38,551,738	4,048
Provisions for (Note 16):				
Income tax	11,560,649	12,773,678	11,146,309	1,079
Employee profit sharing	2,863,685	2,916,174	2,809,923	268
	14,424,334	15,689,852	13,956,232	1,347
Income before equity interest in net income (loss) of affiliates	28,933,938	28,880,923	24,595,506	2,701
Equity interest in net income (loss) of affiliates	64,852	(118,681)	(194,224)	6
Net income	P. 28,998,790	P. 28,762,242	P. 24,401,282	$ 2,707
Distribution of net income:				
Majority interest	P. 28,179,868	P. 28,412,238	P. 24,401,282	$ 2,631
Minority interest	818,922	350,004		76
	P. 28,998,790	P. 28,762,242	P. 24,401,282	$ 2,707
Majority net income per share:				
Basic	P. 1.231	P. 1.188	P. 0.980	$ 0.115
Diluted	P. 1.231	P. 1.185	P. 0.953	$ 0.115

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31, 2005	December 31, 2004	Millions of U.S. Dollars 2005
Assets			
Current assets:			
Cash and cash equivalents	P. 23,211,062	P. 21,181,620	$ 2,167
Marketable securities and instruments available for sale (Note 2)	53,231	6,350,398	5
Accounts receivable, net (Note 3)	29,084,746	31,111,367	2,716
Inventories for sale, net	1,136,062	1,400,643	106
Prepaid expenses and others	1,942,173	2,063,153	181
Total current assets	55,427,274	62,107,181	5,175
Plant, property and equipment, net (Note 4)	150,576,771	156,385,258	14,058
Inventories, primarily for operation of the telephone plant, net	2,252,484	2,258,814	210
Licenses, net (Note 5)	4,044,129	3,960,104	378
Equity investments (Note 6)	804,102	820,026	75
Net projected asset (Note 7)	22,477,390	26,475,834	2,099
Deferred taxes (Note 16)	5,787,981	5,507,050	540
Goodwill, net (Note 6)	8,185,154	3,908,870	764
Deferred charges, net	433,871		41
Total assets	P.249,989,156	P.261,423,137	$ 23,340
Liabilities and stockholders' equity			
Current liabilities:			
Short-term debt and current portion of long-term debt (Note 8)	P. 14,595,193	P. 13,633,823	$ 1,363
Accounts payable (Note 10)	16,628,350	18,593,940	1,552
Accrued liabilities (Note 14)	9,928,831	8,563,516	927
Taxes payable	1,684,301	7,185,469	157
Deferred credits (Note 9)	1,941,812	2,135,899	181
Total current liabilities	44,778,487	50,112,647	4,180
Long-term debt (Note 8)	76,363,502	79,405,691	7,130
Labor obligations (Note 7)	1,994,601	1,782,000	186
Deferred taxes (Note 16)	15,504,902	18,704,438	1,448
Total liabilities	138,641,492	150,004,776	12,944
Stockholders' equity (Note 15)			
Capital stock:			
Historical	275,564	295,811	26
Restatement increment	27,260,384	28,638,468	2,545
	27,535,948	28,934,279	2,571
Premium on sale of shares	19,376,394	19,376,394	1,809
Retained earnings:			
Prior years	96,939,692	88,698,475	9,051
Current year	28,179,868	28,412,238	2,631
	125,119,560	117,110,713	11,682
Other accumulated comprehensive income items	(70,592,522)	(68,425,630)	(6,591)
Majority stockholders' equity	101,439,380	96,995,756	9,471
Minority interest	9,908,284	14,422,605	925
Total stockholders' equity	111,347,664	111,418,361	10,396
Total liabilities and stockholders' equity	P.249,989,156	P.261,423,137	$ 23,340

The accompanying notes are an integral part of these financial statements

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Financial Position
(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31, 2005	2004	2003	Millions of U.S. Dollars 2005
Operating activities:				
Net income	P. 28,998,790	P. 28,762,242	P. 24,401,282	$ 2,707
Add (deduct) items not requiring the use of resources:				
Depreciation	23,527,412	23,355,040	22,279,384	2,197
Amortization	889,091	356,553	212,899	83
Deferred charges	307,201			28
Deferred taxes	(2,413,754)	(2,804,444)	664,668	(225)
Equity interest in net (income) loss of affiliates	(64,852)	118,681	194,224	(6)
Net period cost of labor obligations	4,558,900	4,536,578	5,317,246	426
	55,802,788	54,324,650	53,069,703	5,210
Changes in operating assets and liabilities				
Decrease (increase) in:				
Marketable securities	285,146	7,656,680	(6,203,639)	27
Accounts receivable	2,389,141	(1,040,184)	1,004,913	223
Inventories for sale	(813,334)	(331,863)	294,258	(76)
Prepaid expenses and others	353,422	421,271	(195,534)	33
(Decrease) increase in:				
Labor obligations:				
Contributions to trust fund	(59,390)	(1,703,980)	(8,690,846)	(6)
Payments to employees	(219,292)	(4,978,683)	(4,517,144)	(20)
Accounts payable and accrued liabilities	(724,699)	1,205,497	(3,162,669)	(68)
Taxes payable	(5,609,232)	7,364,018	(3,158,266)	(524)
Deferred credits	(194,086)	57,218	108,846	(18)
Resources provided by operating activities	51,210,464	62,974,624	28,549,622	4,781
Financing activities:				
New loans	24,853,458	49,663,829	38,543,552	2,320
Repayment of loans	(19,419,419)	(43,510,325)	(40,662,892)	(1,813)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(7,524,295)	(7,204,781)	2,024,109	(702)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(17,531,094)	(14,356,239)	(12,480,440)	(1,637)
Conversion of debt into common shares		6,983,525		
Increase in capital stock and retained earnings due to stock options exercised		574,659	53,333	
Cash dividends paid	(8,556,115)	(8,415,449)	(8,285,207)	(799)
Minority interest	1,011,037			95
Resources used in financing activities	(27,166,428)	(16,264,781)	(20,807,545)	(2,536)
Investing activities:				
Plant, property and equipment	(23,435,831)	(20,235,836)	(10,786,870)	(2,188)
Instruments available for sale	7,153,690	(7,153,690)		668
Inventories for operation of the telephone plant	(3,056)	(763,138)	(257,584)	
Subsidiaries and affiliated companies, net	(5,259,914)	(13,160,744)	(41,022)	(491)
Initial cash from investments in subsidiaries	125,701	4,848,776		12
Other investments	(595,184)	(138,136)		(56)
Resources used in investing activities	(22,014,594)	(36,602,768)	(11,085,476)	(2,055)
Net increase (decrease) in cash and cash equivalents	2,029,442	10,107,075	(3,343,399)	190
Cash and cash equivalents at beginning of year	21,181,620	11,074,545	14,417,944	1,977
Cash and cash equivalents at end of year	P. 23,211,062	P. 21,181,620	P. 11,074,545	$ 2,167

The accompanying notes are an integral part of these financial statements.

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2005 and 2004

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2005)

	Capital stock						Premium on sale of shares
	Series "AA"		Series "A"		Series "L"		
	Number	Amount	Number	Amount	Number	Amount	
Balances at January 1, 2003	8,272	P.15,227,438	578	P.1,246,974	16,704	P.14,820,095	P.12,403,257
Appropriation of earnings approved at regular stockholders' meeting held in April 2003:							
Cash dividends paid at P. 0.334 per share (P. 0.303 historical)							
Increase in legal reserve							
Cash purchase of Company's own shares			(8)	(17,018)	(1,336)	(1,187,200)	
Stock options exercised (Note 17)					8	7,673	
Initial accumulated effect of vacation provisions, net of deferred taxes							
Conversion of A shares to L shares			(40)	(88,630)	40	88,630	
Comprehensive income:							
Net income for the year							
Other comprehensive income items:							
Effect of labor obligations, net of deferred taxes							
Surplus from holding non-monetary assets, net of deferred taxes							
Comprehensive income							
Balances at December 31, 2003	8,272	15,227,438	530	1,141,326	15,416	13,729,198	12,403,257
Appropriation of earnings approved at regular stockholders' meeting held in April 2004:							
Cash dividends paid at P. 0.351 per share (P. 0.333 historical)							
Increase in legal reserve							
Cash purchase of Company's own shares			(3)	(7,326)	(1,416)	(1,242,526)	
Debt converted into common shares					778	10,388	6,973,137
Stock options exercised (Note 17)					88	75,781	
Excess in purchase price over book value of acquired shares of companies under common control							
Minority interest							
Conversion of AA shares to L shares	(145)	(268,964)			145	268,964	
Conversion of A shares to L shares			(23)	(45,937)	23	45,937	
Comprehensive income:							
Net income for the year							
Other comprehensive income items:							
Effect of instruments available for sale							
Loss for the year							
Effect of translation of foreign entities, net							
Deficit from holding non-monetary assets, net of deferred taxes							
Comprehensive income							
Balances at December 31, 2004	8,127	14,958,474	504	1,088,063	15,034	12,887,742	19,376,394
Initial accumulated effect of swaps, net of deferred taxes							
Appropriation of earnings approved at regular stockholders' meeting held in April 2005:							
Cash dividends paid at P. 0.376 per share (P. 0.370 historical)							

Increase in legal reserve							
Cash purchase of Company's own shares			(6)	(13,374)	(1,614)	(1,384,957)	
Excess of book value over sale price of shares sold to companies under common control							
Gain on sale of entities under common control							
Acquisition of minority interest and contribution of minority stockholders							
Conversion of AA shares to L shares	(12)	(22,527)			12	22,527	
Conversion of A shares to L shares			(19)	(40,591)	19	40,591	
Comprehensive income:							
Net income for the year							
Other comprehensive income items:							
Effect of instruments available for sale							
Gain for the year							
Gain on sale recognized in income							
Effect of market value of swaps, net of deferred taxes							
Effect of translation of foreign entities, net							
Deficit from holding non-monetary assets, net of deferred taxes							
Comprehensive income							
Balances at December 31, 2005 (Note 15)	8,115	P.14,935,947	479	P.1,034,098	13,451	P.11,565,903	P.19,376,394

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2005 and 2004
(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2005)

	Retained earnings							
	Legal reserve	Unappropriated	Total	Other accumulated comprehensive income items	Majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
Balances at January 1, 2003	P.17,287,377	P. 88,902,806	P.106,190,183	P. (80,761,266)	P. 69,126,681			P. 69,126,681
Appropriation of earnings approved at regular stockholders' meeting held in April 2003:								
Cash dividends paid at P. 0.334 per share (P. 0.303 historical)		(8,285,207)	(8,285,207)		(8,285,207)			(8,285,207)
Increase in legal reserve	788,815	(788,815)						
Cash purchase of Company's own shares		(11,276,222)	(11,276,222)		(12,480,440)			(12,480,440)
Stock options exercised (Note 17)		45,660	45,660		53,333			53,333
Initial accumulated effect of vacation provisions, net of deferred taxes		(773,414)	(773,414)		(773,414)			(773,414)
Conversion of A shares to L shares								
Comprehensive income:								
Net income for the year		24,401,282	24,401,282		24,401,282		P.24,401,282	24,401,282
Other comprehensive income items:								
Effect of labor obligations, net of deferred taxes				11,801,619	11,801,619		11,801,619	11,801,619
Surplus from holding non-monetary assets, net of deferred taxes				2,729,333	2,729,333		2,729,333	2,729,333
Comprehensive income							P.38,932,234	
Balance at December 31, 2003	18,076,192	92,226,090	110,302,282	(66,230,314)	86,573,187			86,573,187
Appropriation of earnings approved at regular stockholders' meeting held in April 2004:								
Cash dividends paid at P. 0.351 per share (P. 0.333 historical)		(8,415,449)	(8,415,449)		(8,415,449)			(8,415,449)
Increase in legal reserve	540,627	(540,627)						

Cash purchase of Company's own shares		(13,106,387)	(13,106,387)		(14,356,239)			(14,356,239)
Debt converted into common shares					6,983,525			6,983,525
Stock options exercised (Note 17)		498,878	498,878		574,659			574,659
Excess in purchase price over book value of acquired shares of companies under common control		(580,849)	(580,849)		(580,849)			(580,849)
Minority interest						P.12,775,745		12,775,745
Conversion of AA shares to L shares								
Conversion of A shares to L shares								
Comprehensive income:								
Net income for the year		28,412,238	28,412,238		28,412,238	350,004	P.28,762,242	28,762,242
Other comprehensive income items:								
Effect of instruments available for sale								
Loss for the year				(1,141,668)	(1,141,668)		(1,141,668)	(1,141,668)
Effect of translation of foreign entities, net				794,940	794,940	2,073,418	2,868,358	2,868,358
Deficit from holding non-monetary assets, net of deferred taxes				(1,848,588)	(1,848,588)	(776,562)	(2,625,150)	(2,625,150)
Comprehensive income							P.27,863,782	
Balance at December 31, 2004	18,616,819	98,493,894	117,110,713	(68,425,630)	96,995,756	14,422,605		111,418,361
Initial accumulated effect of swaps, net of deferred taxes				315,408	315,408			315,408
Appropriation of earnings approved at regular stockholders' meeting held in April 2005:								
Cash dividends paid at P. 0.376 per share (P. 0.370 historical)		(8,556,115)	(8,556,115)		(8,556,115)			(8,556,115)
Increase in legal reserve	609,181	(609,181)						
Cash purchase of Company's own shares		(16,132,763)	(16,132,763)		(17,531,094)			(17,531,094)
Excess of book value over sale price of shares sold to companies under								

common control		(97,304)	(97,304)		(97,304)			(97,304)
Gain on sale of entities under common control		1,109,305	1,109,305		1,109,305	(1,109,305)		
Acquisition of minority interest and contribution of minority stockholders		3,505,856	3,505,856	156,144	3,662,000	(2,925,353)		736,647
Conversion of AA shares to L shares								
Conversion of A shares to L shares								
Comprehensive income:								
Net income for the year		28,179,868	28,179,868		28,179,868	818,922	P.28,998,790	28,998,790
Other comprehensive income items:								
Effect of securities available for sale:								
Gain for the year				1,643,022	1,643,022		1,643,022	1,643,022
Gain on sale recognized in income				(501,354)	(501,354)		(501,354)	(501,354)
Effect of market value of swaps, net of deferred taxes				(165,288)	(165,288)		(165,288)	(165,288)
Effect of translation of foreign entities, net				343,371	343,371	378,001	721,372	721,372
Deficit from holding non-monetary assets, net of deferred taxes				(3,958,195)	(3,958,195)	(1,676,586)	(5,634,781)	(5,634,781)
Comprehensive income							P.25,061,761	
Balance at December 31, 2005 (Note 15)	P.19,226,000	P.105,893,560	P.125,119,560	P. (70,592,522)	P.101,439,380	P. 9,908,284		P.111,347,664

The accompanying notes are an integral part of these financial statements.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico. However, as a result of a number of business acquisitions throughout Latin America, starting in 2004, the Company also provides its services in Argentina, Brazil, Chile, Colombia and Peru.

TELMEX obtains its revenues primarily from telecommunications services, including, among others, domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators', cellular telephone companies' and local service operators' networks with the TELMEX local network. The Company also obtains revenues from other activities related to its telephone operations, such as the sale of advertising in the published telephone directory and the sale of telephone equipment.

An analysis of the principal subsidiaries and affiliated companies of TELMEX at December 31, 2005 and 2004 is as follows:

Company	Country	Equity interest % at December 31 2005	2004
Subsidiaries:			
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0	100.0
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0	100.0
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Embratel Participações S.A.	Brazil	97.3[1]	90.3[1]
Empresa Brasileira de Telecomunicações S.A.	Brazil	96.3[1]	89.2[1]
Star One S.A.	Brazil	77.1[2]	71.4[2]
Telmex do Brasil Ltda.	Brazil	97.3[2]	100.0
Telmex Chile Holding S.A.	Chile	100.0	100.0

(1) Corresponds to controlling interests. At December 31, 2005, TELMEX holds 72.3% of total outstanding shares of Embrapar (33.6% in 2004).
(2) Indirect controlling interest.
(3) Corresponds to the direct ownership percentage of Embrapar in Net, thus TELMEX's effective indirect ownership in Net is 26.8%.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Company	Country	Equity interest % at December 31 2005	2004
Subsidiaries (continued):			
Telmex Corp. S.A. (formerly Chilesat Corp. S.A.)	Chile	99.7	99.3
Techtel LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0	83.4
Telmex Argentina, S.A.	Argentina	100.0	100.0
Metrored Telecomunicaciones S.R.L.	Argentina	100.0	83.4
Telmex Colombia S.A.	Colombia	100.0	100.0
Telmex Perú S.A.	Peru	100.0	100.0
Affiliated companies:			
Net Serviços de Comunicação S.A.	Brazil	37.1[3]	
Grupo Telvista, S.A. de C.V.	Mexico	45.0	45.0
Technology and Internet LLC	U.S.A.		50.0

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a ceiling determined by the Federal Telecommunications Commission (COFETEL). During the last five years, TELMEX management decided not to raise its rates for basic services.

Empresa Brasileira de Telecomunicações S.A. (Embratel) provides domestic and international long-distance services, data transmission, among other services and Star One S.A. (Star One), a subsidiary of Embratel, provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL). The concession for domestic and international long-distance services is in force through December 31, 2025 and may be renewed upon expiration. The concession for satellite use is in force through December 31, 2020 and may be renewed upon expiration.

The rest of the countries operate under concessions and government licenses.

II. Significant Accounting Policies

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in Mexico. The significant accounting policies and practices followed in the preparation of the financial statements are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of acquired subsidiaries and affiliate were included in the Company's financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest refers to certain foreign subsidiaries in which the Company does not hold all of the shares.

The financial statements of the subsidiaries located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles generally accepted in Mexico.

All balance sheet amounts, except for stockholders' equity, were translated at the prevailing exchange rate at year-end; stockholders' equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

The translation into Mexican pesos is carried out after the related balances or transactions have been restated based on the inflation rate of the country in which the subsidiary operates.

Exchange differences and the monetary position effect derived from intercompany monetary items were not eliminated from the consolidated statements of income.

Translation differences are included in the caption *Effect of translation of foreign entities* and are included in stockholders' equity as part of the caption *Other comprehensive income items.*

The financial statements at December 31, 2004 of the subsidiaries abroad were restated to constant pesos as of December 31, 2005 based on the inflation rate in Mexico. The effect of inflation and exchange differences were immaterial.

b) Recognition of revenues

Revenues are recognized at the time services are provided and are subject to management's estimates at the date of the financial statements. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues from prepaid internet plans are recorded as the service is provided.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2005. The December 31, 2005 restatement factors applied to the financial statements for the years ended December 31, 2004 and 2003 were 1.0333 and 1.0869, corresponding to the percentages of inflation for the periods from January 1 2005 and 2004 through December 31, 2005, respectively, based on the Mexican National Consumer Price Index (NCPI) published by Banco de México (the Central Bank).

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using adjustment factors based on the inflation rate of each country.

Capital stock, premium on sale of shares, retained earnings and other accumulated comprehensive income items were restated using adjustment factors obtained from the NCPI.

The deficit from restatement of stockholders' equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P.14,044,319, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders' equity as part of the caption *Other comprehensive income items*.

The net monetary gain of each year is included in the statement of income as a part of the comprehensive financing cost. The net monetary gain represents the effect of inflation on monetary assets and liabilities.

The statement of changes in financial position is prepared in conformity with Mexican accounting Bulletin B-12, *Statement of Changes in the Financial Position*, based on financial statements expressed in constant pesos. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In conformity with this bulletin, monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operating activities.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents consist basically of time deposits in financial institutions with original maturities of 90 days or less.

In April 2004, the Mexican Institute of Public Accountants (MIPA) issued amendments to Bulletin C-2, *Financial Instruments*. The adoption of Bulletin C-2 is compulsory beginning on January 1, 2005, although earlier adoption was recommended. Such amendments establish that, unlike the previous Bulletin C-2, changes in the fair value of instruments classified as available-for-sale are to be disclosed in stockholders' equity, until such instruments are sold.

The Company adopted the provisions of this new accounting pronouncement in 2004, which gave rise to a charge to stockholders' equity of P.1,141,668 in the caption *Other accumulated comprehensive income items*.

Marketable securities are represented by equity securities and corporate bonds for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the fair value of marketable securities are recognized in results of operations.

e) Allowance for doubtful accounts

Company policy is to provide for doubtful accounts basically on the balance of accounts receivable more than 90 days old.

f) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the stockholders' equity of investees at the time such results are determined (see Note 6).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

g) Goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. As of January 1, 2005, the date on which Bulletin B-7 went into force, goodwill is no longer amortized, but rather is subject to periodic impairment valuations and adjustments. Through December 31, 2004, goodwill was amortized using the straight-line method over periods of 5 to 20 years (see paragraph s below).

h) Licenses

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each license over periods of 5 to 29 years.

i) Impairment of assets

Effective January 1, 2004, the Company adopted the requirements of Mexican accounting Bulletin C-15, *Accounting for the Impairment or Disposal of Long-Lived Assets*, issued by the MIPA in March 2003.

Bulletin C-15 establishes that if there are any indications of impairment in the value of long-lived assets, the recovery value of the related asset should be determined based on the asset's net selling price and its value in use computed based on discounted cash flow. An impairment loss is recognized if the net carrying amount of the asset exceeds the recovery value.

The application of this new pronouncement had no effect on the Company's results of operations or on its financial position.

j) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences are charged or credited to income.

k) Labor obligations

Pension, seniority premium, medical assistance plan and termination costs are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7). Through December 31, 2004, termination payments were charged to results of operations, if and when the expense was incurred (see paragraph s below).

l) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

When the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision is recognized as a financial expense.

Contingent liabilities are recognized only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

m) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the date of the financial statements, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

n) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, *Comprehensive Income,* issued by the MIPA, comprehensive income consists of current year net income plus the effects in the period of deferred taxes, labor obligations, the translation of financial statements of foreign entities, minority interest, the result from holding non-monetary assets, the changes in the fair value of instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders' equity.

o) Earnings per share

The Company determined earnings per share by dividing majority net income by the weighted average number of shares issued and outstanding during the period. The diluted earnings per share was determined by adjusting earnings per share for the effect of the shares that may be delivered (potentially dilutive shares) (see Note 15), as specified in Mexican accounting Bulletin B-14, *Earnings per Share.*

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

p) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

q) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

r) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which TELMEX operates, in conformity with the requirements of Mexican accounting Bulletin B-5, *Financial Information by Segment*, issued by the MIPA (see Note 18).

s) New accounting pronouncements

The following new pronouncements entered into force in 2005:

Business acquisitions

In May 2004, the MIPA issued Mexican accounting Bulletin B-7, *Business Acquisitions*. The adoption of Bulletin B-7 is compulsory beginning on January 1, 2005. Bulletin B-7 addresses the financial accounting and reporting for business and affiliate acquisitions and requires that all business combinations be accounted for using only the purchase method. Bulletin B-7 also eliminates the amortization of goodwill. In accordance with this new pronouncement, the acquisition of minority interest is considered as a transaction between entities under common control, and requires that any difference between the purchase price and the carrying value of the net assets acquired has to be recognized as an equity transaction.

The adoption of this new accounting pronouncement gave rise to a decrease of approximately P.191,000 in the Company's operating expenses for 2005, due to the proscription of the amortization of goodwill, and the benefit due to the reversal of negative goodwill of P.42,427 derived from AT&T assets acquired in 2004. Should the Company have adopted this new accounting pronouncement in 2004, net income for such period would have increased by P.158,785.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as hedging derivatives at fair value (forwards) and cash flow hedges (interest-rate swaps). Through December 31, 2004, gains or losses on such contracts were charged or credited to income as incurred, and presented net of the loss or gain being hedged.

As of January 1, 2005, due to the adoption of new Bulletin C-10, *Accounting for Derivative Instruments and Hedging Activities,* issued by the MIPA in April 2004, the Company modified its accounting policies for valuing and recognizing hedges. Gains or losses resulting from changes in the fair value of hedges are charged or credited to income in the period in which they are incurred, together with the gains or loss of the hedged asset or liability.

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in *Other accumulated comprehensive income items* in stockholders' equity while the ineffective portion of the gain or loss is reported in net income. The effectiveness of the derivatives is determined at the time when they are defined as derivatives. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and include in the hedging documentation the changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%. The adoption of this new Bulletin gave rise to a credit to income of P.125,872, and a credit to stockholders' equity of P.315,408, both net of deferred taxes. Should the Company have adopted this new accounting pronouncement in 2004, considering that the criterion for the recording of hedges would have been met, the net income for such period would have decreased by P.55,654.

Labor obligations

In January 2004, the MIPA issued the revised accounting Bulletin D-3, *Labor Obligations*. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called "other post-retirement benefits and the reduction and early extinguishment of such benefits", as well as rules applicable to employee termination pay. The adoption of these new rules was compulsory beginning on January 1, 2005. The adoption of this accounting pronouncement gave rise to an increase of P.139,520 in the Company's operating expenses for 2005 (see Note 7).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Pro forma financial data

The following pro forma financial data for 2004 is based on the Company's historical financial statements, adjusted to give effect to the new accounting pronouncements described above.

	Unaudited pro forma for the year ended December 31, 2004
Majority net income	P. 28,473,193
Earnings per share (in Mexican pesos):	
Basic	1.191
Diluted	1.187

Standard regulations of the Mexican Financial Information Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

On January 1, 2006, the requirements of the CINIF went into effect and replace the standards previously issued by the MIPA. The adoption of these new rules will have no effect on the Company's financial statements.

t) Convenience translation

United States dollar amounts as of December 31, 2005 shown in the financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of December 31, 2005, as a matter of mathematical computation only, at an exchange rate of P.10.7109 to U.S.$ 1.00, the December 31, 2005 exchange rate. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at this or any other rate.

u) Reclassifications

Certain amounts in the 2004 financial statements as originally issued have been reclassified for uniformity of presentation with the 2005 financial statements.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

2. Marketable Securities and Instruments Available for Sale

An analysis of the Company's investments in financial instruments at December 31, 2005 and 2004 is as follows:

	2005		2004	
	Cost	Market value	Cost	Market value
Marketable securities				
Shares	P. 420,478	P. 185	P. 640,536	P. 216,614
Corporate bonds	47,017	53,046	62,269	121,763
	467,495	53,231	702,805	338,377
Instruments available for sale				
MCI shares			7,153,690	6,012,021
Total	P. 467,495	P. 53,231	P. 7,856,495	P. 6,350,398

Marketable securities

At December 31, 2005, the net unrealized loss on marketable securities was P. 414,264 (P. 364,428 in 2004). The realized loss on the sale of shares in 2005 was P. 68,334 (P. 1,435,723 in 2004 and P.713,469 in 2003). The realized gain on the exchange and sale of bonds in 2005 was P. 11,095.

On April 21, 2004, the Company converted P. 7,153,690 (USD 597.9 million) (market value) in bonds issued by MCI Inc. (MCI) (nominal amount of USD 1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that recently emerged from Chapter 11 proceedings under the U.S. bankruptcy code. In 2004, the conversion of MCI bonds gave rise to a realized gain of P. 2,083,009 that was recognized in comprehensive financing cost and which corresponds to the difference between the original cost and the market value of the bonds at the time of their conversion.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Instruments available for sale

On April 9, 2005, TELMEX and other related parties entered into an agreement to sell their MCI shares to Verizon Communications Inc. (Verizon). On May 17, 2005, Verizon paid USD 25.72 in cash per share of MCI common stock, for a total purchase price of P. 7,827,033. Also, TELMEX stood to receive from Verizon an additional cash payment provided that Verizon's share price exceeded USD 35.52 for a specific period of time, which ended prior to April 9, 2006; TELMEX did not receive any cash as Verizon's share price did not exceed that price in such period. In 2005, TELMEX recognized a gain of P. 501,354 as a result of the sale of these shares, which was recognized in Comprehensive financing cost.

In 2005 and 2004, TELMEX received dividends from MCI of P. 118,741 and P. 243,030, respectively, which were recognized in the caption *Comprehensive financing cost.*

3. Accounts Receivable

An analysis of accounts receivable is as follows:

	2005	2004
Customers	P.31,440,845	P.34,998,753
Net settlement receivables	2,367,194	2,289,448
Related parties	368,895	322,998
Other	2,467,735	5,598,354
	36,644,669	43,209,553
Less:		
Allowance for doubtful accounts	7,559,923	12,098,186
Total	P.29,084,746	P.31,111,367

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Beginning balance at January 1	P.12,098,186	P.2,383,453	P.2,094,523
Effect of translation	517,965		
	12,616,151	2,383,453	2,094,523
Effect of acquired companies	4,596	9,785,478	
Increase through charge to expenses	2,629,458	1,914,171	1,051,492
Increase through charge to other accounts		614,139	440,919
Monetary loss	(149,440)	(491,887)	(87,886)
Charges to allowance [(1)]	(7,540,842)	(2,107,168)	(1,115,595)
Ending balance at December 31	P.7,559,923	P.12,098,186	P.2,383,453

(1) In 2005 corresponds primarily to charges made by Embratel.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

4. Plant, Property and Equipment

(a) Plant, property and equipment consist of the following:

	2005	2004
Telephone plant and equipment	P.328,376,010	P.327,735,942
Land and buildings	43,598,783	42,539,602
Computer equipment and other assets	56,512,748	55,538,298
	428,487,541	425,813,842
Less:		
Accumulated depreciation	286,522,446	273,358,263
Net	141,965,095	152,455,579
Construction in progress and advances to equipment suppliers	8,611,676	3,929,679
Total	P.150,576,771	P.156,385,258

Constructions in progress increased from 2004 to 2005 primarily due to new construction in Embratel and Star One.

Embratel's construction in progress refers to new projects to expand its telephone plant. Accumulated costs of such projects at December 31, 2005 aggregate P. 2,736,658. These projects are scheduled to be completed and transferred to the plant during the first half of 2006.

Star One increased its constructions in progress by P. 1,496,452 due to its commencing construction of satellite C-2 in 2005 and the increase in the investment in progress of satellite C-1; satellites C-2 and C-1 are scheduled to enter into orbit in 2007 and 2006, respectively. The total amount of these contracts is P. 4,360,407 and the balance of these projects recorded in constructions in progress at December 31, 2005 aggregates P. 2,759,268.

Included in plant, property and equipment are the following assets held under capital leases:

	2005	2004
Assets under capital leases	P.3,165,354	P.4,318,019
Less accumulated depreciation	1,321,551	1,522,928
	P.1,843,803	P.2,795,091

b) Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (CNBV).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Effective January 1, 1997, Bulletin B-10 eliminated the use of appraisals for the restatement of plant, property and equipment. At December 31, 2005 and 2004, this caption was restated in each country, as follows:

- The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).
- The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

At December 31, 2005, approximately 60% (61% in 2004) of the value of the plant, property and equipment has been restated using specific indexation factors.

c) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 16.7%. The rest of the Company's assets are depreciated at rates ranging from 3.3% to 33.3%. Depreciation charged to expenses was P. 23,527,412 in 2005, P. 23,355,040 in 2004 and P.22,279,384 in 2003.

5. Licenses

An analysis of licenses and its amortization at December 31, 2005 and 2004 is as follows:

	2005	2004
Investment	P.5,455,661	P.4,355,102
Accumulated amortization	1,411,532	394,998
Net	P.4,044,129	P.3,960,104

TELMEX has concessions to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications at a cost of P. 890,943.

In 2004, as a result of the Company's acquisition of foreign entities, TELMEX acquired software licenses and licenses for use of point-to-point and point-to-multipoint links.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of changes in this item in 2005, 2004 and 2003 is as follows:

	Balance at January 1, 2005	Effect of translation	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2005
Investment	P.4,355,102	P.301,731	P. 203,644	P. 595,184	P.5,455,661
Accumulated amortization	394,998	163,334		853,200	1,411,532
Net	P.3,960,104	P.138,397	P. 203,644	P. (258,016)	P.4,044,129

	Balance at January 1, 2004	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2004
Investment	P.890,943	P.3,326,023	P. 138,136	P.4,355,102
Accumulated amortization	252,984		142,014	394,998
Net	P.637,959	P.3,326,023	P. (3,878)	P.3,960,104

	Balance at January 1, 2003	Effect of acquired companies	Investment and amortization of the year	Balance at December 31, 2003
Investment	P.890,943	P.	P.	P. 890,943
Accumulated amortization	208,410		44,574	252,984
Net	P.682,533	P.	P. (44,574)	P. 637,959

Other deferred charges were amortized by P.78,318, P.55,754 and P. 59,463 in 2005, 2004 and 2003, respectively.

6. Equity Investments

In 2005, TELMEX acquired several subsidiaries and an affiliate in Latin America. The results of operations of the new subsidiaries were incorporated into the Company's financial statements in the month following the acquisition date.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

	Values at acquisition date						
	Net January 2005	Net March 2005	Net May 2005	Others July 2005	Primesys November 2005	Net December 2005	Total
Current assets	P.4,499,240	P.4,025,888	P.4,316,011	P.226	P.341,378	P.5,035,047	
Fixed assets	3,600,495	3,515,401	3,360,048		290,996	3,365,797	
Licenses	9,482	9,163	9,598		203,642	9,846	
Less:							
Current liabilities	8,658,395	2,358,147	1,559,085	621	132,735	1,912,541	
Long-term liabilities:	2,266,189	5,762,533	5,810,113		7,182	5,869,506	
Fair value of net assets acquired	(2,815,367)	(570,228)	316,459	(395)	696,099	628,643	
% of equity acquired	1.56%	46.7%	0.23%	100%	100%	0%	
Net assets acquired	(43,920)	(266,296)	728	(395)	696,099		P.386,216
Amount paid	237,704	3,369,897	20,807	11,335	1,148,453	153,882	4,942,078
Goodwill	P.281,624	P.3,636,193	P.20,079	P.11,730	P.452,354	P.153,882	P.4,555,862

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

I. Investments in affiliates

An analysis of the equity investment in affiliated companies at December 31, 2005 and 2004, and a brief description is as follows:

	2005	2004
Equity investments in:		
Grupo Telvista, S.A. de C.V.	P.381,157	P.398,806
Technology and Internet, LLC		203,522
Net Serviços de Comunicação S.A.	230,344	
Other	192,601	217,698
	P.804,102	P.820,026

Grupo Telvista (Mexico and U.S.)

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V., whose principal asset is Telvista, Inc. that provides telemarketing services in the U.S.A. In June 2004, the Company made a capital contribution to this company of P.54,530 so as to maintain its historical percentage equity interest.

Technology and Internet (U.S. and Latin America)

On June 21, 2005, the Company sold its 50% equity interest in Technology and Internet LLC to Grupo Condumex, S.A. de C.V., an entity under common control, for P. 43,446, which is lower than book value. Such sale gave rise to a charge of P. 97,304 to stockholders' equity.

Net (Brazil)

In 2005 and in accordance with the agreements entered into by and between TELMEX and Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, "Globo"), TELMEX acquired an equity interest in Net Serviços de Comunicação S.A. (Net), which is the largest cable television operator in Brazil.

The total cost of these transactions was P. 3,782,290 (USD 326.3 million). The Company's total direct and indirect equity interest in Net was 37.1%, which was transferred to Embratel as described below in Investments in subsidiaries.

On May 18, 2006, Embratel acquired (i) in exchange for R$240.9 million, an additional 5.0% interest in Net from Globo Comunicações e Participações S.A. and one of its subsidiaries, thereby raising the total direct and indirect equity interest of Embrapar in Net to 42.1%, and (ii) in exchange for R$69.3 million, the rights of Globo Comunicações e Participações S.A. to acquire additional shares of Net which, when exercised by Embratel on June 19, 2006, will give Embrapar an additional interest of up to 1.0% in Net (depending on the exercise of preemptive rights by Net's remaining shareholders).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Total equity investments in affiliated companies during 2003 aggregated P.36,763 (USD 3 million), mostly engaged in telecommunications companies.

TELMEX's equity interest in the results of operations of affiliated companies represented a credit to operations of P. 64,852 in 2005 (charges of P. 118,681 and P. 194,224 in 2004 and 2003, respectively).

2Wire (USA)

In December 2005, through an agreement with TELMEX and Alcatel USA (Alcatel) and SBC International, Inc. (AT&T), the Company agreed to invest in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S. 2Wire provides internet, telephone and entertainment services for broadband applications. TELMEX will acquire an 18.5% equity interest in 2Wire for USD 87.8 million, and AT&T will pay TELMEX USD 26.05 million to acquire, through a prepaid call option, a 5.5% equity interest in 2Wire in the future, under certain terms and conditions. On January 27, 2006, the closing of the aforementioned transaction took place.

An analysis of goodwill at December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Beginning balance	P.3,908,870	P. 88,949	P. 197,811
Negative goodwill charged to income	42,427		
	3,951,297	88,949	197,811
Goodwill generated	4,555,862	3,978,706	
Amortization		(158,785)	(108,862)
Purchase adjustments	(322,005)		
Ending balance	P.8,185,154	P.3,908,870	P. 88,949

II. Investments in subsidiaries

Investments in 2004

In 2004, TELMEX acquired several Latin American subsidiaries.

All acquisitions were recorded using the purchase method. An analysis of the purchase price of the net assets acquired per company based on fair values is as follows:

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Values at acquisition date						
	Holding companies of Embrapar July 2004	Embrapar December 2004	Chilesat April 2004	Chilesat June 2004	Techtel (1) and Metrored April and June 2004	Assets of AT&T February 2004	Total
Current assets	P. 13,433,979	P. 17,912,518	P. 576,587	P. 645,592	P. 171,921	P. 855,988	
Fixed assets	24,009,740	25,283,120	794,121	803,226	453,096	1,978,204	
Licenses		3,078,576			66,271	181,176	
Less:							
Current liabilities	6,862,360	15,796,114	962,358	1,038,874	247,989	393,371	
Long-term liabilities:	27,615,787	10,386,531	384,644	391,254	253,121	283,948	
Fair value of net assets acquired	2,965,572	20,091,569	23,706	18,690	190,178	2,338,049	
% of equity acquired	100%	14.31%	40%	59.28%	85.99%(2)	100%	
Net assets acquired	2,965,572	2,875,104	9,482	11,079	163,531	2,338,049	P. 8,362,817
Amount paid	4,655,967	3,161,239	612,399	904,445	1,304,043	2,284,203	12,922,296
Goodwill generated	1,690,395	286,135	602,917	893,366	1,140,512	(53,846)	4,559,479
Less goodwill charged to stockholders' equity					580,773		580,773
Goodwill generated, net	1,690,395	286,135	602,917	893,366	559,739	(53,846)	3,978,706
Amortization of the period	33,243	1,187	17,088	22,474	7,263	(11,419)	69,836
Goodwill, net	P. 1,657,152	P. 284,948	P. 585,829	P. 870,892	P. 552,476	P. (42,427)	P. 3,908,870

(1) The figures of Techtel are presented at book value.
(2) This is the weighted average of the 80% and 95% equity interest acquired of Techtel and Metrored, respectively.

TELMEX determined the fair value of fixed assets by means of appraisals preformed by independent experts and the estimate of their value in use.

Embrapar and Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired for P. 4,655,967 (USD400 million) all of MCI's direct and indirect holdings in Startel Participações Ltda and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004 TELMEX, through a public offering of P. 3,161,239 (USD 271.6 million), acquired an additional 14.3% interest in Embrapar, increasing its ownership to 90.3% of the voting shares and to 33.6% of total outstanding shares of Embrapar. Embrapar, in turn, holds 98.8% of the capital stock of Embratel.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Chilesat (Chile)

In April 2004, TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for P. 612,399 (USD 47 million). Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 TELMEX purchased for P. 904,445 (USD 67 million) an additional 59.3% interest, increasing its ownership of Chilesat to 99.3%.

Techtel (Argentina)

In April 2004, Telmex acquired an 80% equity interest in Techtel-LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provide telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for P. 872,994 (USD 75 million), and the remaining 20% equity interest was acquired from Intelec, S.A. for P. 290,998 (USD 25 million). Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to stockholders' equity.

Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was P. 140,051 (USD 12 million).

AT&T Latin America Corp. assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp., a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was P. 2,284,203 (USD 196.3 million).

Pro Forma Financial Data

The following pro forma unaudited combined financial data for 2004 and 2003 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and the immediately preceding year and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Unaudited Pro forma combined TELMEX for the years ended December 31	
	2004	2003
Operating revenues	P.164,731,185	P.166,624,360
Majority net income	28,493,164	24,803,522
Earnings per share (in Mexican pesos):		
Basic	1.192	0.996
Diluted	1.188	0.969

Investments in 2005

Embrapar (Brazil)

From March through May 2005, TELMEX contributed P. 6,959,322 (USD 611.5 million) for the capital increase of its subsidiary Embratel Participações S.A. (Embrapar), increasing its ownership to 95.1% of the voting shares and 63.9% of total outstanding shares (90.3% and 33.6%, respectively, at December 31, 2004). Minority shareholders contributed P. 1,011,037 (USD 88 million) during the same period, giving rise to an increase in stockholders' equity.

On October 24, 2005, TELMEX contributed all the capital stock of Telmex do Brasil Ltda. (Telmex do Brasil) to Embrapar and its 37.1% investment in the capital stock of Net, increasing its ownership in Embrapar to 97.3% of the voting shares and 72.3% of total outstanding shares. The transaction was carried through the merger of Atlantis Holdings do Brasil and Latam do Brasil Participações S.A.; such companies previously held the capital stock of Telmex do Brasil and Net, respectively. Such transaction gave rise to a favorable effect per dilution of P.1,109,305, which was recognized in majority stockholders' equity.

Primesys (Brazil)

In November 2005, Embratel purchased from Portugal Telecom do Brasil S.A. all the shares of Primesys Soluções Empresariais S.A (Primesys) for P.1,148,453 (R$250.8 million). Primesys provides value-added services in Brazil, such as communication solutions and outsourcing.

Goodwill generated on the aforementioned acquisition is subject to change, since the Company has not concluded the determination of the fair value of acquired assets and liabilities.

Techtel (Argentina)

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. additional equity interest of approximately 10% in Techtel for P. 165,964 (USD 15 million), increasing its equity interest to 93.4% (83.4% at December 31, 2004). On December 27, 2005, TELMEX acquired from Intelec the remaining 6.6% equity interest in Techtel for P. 108,426 (USD 10 million).

Such amounts were higher than the book value of the shares acquired, giving rise to a charge of P. 274,390 to stockholders' equity.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Pro forma Financial Data

The following pro forma unaudited combined financial data for 2005 and 2004 are based on the Company's historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the net assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of 2005 and the immediately preceding year and are based on available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company's consolidated operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company's results of operations.

	Unaudited Pro forma combined TELMEX for the years ended December 31	
	2005	2004
Operating revenues	P.164,118,670	P.165,989,568
Majority net income	28,439,322	28,496,953
Earnings per share (in Mexican pesos):		
Basic	1.242	1.192
Diluted	1.242	1.188

Subsequent events

CANTV (Venezuela)

On April 3, 2006, TELMEX and América Móvil announced that through an equally-owned joint venture ("the joint venture") they have entered into an agreement with Verizon to acquire Verizon's equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an aggregate purchase price of USD676.6 million in cash. The purchase price represents USD3.01 per ordinary CANTV share held by Verizon (or USD21.10 per CANTV American Depositary Share held by Verizon, each of which represents seven ordinary CANTV shares). The joint venture will acquire Verizon's equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all the CANTV ordinary shares and American Depositary Shares (ADS's) owned by Verizon. Verizon's equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. CANTV is the leading provider of telecommunications services in Venezuela.

The purchase is subject to regulatory approvals and other conditions. As required by Venezuelan law, following the closing of the purchase of Verizon's equity interest in CANTV, the joint venture will, subject to receipt of regulatory approvals, offer to purchase the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the Official Exchange Rate, of the price per share paid to Verizon and the ADS's at the same price per ADS paid to Verizon.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Embrapar (Brazil)

On May 8, 2006, TELMEX announced a cash tender offer for all outstanding publicly held common and preferred shares of Embrapar (272.5 million shares as of March 31, 2006). The price will be R$6.95 per each 1,000 shares, plus indexation through the settlement of the tender offer. TELMEX will commence the offer by publishing a notice of tender offer in Brazil, after the Brazilian stock exchange regulator approves the registration of the tender offer.

7. Labor Obligations

Mexico - Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefit retirement and seniority premium plans.

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund and adopted the policy of making annual contributions to such fund, which totaled P. 59,096 in 2005 and P. 1,703,980 in 2004 and P.8,690,847 in 2003. These contributions are deductible for Mexican corporate income tax purposes.

The transition liability, past services and variances in assumptions are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The most important information related to labor obligations is as follows:

Analysis of net period cost is as follows:

	2005	2004	2003
Labor cost	P. 2,878,352	P. 2,595,229	P. 2,520,894
Financial cost on projected benefit obligation	6,545,160	5,796,858	5,362,043
Projected return on plan assets	(6,897,857)	(5,974,426)	(4,960,678)
Amortization of past services	1,265,050	1,243,689	1,243,689
Amortization of variances in assumptions	470,935	823,151	1,151,298
Net period cost	P. 4,261,640	P. 4,484,501	P. 5,317,246

An analysis of the projected benefit obligation is as follows:

	2005	2004
Actuarial present value of labor obligation:		
Vested benefit obligation	P. 53,392,305	P.48,207,211
Non-vested benefit obligation	48,892,697	46,520,591
Accumulated benefit obligation (ABO)	102,285,002	94,727,802
Effect of salary projection	3,986,234	3,895,444
Projected benefit obligation (PBO)	P.106,271,236	P.98,623,246

An analysis of changes in the projected benefit obligation is as follows:

	2005	2004
Projected benefit obligation at beginning of year	P. 98,623,246	P.87,249,395
Labor cost	2,878,352	2,595,229
Financial cost on projected benefit obligation	6,545,160	5,796,858
Actuarial loss	3,659,791	7,960,447
Benefits paid to participants	(204,100)	(4,978,683)
Payments from trust fund	(5,231,213)	
Projected benefit obligation at end of year	P.106,271,236	P.98,623,246

An analysis of changes in plan assets is as follows:

	2005	2004
Established fund at beginning of year	P.103,666,700	P. 86,281,335
Projected return on plan assets	6,897,857	5,974,426
Actuarial gain	9,271,116	9,706,959
Contributions to trust fund	59,096	1,703,980
Payments from trust fund	(5,231,213)	
Established fund at end of year	P.114,663,556	P.103,666,700

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of the pensions and seniority premiums asset is as follows:

	2005	2004
Plan assets in excess of projected benefits	P. 8,392,320	P. 5,043,454
Unamortized actuarial loss	10,052,627	16,134,887
Transition liability	3,783,517	5,015,300
Past services and changes in plan	248,926	282,193
Net projected asset	P.22,477,390	P.26,475,834

At December 31, 2005 and 2004, the market value of the trust fund for pensions and seniority premiums exceeded the accumulated benefit obligation by P. 12,378,554 and P. 8,938,898, respectively. In conformity with Bulletin D-3, the balance sheets show a net projected asset of P. 22,477,390 and P. 26,475,834 in 2005 and 2004, respectively.

In 2005, the net actuarial gain of P.5,611,325 was derived primarily from an actuarial gain of P.9,271,116, due to the favorable effect on plan assets of the overall behavior of the Mexican Stock Exchange and the increase in fixed-yield interest rates, as well as an actuarial loss of P.3,659,791, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) the real annual inflation was less than the estimate made at the beginning of the year (iii) the actual number of withdrawn retirees and active personnel was less than the estimate made at the beginning of the year.

In 2004, the net actuarial gain of P.1,746,512 was derived primarily from an actuarial gain of P.9,706,959, due to situations similar to those in 2005, as well as an actuarial loss of P.7,960,447, attributable to the increase in the projected benefit obligation due primarily to the fact that: (i) the number of employees that retired exceeded estimates made at the beginning of the year, (ii) that the Company modified the estimated retirement age based on experience with retiring personnel (iii) and the Company updated the plans mortality rates.

At December 31, 2005, 2004 and 2003, the rates used in the actuarial study are as follows:

	2005 %	2004 %	2003 %
Discount of labor obligations			
Long-term average	5.77	5.82	5.85
Increase in salaries			
Long-term average	0.94	0.94	0.96
Annual return on fund	6.82	6.82	6.84

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

At December 31, 2005, 55.7% (55.6% in 2004) of plan assets were invested in fixed-income securities and the remaining 44.3% (44.4% in 2004) in variable-yield securities.

Dismissal

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost is as follows:

	2005
Labor cost	P. 7,692
Financial cost on projected benefit obligation	8,871
Amortization of past services	138,149
Net period cost	P.154,712

An analysis of the projected benefit obligation is as follows:

	2005
Actuarial present value of labor obligation:	
Accumulated benefit obligations (ABO)	P.133,696
Effect of salary projection	5,207
Projected benefit obligations (PBO)	P.138,903

An analysis of labor obligations for dismissals is as follows:

	2005
Projected benefit obligation	P.138,903
Unamortized actuarial loss	617
Net projected liability	P.139,520

A reconciliation of the book reserve is as follows:

	2005
Balance at beginning of year	P.
Net period cost	154,712
Payments	(15,192)
Balance at end of year	P.139,520

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Brazil

Embratel has established a defined benefits pension plan (DBP) and a defined contribution plan (DCP) that covers virtually all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities recorded at December 31, 2005 and 2004 for such plans are as follows:

	2005	2004
Pension plan (DBP)	P. 170,974	P. 201,533
Medical assistance plan (MAP)	1,033,549	817,045
Defined contribution plan (DCP)	650,558	763,422
Total	P.1,855,081	P.1,782,000

Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority and their age at the time of retirement. The Company has established funds through Telos – *Fundación Embratel de Seguridad Social,* an independent entity that manages the fund.

The transition liability for the DBP is being amortized over a period of 20 years, which is the estimated remaining working lifetime of the Company's employees. Variances in assumptions are being amortized over a period of 19 years, which is the expected remaining lifetime of the Company's retired personnel.

Defined benefits and medical assistance plans

An analysis of the net period cost for 2005 and the five-month period ended December 31, 2004 is as follows:

	2005		2004	
	DBP	MAP	DBP	MAP
Labor cost	P. 403	P. 87	P. 254	P. 35
Financial cost on benefit obligations	544,596	186,559	199,651	59,542
Projected return on plan assets	(584,722)	(26,380)	(200,914)	(11,704)
Amortization of variances in assumptions	1,281	20,724	1,267	3,946
Net period (benefit) cost	P. (38,442)	P.180,990	P. 258	P. 51,819

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of the defined benefit plan and medical assistance plan obligations is as follows:

	2005		2004	
	DBP	MAP	DBP	MAP
Actuarial present value of labor obligation				
Vested benefit obligation	P.4,950,190	P.1,590,628	P.4,810,325	P.1,608,277
Non-vested benefit obligation	6,347	682	9,138	6,442
Defined benefit plan obligation and obligation under medical assistance plan	P.4,956,537	P.1,591,310	P.4,819,463	P.1,614,719

An analysis of changes in defined benefit plan and medical assistance plan obligations is as follows:

	2005		2004	
	DBP	MAP	DBP	MAP
Defined benefit obligations and medical assistance plan at January 1, 2005 and August 1, 2004	P.4,819,463	P.1,614,719	P.4,613,849	P.1,452,004
Effect of translation	209,653	70,242		
	5,029,116	1,684,961		
Labor cost	403	87	254	35
Financial cost on defined benefit obligations and medical assistance	544,596	186,559	199,651	59,542
Actuarial (gain) loss	(169,263)	(218,037)	185,465	123,889
Payments from trust fund	(448,315)	(62,260)	(179,756)	(20,751)
Defined benefit plan obligation and obligation under medical assistance plan	P.4,956,537	P.1,591,310	P.4,819,463	P.1,614,719

Changes in the asset plan are as follows:

	2005		2004	
	DBP	MAP	DBP	MAP
Established fund at January 1, 2005 and at August 1, 2004	P.5,159,136	P.256,279	P.5,056,182	P.263,608
Effect of translation	224,429	11,150		
	5,383,565	267,429		
Projected return on plan assets	584,722	26,380	200,914	11,704
Actuarial (loss) gain	(120,012)	15,444	81,796	1,718
Payments from trust fund	(448,315)	(62,260)	(179,756)	(20,751)
Contributions to fund	265	29		
Administrative expenses		(4,655)		
Established fund at end of year	P.5,400,225	P.242,367	P.5,159,136	P.256,279

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

An analysis of the net projected liability for the pension plan and medical assistance plan is as follows:

	2005		2004	
	DBP	MAP	DBP	MAP
Plan assets in excess (short of) defined benefit obligations and medical assistance plan	P. 443,688	P.(1,348,943)	P. 339,673	P.(1,358,440)
Transition liability	6,997		9,744	
Unamortized actuarial (gain) loss	(621,659)	315,394	(550,950)	541,395
Net projected liability	P.(170,974)	P.(1,033,549)	P.(201,533)	P. (817,045)

In 2005, the net actuarial gain of P.49,251 in the DBP and P.233,481 in the MAP is due principally to the actuarial gain of P.169,263 in DBP and P.218,037, in PAM, respectively, and actuarial (losses) gains in plan assets of P.(120,012) and P.15,444, respectively.

In 2004, the net actuarial loss of P.103,669 in the DBP and P.122,171 in the MAP is due principally to the actuarial loss of P.185,465 and P.123,889, respectively, attributable to the adjustments for past experience and plan changes and actuarial gains of P.81,796 and P.1,718, respectively, due to the favorable effect on plan assets of the general behavior of fixed-yield instruments.

At December 31, 2005 and 2004, the rates used in the actuarial study are as follows:

	2005	2004
	%	%
Discount of labor obligations		
Long-term average	11.3	11.3
Increase in salaries		
Long-term average	5.0	5.0
Annual return on fund	11.3	11.3
Annual inflation		
Long-term average	5.0	5.0

At December 31, 2005, 80.2% (77.8% in 2004) of plan assets are represented by fixed-yield instruments, 12.8% (13.9% in 2004) by variable-yield instruments and the remaining 7.0% (8.3% in 2004) by other assets.

Defined contribution plan

The unfunded liability represents Embratel's obligation for those participants that migrated from DBP to the DCP. Such liability is being paid over a period of 20 years starting on January 1, 1999. Any unpaid balance is adjusted monthly based on portfolio asset returns at that date subject to an increase based on the Brazilian consumer price index plus 6 percentage points for the year. At December 31, 2005, the balance of the obligation of the DCP was P. 650,558 (P. 763,422 in 2004).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

8. Long-term Debt

a) Long-term debt consists of the following:

	Average weighted interest rates at December 31 2005	2004	Maturities from 2006 to	Balance at December 31 2005	2004
Debt denominated in U.S. dollars:					
Consolidated excluding Embratel:					
Bonds	5.8%	6.7%	2015	P. 40,898,426	P. 29,099,795
Banks	5.2%	3.4%	2014	34,309,626	38,576,065
Suppliers' credits	6.6%	3.8%	2007	34,257	231,884
Financial leases	5.8%	4.1%	2016	395,359	1,222,846
Mexican Government		3.6%			53,598
Total				75,637,668	69,184,188
Debt of Embratel denominated in U.S. dollars:					
Bonds	11.0%	11.0%	2008	1,906,294	3,200,977
Banks	5.9%	5.3%	2013	4,433,487	5,703,725
Suppliers' credits		8.4%			76,520
Financial leases	11.3%	13.6%	2006	670	73,966
Total debt denominated in U.S. dollars				81,978,119	78,239,376
Debt denominated in Mexican pesos:					
Domestic senior notes ("Certificados bursátiles")	9.4%	9.9%	2012	6,600,000	7,698,085
Banks	8.5%	9.0%	2007	1,300,000	1,343,290
Total debt denominated in Mexican pesos				7,900,000	9,041,375
Debt denominated in Brazilian reais:					
Banks	15.2%	15.0%	2010	71,479	89,999
Financial leases	18.2%	19.7%	2008	13,209	13,382
Commercial paper		18.0%			4,385,140
Total debt denominated in Brazilian reais				84,688	4,488,521
Debt denominated in other currencies:					
Banks	6.6%	5.4%	2016	580,060	744,232
Financial leases	12.5%	8.3%	2027	180,375	207,444
Suppliers' credits	2.0%	2.0%	2022	235,453	318,566
Total debt denominated in other currencies:				995,888	1,270,242
Total debt				90,958,695	93,039,514
Less short-term debt and current portion of long-term debt excluding Embratel				13,702,390	4,981,563
Embratel				892,803	8,652,260
Long-term debt				P. 76,363,502	P. 79,405,691

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2005 (including interest, interest-rate swaps, fees and reimbursement of such lenders for Mexican taxes withheld), excluding Embratel, was approximately 6.4% (6.3% in 2004) and 6.7% (7.2% in 2004) including Embratel.

The Company's short-term debt at December 31, 2005, excluding Embratel, is P. 13,702,390 (P. 4,981,563 in 2004), which primarily includes P. 2,206,000 in bank debts (P. 3,858,566 in 2004) and bonds of P. 11,443,451 (P. 878,305 in 2004).

Convertible debt:

On June 11, 1999, the Company issued USD 1,000 million in convertible senior debentures that matured on June 15, 2004. During 2003 and 2004, TELMEX repurchased P. 5,088,215 (USD 424.7 million) of its convertible debentures, while some investors exercised their rights to convert debentures in the amount of P. 58,720 (USD 5.0 million) to 6,835,080 series "L" shares. On the maturity date, the outstanding balance on the debentures was P. 6,930,421 (USD 570.3 million), which was repaid as follows: P. 6,924,225 (USD 569.8 million) was converted to 770,570,400 shares at a ratio of 67.6220 ADR's (one ADR equals 20 series "L" shares) per USD 1 thousand in principal and P. 6.196 (USD 0.5 million) was repaid in cash. In 2004 and 2003, accrued interest on the debentures was P. 773,485 and P.755,944, respectively.

Bonds:

a) On January 26, 2001, TELMEX issued a bond for USD 1,000 million, maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued a supplemental bond for USD 500 million with similar characteristics. In 2005, accrued interest on the bonds was P. 1,352,719 (P. 1,563,576 in 2004 and P.1,552,798 in 2003). In 2005, TELMEX repurchased a total of P. 4,896,607 (USD 431.6 million) (nominal amount) of these bonds. The excess of the repurchase price over the nominal amount is P. 178,916 (USD 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid the outstanding balance of the bond of P.11,224,857 (USD 1,068.4 million).

b) On November 19, 2003, TELMEX issued a bond for USD 1,000 million, maturing in 2008 and bearing 4.5% annual interest payable semiannually. In 2005, accrued interest on the bond was P. 528,088 (P. 569,028 in 2004 and P.93,882 in 2003).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

c) On January 27, 2005, TELMEX made a bond placement of P. 15,142,388 (USD 1,300 million) divided into two issuances of P. 7,571,194 (USD 650 million) each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, 2005, such placements were reopened and the bonds issued were increased to P. 10,994,806 and P. 9,283,000 (USD 950 million and USD 800 million). In 2005, accrued interest on the bonds that mature in 2010 and 2015 aggregates P. 476,387 and P. 469,602, respectively.

Syndicated loan:

On July 15, 2004, TELMEX entered into syndicated loan agreements for P. 29,616,656 (USD 2,425 million) structured into two tranches. The first tranch is for P. 18,713,018 (USD 1,525 million) and has a three-year maturity. The second tranch is for P. 10,903,638 (USD 900 million) and has a five-year maturity.

On October 20, 2005, TELMEX entered into an agreement to restructure the syndicated loan contracted on July 15, 2004 for P. 29,616,656 (USD 2,425 million), to improve the credit conditions and modify the total loan amount to P. 27,424,080 (USD 2,500 million) structured into two tranches. The first tranch is for P. 16,454,448 (USD 1,500 million) and has a four-year maturity. The second tranch is for P. 10,969,632 (USD 1,000 million) and has a six-year maturity. The syndicated loan restructuring generated no penalties. The balance of these loans at December 31, 2005 is included under Banks (U.S. dollar denominated liabilities).

Domestic senior notes ("Certificados bursátiles"):

At December 31, 2005, TELMEX has placed domestic senior notes ("*Certificados Bursatiles*") for a total of P. 7,450,000 under the P. 10,000,000 program authorized by the CNBV; the balance at such date is P. 6,600,000.

On September 30, 2005, TELMEX obtained authorization from the CNBV to place new long-term domestic senior notes for P. 10,000,000 (nominal value), which had not been used by the Company at December 31, 2005.

Lines of credit:

At December 31, 2005, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit totaled approximately P. 1,925,347 (USD 179.8 million), at a floating interest rate of approximately LIBOR plus 55 basis points at the time of use. At December 31, 2005, Embratel has unused lines of credit in the amount of USD 1,878,429 (USD 175.4 million) that bear 4.1% interest at the time of use.

Prepaid debt:

In 2005, TELMEX prepaid penalty-free a portion of its debt with a number of financial institutions, excluding the repurchase of the bonds that mature in 2006, of approximately P. 202,011 (USD 18.3 million).

In 2004, TELMEX prepaid a portion of its debt with a number of financial institutions, excluding the repurchase of convertible bonds, of approximately P. 11,380,509 (USD 947.8 million).

In 2005, Embratel prepaid 35% of its bond that matures in 2008 (P. 1,072,081, equal to USD 96.3 million), and P. 2,218,643 (USD 200 million) of its short-term debt.

In December 2004, Embratel concluded its prepayment of the debt included in its 2003 refinancing program. During the second half of 2004, Embratel repaid approximately P. 6,543,626 (USD 558 million), thus settling loans bearing annual interest at the LIBOR plus 4% and the ICD (interbank certificate of deposit) plus 4%. The purpose of repaying such loans was to reduce Embratel's cost of financing and release the guarantees provided under the debt refinancing program.

Restrictions:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others. At December 31, 2005, the Company has complied with such restrictive covenants.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A. de C.V. (Carso Global Telecom) (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

Foreign currency denominated debt:

An analysis of the foreign currency denominated debt at December 31, 2005 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2005 (in units)	Equivalent in Mexican pesos
U.S. dollar	7,653,712	P. 10.71	P. 81,978,119
Brazilian real	18,508	4.58	84,688
Other currencies			995,888
Total			P. 83,058,695

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Long-term debt maturities at December 31, 2005 are as follows:

Years	Excluding Embratel	Embratel	Total
2007	P. 8,751,977	P. 1,256,451	P. 10,008,428
2008	11,936,366	2,892,467	14,828,833
2009	17,624,714	610,265	18,234,979
2010	11,267,477	466,534	11,734,011
2011 and thereafter	20,901,981	655,270	21,557,251
Total:	P. 70,482,515	P. 5,880,987	P. 76,363,502

Subsequent Event

In January 2006, TELMEX placed abroad a bond in pesos of P. 4,500,000, which matures in 2016 and bears annual interest at the 8.75% rate.

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. In 2005, the Company entered into short-term exchange hedges, which at December 31, 2005, hedged liabilities for USD 6,320 million (USD 3,220 million in 2004). In 2005, the Company recognized a charge of P. 7,133,260 (a charge of P. 516,318 in 2004 and a credit of P.854,421 in 2003) to results of operations for these hedges corresponding to exchange differences.

The subsidiary Embratel also uses hedging derivative instruments (foreign currency swaps and forwards) to minimize the effects of exchange rate fluctuations on the Brazilian real due to foreign currency denominated loans. At December 31, 2005, the Company hedged liabilities for USD 410.3 million (USD 323.9 million). Under these contracts, Embratel recognized a charge of P. 684,789 in 2005 (charge of P. 793,385 in 2004) corresponding to exchange differences.

To offset its exposure to financial risks related to the variable-yield debt, the Company (excluding Embratel) entered into interest-rate swap. Under these contracts, the Company agreed to receive 28-day "TIIE" interbank rate and the 182-day treasury certificate (CETES) rate and to pay fixed rates. The difference between the market interest rate and the interest-rate swaps was recorded in results of operations.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

At December 31, 2005, the Company had interest-rate swaps for a total base amount of P. 15,900 million. The Company had interest-rate swaps for a total base amount of USD 1,050 million paying fixed rates and receiving a six-month LIBOR rate, and of USD 1,050 million under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2004, the Company had interest-rate swaps for a total base amount of P. 12,390 million and USD 1,050 million. In the year ended December 31, 2005, the Company recognized a net gain for these swaps in comprehensive financing cost of P. 106,353 (net expenses of P. 432,572 and P. 497,073 in 2004 and 2003, respectively). Additionally, in 2005 the Company also replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of P. 291,815 (P. 1,045,917 in 2003).

At December 31, 2005, the market value of the interest-rate swaps represents a financial liability for the Company (excluding Embratel) of P. 13,505, and the market value of the exchange rate hedges also represents a financial liability of P. 1,358,449. At December 31, 2005, the fair value of foreign currency swaps and forwards of Embratel was a financial liability of P. 205,762.

9. Deferred credits

Deferred credits consist of the following at December 31, 2005 and 2004:

	2005	2004
Advance billings	P. 1,306,209	P. 1,259,272
Advances from subscribers and others	635,603	876,627
Total	P. 1,941,812	P. 2,135,899

10. Accounts payable

An analysis of accounts payable is as follows:

	December 31	
	2005	2004
Suppliers	P. 10,038,382	P. 11,835,257
Sundry creditors	1,690,411	1,927,419
Net settlement payables	590,715	742,322
Related parties	2,565,122	1,903,880
Other	1,743,720	2,185,062
	P. 16,628,350	P. 18,593,940

11. Foreign Currency Position and Transactions

a) At December 31, 2005 and 2004, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in millions			
	2005	Exchange rate at December 31, 2005	2004	Exchange rate at December 31, 2004
Assets				
U.S. dollar	547	P. 10.71	1,305	P. 11.26
Argentinean peso	132	3.53	107	3.79
Brazilian real	2,265	4.58	3,060	4.24
Chilean peso	23,735	0.02	20,168	0.02
Colombian peso	19,845	0.0047	10,433	0.0047
Peruvian sol	94	3.12	80	3.43
Liabilities:				
U.S. dollar	8,833	P. 10.71	7,294	P. 11.26
Argentinean peso	170	3.53	62	3.79
Brazilian real	2,180	4.58	3,512	4.24
Chilean peso	48,754	0.02	33,733	0.02
Colombian peso	34,617	0.0047	13,277	0.0047
Peruvian sol	90	3.12	11	3.43
Euro	47	12.65	61	14.17

At March 6, 2006, exchange rates are as follows:

Currency	Exchange rate
U.S. dollar	P. 10.51
Argentinean peso	3.42
Brazilian real	4.94
Chilean peso	0.02
Colombian peso	0.0047
Peruvian sol	3.16
Euro	12.71

b) In the years ended December 31, 2005 and 2004, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions of dollars		
	2005	2004	2003
Net revenues	USD 3,855	USD 1,731	USD 211
Operating costs and expenses	2,933	1,461	106
Interest income	117	70	
Interest expense	563	409	361

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

12. Commitments and Contingencies

Commitments

a) TELMEX leases certain equipment used in its operations under capital leases. At December 31, 2005, TELMEX had the following commitments under non-cancelable leases.

Year ended December 31,	
2006	P. 377,264
2007	53,708
2008	38,896
2009	38,381
2010	32,780
2011 and thereafter	218,263
Total	759,292
Less interest	169,679
Present value of minimum net rental payments	589,613
Less current portion	343,768
Long-term obligation at December 31, 2005	P. 245,845

b) At December 31, 2005, the Company has non-cancelable commitments of P. 8,338,476 (P. 9,702,345 in 2004) for the purchase of equipment. Payments made under purchase agreements aggregated P. 8,145,010 in 2005, P. 9,361,347 in 2004 and P. 4,075,555 in 2003.

c) At December 31, 2005, the Company has outstanding letters of credit for approximately P. 213,875 (P. 126,513 in 2004), issued to foreign suppliers for purchase of materials and supplies.

Contingencies Mexico

d) In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company's external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result of the aforementioned, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that are also being appealed.

e) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

f) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through August 1, 2006. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel, Star One and Vésper

Brazilian value-added goods and services tax (ICMS)

Embratel received assessments by the tax authorities related to the so-called Brazilian ICMS tax, related to international services and others, considered by Embratel as partially or entirely exempt or nontaxable for ICMS purposes and other tax assessments related to the use of ICMS tax credit allegedly undue by the tax authorities. Amounts of approximately P. 1,722,000 are considered as probable losses in the cases and are duly provided for in the financial statements. Amounts considered as corresponding to claims in which the lawyers consider Embratel will prevail are approximately P. 8,082,000. Consequently, such amount has not been provided for in the financial statements.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

In 2005, certain contingencies of approximately P. 970,000 that had been considered as only possible losses began to be considered as probable by management due to certain partial unfavorable rulings, and reevaluations made by Embratel's legal advisors, who consequently recommended that the Company provided for a portion of such amount in the financial statements.

In July 2002, the subsidiary Star One received an assessment by the tax authorities in the state of Rio de Janeiro for payment of ICMS of approximately P. 1,080,000. This assessment refers to the ICMS tax on internet and satellite use. In March 2004, Star One was required to pay approximately P. 91,000 in the Brazilian Federal District for ICMS not paid on satellite use and other obligations. Based on management's and the lawyers' estimates, Star One faces little risk of losing the aforementioned suits and consequently, has not provided for such amounts in the financial statements.

The subsidiaries Vésper S.A. and Vésper Sao Paulo, S.A. received assessments related to ICMS of approximately P. 136,000, of which approximately P. 67,000 were provided for in the financial statements, since it is considered as a probable loss, and approximately P. 69,000 face little risk of loss and consequently, has not been provided for in the financial statements.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Income tax on inbound international income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of approximately P. 1,314,000 for failing to pay the related income tax for years 1996 and 1997. The subsidiary Embratel appealed with the Taxpayers' Council against this decision, which is still pending.

In June 1999, the subsidiary Embratel was further assessed for nonpayment of income tax on net foreign source income for 1998 amounting to approximately P. 295,000.

Embratel filed two appeals against such rulings, the first with the administrative courts (there are two instances that normally confirm the administrative authorities' rulings), and the second with the legal courts (there are three instances, which are considered to more closely adhere to legal precedence).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The first ruling of P. 295,000 was first appealed by Embratel with the administrative courts, and after receiving an unfavorable ruling, Embratel filed a lawsuit with the Supreme Court, whose ruling in the first instance was unfavorable. However, after further review, the court nullified the ruling and a new ruling was issued that declared the annulment of the contested ruling. The administrative authorities will most likely appeal in the third instance.

The second ruling of P. 1,314,000 is still in the administrative proceeding phase, and the two rulings issued thus far have confirmed the contested ruling; therefore, Embratel can proceed to initiate the corresponding suits in the legal courts.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian social welfare tax on service exports (PIS)

In August 2001, Embratel received a tax claim from the SRF totaling approximately P. 728,000 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as possible. Accordingly, no provision was recorded in the financial statements for this matter. The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

Brazilian finance tax for service export security tax (COFINS)

In August 2001, Embratel also received a claim amounting approximately P. 1,565,000 related to the COFINS exemption on the exportation of telecommunication services for revenues generated in 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced by approximately P. 1,007,000. Regarding the remaining amount, Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was made by the first administrative level and the remaining restated amount is approximately P. 1,083,000. Embratel appealed to a higher administrative level, which is still pending decision.

Based on the facts and arguments provided, and also on the opinion of the Company's external lawyers, Embratel's management considers the probability of a loss in this case as unlikely. Accordingly, no provision was recorded in the financial statements for this matter.

The Company's external lawyers who are handling this matter are of the opinion that although the Company's case is well founded, there is no guarantee that it will prevail.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Other tax contingencies

Embratel and Vesper still have other tax litigations related to the National Institute of Social Security (INSS), Social Contribution (CSLL) and Telecommunications Systems Universalization Fund (FUST), which could give rise to tax contingencies of which approximately P. 89,000 were provided for in the financial statements, since such amount is considered as probable losses and approximately P. 1,222,000 face little risk of loss and consequently, has not been provided for in the financial statements.

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel's external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, P. 544,000 (restated amount) has been provided for in the financial statements possible unfavorable rulings. According to the Company's external lawyers, although the Company's arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

Other civil and labor contingencies

There are other civil and labor litigations that could give rise to contingencies of which approximately P. 524,000 has been provided for in the financial statements, since such amount is considered as probable losses, and approximately P. 723,000 face little risk of loss and consequently, has not provided for in the financial statements. According to the Company's external lawyers, although the Company's arguments in these cases are well-grounded, there is no guarantee of a favorable outcome.

13. Related Parties

In the years ended December 31, 2005 and 2004, the Company had the following significant transactions with related parties:

	2005	2004	2003
Investment and expenses:			
Purchase of materials, inventories and fixed assets (1)	P.5,901,303	P.6,081,212	P.4,164,777
Acquisition of 60% of Techtel		903,704	
Payment of insurance premiums and fees for consulting and management services, security trading and others (2)	3,797,144	2,708,155	3,649,643
Payment of CPP interconnection fees (3)	11,370,395	10,662,567	9,827,273
Revenues:			
Sale of materials and other services (4)	1,483,631	1,022,006	708,612
Sale of long distance and other telecommunications services (5)	6,018,378	4,175,004	3,696,804
Sale of 50% of Technology and Internet LLC	43,446		

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

(1) Includes P. 5,305,751 in 2005 (P. 4,775,669 in 2004 and P. 3,290,252 in 2003) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom, the company that controls Teléfonos de México, S.A. de C.V.

(2) Includes P. 621,734 in 2005 (P. 228,435 in 2004 and P. 766,980 in 2003) for network maintenance services from a subsidiary of Carso Group, P. 317,702 in 2005 (P. 297,008 in 2004 and P. 263,185 in 2003) for services received from a subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A. de C.V. (IDEAL), P. 355,434 in 2005 (P. 351,459 in 2004 and P. 499,811 in 2003) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places in reinsurance most of this amount with third parties, and P. 125,838 in 2005 (P. 132,785 in 2004 and P. 144,785 in 2003) for security trading fees paid to Inversora Bursátil, S.A. (Inversora) as well as P. 462,863 in 2005 (P. 345,208 in 2004 and P. 356,203 in 2003) for fees paid for consulting and management services to technology partners. (AT&T and Carso Global Telecom). Carso Group, IDEAL, Seguros and Inversora are entities under common control with Carso Global Telecom.

(3) Interconnection expenses under the "Calling Party Pays" program; outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. This also includes P. 2,066,811 in 2005 (P. 620,217 in 2004) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name "Claro" in Brazil. América Móvil is an entity under common control with Carso Global Telecom.

(4) Includes P. 185,042 in 2005 (P. 251,406 in 2004 and P. 135,146 in 2003) from the sale of construction materials to a subsidiary of the Carso Group.

(5) Revenues from billings to América Móvil's subsidiaries, which include P. 1,724,357 in 2005 (P. 321,547 in 2004) billed to subsidiaries of América Móvil that operate under the trade name "Claro".

At December 31, 2005, TELMEX had net amounts due to a subsidiary of the Carso Group and a subsidiary of América Móvil of P. 216,022 and P. 1,059,727, respectively, (P. 143,306 and P. 1,023,332 in 2004). Embratel had an outstanding loan from a subsidiary of Grupo Financiero Inbursa, S.A. de C.V. (Inbursa Financial Group) of P. 267,807 (P. 581,996 in 2004).

TELMEX purchases materials and receives services from several subsidiaries of the Carso Group and América Móvil. Additionally, TELMEX receives banking and insurance services from Financial Group Inbursa and subsidiaries, which are entities under common control with Carso Global Telecom.

The companies mentioned in this note are considered to be related parties, since the Company's principal stockholders also directly or indirectly hold a percentage equity interest in such companies. Carso Global Telecom holds the majority of the Company's voting shares. AT&T is a minority shareholder of the Company.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

14. Provisions

The Company's main provisions, which are included as part of the caption Accrued liabilities, are as follows:

The activity included in provisions for other contractual employee benefits for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Beginning balance at January 1	P. 1,194,039	P. 965,529	P. 1,174,185
Effect of translation	7,497		
	1,201,536	965,529	1,174,185
Effect of acquired companies		141,503	
Increase through charge to expenses	3,739,851	3,477,910	3,450,303
Monetary gain	(38,456)	(56,733)	(41,520)
Charges to provision	(3,571,927)	(3,334,170)	(3,617,439)
Ending balance at December 31	P. 1,331,004	P. 1,194,039	P. 965,529

The activity in the provision for vacations for the years ended December 31, 2005, 2004 is as follows:

	2005	2004	2003
Beginning balance at January 1	P. 1,469,022	P. 1,132,187	
Effect of translation	15,318		
	1,484,340	1,132,187	
Effect of acquired companies		327,856	
Increase through charge to other accounts			P. 1,132,187
Increase through charge to expenses	2,726,439	2,662,998	1,497,223
Monetary gain	(39,449)	(71,405)	(44,241)
Charges to provision	(2,705,452)	(2,582,614)	(1,452,982)
Ending balance at December 31	P. 1,465,878	P. 1,469,022	P. 1,132,187

The activity in provisions for Embratel's contingencies for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Beginning balance at January 1	P.2,092,874	
Effect of translation	117,404	
	2,210,278	
Effect of acquired companies		P.2,092,113
Increase through charge to expenses	971,253	96,941
Effect of translation	(25,900)	(80,007)
Charges to provision	(255,781)	(16,173)
Ending balance at December 31	P.2,899,850	P.2,092,874

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

15. Stockholders' Equity

a) At an extraordinary stockholders' meeting held on April 28, 2005, the stockholders approved the restructuring of the number of Series "AA", "A" and "L" outstanding shares, through a two-for-one stock split (two new shares for each prior outstanding share) as of May 25, 2005.

All the figures related to the number of shares included in these financial statements consider the aforementioned split, irrespective of such figures refer to dates prior to the date of the split.

At December 31, 2005, capital stock is represented by 22,045 million common shares issued and outstanding with no par value, representing the Company's fixed capital (23,665 million in 2004). An analysis is as follows:

	2005	2004
8,115 million Series "AA" shares (8,127 in 2004)	P.14,935,947	P.14,958,474
479 million Series "A" shares (504 in 2004)	1,034,098	1,088,063
13,451 million Series "L" shares with limited voting rights (15,034 in 2004)	11,565,903	12,887,742
Total	P.27,535,948	P.28,934,279

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

b) In 1994, TELMEX initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the portion of capital stock represented by the shares acquired.

At a regular stockholders' meeting held on November 28, 2005, the stockholders approved an increase of P. 10,000,000 (historical), in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 10,149,475 (historical).

In 2005, the Company acquired 1,577.6 million Series "L" shares for P. 17,214,267 (historical cost of P. 16,926,983) and 6.2 million Series "A" shares for P. 67,029 (historical cost of P. 65,761).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

In 2004, the Company acquired 1,415.7 million Series "L" shares for P. 14,322,103 (historical cost of P. 13,482,173) and 3.4 million Series "A" shares for P. 34,136 (historical cost of P. 32,134).

In 2003, the Company acquired 1,336.6 million Series "L" shares for P. 12,407,365 (historical cost of P. 11,197,226) and 7.8 million Series "A" shares for P. 73,075 (historical cost of P. 65,805).

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) In 2004, as a result of the maturity of the convertible senior debentures, the Company issued 777.4 million Series "L" shares (see Note 8).

e) Earnings per share are obtained by dividing majority net income for the year by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in 2004 and 2003 were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 8 and of the stock options described in Note 17. The computation was made by adding to majority net income for the year, the net comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	2005	2004	2003
Earnings per basic share:			
Majority net income	P.28,179,868	P.28,412,238	P.24,401,282
Weighted average number of shares issued and outstanding (millions)	22,893	23,906	24,908
Earnings per basic share (in Mexican pesos):	P. 1.231	P. 1.188	P. 0.980
Earnings per diluted share:			
Majority net income	P.28,179,868	P.28,412,238	P.24,401,282
Comprehensive financing cost (net of income tax and employee profit sharing)		496,404	577,635
Adjusted income	P.28,179,868	P.28,908,642	P.24,978,917
Weighted average number of shares issued and outstanding (millions)	22,893	23,906	24,908
Add:			
Potentially dilutive shares		498	1,294
Weighted average number of diluted shares issued and outstanding (millions)	22,893	24,404	26,202
Earnings per diluted share (in Mexican pesos)	P. 1.231	P. 1.185	P. 0.953

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

f) At December 31, 2005, *Other accumulated comprehensive income items* include the deficit from the restatement of stockholders' equity, the effect of market value of swaps net of deferred taxes and the effect of translation of foreign entities of (P. 71,880,953), P. 150,120 and P. 1,138,311, respectively (deficit from the restatement of stockholders' equity, net of deferred taxes, effect of instruments available for sale and the effect of translation of foreign entities of (P. 68,078,902), (P. 1,141,668) and P. 794,940, respectively, in 2004).

g) At a meeting held on March 30, 2006, the stockholders approved an increase of P. 15,000,000 in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to P. 15,215,538.

16. Income Tax, Asset Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Teléfonos de México, S.A. de C.V. to consolidate the group tax returns effective January 1, 1995. The Instituto Tecnológico de Teléfonos de México, S.C., the Mexican subsidiaries acquired during the year and the foreign subsidiaries are excluded from this tax consolidation.

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transmission of the tax consolidation of Teléfonos de México, S.A. de C.V. to that of Carso Global Telecom, (controlling company of TELMEX) staring in 2005 in conformity with the Mexican Income Tax Law. Although Teléfonos de México, S.A. de C.V. ceased to prepare consolidated tax returns beginning in 2005, this does not result in its tax deconsolidation or that of its Mexican subsidiaries of prior years' tax returns, nor in their ceasing to be considered in the tax consolidation regime.

b) The asset tax, which is a minimum income tax, is computed on the average value of most assets net of certain liabilities. Since income tax may be credited against asset tax, the latter is actually payable only to the extent that it exceeds income tax. Asset tax for the years ended December 31, 2005, 2004 and 2003 was P. 1,101,155, P. 2,892,644 and P. 3,104,274, respectively. In such years, TELMEX credited against these amounts the corporate income tax paid in such years.

c) An analysis of income tax provisions is as follows:

	2005	2004	2003
Current year income tax of Mexican operations	P.13,624,077	P.15,418,905	P.10,481,641
Current year income tax of foreign operations	350,326	159,217	
Deferred income tax of Mexican operations, net of related monetary gain of P.622,910 (P.1,187,156 in 2004 and P.896,995 in 2003)	(2,592,741)	(885,750)	664,668
Deferred income tax of foreign operations, net of related monetary gain of P.26,418 (P.76,525 in 2004)	178,987	649,198	
Effect of change in Mexican statutory tax rate		(2,567,892)	
Total	P.11,560,649	P.12,773,678	P.11,146,309

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2005 %	2004 %	2003 %
Statutory income tax rate in México	30.0	33.0	34.0
Effect of change in tax rate		(5.9)	
Depreciation	(0.5)	(0.5)	(0.6)
Financial cost	(0.1)	0.1	(4.0)
Deferred tax of employee profit sharing	(2.0)		
Others	(0.5)	0.9	(0.5)
Effective tax rate for Mexican operations	26.9	27.6	28.9
Revenues and costs of foreign subsidiaries	(0.2)	1.1	
Effective tax rate	26.7	28.7	28.9

On December 1, 2004, an annual gradual decrease in the 33% corporate income tax rate was approved so that the rate is 30% in 2005 and will be 29% in 2006 and 28% in 2007 and succeeding years. The effect of such rate reduction represented a credit to the results of operations for 2004 of P. 2,567,892.

At December 31, 2005 and 2004, the Company (excluding the foreign subsidiaries) recognized temporary items that gave rise to deferred taxes as follows:

	2005	2004
Deferred tax asset:		
Allowance for bad debts and slow-moving inventories	P. 598,516	P. 718,727
Tax loss carryforwards	72,639	80,266
Advance billings	345,668	363,374
Liability provisions	863,728	956,103
Employee profit sharing	782,425	
	2,662,976	2,118,470
Deferred tax liability		
Fixed assets, net	(10,693,962)	(12,438,247)
Inventories	(264,638)	(417,916)
Licenses	(169,815)	(138,632)
Net projected asset (pensions)	(6,252,355)	(7,405,364)
Prepaid expenses	(281,738)	(422,749)
Financial instruments	(505,370)	
	(18,167,878)	(20,822,908)
Net deferred tax liability	P.(15,504,902)	P.(18,704,438)

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

In 2005, the Company began to recognize deferred tax for the employee profit sharing of the year, since as of 2006, companies will be permitted to deduct employee profit sharing from the income tax base at the time employees are paid.

At December 31, 2005, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was P. 27,646,937 and P. 52,735,503, respectively. These amounts are for Teléfonos de México, S.A. de C.V. computed on a stand-alone basis.

d) The temporary differences on which the foreign entities recognized deferred taxes in the years ended December 31, 2005 and 2004 is as follows:

	2005	2004
Deferred tax asset:		
Fixed assets, net	P.2,343,573	P.1,079,592
Allowance for bad debts and slow-moving inventories	1,764,515	2,742,813
Tax loss carryforwards	1,603,260	1,551,773
Advance billings	58,015	67,185
Liability provisions	1,190,032	800,933
	6,959,395	6,242,296
Deferred tax liability:		
Inventories and licenses	(1,171,414)	(735,246)
	(1,171,414)	(735,246)
Net deferred tax asset	P.5,787,981	P.5,507,050

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of these subsidiaries in 2005 and 2004 were P. 2,396,831 and P. 1,123,403, respectively.

At December 31, 2005, Embratel has available P. 9,061,411 tax loss carryforwards in conformity with the tax regulation in Brazil, where there is no limit on the carryforward of tax losses; however, the carryforward in each year may not exceed 30% of the tax base for such year.

e) TELMEX is subject to payment of employee profit sharing in addition to its contractual compensations and benefits. In 2005 and 2004, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

17. Stock Option Plan

In September 2001, as approved by the stockholders in an ordinary meeting held on February 6, 2001, TELMEX established a stock option plan for its officers for up to 100 million Series "L" shares. From September 2001 through December 2004, 62,833,810 shares were exercised. Of the 100 million Series "L" shares approved by the stockholders, 37,166,190 had still not been exercised.

In a session of the Company's Evaluation and Compensation Committee held on February 8, 2005, the Series "L" stock option plan was revoked and the remaining unexercised shares were canceled.

18. Segments

TELMEX operates primarily in Mexico and Latin America. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(In millions of Mexican pesos with purchasing power at December 31, 2005)								
	México	Brazil	Argentina	Chile	Colombia	Perú	U.S.A.	Adjustments	Total consolidated
At December 31, 2005									
Operating revenues	P.124,669	P.34,873	P. 1,062	P.1,360	P. 532	P. 593	P.507	P. (648)	P.162,948
Depreciation and amortization	18,870	4,996	125	189	73	143	20		24,416
Operating income	45,565	2,824	(17)	85	135	2	40	60	48,694
Segment assets	344,179	88,287	1,882	2,597	781	1,366	260		439,352
At December 31, 2004									
Operating revenues	P.128,416	P.14,054	P. 667	P. 820	P. 349	P. 481	P.163	P. (273)	P.144,677
Depreciation and amortization	20,851	2,421	136	145	71	78	9		23,711
Operating income	44,602	207	(95)	(80)	62	(5)	25	(1)	44,715
Segment assets	342,074	84,046	1,622	2,240	618	1,314	88		432,002
At December 31, 2003									
Operating revenues	P.128,941						P. 93	P. (79)	P.128,955
Depreciation and amortization	22,489						3		22,492
Operating income	42,869						45	1	42,915
Segment assets	328,356						29		328,385

Intersegmental revenues per country are not showed due to its immateriality. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

19. Differences between Mexican and U.S. GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the U.S. Securities and Exchange Commission.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Cash flow information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95 ("SFAS 95"), "Statement of cash flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to the debt, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	Year ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income under U.S.GAAP	P. 27,048,573	P. 29,174,867	P. 23,593,616
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	26,891,707	26,256,178	25,049,248
Amortization	889,091	356,553	212,899
Amortization of deferred charges	307,201		
Effect of exchange rate differences on debt	(4,789,641)	(3,384,278)	4,658,090
Monetary gain, net	(2,416,032)	(3,605,143)	(2,546,514)
Deferred taxes	(2,736,248)	(4,212,118)	920,347
Equity interest in net (income) loss of affiliates	(315,282)	118,681	194,224
Minority interest	420,174	(16,277)	
Net period cost of labor obligations	3,666,931	3,740,457	4,438,714
Marketable securities	279,452	7,628,344	(6,403,172)
Change in operating assets and liabilities	(4,689,985)	1,003,527	(18,943,061)
Total adjustments	17,507,368	27,885,924	7,580,775
Net cash provided by operating activities	44,555,941	57,060,791	31,174,391
Cash flows from investing activities:			
Investment in plant, property and equipment and inventories	(23,543,251)	(21,055,111)	(11,151,542)
Instruments available for sale	7,070,489	(7,486,821)	
Initial cash from subsidiaries acquired	125,701	4,848,776	
Investment in subsidiaries and affiliated companies	(5,303,360)	(13,160,744)	(41,022)
Sale of affiliated company	43,446		
Other investments	(595,184)	(138,136)	
Net cash used in investing activities	(22,202,159)	(36,992,036)	(11,192,564)
Cash flows from financing activities:			
New loans	24,853,458	49,663,829	38,543,552
Repayment of loans	(19,419,419)	(43,510,325)	(40,662,892)
Purchase of Company's own shares and cash dividends paid	(26,087,209)	(22,771,688)	(20,765,647)
Stock options exercised		574,659	53,333
Conversion of debt instruments into common shares		6,983,525	
Minority interest	1,011,037		
Net cash used in financing activities	(19,642,133)	(9,060,000)	(22,831,654)
Effect of inflation accounting	(682,207)	(901,680)	(493,572)
Net increase (decrease) in cash and cash equivalents	2,029,442	10,107,075	(3,343,399)
Cash and cash equivalents at beginning of year	21,181,620	11,074,545	14,417,944
Cash and cash equivalents at end of year	P. 23,211,062	P. 21,181,620	P. 11,074,545

Net cash provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

	Year ended December 31,		
	2005	2004	2003
Interest	P. 6,024,679	P.5,074,721	P. 4,066,407
Income tax	14,132,533	9,971,448	12,627,847
Employee profit sharing	2,836,152	2,715,520	3,229,230

Cash flows from purchases of trading securities during 2005 were P. 29,829 (P. 23,439 and P. 3,804,002 in 2004 and 2003, respectively) and cash flows from sales of trading securities during 2005 were P. 149,148 (P. 548,176 and P. 33,317 in 2004 and 2003, respectively).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Capitalized interest:

Under Mexican GAAP, the Company does not capitalize financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing costs for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 4, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the CNBV. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as Bulletin B-10 eliminated the use of appraisals to restate inventories and plant, property and equipment.

The alternate restatement method allowed by the Bulletin B-10, which was the one adopted in 1997 by the Company as described in Note 4, is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the restatement of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders' equity increased by P.9,247,766 (P.4,381,062 and 3,012,070 in 2004 and 2003, respectively), and the depreciation expense for 2005 increased by P.3,007,395 (P.2,322,406 and P.2,172,565 in 2004 and 2003, respectively).

Accrued vacation pay:

Through December 31, 2002, consolidated financial statements under Mexican GAAP recognized the expense for vacation pay when paid rather than during the vesting period. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 2002, and accordingly, has adjusted the expense for vacation pay during the period then ended. As stated in Note 1, beginning in January 1, 2003, Mexican GAAP require that vacation pay be recognized when earned, thus eliminating the difference between Mexican and U.S. GAAP.

Deferred income tax and deferred employee profit sharing:

Under Mexican GAAP, deferred income tax is determined on all temporary differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date.

Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for income taxes," requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No.109. Under Mexican GAAP, the deferred portion of employee profit sharing is determined on temporary non-recurring differences with a known turnaround time.

The deferred tax adjustment included in the net income and stockholder's equity reconciliations, also includes the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

The differences in the recognition of deferred income tax and deferred employee profit sharing (for purposes of this note, collectively "deferred taxes") between Mexican and U.S. GAAP for purposes of the income statement were as follows:

2003	P. (255,680)
2004	P.1,407,674
2005	P. 322,494

The effect of deferred income tax and deferred employee profit sharing on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders' equity. The related accumulated amounts at December 31, 2005 and 2004 that decreased equity were P. (3,040,536) and P. (1,291,000), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2003 through 2005 are the following:

2003	P. 250,089
2004	P. (59,099)
2005	P.(1,749,536)

In 2005 and 2004, monetary gains of P. 17,761 and P. 47,488, respectively, and in 2003 monetary loss of P.77,160, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Significant components of deferred taxes under U.S. GAAP at December 31, 2005 and 2004 are as follows:

	2005			2004		
	Income Tax	Employee Profit Sharing	Deferred Taxes	Income Tax	Employee Profit Sharing	Deferred Taxes
Deferred tax assets:						
Allowances for bad debts and slow moving inventories	P. 598,516	P. 186,580	P. 785,096	P. 718,727	P. 220,759	P. 939,486
Tax loss carry forwards	72,639		72,639	80,266		80,266
Advance billings	328,767	107,010	435,777	363,374	54,319	417,693
Liability provisions	863,728	308,293	1,172,021	956,102	341,451	1,297,553
Debt obligations exchange loss		25,299	25,299		481,405	481,405
Employee profit sharing	2,775,918		2,775,918	2,122,506		2,122,506
Total deferred tax assets	4,639,568	627,182	5,266,750	4,240,975	1,097,934	5,338,909
Deferred tax liabilities:						
Fixed assets, net	(11,888,475)	(5,002,581)	(16,891,056)	(13,077,504)	(5,581,314)	(18,658,818)
Inventories	(278,707)	(109,958)	(388,665)	(414,944)	(162,346)	(577,290)
Capitalized interest or net financing cost	(556,201)	(203,677)	(759,878)	(724,861)	(258,879)	(983,740)
Licenses	(149,773)	(40,160)	(189,933)	(138,632)	(48,225)	(186,857)
Net projected asset (pensions)	(5,816,545)	(2,077,338)	(7,893,883)	(6,768,743)	(2,417,408)	(9,186,151)
Prepaid expenses	(281,738)	(100,747)	(382,485)	(422,749)	(150,983)	(573,732)
Financial instruments	(519,463)	(212,337)	(731,800)	(165,634)	(59,155)	(224,789)
Total deferred tax liabilities	(19,490,902)	(7,746,798)	(27,237,700)	(21,713,067)	(8,678,310)	(30,391,377)
Net deferred tax liabilities	P.(14,851,334)	P.(7,119,616)	P.(21,970,950)	P.(17,472,092)	P.(7,580,376)	P.(25,052,468)

For Mexican GAAP purposes, as earlier discussed in Note 16, the deferred income tax liabilities recognized for the Mexican operations amount to P.15,504,902 and P.18,704,438 at December 31, 2005 and 2004, respectively.

The temporary differences, on which the foreign subsidiaries recognized deferred taxes under U.S. GAAP in the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Deferred tax asset:		
Fixed assets, net	P. 586,944	P. 420,539
Allowance for doubtful accounts and slow-moving inventories	1,764,515	2,742,813
Tax loss carryforwards	1,603,260	1,551,773
Advance billings	58,015	67,185
Liability provisions	1,190,032	793,677
	5,202,766	5,575,987
Deferred tax liability:		
Licenses	(146,552)	(684,546)
Inventories	(1,024,862)	(50,700)
	(1,171,414)	(735,246)
Net deferred tax asset	P. 4,031,352	P.4,840,741

For Mexican GAAP purposes, as earlier discussed in Note 16, the deferred income tax assets recognized for the foreign operations amount to P.5,787,981 and P. 5,507,050 at December 31,2005 and 2004, respectively.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Employee benefit obligations:

México

In 2005, 2004 and 2003, pension and seniority premium plans expense under U.S. GAAP, totaled P. 3,524,383 P. 3,668,380, and P. 4,438,714, respectively. The components of these employee benefit obligations calculated in accordance with the provisions of Statement of Financial Accounting Standards No. 87 (SFAS No. 87), consist of the following:

	December 31, 2005	2004	2003
Labor cost	P. 2,878,352	P. 2,595,229	P. 2,520,894
Financial cost of projected benefit obligation	6,545,160	5,796,858	5,362,043
Projected return on plan assets	(6,897,857)	(5,974,426)	(4,960,678)
Amortization of past service costs	579,126	579,126	579,126
Amortization of variances in assumptions	419,602	691,593	937,329
Net period cost under U.S. GAAP	3,524,383	3,688,380	4,438,714
Net period cost under Mexican GAAP	4,416,352	4,484,501	5,317,246
Cost reduction under U.S. GAAP	P. (891,969)	P. (796,121)	P. (878,532)

The amount reconciled in net income of P.891,969 represents the effect generated by the assumptions used during the first application of the adoption of the pension and seniority premium accounting rules when they became effective for US GAAP and Mexican GAAP purposes, which were in different years.

In determining the various economic assumptions used in the computation, the Company estimates specific rates for each of the next 12 years and assumes a constant ultimate rate for each year thereafter. Each economic assumption is evaluated annually and revised as necessary. Assumptions used in the computation of the net cost under U.S. GAAP for each of the years presented in the above table are equal to those used in the determination of employee benefit obligations disclosed in Note 7.

The change in plans' funded status under U.S. GAAP is as follows:

	2005	2004
Plan assets in excess of projected benefits	P. 8,392,320	P. 5,043,454
Unamortized actuarial loss	10,629,854	16,660,781
Transition liability	1,640,742	2,187,653
Past services and changes in plan	249,979	282,194
Projected net asset	P.20,912,895	P.24,174,082

The weighted-average asset actual allocation of plan assets by asset category is as follows:

	Percentage of plan assets at December 31, 2005	2004
Equity securities:		
Mexican companies	51.9%	40.6%
U.S. companies	4.5%	3.7%
Debt securities:		
Mexican Government	37.3%	31.8%
Mexican private companies	6.3%	23.9%
Total	100.0%	100.0%

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

The asset allocation of plan assets at December 31, 2005 and 2004 and the target allocation for 2006 by asset category are as follows:

	Target allocation 2006	2005	2004
Fixed-income securities	50-60%	55.7%	55.6%
Variable-income securities	40-50%	44.3%	44.4%

The target asset allocations reflect the Company's investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk.

As of December 31, 2005, securities held by the plan included 412.4 million shares of TELMEX (156.2 million shares in 2004) and 1,436.1 million shares of related parties (1,056.9 million shares in 2004), with a fair value of P. 5,423,003 (P. 4,563,837 in 2004) and P. 40,538,088 (P. 36,131,780 in 2004), respectively. In 2005, the plan purchased 26.2 million shares of related parties (13.6 million shares in 2004) and sold 148.3 million shares of related parties (205.3 million shares in 2004). Dividends received by the plan in 2005 were P. 320,467 (P.338,788 in 2004).

As of December 31, 2005, securities held by the plan also included P. 149,825 (notional amount) of TELMEX debt securities (P. 127,582 in 2004) and P. 5,917,906 (notional amount) of related parties' debt securities (P. 20,376,617 in 2004), with a fair value of P. 154,733 and P. 7,452,476, respectively (P. 130,983 and P. 21,440,791, respectively in 2004). In 2005, the plan purchased P. 914,012,823 (P. 1,201,580,344 in 2004) and sold P. 944,367,317 (P. 553,642,020 in 2004) of related parties' debt securities, and purchased P. 11,628 (P. 4,762 in 2004) and sold 23,140 in 2004 of TELMEX debt securities; interest income recognized by the plan in 2005 was P. 15,685 (P. 16,911 in 2004) on TELMEX securities and P. 160,159 (P. 100,298 in 2004) on related parties securities.

Expected cash flows for pension benefits plan and seniority premiums are as follows:

Expected contributions to trust fund:	
2006	P. 4,733,957
Expected benefit payments:	
2007	P. 4,903,339
2008	5,111,216
2009	5,346,601
2010	5,601,628
2011	5,932,266
2012-2015	27,587,185
Total	P.54,482,235

The investment policies of plan assets are the following:

- Tax rules issued by the Ministry of Finance and Public Credit:

  Asset investments of the pension fund must be made through an irrevocable trust set up with a financial credit institution authorized to operate in Mexico.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

To invest at least 30% of assets in Mexican government securities registered in the National Registry of Securities and Intermediaries ("Registro Nacional de Valores e Intermediarios") or in shares of investment funds in debt instruments ("sociedades de inversión").

The remaining 70% (maximum) will be invested in securities approved by the CNBV.

Beginning on January 1, 2007, the fund will not be allowed to invest more than 10% of total assets in Company's own shares or in shares of related companies.

- Trading:

  The fund invests in securities approved by CNBV with high trading, liquidity and credit quality.

- Plan assets structure:

  Ensure that the composition of assets comprising the pension fund generates sufficient resources and liquidity to cover growth of pension obligations.

The Company's policy that defines long-term interest rates to discount the obligations of the pension plan is based on the historical returns of real short term interest rates for the last 20 years in Mexico. Before 1984, debt securities yielded negative interest rates in real terms and for that reason the Company decided not to go beyond twenty years of historical interest rates, with the purpose to adopt the current Mexican monetary policy. As part of the policy's criteria, interest rates used in the projection are those available at the end of the last year.

The historical averages of real interest rates for the last twenty years ended in December 31, 2002 have increased (from 6.45% in 2000 through 7.83% in 2002) as a result of the government monetary policy of giving an increased real premium. In 2002, interest rates worldwide have been lower and for that reason, the Company decided not to modify discount real interest rates used in actuarial projections for 2003.

The unrecognized net transition obligation under SFAS No. 87 of P. 6,562,995 at January 1, 1997, is being amortized over the average future working lifetime of the employee group, which has been determined to be 12 years. The portion of the unrecognized net (loss) gain that exceeds 10% of the greater of projected benefit obligation or plan asset, will also be recognized over 12 years.

In 1995, consistent with the deferral of the unrecognized net (loss) gain, TELMEX included in income of such year an amount of P. 767,517 as monetary gain on the unfunded liability and deferred P. 4,040,917, which represented the difference between the amount credited to income and the full monetary gain on the unfunded liability. For 1996, the Company did not defer the monetary gain for such year, as the rates used in the actuarial study were similar to actual inflation for 1996, and amortized P. 211,566 of the monetary gain deferred in 1995. The monetary gain deferred in 1995 is being amortized in 12 years. In 2005, 2004 and 2003, the Company amortized P. 348,126 each year, on the monetary gain deferred in 1995. At December 31, 2005, the balance pending of amortization was P. 696,247 (P. 1,044,373 in 2004).

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Brazil

Defined Contribution Plan:

	2005	2004
Unfunded liability (*):		
Beginning balance at January 1, 2005 and August 1, 2004	P. 763,423	P. 614,913
Effect of conversión	33,177	
	796,600	614,913
Plus – adjustments for percentage yield on plan assets	22,202	327,808
Less – payments during the year	(168,352)	(153,840)
Effect of inflation	–	(25,458)
Ending balance at end of year	P. 650,450	P. 763,423
Total expense:		
Matching contribution plus risk benefits	P. 89,839	P. 37,935

(*) The unfunded liability represents the amount due by the plan sponsor for the participants that migrated from the defined benefit plan to the defined contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the General Price Index (IGP-DI) plus 6% p.a.

Plan assets

The plan assets to cover pension and other post-retirement benefits totaled P. 5,642,592 and P. 5,415,416 at December 31, 2005 and 2004, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

- 10% in nominal bonds to guarantee the short-term liabilities
- 75% in inflation-indexed bonds to guarantee the long-term liabilities
- 10% in stocks to hedge an unexpected decrease in the long-term real interest rate
- 5% in real estate as a strategy of diversification
- seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2005 and 2004 are as follows:

	2005			
	Defined Benefit Plan	Defined Contribution Plan	Medical Plan	Total
Fixed income	81%	91%	98%	86%
Stocks	13%	7%	0%	10%
Real state	4%	0%	0%	2%
Beneficiary loans	2%	2%	2%	2%
Total	100%	100%	100%	100%

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	2004			
	Defined Benefit Plan	Defined Contribution Plan	Medical Plan	Total
Fixed income	78%	96%	99%	86%
Stocks	14%	0%	0%	8%
Real state	7%	0%	0%	4%
Beneficiary loans	1%	4%	1%	2%
Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined Benefit Plan	Medical Plan	Total per year
2006	P. 428,675	P. 67,096	P. 495,771
2007	445,281	74,253	519,534
2008	462,001	82,096	544,097
2009	479,605	90,754	570,359
2010	496,659	100,034	596,693
2011 to 2015	2,745,494	668,919	3,414,413
Total	P.5,057,715	P.1,083,152	P.6,140,867

Concentrations of risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables and temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any financial institution.

Approximately 30% of Embratel's employees are affiliated with state and/or municipal labor unions. The most significant of these is Sindicato dos Trabalhadores em Empresas de Telecomunicações (Sinttel), which is associated with the Federação Nacional dos Trabalhadores em Empresas de Telecomunicações e Operadores de Mesas Telefônicas (Fenattel), or with the Federação Interestadual dos Trabalhadores em Empresas de Telecomunicações (Fittel), with which labor agreements are negotiated. Approximately 0.3% of the employees of BrasilCenter, 18.0% of the employees of Star One and 1.4% of the employees of Vésper are associated with labor unions.

Labor agreements are negotiated for BrasilCenter employees with the state labor unions of each of five different states where BrasilCenter operates, and for Star One employees with the labor union of the state of Rio de Janeiro. Labor agreements are negotiated for Vésper employees with the labor unions of the states of Rio de Janeiro and São Paulo. The Company's relationship with its employees and unions is generally good. The Company has not experienced a work stoppage that had a material effect on their operations for many years.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Except for labor agreements with BrasilCenter employees in Ribeirão Preto, Juiz de Fora and Rio de Janeiro, labor agreements with their employees have a two-year term. Some economic issues (e.g., salaries and benefits) pertaining to the two-year labor agreements, however, are subject to revision after 12 months. Currently, the labor agreements for employees of BrasilCenter, Embratel and Vésper are effective.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company operations.

Effects of inflation accounting on U.S. GAAP adjustments:

To determine the net effect on the consolidated financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 1) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Disclosure about fair value of financial instruments:

In accordance with Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures about fair value of financial instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the convertible senior debentures and senior notes at December 31, 2005 and 2004. As of December 31, 2005, the carrying value of total debt is P. 90,369,082 (P. 91,521,875 at December 31, 2004) and the fair value is P. 90,098,374 (P. 93,059,901 at December 31, 2004).

Business combinations and goodwill and other intangible assets:

Goodwill

a) In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, ("SFAS 141"), "Business combinations," and No. 142 ("SFAS 142"), "Goodwill and other intangible assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The application of this pronouncement did not have any effect on the Company's financial position or on its results of operations.

Fixed assets and licenses, net

b) Under U.S. GAAP the excess of the fair value of the net assets acquired in a business combination over the purchase price is first allocated pro rata to reduce amounts assigned to the acquired assets including in-process research and development, except for: financial assets, assets to be disposed of by sale, deferred income tax assets, prepaid assets related to pension or other post retirement benefit plans and any other current assets. Under Mexican GAAP, this transaction between entities under common control is recognized as an equity transaction.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Minority interest

c) For Mexican GAAP purposes until December 2004, purchase of minority interest could generate goodwill for the difference between the amount paid and the carrying value. Beginning in 2005 with the adoption of Bulletin B-7, purchase of minority interest began to be considered as an equity transaction between entities under common control. Minority interest for Mexican GAAP purposes is stated at fair value and recognized as part of the equity. For US GAAP, minority interest should be accounted for at historical value and it is not considered as part of the equity. The effect in 2005 was not significant.

Excess in purchase price over book value of acquired shares of companies under common control

d) Under U.S. GAAP, transfers between entities under common control are done at the lower of fair market value and book value. If fair market value is under the book value a loss should be recognized in net income. For Mexican GAAP purposes, this difference should be registered as an equity transaction. The effect is not significant for the periods presented.

Equity method in net income of affiliate

e) For Mexican GAAP purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was calculated using net income under Mexican GAAP, while for US GAAP purposes, the equity method in the net income of this affiliate is determined based on net income under US GAAP. The difference for P.250,432 shown in the net income reconciliation, represents the equity method in the differences applicable in Net, between both GAAPs.

Reporting comprehensive income:

Cumulative effects of the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost, effect of translation of foreign entities and effect of market value of swaps, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2005, (decreased) increased stockholders' equity by P. (39,698,687), P. (3,129,684), P.1,169,612 and P. (165,288), respectively.

Cumulative effects of the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost, effect of available for sale securities and effect of translation of foreign entities, as adjusted for U.S. GAAP purposes, included in comprehensive income at December 31, 2004, (decreased) increased stockholders' equity by P. (41,231,577), P. (2,140,782), P. (1,141,668) and P. 794,940, respectively.

Accounting for derivative instruments and hedging activities:

For U.S. GAAP reporting, beginning January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting for derivative instruments and hedging activities," as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilities at their fair values and changes in their fair value are recognized immediately in earnings, unless the derivative qualifies as a "hedge" as defined in SFAS 133 for which certain special accounting treatment is permitted.

The principal difference between SFAS 133 and Bulletin C-2 affecting the company relates to the requirements to apply for hedge accounting. SFAS 133 provides very specific requirements to qualify for hedge accounting at inception and during the term of the hedging relationship. Under Bulletin C-2, hedge accounting is permitted when the Company has the intent to hedge and the derivative instrument has similar risk characteristics to the underlying asset or liability being hedged.

Voting rights:

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

- the extension of TELMEX's term of duration;
- the transformation of TELMEX from one type of company to another;
- any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX;
- removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange; and
- any action that would prejudice the rights of holders of L Shares.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Stock options:

Under Mexican GAAP, TELMEX records no compensation expense with respect to these stock options. Under U.S. GAAP the Company recognizes a compensation expense using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for stock issued to employees," as allowed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for stock based compensation." Under the intrinsic value method compensation expense is recognized as the differences between the quoted market price at the date of grant and the exercise price paid by the employee. If no payment is required the expense is based on the quoted market price of the Company's shares on the date of grant.

Information related to options is summarized below:

	Number of stock options (in millions)
Outstanding at January 1, 2003	20.6
Granted	23.4
Exercised	(8.6)
Outstanding at December 31, 2003	35.4
Granted	18.0
Exercised	(52.2)
Outstanding at December 31, 2004	1.2
Cancelled	(1.2)
Outstanding at December 31, 2005	0.0

Had compensation cost for stock option plans been recognized using the fair value-based method of accounting at the date of grant for awards in 2004 and 2003 as defined by SFAS 123, the Company's U.S. GAAP net income and net income per share would have been as follows:

	Year ended December 31, 2005	2004	2003
Net income	P.27,048,573	P.29,174,867	P.23,593,616
Stock-based compensation cost included in net income	(5,106)	46,170	(10,818)
Stock-based compensation cost that would have been included in net income if the fair value based method had been applied to all awards		(60,002)	(101,946)
Pro forma net income as if the fair value based method had been applied to all awards	P.27,043,467	P.29,161,035	P.23,480,852
Earnings per share (in pesos):			
Basic:			
As reported	P. 1.182	P. 1.220	P. 0.947
Pro forma	P. 1.181	P. 1.220	P.0.943
Diluted:			
As reported	P. 1.182	P. 1.216	P. 0.922
Pro forma	P. 1.181	P. 1.215	P. 0.918

For purposes of these pro forma disclosures, the estimated fair value of the options granted is amortized to expense over the options' vesting period. The fair value for these options was estimated at the date of grant, using a Black-Scholes option pricing model with the following assumptions used for grants in 2004 and 2003: risk-free interest rate of 9.68% and 9.68%; dividend yield of 3.84% and 3.84%; expected volatility factor of 18.5% and 18.5%; and expected option life of 1.0 and 1.0 years, respectively. The fair value of the options at the date of grant in 2004 and 2003 was P. 6.63 and P. 8.46, respectively.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Impairment or disposal of long-lived assets:

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the impairment or disposal of long-lived assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the results of operations for a disposal of a segment of a business". SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted Statement 144 as of January 1, 2002 and the adoption of this Statement did not have an impact on the U.S. GAAP financial position and results of operations.

Accounting for certain financial instruments with characteristics of both liabilities and equity:

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for certain financial instruments with characteristics of both liabilities and equity". The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have an impact on the U.S. GAAP financial information.

Consolidation of variable interest entities:

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of variable interest entities", as amended. Interpretation No. 46 addresses how to identify variable interest entities and provides guidance as to how a company may assess its interests in a variable interest entity for purposes of deciding whether consolidation of that entity is required. The adoption of Interpretation No. 46 did not have an impact on the U.S. GAAP financial information.

Statement of exchanges of non-monetary assets:

On December 12, 2004 The FASB issued SFAS No. 153 "Statement of exchanges of non-monetary assets", an amendment of APB Opinion No. 29. This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. It becomes effective for financial statements for fiscal periods beginning after June 15, 2005. The Company believes that the adoption this FASB will not have impact on its financial position, results of operations or cash flows.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Accounting Changes and Error Corrections

On May 2005, The FASB issued SFAS No. 154 "Accounting Changes and Error Corrections", this Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

This Statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.

This Statement requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability.

This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The adoption of this FASB will not have impact on the Company's financial position, results of operations or cash flows.

Accounting for Certain Hybrid Financial Instruments

On February 2006, SFAS 155 "Accounting for Certain Hybrid Financial Instruments"—an amendment of FASB Statements No. 133 and 140— was issued. This Statement shall be effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133.

c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

e) Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The rules of this FASB will not have impact on the Company's financial position, results of operations or cash flows.

Accounting for Servicing of Financial Assets

The FASB has issued SFAS 156 "Accounting for Servicing of Financial Assets", which amends FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In a significant change to current guidance, FAS 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities:

a) Amortization Method — Amortize servicing assets or servicing liabilities in proportion to and over the period of net servicing income or net servicing loss and assess the servicing assets or liabilities for impairment or increased obligation based on fair value at each reporting date. This method is consistent with current subsequent measurement guidance for servicing rights.

b) Fair Value Measurement Method — Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the change occurs. This method is a new alternative that may be very beneficial to some entities.

FAS 156 is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. However, earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements for any interim period of that fiscal year. This is a key provision since unless a calendar-year company early adopts FAS 156 as of January 1, 2006, and before it issues first quarter financial statements, the entity will not be able to adopt the fair value measurement method until January 1, 2007. TELMEX considers that the adoption of this new accounting pronouncement will not have an impact on its financial position, result of operations or cash flows.

Summary

Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Year ended December 31, 2005	2004	2003
Net income as reported under Mexican GAAP	P.28,998,790	P.28,762,242	P.24,401,282
U.S. GAAP adjustments:			
Capitalized interest or net financing cost	104,364	56,137	107,088
Depreciation of capitalized interest	(570,601)	(578,732)	(597,299)
Accrued vacation pay			(6,797)
Deferred income tax under U.S. GAAP included in this reconciliation	136,170	1,899,558	(277,819)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation	(19,013)	(65,587)	(87,643)
Deferred employee profit sharing	205,337	(426,297)	109,783
Pension and seniority premium plan cost	891,969	796,121	878,532
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI	(3,007,395)	(2,322,406)	(2,172,565)
Effect of derivative instruments	(175,751)	423,041	477,293
Stock option plan	5,106	(46,170)	10,818
Effects of inflation accounting on U.S. GAAP adjustments	435,638	660,684	750,943
Minority interest on the above U.S. GAAP adjustments	398,748	366,280	
Minority interest	(818,922)	(350,004)	
Depreciation expense	213,701		
Equity interest in net income of affiliate	250,432		
Total U.S. GAAP adjustments	(1,950,217)	412,625	(807,666)
Net income under U.S. GAAP	P.27,048,573	P.29,174,867	P.23,593,616
Weighted average common shares outstanding (in millions):			
Basic	22,893	23,906	24,908
Diluted	22,893	24,404	26,202
Net income per share under U.S. GAAP (in pesos)			
Basic	P. 1.182	P. 1.220	P. 0.947
Diluted	P. 1.182	P. 1.216	P. 0.922

After giving effect to the foregoing adjustments for pension plan costs, accrued vacation pay, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and stock option plan expense; as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 43,549,591, P. 39,155,699 and P. 38,246,688, in 2005, 2004 and 2003, respectively.

(In thousands of Mexican pesos with purchasing power at December 31, 2005)

	December 31	
	2005	2004
Total stockholders' equity under Mexican GAAP	P.111,347,664	P.111,418,361
U.S. GAAP adjustments, net of effects of inflation on monetary items:		
Capitalized interest or net financing cost	11,984,255	11,877,272
Accumulated depreciation of capitalized interest or net financing cost	(9,817,958)	(9,247,357)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation	1,809,703	1,690,271
Deferred employee profit sharing on USGAAP adjustments included in this reconciliation	(46, 908)	(88,345)
Deferred employee profit sharing	(6,944,935)	(7,325,265)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories	(3,040,536)	(1,291,000)
Pension and seniority premium plan cost	(2,103,618)	(3,343,713)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI	9,247,766	4,381,062
Effect of derivative instruments		612,891
Stock option plan		(5,106)
Minority interest on the above U.S. GAAP adjustments	(1,934,716)	(730,305)
Minority interest	(9,908,284)	(14,422,605)
Fixed assets	(4,889,551)	
Accumulated depreciation of fixed assets	213,701	
Reclassification to assets of goodwill related to acquisition of minority interest	118,246	
Equity interest in net income of affiliate	250,432	
Total U.S. GAAP adjustments net	(15,062,403)	(17,892,200)
Total stockholders' equity under U.S. GAAP	P. 96,285,261	P. 93,526,161

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES
Years Ended December 31, 2005 and 2004
(In thousands of Mexican pesos with purchasing power at December 31, 2005)

Consolidated statements of changes in stockholders' equity under U.S. GAAP at December 31, 2003, 2004 and 2005, are as follow:

			Retained earnings					
	Capital stock	Premium on sale of shares	Legal reserve	Unappropriated	Total	Other accumulated comprehensive income items	Comprehensive income	Total
Balances at January 1, 2003	P.31,294,507	P.14,410,970	P.17,287,377	P. 57,831,125	P. 75,118,502	P.(55,498,828)		P.65,325,151
Appropriation of earnings approved at stockholders' meeting held in April, 2003:								
Cash dividends paid at P.0.334 per share. (P.0.303 historical)				(8,285,207)	(8,285,207)			(8,285,207)
Increase in legal reserve			788,815	(788,815)				
Cash purchase of Company's own shares	(1,204,218)			(11,276,222)	(11,276,222)			(12,480,440)
Stock options exercised (Note 17)	7,673	16,579		45,660	45,660			69,912
Comprehensive income:								
Net income for the year				23,593,616	23,593,616		P.23,593,616	23,593,616
Other comprehensive income items:								
Deferred taxes allocated to equity, net of effect of inflation						(393,866)	(393,866)	(393,866)
Effect of labor obligations, net of deferred taxes						11,933,632	11,933,632	11,933,632
Comprehensive income							P.35,133,382	
Balances at December 31, 2003	30,097,962	14,427,549	18,076,192	61,120,157	79,196,349	(43,959,062)		79,762,798
Appropriation of earnings approved at stockholders' meeting held in April, 2004:								
Cash dividends paid at P. 0.351 per share (P. 0.333 historical)				(8,415,449)	(8,415,449)			(8,415,449)
Increase in legal reserve			540,627	(540,627)				
Cash purchase of Company's own shares	(1,249,852)			(13,106,387)	(13,106,387)			(14,356,239)
Debt converted into common shares	10,388	6,973,137						6,983,525

Stock options exercised (Note 17)	75,781	142,874		498,878	498,878			717,533
Excess of purchase price over book value of acquired shares of companies under common control				(580,849)	(580,849)			(580,849)
Comprehensive income:								
Net income for the year				29,174,867	29,174,867		P.29,174,867	29,174,867
Other comprehensive income items:								
Deferred taxes allocated to equity, net of effect of inflation						586,703	586,703	586,703
Effect of instruments available for sale						(1,141,668)	(1,141,668)	(1,141,668)
Effect of translation of foreign entities, net						794,940	794,940	794,940
Comprehensive income							P.29,414,842	
Balances at December 31, 2004	28,934,279	21,543,560	18,616,819	68,150,590	86,767,409	(43,719,087)		93,526,161
Appropriation of earnings approved at stockholders' meetings held in April, 2005:								
Cash dividends paid at P.0.376 per share. (P.0.370 historical)				(8,556,115)	(8,556,115)			(8,556,115)
Increase in legal reserve			609,181	(609,181)				
Cash purchase of Company's own shares	(1,398,331)			(16,132,763)	(16,132,763)			(17,531,094)
Other				(97,304)	(97,304)			(97,304)
Comprehensive income:								
Net income for the year:				27,048,573	27,048,573		P.27,048,573	27,048,573
Other comprehensive income items:								
Deferred taxes allocated to equity, net of effect of inflation						543,988	543,988	543,988
Effect of instruments available for sale:								
Gain for the year						1,643,022	1,643,022	1,643,022
Gain on sale recognized in								

income						(501,354)	(501,354)	(501,354)
Effect of market value of swaps, net of deferred taxes						(165,288)	(165,288)	(165,288)
Effect of translation of foreign entities, net						374,672	374,672	374,672
Comprehensive Income							P.28,943,612	
Balances at December 31, 2005	P.27,535,948	P.21,543,560	P.19,226,000	P. 69,803,800	P. 89,029,800	P.(41,824,047)		P. 96,285,261

The accompanying notes are an integral part of these financial statements.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: /s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1	Amended and restated bylaws (*estatutos sociales*) of Teléfonos de México, S.A. de C.V., dated as of April 28, 2005, together with an English translation (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2004 (File No. 1-10749) filed on June 27, 2005).
2.1	L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-11362) filed on January 14, 2000).
2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-12936) filed on November 29, 2000).
2.3	Loan Agreement, dated as of October 20, 2005, among Teléfonos de México, S.A. de C.V., as borrower, the lenders party thereto, Citibank, N.A., as administrative agent, and ABN Amro Bank N.V., BBVA Securities Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc., as Mandated Lead Arrangers and Joint Bookrunners.
3.1	Agreement dated December 20, 2000 between Carso Global Telecom, S.A. de C.V. and SBC International, Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000 (File No. 1-10749) filed on May 4, 2001).
4.1	Concession dated March 10, 1976 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).
4.2	Concession Amendment dated August 10, 1990 between Teléfonos de México, S.A. de C.V. and the Mexican Ministry of Communications and Transportation, together with an English translation (incorporated by reference to our registration statement on Form F-1 (File No. 033-39893) filed on April 9, 1991).
4.3	Management Services Agreement dated January 2, 2006 between Teléfonos de México, S.A. de C.V. and Carso Global Telecom, S.A. de C.V. (English translation).
4.4	Management Services Agreement dated January 2, 2001 between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc. (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749) filed on June 28, 2004).
4.5	Amendment, dated January 4, 2006, to Management Services Agreement, dated January 2, 2001, between Teléfonos de México, S.A. de C.V. and SBC International Management Services Inc.

4.6	Stock Purchase Agreement, dated as of April 9, 2005, by and among Verizon Communications Inc., Eli Acquisition, LLC, Global Telecom LLC, Inmobiliaria Inbursa, S.A. de C.V., Promotora Inbursa, S.A. de C.V., Banco Inbursa, S.A. Institucion de Banca Multiple Grupo Financiero Inbursa, Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V., Orient Star Holdings LLC and Commercial LLC (incorporated by reference to Exhibit 2.1 to Verizon's current report on Form 8-K filed on April 11, 2005).
7.1	Calculation of ratios of earnings to fixed charges.
8.1	List of subsidiaries of Teléfonos de México, S.A. de C.V.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Mancera, S.C., to the incorporation by reference into the effective registration statement on Form F-3 of Teléfonos de México, S.A. de C.V. (File No. 333-111040) of its report with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V., which appears in this Annual Report on Form 20-F.

Exhibit 2.3
EXECUTION COPY

U.S. $2,500,000,000

LOAN AGREEMENT

dated as of

October 20, 2005

among

TELÉFONOS DE MÉXICO, S.A. DE C.V.

The Lenders Party Hereto,

and

CITIBANK, N.A.,

as Administrative Agent

ABN AMRO BANK N.V.
BBVA SECURITIES INC.
CITIGROUP GLOBAL MARKETS INC.
HSBC SECURITIES (USA) INC.
as Mandated Lead Arrangers and Joint Bookrunners

ABN AMRO BANK N.V.
BANK OF AMERICA, N.A.

BBVA SECURITIES INC.

CALYON NEW YORK BRANCH
CITIGROUP GLOBAL MARKETS INC.

EXPORT DEVELOPMENT CANADA
HSBC SECURITIES (USA) INC.
ING CAPITAL LLC
MIZUHO CORPORATE BANK, LTD.

THE BANK OF NOVA SCOTIA
as Mandated Lead Arrangers

ABN AMRO BANK N.V.
as Syndication Agent

BBVA SECURITIES INC. and HSBC SECURITIES (USA) INC.
as Co-Documentation Agents

TABLE OF CONTENTS

Schedules:

Schedule I	Commitments and Lending Office
Schedule 3.13	Unrestricted Subsidiaries

Exhibits:

Exhibit A	Form of Tranche A Note
Exhibit B	Form of Tranche B Note
Exhibit C	Form of Certificate of Officer
Exhibit D	Form of Legal Opinion of Galicia y Robles, S.C.
Exhibit E	Form of Legal Opinion of Cleary Gottlieb Steen & Hamilton LLP
Exhibit F	Form of Legal Opinion of Ritch Mueller, S.C.
Exhibit G	Form of Legal Opinion of Shearman & Sterling LLP
Exhibit H	Form of Assignment and Acceptance

LOAN AGREEMENT (this "Agreement"), dated as of October 20, 2005, among TELÉFONOS DE MÉXICO, S.A. DE C.V., a *sociedad anónima de capital variable* duly organized and validly existing under the laws of the United Mexican States (the "Borrower"); each of the lenders that is a signatory hereto and is listed under the caption "TRANCHE A BANKS" on Schedule I hereto and each bank or financial institution that becomes a "Tranche A Lender" after the date hereof pursuant to Section 8.06 hereof (individually, a "Tranche A Lender" and, collectively, the "Tranche A Lenders"); each of the lenders that is a signatory hereto and is listed under the caption "TRANCHE B BANKS" on Schedule I hereto and each bank or financial institution that becomes a "Tranche B Lender" after the date hereof pursuant to Section 8.06 hereof (individually, a "Tranche B Lender" and, collectively, the "Tranche B Lenders" and, together with the Tranche A Lenders, the "Lenders"); each of the financial institutions listed on the signature pages hereto as a Mandated Lead Arranger; ABN AMRO BANK N.V., BBVA SECURITIES INC., CITIGROUP GLOBAL MARKETS INC. and HSBC SECURITIES (USA) INC., as the joint bookrunners (collectively, the "Joint Bookrunners"); CITIBANK, N.A., as administrative agent for the Lenders hereunder (in such capacity, the "Administrative Agent"); BANCO BILBAO VIZCAYA ARGENTARIA S.A. and HSBC SECURITIES (USA) INC., as documentation agents (individually, a "Documentation Agent", and collectively, the "Documentation Agents"); and ABN AMRO Bank N.V., as the syndication agent, (the "Syndication Agent").

WHEREAS, the Lenders have agreed, on the terms and conditions set forth herein, to make available to the Borrower a senior unsecured loan in the aggregate amount of U.S.$2,500,000,000 upon the terms and subject to the conditions set forth in this Agreement, in order to (i) finance the repayment of the amounts owed by the Borrower under the Loan Agreement dated as of July 15, 2004 among the Borrower, Citibank, N.A., as Administrative Agent and the lenders signatory thereto (the "2004 Credit Agreement"), and (ii) use for general corporate purposes.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

"Administrative Agent" has the meaning assigned to such term in the preamble hereto.

"Affiliate" means, with respect to a specified Person, any other Person which, directly or indirectly, through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Agent Parties" shall have the meaning assigned to such term in Section 8.02(d).

"Agreement" means this Loan Agreement, as amended, supplemented or otherwise modified from time to time.

"Applicable GAAP" shall have the meaning set forth in Section 1.02(b).

"Applicable Margin" means, with respect to each Tranche, the percentage per annum as set forth below:

Tranche	Percentage
A	0.30 %
B	0.425%

"Assignee" has the meaning assigned to such term in Section 8.06(c).

"Assignment and Acceptance" has the meaning assigned to such term in Section 8.06(c).

"Benefitted Lender" has the meaning assigned to such term in Section 8.07.

"Borrower" has the meaning assigned to such term in the preamble hereto.

"Borrowing Date" means the Business Day on which the Loans are made to the Borrower.

"Business Day" means any day (other than a Saturday or a Sunday or other day on which commercial banks in New York City or Mexico City are authorized or required by law to close) on which commercial banks are open for international business (including dealings in Dollar deposits) in London.

"Capital Lease Obligations", as to any Person, means the obligations of such Person to pay rent or other amounts under any Capital Lease and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with Mexican GAAP.

"Capital Leases" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with Mexican GAAP.

"Carso Global Telecom" means Carso Global Telecom, S.A. de C.V.

"Change in Control", at any date, means that any person, together with any Affiliates or Related Persons thereof, shall (i) beneficially own (determined in accordance with Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as in effect on the date of original execution of this Agreement), directly or indirectly, shares of capital stock of the Borrower entitling such person to exercise 50% or more of the total voting power of all shares of capital stock of the Borrower entitled to vote generally in elections of directors or (ii) otherwise possess, directly or indirectly the power to direct or cause the direction of the management or policies of the Borrower by contract or otherwise; provided, however, that a Change in Control shall not be deemed to have occurred if such person, together with such Affiliates or Related Persons, is any

of Carso Global Telecom or any of its Affiliates (provided, that any such Affiliate is Controlled by one or more members of the immediate family of Carlos Slim Helú) or one or more members of the immediate family of Carlos Slim Helú who are beneficial owners of Carso Global Telecom as of the date of this Agreement. As used in this definition, "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as in effect on the date of the original execution of this Agreement.

"Change of Law" has the meaning assigned to such term in Section 2.11(a).

"Closing Date" means the date on which the conditions precedent set forth in Section 4.01 shall be satisfied.

"Commitments" means, as to any Lender, its aggregate Tranche A Commitment and Tranche B Commitment; and collectively, as to all Lenders, the aggregate Tranche A Commitments and Tranche B Commitments.

"Commitment Percentage" means, as to any Lender at any time, the percentage which such Lender's Commitment then constitutes of the aggregate Commitments (or, at any time after the Commitments shall have expired or terminated, the percentage which the principal amount of such Lender's Loans then outstanding constitutes of the aggregate principal amount of all Loans then outstanding).

"Communications" shall have the meaning assigned to such term in Section 8.02(b).

"Consolidated EBITDA" means, for any period and with respect to any Person, the sum, determined on a consolidated basis, of (a) operating income of such Person and its Subsidiaries (other than Unrestricted Subsidiaries) for such period, *plus* (b) to the extent deducted in determining such operating income, total depreciation and amortization expense, in each case as determined in accordance with Mexican GAAP.

"Consolidated Interest Coverage Ratio", for any period, means, with respect to any Person, the ratio of (a) Consolidated EBITDA of such Person for such period to (b) Consolidated Interest Expense of such Person for such period.

"Consolidated Interest Expense", for any period, means, with respect to any Person, total cash interest expense of such Person and its Subsidiaries for such period with respect to all outstanding Indebtedness of such Person and its Subsidiaries (including interest expense attributable to Capital Lease Obligations of such Person and all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and net costs under Hedge Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with Applicable GAAP), in each case determined on a consolidated basis in accordance with Applicable GAAP; provided that, with respect to the Borrower, there shall be excluded any total cash interest expense attributable to the Unrestricted Subsidiaries and their consolidated Subsidiaries that are Unrestricted Subsidiaries for such period with respect to all outstanding Indebtedness of the Unrestricted Subsidiaries and their consolidated Subsidiaries that are Unrestricted Subsidiaries.

"Consolidated Leverage Ratio", as at any date, means, with respect to any Person, the ratio of (a) Consolidated Total Debt of such Person as of the last day of the most recent completed fiscal quarter to (b) Consolidated EBITDA of such Person for the four consecutive fiscal quarters ending on the last day of the most recently ended fiscal quarter.

"Consolidated Total Debt", at any date, means, with respect to any Person, the sum of (a) the aggregate principal amount of all Indebtedness of such Person and its Subsidiaries at such date minus (b) the aggregate amount of cash and short-term investments of such Person and its Subsidiaries at such date, determined on a consolidated basis in accordance with Applicable GAAP. In calculating Consolidated Total Debt of the Borrower, an amount equal to the Consolidated Total Debt attributable to the Unrestricted Subsidiaries and their consolidated Subsidiaries that are Unrestricted Subsidiaries shall be subtracted (if positive) or added (if negative).

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person, whether through the ability to exercise voting power, by contract or otherwise. "Controls", "Controlling" and "Controlled" have meanings correlative thereto.

"Default" means any of the events specified in Article VI, whether or not any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

"Disposition", with respect to any property, means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof.

"Documentation Agent" shall have the meaning assigned to such term in the preamble hereto.

"Dollars" and "$" mean dollars in lawful currency of the United States of America.

"Eligible Assignee" means (i) a Lender; (ii) an Affiliate of a Lender; (iii) a commercial bank organized under the laws of the United States, or any State thereof; (iv) a savings and loan association or savings bank organized under the laws of the United States, or any State thereof; (v) a commercial bank organized under the laws of any other country that is a member of the OECD or has concluded special lending arrangements with the International Monetary Fund associated with its General Arrangements to Borrow, or a political subdivision of any such country, so long as such bank is acting through a branch or agency located in the country in which it is organized or another country that is described in this clause (v); (vi) the central bank of any country that is a member of the OECD; and (vii) a finance company, insurance company or other financial institution or fund (whether a corporation, partnership, trust or other entity) that is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business; provided, however, that no private equity fund, investment company or any pooled investment vehicle investing primarily in distressed securities or loans shall qualify under this definition; and provided further, that neither the Borrower nor any of its Affiliates shall qualify as an Eligible Assignee under this definition.

"Equity Interests" means, with respect to any Person, capital stock or other interests, evidencing ownership or equity interests in such Person, warrants, options or other rights for the purchase or other acquisition from such Person of capital stock or other interests, evidencing ownership or equity interests in such Person, securities convertible into or exchangeable for capital stock or other interests, evidencing ownership or equity interests in such Person or warrants, rights or options for the purchase or other acquisition from such Person of shares or other interests, evidencing ownership or equity interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not the shares or other interests underlying any warrants, options or similar rights to purchase are authorized or otherwise existing on any date of determination.

"Equity Method" shall mean the equity method of accounting under Mexican GAAP, which shall be the accounting method applied to Unrestricted Subsidiaries notwithstanding any requirement under Mexican GAAP to consolidate such Unrestricted Subsidiaries.

"Event of Default" means any of the events specified in Article VI, provided that any requirement for the giving of notice, the lapse of time, or both, or any other condition, has been satisfied.

"Forms" shall have the meaning assigned to such term in Section 2.12(d).

"Governmental Authority" means any nation or government, or any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guarantee" of any Person means, without duplication, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing any Indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, or an *aval*, by such Person: (a) to purchase such Indebtedness or obligation or any property constituting security therefor; or (b) to advance or supply funds for the purchase or payment of such Indebtedness or obligation.

"Hedge Agreements" means all interest rate swaps, caps or collar agreements or similar arrangements dealing with interest rates or currency exchange rates or the exchange of nominal interest obligations, either generally or under specific contingencies.

"Indebtedness" of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (b) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (c) all liabilities in respect of Capital Leases, (d) all obligations of such Person in respect of letters of credit (provided that contingent obligations with respect thereto shall be included only with respect to Section 5.12 and Article VI(e) hereof) and acceptances (or instruments serving a similar function) issued or created for the account of such Person, (e) all liabilities secured by any Lien on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof, (f) net

exposure of such Person in respect of interest rate cap agreements, interest rate swap agreements, foreign currency exchange and swap agreements, equity or equity index swap agreements and other hedging agreements or arrangements (including any option with respect to any of the foregoing transactions) or any combination of the foregoing transactions (calculated on a basis in accordance with accepted practice) and (g) any Guarantee of such Person with respect to liabilities of a type described in any of clauses (a) through (f) hereof.

"Interest Period" means, with respect to each Loan, the period commencing on the Borrowing Date for such Loan and ending on the last day of the period selected by the Borrower pursuant to the provisions below, and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrower pursuant to the provisions below. The duration of each Interest Period shall be three or six months, as the Borrower may, upon notice received by the Administrative Agent not later than 11:00 A.M. (New York time) on the third Business Day prior to the first day of such Interest Period, select; provided that: (1) if any such period would otherwise end on a day which is not a Business Day, such period shall be extended to the next succeeding Business Day unless such day falls into the following calendar month, in which event such period shall end on the next preceding Business Day; (2) any such period which would otherwise extend beyond the Tranche A Maturity Date, in the case of each Tranche A Loan, or the Tranche B Maturity Date, in the case of each Tranche B Loan, shall end on such Tranche A Maturity Date or Tranche B Maturity Date; (3) any such period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such period) shall end on the last Business Day of a calendar month; (4) pursuant to Section 2.07, the Administrative Agent may designate a different period; and (5) if the Borrower fails to select an Interest Period pursuant to the provisions above before the end of an Interest Period applicable to a Loan, the Borrower will be deemed to have selected an Interest Period of the same duration as the Interest Period most recently applicable to such Loan.

"Intralinks" means the digital internet workspace located at http://www.intralinks.com.

"Investment" in any Person means any loan or advance to such Person, any purchase or other acquisition of any Equity Interests or Indebtedness or the assets comprising a division or business unit or a substantial part or all of the business of such Person, any capital contribution to such Person or any other direct or indirect investment in such Person, including, without limitation, any acquisition by way of a merger or consolidation and any arrangement pursuant to which the investor incurs Indebtedness of the types referred to in clause (e) or (g) of the definition of "Indebtedness" in respect of such Person.

"Joint Bookrunners" shall have the meaning assigned to such term in the preamble hereto.

"Lenders" has the meaning assigned to such term in the preamble hereto.

"Lending Office" means, with respect to any Lender, the office of such Lender designated as such on Schedule I hereto or such other office as such Lender may from time to time notify the Administrative Agent and the Borrower.

"LIBO Rate" means, with respect to each day during each Interest Period pertaining to a Loan, the rate per annum equal to (a) the rate (rounded upwards, if necessary, to the nearest 1/16 of 1%) for Dollar deposits based on the period equal to the duration of such Interest Period (or such other period as designated by the Administrative Agent pursuant to Section 2.07) as such rate appears on the display page designated as "Telerate British Bankers Assoc. Interest Settlement Rates Page" (Page 3750) on Telerate System Incorporated (or such other page as may replace such page on that service) at or about 11:00 a.m. (London time) two London Banking Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period or (b) if such service is not available, the average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the respective rates notified to the Administrative Agent by each Reference Lender as the rate at which Dollar deposits based on the period equal to the duration of such Interest Period (or such other period as designated by the Administrative Agent pursuant to Section 2.07) are offered to such Reference Lender by prime banks in the London interbank eurodollar market, at or about 11:00 a.m. (London time) two London Banking Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period in an amount equal to such Reference Lender's Loan or an amount approximately equal to any overdue amount, as the case may be.

"Lien" means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person.

"Loan Documents" means, collectively, this Agreement and the Notes, in each case as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

"Loans" means, collectively, the Tranche A Loans and the Tranche B Loans.

"London Banking Day" means a day on which dealings in deposits in Dollars are carried on in the London interbank market.

"Majority Lenders" means, at any time, Lenders, the Commitment Percentages of which aggregate more than 50%.

"Material Adverse Effect" means a material adverse effect on (a) the business, operations, properties or financial condition of the Borrower and its Subsidiaries (other than the Unrestricted Subsidiaries), taken as a whole, or (b) the validity, legality, binding nature or enforceability of the Loan Documents or the rights and remedies of the Administrative Agent and the Lenders thereunder either of which, in the reasonable judgment of the Majority Lenders, could adversely affect the Borrower's ability to perform its obligations hereunder.

"Material Subsidiary" means, as of any date of determination, any Subsidiary whose total operating revenues for the period of the four consecutive fiscal quarters preceding such date of determination is greater than 15% of the total operating revenues of the Borrower and its Subsidiaries on a consolidated basis for such period; provided, however, that for so long as a Subsidiary is an "Unrestricted Subsidiary", such Subsidiary shall not be considered a Material Subsidiary.

"Mexican GAAP" means generally accepted accounting principles as in effect from time to time in Mexico.

"Mexico" means the United Mexican States.

"Ministry of Finance" means the Ministry of Finance and Public Credit (*Secretaría de Hacienda y Crédito Público*) of Mexico.

"Non-Excluded Taxes" has the meaning assigned to such term in Section 2.12(a).

"Notes" means, collectively, the Tranche A Notes and the Tranche B Notes.

"OECD" means the Organization for Economic Cooperation and Development.

"Other Taxes" shall have the meaning assigned to such term in Section 2.12(b).

"Participant" shall have the meaning assigned to such term in Section 8.06(b).

"Permitted Lien" means any of the following: (a) any Lien existing on Restricted Property prior to the acquisition thereof by the Borrower or any of its Material Subsidiaries or arising after such acquisition pursuant to contractual commitments entered into prior to and not in contemplation of such acquisition; (b) any Lien on any Restricted Property securing Indebtedness incurred or assumed for the purpose of financing the purchase price thereof or the cost of construction, improvement or repair of all or any part thereof, provided that such Lien attaches to such Restricted Property concurrently with or within 12 months after the acquisition thereof or completion of construction, improvement or repair thereof; (c) any Lien existing on any Restricted Property of any Material Subsidiary prior to the time such Material Subsidiary becomes a Subsidiary of the Borrower or arising after such time pursuant to contractual commitments entered into prior thereto and not in contemplation thereof; (d) any Lien securing Indebtedness owed by a Subsidiary to the Borrower or another Subsidiary; and (e) any Lien arising out of the refinancing, extension, renewal or refunding of any Indebtedness secured by any Lien permitted by any of the foregoing clauses, except to the extent that such Indebtedness is increased or is secured by additional Restricted Property.

"Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"Pesos" means the coin or currency of Mexico as at the time shall be legal tender for payment of public and private debt.

"Platform" has the meaning assigned to such term in Section 8.02(c).

"Quarterly Certificate" has the meaning assigned to such term in Section 5.01(d).

"Reference Lenders" means Citibank, N.A., ABN AMRO Bank N.V. and HSBC Bank USA, National Association.

"Register" has the meaning assigned to such term in Section 8.06(d).

"Regulation D" means Regulation D of the Board of Directors of the U.S. Federal Reserve System, as in effect from time to time.

"Related Person" of any Person means any other Person directly or indirectly owning (a) 10% or more of the outstanding common stock of such Person (or, in the case of a Person that is not a corporation, 10% or more of the equity interest in such person) or (b) 10% or more of the combined voting power of the voting interests of such person.

"Requirement of Law" means, as to any Person, any generally applicable law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Responsible Officer" means any Senior Financial Officer and any other officer of the Borrower with responsibility for the administration of the relevant portion of this Agreement.

"Restricted Property" means (a) any lines, exchanges, switching equipment, transmission equipment (including satellites), cables, microwave equipment and related facilities, whether owned on the Closing Date or thereafter acquired, used in connection with the provision of fixed-link telecommunications services, including, without limitation, any land, buildings, structures and other equipment or fixtures that constitute any such facility, and any office buildings owned by the Borrower or a Material Subsidiary and (b) any shares of capital stock of a Material Subsidiary.

"Secured Debt" has the meaning assigned to such term in Section 5.12.

"Senior Financial Officer" means the chief financial officer, the treasurer or the comptroller of the Borrower, as applicable.

"Subsidiary" means, as to any Person, (a) any corporation, association or other business entity in which such Person or one or more of its subsidiaries or such Person and one or more of its subsidiaries owns more than 50% of the outstanding equity interests or voting interests, (b) any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its subsidiaries or such Person and one or more of its subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its subsidiaries) or (c) any corporation, association, partnership, joint venture or other business entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person. Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Borrower.

"Subsequent Agreement" shall have the meaning assigned to such term in Section 5.14.

"Syndication Agent" shall have the meaning assigned to such term in the preamble hereto.

"Tranche" means, with respect to any Loan, the characterization of such Loan as either the Tranche A Facility or the Tranche B Facility.

"Tranche A Commitment" means, as to each Tranche A Lender, the obligation of such Tranche A Lender to make a Tranche A Loan in an aggregate principal amount not to exceed the amount set forth opposite such Tranche A Lender's name on Schedule I, as such amount may be reduced from time to time in accordance with the provisions of this Agreement; and collectively, as to all Tranche A Lenders, the Tranche A Commitments.

"Tranche A Facility" means the financing available under the Tranche A Commitments.

"Tranche A Lenders" shall have the meaning assigned to such term in the preamble hereto.

"Tranche A Loan" shall have the meaning assigned to such term in Section 2.01(a).

"Tranche A Maturity Date" means the fourth anniversary of the Closing Date.

"Tranche A Note" means a promissory note of the Borrower (*pagaré*) payable to the order of any Tranche A Lender, in substantially the form of Exhibit A, evidencing the aggregate indebtedness of the Borrower to such Tranche A Lender resulting from the Tranche A Loan made by such Tranche A Lender or acquired by such Tranche A Lender from another Lender pursuant to Section 8.06.

"Tranche B Commitment" means, as to each Tranche B Lender, the obligation of such Tranche B Lender to make a Tranche B Loan in an aggregate principal amount not to exceed the amount set forth opposite such Tranche B Lender's name on Schedule I, as such amount may be reduced from time to time in accordance with the provisions of this Agreement; and collectively, as to all Tranche B Lenders, the Tranche B Commitments.

"Tranche B Facility" means the financing available under the Tranche B Commitments.

"Tranche B Lenders" shall have the meaning assigned to such term in the preamble hereto.

"Tranche B Loan" shall have the meaning assigned to such term in Section 2.01(b).

"Tranche B Maturity Date" means the sixth anniversary of the Closing Date.

"Tranche B Note" means a promissory note of the Borrower (*pagaré*) payable to the order of any Tranche B Lender, in substantially the form of Exhibit B, evidencing the aggregate indebtedness of the Borrower to such Tranche B Lender resulting from the Tranche B Loan made by such Tranche B Lender or acquired by such Tranche B Lender from another Lender pursuant to Section 8.06.

"Transferee" has the meaning assigned to such terms in Section 8.06(f).

"2004 Credit Agreement" has the meaning assigned to such term in the preamble hereto.

"Unrestricted Subsidiary" means, as of any date of determination, any Subsidiary of the Borrower that satisfies each of the following conditions: (a) such Subsidiary was acquired after January 1, 2004, (b) the principal business of such Subsidiary is conducted outside of Mexico, (c) no more than U.S.$50,000,000 of the Indebtedness such Subsidiary is guaranteed by the Borrower or any of its Subsidiaries (other than any Unrestricted Subsidiary), (d) the aggregate amount of Indebtedness of such Subsidiary guaranteed by the Borrower or its Subsidiaries (other than its Unrestricted Subsidiaries) at any time, when combined with the aggregate amount of the Indebtedness of all other Unrestricted Subsidiaries guaranteed by the Borrower or any of its Subsidiaries (other than its Unrestricted Subsidiaries) does not exceed U.S.$150,000,000 in the aggregate, and (e) such Subsidiary satisfies at least two of the following three criteria: (i) the aggregate amount of Indebtedness of such Subsidiary on a consolidated basis, does not exceed at any time, U.S.$4,000,000,000, (ii) the Consolidated Leverage Ratio of such Subsidiary at any time after the acquisition of such Subsidiary, does not exceed 3.75 to 1, and (iii) the Borrower's and its Subsidiaries' (other than Unrestricted Subsidiaries') Investments in such Subsidiary in the most recently completed fiscal year do not exceed U.S.$1,000,000,000; provided that the Borrower's and its Subsidiaries' initial Investment in such Subsidiary shall be excluded from the calculation of the aggregate Investment in such Subsidiary.

SECTION 1.02. Other Definitional Provisions

(a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the Notes or any certificate or other document made or delivered pursuant hereto or thereto.

(b) As used herein and in the Notes, and any certificate or other document made or delivered pursuant hereto or thereto, accounting terms relating to the Borrower and its Subsidiaries not defined in Section 1.01 and accounting terms partly defined in Section 1.01, to the extent not defined, shall have the respective meanings given to them under Mexican GAAP; provided that any accounting terms relating to any Subsidiary of the Borrower for periods prior to the six-month anniversary of the acquisition of such Subsidiary by the Borrower shall be construed solely for such prior periods in accordance with generally accepted accounting principles pursuant to which the audited consolidated financial statements for such Subsidiary have been prepared (such generally accepted accounting principles for such Subsidiaries and periods, together with Mexican GAAP applied as provided above, "Applicable GAAP").

(c) Capitalized terms defined in the preamble hereto shall have their respective meanings when used in this Agreement.

(d) The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(e) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

ARTICLE II

Amount and Terms of Commitments

SECTION 2.01. Commitments; Availability

(a) Subject to the terms and conditions hereof, each Tranche A Lender severally agrees, to make a term loan to the Borrower (each a "Tranche A Loan" and, collectively, the "Tranche A Loans") in Dollars, in a principal amount up to but not exceeding such Tranche A Lender's Tranche A Commitment and, as to all Tranche A Lenders, in an aggregate principal amount up to but not exceeding US$1,500,000,000. The Tranche A Loans shall be made simultaneously by the Tranche A Lenders ratably according to their Tranche A Commitments. Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed.

(b) Subject to the terms and conditions hereof, each Tranche B Lender severally agrees, to make a term loan to the Borrower (each a "Tranche B Loan" and, collectively, the "Tranche B Loans") in Dollars, in a principal amount up to but not exceeding such Tranche B Lender's Tranche B Commitment and, as to all Tranche B Lenders, in an aggregate principal amount up to but not exceeding US$1,000,000,000. The Tranche B Loans shall be made simultaneously by the Tranche B Lenders ratably according to their Tranche B Commitments. Amounts borrowed under this Section 2.01(b) and repaid or prepaid may not be reborrowed.

SECTION 2.02. Evidence of Loan Debt

(a) The Borrower will execute and deliver to the Administrative Agent for the account of each Tranche A Lender one or more duly executed Tranche A Notes, payable to the order of such Tranche A Lender and in a principal amount equal to such Tranche A Loan made on the Borrowing Date; *provided, however* that notwithstanding the foregoing, to the extent that the Borrower shall have paid all amounts owing under the 2004 Credit Agreement in full and the 2004 Credit Agreement shall have been terminated, the Borrower shall only be required to deliver a Tranche A Note to a Tranche A Lender that was a lender under the 2004 Credit Agreement upon the surrender by such Tranche A Lender of the promissory note or notes evidencing the Borrower's indebtedness under the 2004 Credit Agreement to such Tranche A Lender.

(b) The Borrower will execute and deliver to the Administrative Agent for the account of each Tranche B Lender one or more duly executed Tranche B Notes, payable to the order of such Tranche B Lender and in a principal amount equal to such Tranche B Loan made on the Borrowing Date; *provided, however* that notwithstanding the foregoing, to the extent that the Borrower shall have paid all amounts owing under the 2004 Credit Agreement in full and the 2004 Credit Agreement shall have been terminated, the Borrower shall only be required to deliver a Tranche B Note to a Tranche B Lender that was a lender under the 2004 Credit Agreement upon the surrender by such Tranche B Lender of the promissory note or notes evidencing the Borrower's indebtedness under the 2004 Credit Agreement to such Tranche B Lender.

(c) Promptly upon (i) substitution of the LIBO Rate in accordance with the provisions of Section 2.08 hereof and/or (ii) the election of the Borrower to change the duration of an Interest Period in accordance with the terms set forth in this Agreement, the Borrower shall execute and deliver to the Administrative Agent for the account of each Lender, at the Administrative Agent's request, in exchange for the Notes evidencing the relevant Loans of such Lender theretofore delivered to such Lender a new Note in substantially the form of Exhibit A or Exhibit B, as the case may be, payable to such Lender, dated the date of such Note being exchanged, in a principal amount equal to the principal amount then outstanding of such Note and otherwise duly completed.

SECTION 2.03. <u>Procedure for Borrowing</u>

The Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 10:00 a.m., New York City time, at least three Business Days prior to the Borrowing Date) requesting that the Lenders make Loans on the Borrowing Date and specifying (i) the Tranche under which the borrowing is requested, (ii) the aggregate principal amount of the Loans to be made on such date, (iii) the initial Interest Period for such Loans and (iv) payment instructions. Upon receipt of such notice from the Borrower, the Administrative Agent shall promptly and, in any case, not later than three Business Days prior to the Borrowing Date, notify each Lender thereof. Each Lender will make the amount of its *pro rata* share of the borrowing not to exceed its Tranche A Commitment or Tranche B Commitment, as the case may be, available to the Administrative Agent (ABA No. 021000089, Account No. 36852248, Account Name: Medium Term Finance, Ref: TELMEX) for the account of the Borrower at the office of the Administrative Agent specified in Section 8.02 prior to 10:00 a.m., New York City time, on the Borrowing Date in funds immediately available to the Administrative Agent. The borrowing will then be made available to the Borrower by the Administrative Agent promptly crediting the account of the Borrower on the books of such office with the aggregate of the amounts made available to the Administrative Agent by the Lenders and in like funds as received by the Administrative Agent.

SECTION 2.04. <u>Termination of Commitments</u>

(a) <u>Optional</u>. The Borrower may, upon at least three Business Days' notice to the Administrative Agent, terminate in whole the unused portions of the Commitments.

(b) <u>Mandatory</u>. Any unused Commitments shall be automatically and permanently terminated on the Borrowing Date, after giving effect to all Loans to be made on such day, *provided* however that if the borrowing has not occurred on or prior to November 18, 2005, the Commitments shall be automatically and permanently terminated in full on such day.

SECTION 2.05. <u>Optional Prepayments</u>

The Borrower may at any time prepay the Tranche A Loans or the Tranche B Loans, as the case may be, in each case in whole or in part, without premium or penalty, upon at

least three Business Days' irrevocable notice to the Administrative Agent, specifying the date, amount of prepayment and the Tranche to which such prepayment applies. Upon receipt of any such notice, the Administrative Agent shall promptly notify each Lender thereof. If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein, together with any amounts payable pursuant to Section 2.13 and accrued interest and fees to such date on the amount prepaid. Partial prepayments shall be in an aggregate minimum principal amount of $10,000,000 and integral multiples of $5,000,000 in excess thereof. Prepayments of any of the Loans may not be reborrowed.

SECTION 2.06. Repayment

(a) The Borrower shall repay to the Administrative Agent for the ratable account of the Tranche A Lenders on the Tranche A Maturity Date the aggregate principal amount of the Tranche A Loans then outstanding.

(b) The Borrower shall repay to the Administrative Agent for the ratable account of the Tranche B Lenders on the Tranche B Maturity Date the aggregate principal amount of the Tranche B Loans then outstanding.

SECTION 2.07. Interest Rates and Payment Dates

Each Loan shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the LIBO Rate determined for such Interest Period (including the first day but excluding the last day of each such period) plus the Applicable Margin, computed on the basis of a 360-day year for actual days elapsed. During the occurrence and continuation of an Event of Default, if all or a portion of (a) the principal amount of any Loan, (b) any interest payable thereon, or (c) any other amount payable hereunder shall not be paid when due (whether at stated maturity, by acceleration or otherwise), such overdue amount shall bear interest to the extent permitted by applicable law at a rate per annum equal to the LIBO Rate for the interest periods determined by the Administrative Agent in its reasonable discretion plus (i) with respect to clause (a) or (b) above, the relevant Applicable Margin, and with respect to clause (c), the Applicable Margin for Tranche A Loans plus (ii) 2% per annum, in each case from the date of such non-payment until such amount is paid in full (after as well as before judgment). Interest shall be payable in arrears on the last day of each Interest Period, provided that (a) accrued interest shall be payable upon the prepayment of any Loans as provided in Section 2.05 and (b) interest accruing on overdue amounts shall be payable from time to time on demand. The Administrative Agent shall as soon as practicable notify the Borrower and the Lenders in writing of each determination of a LIBO Rate and the length of each Interest Period. Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall constitute *prima facie* evidence thereof in the absence of manifest error.

SECTION 2.08. Inability to Determine Interest Rate

If prior to the first day of any Interest Period, (a) the Administrative Agent shall have reasonably determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the London interbank eurodollar market, adequate and reasonable means do not exist for ascertaining the LIBO Rate for such Interest

Period, or (b) the Administrative Agent shall have received notice from the Majority Lenders that (i) deposits in Dollars (in the applicable amounts) are not being offered to such Lenders in the London interbank eurodollar market for such period or (ii) the LIBO Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their affected Loans during such Interest Period, the Administrative Agent shall give telecopy or telephonic notice thereof, confirmed promptly in writing to the Borrower and the Lenders. During the next thirty days, the Borrower and the Administrative Agent shall negotiate in good faith, with a view to agreeing upon an interest rate to be substituted for the LIBO Rate. If a substituted interest rate is agreed upon and approved by the Majority Lenders, it shall be effective from the first day of such Interest Period. If the Borrower and the Administrative Agent fail to agree upon a substituted interest rate within such thirty day period, or the Majority Lenders fail to approve the substituted interest rate, either: (i) within five Business Days following the last day of such thirty day period the Borrower shall prepay in full the unpaid principal amount of the Loans, together with all accrued interest thereon at the rate per annum equal to the Applicable Margin plus the rate determined by the Administrative Agent to have been necessary to maintain such unpaid principal amount during such period or (ii) the interest rate during such Interest Period (and any subsequent Interest Period) applicable to each Lender's Loan to which such Interest Period relates and effective from the commencement of such Interest Period shall be (x) such rate as such Lender shall determine in good faith (in a certificate delivered by such Lender to the Administrative Agent setting forth the basis of the computation of such amount in reasonable detail, which certificate shall constitute *prima facie* evidence thereof) to be necessary to compensate such Lender for its cost (rounded upward to the nearest 1/16 of 1%) of funding its Loan as of the commencement of such Interest Period for such Interest Period plus (y) the Applicable Margin. The Administrative Agent shall notify the Borrower of each such determination as promptly as practicable.

SECTION 2.09. Pro Rata Treatment and Payments

(a) The borrowing by the Borrower from the Lenders hereunder shall be made *pro rata* with respect to each Tranche according to the respective Commitments of the Tranche A Lenders or the Tranche B Lenders, as the case may be. Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Loans shall be made *pro rata* with respect to each Tranche according to the respective outstanding principal amounts of the Loans then held by the Tranche A Lenders or the Tranche B Lenders, as the case may be, except for payments or prepayments to any Lender making a claim under Sections 2.10, 2.11, 2.12 or 2.13 hereof. All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 12:00 Noon, New York City time, on the due date thereof to the Administrative Agent for the account of the Lenders, at the Administrative Agent's office specified in Section 8.02, in Dollars and in immediately available funds. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day (unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day).

(b) Unless the Administrative Agent shall have been notified in writing by any Lender prior to the Borrowing Date that such Lender will not make the amount that would constitute its ratable portion of the Tranche A Commitments or Tranche B Commitments, as the case may be, on such date available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower and the Borrower may draw upon, a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon at a rate equal to the daily average federal funds effective rate for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error. If such Lender's share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days of the Borrowing Date, the Administrative Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to the Loans hereunder, on demand, from the Borrower.

(c) The failure of any Lender to make a Loan to be made by it hereunder shall not relieve any other Lender of its obligation to make a Loan under this Agreement, and no Lender shall be responsible for the failure of any other Lender to make a Loan hereunder.

SECTION 2.10. Illegality

Notwithstanding any other provision herein, if after the date hereof, the adoption of or any change in any Requirement of Law or in the interpretation or application thereof by a competent Governmental Authority shall make it unlawful for any Lender to maintain its Loans as contemplated by this Agreement and the Notes, such Lender shall give notice thereof to the Administrative Agent and the Borrower describing in reasonable detail the relevant provisions of such Requirement of Law, following which (a) the Commitment of such Lender shall forthwith be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances causing such suspension no longer exist and (b) if such Requirement of Law shall so mandate, such Lender's Loans then outstanding shall be prepaid by the Borrower on or before the fifth Business Day after the date of receipt by the Borrower of such notice, together with all accrued interest thereon and any amounts applicable to such prepayment pursuant to Section 2.13 (unless actions taken pursuant to Section 2.14 shall make such prepayment unnecessary); provided, however, that if it is lawful for such Lender to maintain its Loans through the last day of the applicable Interest Period, such payment shall be made on such date.

SECTION 2.11. Increased Costs

(a) If after the date hereof, the adoption of or any change in any Requirement of Law or in the generally applicable interpretation or application thereof by a competent Governmental Authority or compliance by any Lender with any request or directive (whether or not having the force of law) from any central bank or other competent Governmental Authority made subsequent to the date hereof (a "Change of Law"): (i) shall subject any Lender to any tax of any kind whatsoever with respect to this Agreement, any Note or any Loan made by it, or change

the basis of taxation of payments to such Lender in respect thereof (except for Non-Excluded Taxes, Other Taxes, and changes in the rate of tax on the overall net income of such Lender or its Lending Office); (ii) shall impose, modify or hold applicable any reserve, special deposit, contribution, compulsory loan or similar requirement against assets held by, deposits or other liabilitieslin or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, the Lending Office of such Lender; or (iii) shall impose on such Lender any other condition; and the result of any of the foregoing is to increase the cost to such Lender, by an amount which such Lender reasonably deems to be material, of maintaining its Loans or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall upon the request of such Lender, pay such Lender on the last day of the Interest Period in which it makes a request such additional amounts necessary to compensate such Lender for such increased cost or reduced amount receivable.

(b) If any Lender shall have determined that a Change of Law has occurred regarding capital adequacy that would have the effect of reducing the rate of return on such Lender's or any corporation controlling such Lender's capital as a consequence of its obligations hereunder to a level below that which such Lender or such corporation could have achieved but for such Change of Law (taking into consideration such Lender's or such corporation's policies with respect to capital adequacy) by an amount reasonably deemed by such Lender, acting in good faith, to be material, then the Borrower shall pay to such Lender on the last day of the Interest Period in which it makes a request for compensation such additional amount necessary to compensate such Lender for such reduction.

(c) Each Lender will promptly notify the Borrower and the Administrative Agent of any such Change of Law which will entitle such Lender to compensation pursuant to this Section 2.11. Before giving any such notice to the Borrower and the Administrative Agent pursuant to this subsection (c), such Lender shall take all actions required by Section 2.14. A certificate of any Lender claiming compensation under this Section 2.11, setting forth the additional amount or amounts to be paid to it hereunder and providing reasonable detail as to the assumptions used by such Lender in determining such amounts and the basis on which such amounts were calculated shall constitute *prima facie* evidence thereof in the absence of manifest error.

(d) The obligations of the Borrower contained in this Section 2.11 shall survive for a period of one year after the termination of this Agreement and the Notes and the payment of the Loans and all other amounts payable under the Loan Documents.

SECTION 2.12. Taxes

(a) Any and all payments made by the Borrower under this Agreement and any Note shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by Mexico (or by any political subdivision or taxing authority thereof or therein) or any other jurisdiction from which or through which payments are made, excluding net income taxes and franchise taxes (imposed in lieu of net income taxes) imposed on the Administrative Agent or any Lender as a result of a present or former connection between the Administrative Agent or such Lender and

Mexico or any political subdivision or taxing authority thereof or therein or any other jurisdiction from which or through which payments are made (other than any such connection arising solely from the Administrative Agent or such Lender (i) having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or the Notes or (ii) having a representative office or a subsidiary in Mexico, provided that any such subsidiary is not the Lending Office). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("Non-Excluded Taxes") are required to be withheld or deducted from any amounts payable to the Administrative Agent or any Lender hereunder or under any Note, the amounts so payable to the Administrative Agent or such Lender shall be increased to the extent necessary to yield to the Administrative Agent or such Lender (after payment of all such Non-Excluded Taxes and/or Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement so that such net sum is equal to what each would have received and so retained had no such deduction or withholding been required or made; provided, however, that no such additional amounts shall be payable in respect of any taxes imposed by reason of the Administrative Agent or any Lender's failure to comply with Section 2.12(d), in excess of the additional amounts that would have been payable had the Administrative Agent or any Lender complied with such Section. Whenever any such Non-Excluded Taxes or Other Taxes (as defined below) are payable by the Borrower thereafter the Borrower shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a *constancia* or the applicable tax receipt showing payment thereof.

(b) In addition, the Borrower shall pay any present or future stamp, documentary, excise, property or similar taxes, charges or levies that arise from any payment made hereunder or under the Note or from the execution, delivery or registration of, performance under, or otherwise with respect to, this Agreement or the Note (hereinafter referred to as "Other Taxes").

(c) The Borrower shall indemnify the Administrative Agent or any Lender for and hold them harmless against the full amount of any Non-Excluded Taxes and Other Taxes (including the full amount of Non-Excluded Taxes and Other Taxes on amounts payable under this Section 2.12) imposed on or paid by the Administrative Agent or any Lender (as the case may be) and on any failure of the Borrower to pay any such Non-Excluded or Other Taxes when due to the appropriate taxing authority and any liability and incremental taxes (including penalties, additions to tax, interest, and expenses) arising therefrom or with respect thereto. This indemnification shall be made within 30 days from the date the Administrative Agent or any Lender (as the case may be) makes written demand therefor.

(d) Each Lender (that is not a Mexican financial institution) hereby represents to the Borrower as of the date hereof that it is a foreign financial institution or export credit agency registered in the Registry of Foreign Banks, Financing Entities, Pension and Retirement Funds and Investment Funds (*Registro de Bancos, Entidades de Financiamiento, Fondos de Pensiones y Jubilaciones y Fondos de Inversión del Extranjero*) of the Ministry of Finance for purposes of Article 195-I or 196-II of the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*), that, to the extent applicable, it has provided the Ministry of Finance with the information described in Article 195-I of the Mexican Income Tax Law and that it is a resident (or its principal office is a resident) in a country that has entered into a treaty for the avoidance of double taxation with Mexico. The Borrower shall not be obligated to pay the Administrative Agent or any Lender

(that is not a Mexican financial institution) any amounts described in Section 2.12(a) in respect of Non-Excluded Taxes that would not have been imposed but for the failure of the Administrative Agent or such Lender (i) prior to the last day of the first Interest Period (A) to be registered (or, with respect to any bank, export credit agency or other financial institution which becomes a Lender pursuant to Section 8.06, on the date such bank or other financial institution becomes a Lender) in the Registry of Foreign Banks, Financing Entities, Pension and Retirement Funds and Investment Funds (*Registro de Bancos, Entidades de Financiamiento, Fondos de Pensiones y Jubilaciones y Fondos de Inversión del Extranjero*) of the Ministry of Finance as a foreign financial institution or export credit agency for purposes of Article 195-I or 196-II of the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*) or any successor provisions and the regulations thereunder, or, to the extent applicable, to provide to the Ministry of Finance the information mentioned in such Article 195-I, and (B) to be a resident (or to have the principal offices of such Lender be a resident, if such Lender lends through a branch or agency) for tax purposes of a jurisdiction with which Mexico has in effect a treaty for the avoidance of double taxation, (ii) to use its reasonable efforts (consistent with legal and regulatory restrictions) to maintain its registration with the Ministry of Finance as a foreign financial institution or export credit agency for purposes of Article 195-I or 196-II of the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*) or any successor provisions and the regulations thereunder, if the making of such filing would not, in the reasonable judgment of such Lender, be materially disadvantageous to such Lender or (iii) following a reasonable request of the Borrower upon 60 days' written notice (unless a lesser period is reasonable under the circumstances), to complete and file with the appropriate Governmental Authority, such forms, certificates or documents (collectively, "Forms") prescribed by law, rule or regulation enacted or issued by Mexico, or by a double taxation treaty to which Mexico is a party and which is in effect, that are necessary to avoid or reduce such Non-Excluded Taxes pursuant to provisions of any law, rule or regulation enacted or issued by Mexico, or a double taxation treaty to which Mexico is a party and which is in effect (provided that (i) such Lender shall be under no obligation to provide any information to the Borrower which such Lender deems, in such Lender's judgment, to be confidential, (ii) such Lender or the Administrative Agent is legally entitled to complete, execute and deliver such Forms, (iii) the completion, execution and delivery of such Forms will not result, in the good faith, reasonable determination of such Lender or the Administrative Agent, in the imposition on such Lender or the Administrative Agent of (1) any additional material legal or regulatory burden or (2) any additional material out-of-pocket costs or (3) any other material adverse consequences). Promptly upon written request by the Borrower, each Lender (that is not a Mexican financial institution) shall provide to the Borrower, to the extent it is so registered, evidence of its tax registration with the Ministry of Finance, in effect at the time of such request, in connection with Article 195-I or 196-II of the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*) and the regulations thereunder. For purposes of Section 2.12(d)(i)(b), the parties hereto hereby agree that if the Ministry of Finance or any other competent Mexican Governmental Authority determines, by means of a written resolution to such effect, or if the Borrower has reasonable grounds to believe, based on an opinion of counsel of recognized standing delivered to the Administrative Agent, that the Mexican withholding tax regime applicable to the branches or agencies of a Lender (that is not a Mexican financial institution) is different from the tax regime that would be applicable to the principal office of a Lender (that is not a Mexican financial institution), then the Borrower shall be entitled to request the relevant Lender, and the relevant Lender shall use its reasonable efforts to change its lending office to a

jurisdiction with which Mexico shall have entered into a treaty for the avoidance of double taxation, and if the Lender (that is not a Mexican financial institution) shall fail to do so within a sixty (60) day period, the Borrower would be entitled to (x) prepay the Loans of such Lender in accordance with the prepayment terms contemplated herein (without the relevant Lender being obligated to observe the sharing provisions referred to in Section 2.09) or (y) cause a Lender or third party to purchase the relevant Loan, at par plus accrued and unpaid interest to such date plus any applicable funding breakage costs set forth in Section 2.13. The obligations of the Borrower contained in this Section 2.12 shall survive the termination of this Agreement and the payment of the Notes and all other amounts payable under the Loan Documents.

SECTION 2.13. Indemnity

The Borrower agrees to indemnify each Lender and to hold each Lender harmless from any loss or reasonable expense which is in the nature of funding breakage costs or costs of redeployment of funds and any other related expense (but excluding loss of margin), upon reasonable notice thereof, which such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of any Loan after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment after the Borrower has given notice thereof in accordance with this Agreement, (c) the making of a prepayment of any Loan on a day which is not the last day of an Interest Period with respect thereto or (d) default by the Borrower in payment when due of the principal of or interest on any Loan; provided that in the case of subsections (a), (b) and (c) hereof such Lender shall have delivered to the Borrower a certificate reasonably detailing the amount of such loss or expense, which certificate shall constitute *prima facie* evidence thereof in the absence of manifest error. The obligations of the Borrower contained in this Section 2.13 shall survive the termination of this Agreement and the payment of the Notes and all other amounts payable under the Loan Documents.

SECTION 2.14. Change of Lending Office; Assignment; Filings

Each Lender agrees that if it makes any demand for payment under Section 2.11 or 2.12 (other than withholding taxes applicable on the date hereof), or if any adoption or change of the type described in Section 2.10 shall occur with respect to it: (a) it will use reasonable efforts consistent with its internal policy and legal and regulatory restrictions and so long as such efforts would not be disadvantageous to it, as reasonably determined in its sole discretion, to designate a different Lending Office if the making of such a designation would reduce or obviate the need for the Borrower to make payments under Section 2.11 or 2.12, or would eliminate or reduce the effect of any adoption or change described in Section 2.10; (b) at the request of the Borrower, such Lender will assign, pursuant to Section 8.06 hereof, its Loans to one or more Assignees designated by the Borrower (which shall not include Affiliates of such Lender or any Person who may not be a permitted Assignee pursuant to Section 8.06(c)), provided that such Lender receives payment of an amount on the date of such assignment equal to the amount that would be payable to such Lender if such assignment were a prepayment in full of such Lender's Loans pursuant to Section 2.05 and (c) in the case of an event giving rise to the operation of Sections 2.10, 2.11 or 2.12, at the request of the Borrower, such Lender will file any certificate or document reasonably requested by the Borrower, or take such other reasonable action, subject to Section 2.12(d) if the making of such a filing or the taking of such action would avoid or

minimize the consequences of such event provided that such filing shall not be onerous to such Lender as determined in its reasonable judgment. Nothing in this Section 2.14 shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Sections 2.10, 2.11 or 2.12 or interfere with the rights of any Lender to conduct its fiscal or tax affairs in such manner as it deems fit.

SECTION 2.15. Changes in Reference Lenders

(a) If any Reference Lender's Commitment shall terminate or all its Loans shall be assigned for any reason whatsoever, such Reference Lender shall cease to be a Reference Lender, and if, as a result of the foregoing, there shall only be one Reference Lender remaining, the Administrative Agent (after consultation with the Borrower and the Lenders) shall, by notice to the Borrower and the Lenders, designate another Lender as a Reference Lender.

(b) Each Reference Lender shall use its best efforts to furnish quotations of rates to the Administrative Agent as contemplated hereby. If any Reference Lender shall be unable or otherwise shall fail to supply such rates to the Administrative Agent upon its request, the rate of interest shall be determined, subject to the provisions of Section 2.08, on the basis of the quotations of the remaining Reference Lenders or Reference Lender.

ARTICLE III

Representations and Warranties

The Borrower hereby represents and warrants to the Administrative Agent and each Lender that:

SECTION 3.01. Financial Statements

(a) The consolidated balance sheet of the Borrower and its Subsidiaries as at December 31, 2004 and December 31, 2003 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the fiscal years ended on each such date, reported on by Mancera S.C., a member practice of Ernst & Young Global, copies of which have heretofore been furnished to the Lenders present fairly, in all material respects, the consolidated financial condition of the Borrower and its Subsidiaries as at such dates, and the consolidated results of its operations, changes in stockholders' equity and financial position for each of the fiscal years then ended.

(b) The unaudited consolidated balance sheet of the Borrower and its Subsidiaries as at June 30, 2005 and the related unaudited consolidated statements of income, changes in stockholders' equity and changes in financial position for the six-month period ended on such date, certified by a Responsible Officer, copies of which have heretofore been furnished to the Lenders present fairly the consolidated financial condition of the Borrower and its Subsidiaries as at such date, and the consolidated results of its operations, changes in stockholders' equity and financial position for the six-month period then ended (subject to normal year-end audit adjustments).

(c) All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with Mexican GAAP applied consistently throughout the periods involved (except as approved by such accountants or Senior Financial Officer, as the case may be, and as disclosed therein).

(d) Each of the Borrower and its Material Subsidiaries did not have, at the date of the most recent balance sheet referred to above, any material contingent obligation, contingent liability or liability for taxes, or any long-term lease or unusual forward or long-term commitment, which is not reflected in the foregoing statements or in the notes thereto, except as disclosed in the Borrower's annual report for the year ended December 31, 2004 on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 28, 2005.

SECTION 3.02. No Change

Since December 31, 2004, there has been no material adverse change in the business, operations, properties or financial condition of the Borrower and its Subsidiaries taken as a whole.

SECTION 3.03. Corporate Existence; Properties; Compliance with Law

The Borrower is a *sociedad anónima de capital variable* and is duly organized and validly existing under the laws of Mexico. Each of the Borrower and its Material Subsidiaries (a) possesses all material rights, privileges, franchises, approvals, licenses and concessions necessary to conduct its business, (b) has good record and marketable title to, or a valid leasehold interest in, all its real property, and good and marketable title to, or a valid leasehold interest in, all its other property, except to the extent that a failure to have any such title or leasehold interest would not have a Material Adverse Effect, (c) has the corporate power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, and (d) is in compliance with all Requirements of Law, except any non-compliance (other than any non-compliance with Requirements of Law related to corruption and bribery) which could not reasonably be expected to have a Material Adverse Effect.

SECTION 3.04. Corporate Power; Authorization; Enforceable Obligations

The Borrower has the corporate power, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and to borrow hereunder and has taken all necessary corporate action (if any) to authorize (a) the borrowings on the terms and conditions of the Loan Documents, (b) the execution, delivery and performance of the Loan Documents and (c) the remittance of payments in Dollars of all amounts payable under the Loan Documents. No consent or authorization of, approval by, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of the Loan Documents. This Agreement and the Notes have been duly executed and delivered on behalf of the Borrower. Each of this Agreement and the Notes constitutes a legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its respective terms, in each case except as enforceability may be limited by applicable bankruptcy, insolvency,

concurso mercantil, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

SECTION 3.05. No Legal Bar

The execution, delivery and performance of the Loan Documents, the borrowings hereunder and the use of the proceeds thereof will not violate any of the Borrower's or its Material Subsidiaries' organizational or governing documents or any Requirement of Law or any agreement, instrument or other undertaking to which the Borrower or its Material Subsidiaries is a party or by which it is bound and will not result in, or require, the creation or imposition of any Lien on any of its or their respective properties or revenues pursuant to any such Requirement of Law or agreement, instrument or undertaking.

SECTION 3.06. No Material Litigation

No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against the Borrower or its Material Subsidiaries or against any of its or their respective properties or revenues (a) with respect to this Agreement or the Loan Documents or any of the transactions contemplated hereby or (b) which could reasonably be expected to have a Material Adverse Effect.

SECTION 3.07. No Default

Neither the Borrower nor any of its Material Subsidiaries is (a) in default under or with respect to any agreement, instrument or undertaking to which it is a party or by which it is bound in any respect or (b) in default of any order, judgment, decree or ruling of any court, arbitrator, or Governmental Authority which, in either case, could reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing.

SECTION 3.08. Taxes

(a) Each of the Borrower and its Material Subsidiaries has filed or caused to be filed all material tax returns which, to the knowledge of the Borrower, are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other material taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any amount of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves (or other sufficient provisions) in conformity with Applicable GAAP have been provided on the books of the Borrower or its Material Subsidiaries, as the case may be) and no material tax Lien has been filed against assets of the Borrower or its Material Subsidiaries, and, to the knowledge of the Borrower, no written claim is being asserted, with respect to any such tax, fee or other charge and (b) there is no tax, levy, impost, duty, charge, fee, deduction or withholding imposed by Mexico or any political subdivision or taxing authority thereof or therein or any organization or federation of which Mexico is at any time a member on or by virtue of the execution, delivery, enforcement or performance of the Loan Documents, except for withholding taxes imposed on payments of interest made under the Loan Documents by the Borrower to the Lenders.

SECTION 3.09. Pari Passu Status

The obligations of the Borrower under the Loan Documents constitute direct, senior, unsecured, unsubordinated obligations of the Borrower, and rank and will, under current law, rank at least *pari passu* (in priority of payment) with all other direct, senior, unsecured, unsubordinated obligations of the Borrower resulting from any Indebtedness of the Borrower.

SECTION 3.10. Information

No information (including without limitation the information contained in the confidential information memorandum dated [September], 2005 and the financial statements referred to in Section 3.01 hereof) that has been made available to the Administrative Agent or any Lender by or on behalf of the Borrower in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements made therein not misleading.

SECTION 3.11. Immunity; Enforcement

(a) Under the laws of Mexico, with respect to the execution, delivery and performance of the Loan Documents, each of the Borrower and its Material Subsidiaries is subject to private commercial law and to suit, and neither it nor its properties have any immunity from the jurisdiction of any court or any legal process that may be brought in the courts of Mexico (whether through service of notice, attachment prior to notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise).

(b) It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Mexico of the Loan Documents that any thereof be filed, recorded or enrolled with any Governmental Authority, or that any such document be stamped with any stamp, registration or similar transaction tax, except that in order for the Loan Documents to be admissible in evidence in legal proceedings in a court in Mexico, such documents would have to be translated into the Spanish language by a court-approved translator and would have to be approved by such court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents.

SECTION 3.12. Termination of the 2004 Credit Agreement The Indebtedness and all other amounts outstanding under the 2004 Credit Agreement have been, or will be, immediately upon receipt of the proceeds of the Loans, repaid in full.

SECTION 3.13. Unrestricted Subsidiaries

Schedule 3.13 sets forth the Unrestricted Subsidiaries as of the date hereof.

ARTICLE IV

Conditions Precedent

SECTION 4.01. Closing Date

The Closing Date shall occur upon the satisfaction or waiver of the following conditions precedent, provided that such date shall occur on or before November 18, 2005:

(a) The Administrative Agent shall have received this Agreement, executed and delivered by duly authorized officers of the Borrower, with a copy for each Lender.

(b) The Administrative Agent shall have received a certificate of the Borrower, substantially in the form of Exhibit C hereto, dated the Closing Date, as to (i) the adoption of resolutions (or equivalent corporate actions), of the Board of Directors of the Borrower authorizing (a) the execution, delivery and performance of this Agreement and the Notes and (b) the borrowings contemplated hereunder and thereunder, (ii) the incumbency and true signature of the officers of the Borrower executing this Agreement and the Notes and (iii) the *estatutos sociales* of the Borrower, which certificate shall be reasonably satisfactory in form and substance to the Administrative Agent and executed by the secretary or any assistant secretary or a legal representative of the Borrower.

(c) The Administrative Agent shall have received:

(i) the legal opinion of Galicia y Robles, S.C., special Mexican counsel to the Borrower, substantially in the form of Exhibit D;

(ii) the legal opinion of Cleary Gottlieb Steen & Hamilton LLP, New York counsel to the Borrower, substantially in the form of Exhibit E;

(iii) the legal opinion of Ritch Mueller, S.C., Mexican counsel to the Administrative Agent, substantially in the form of Exhibit F; and

(iv) the legal opinion of Shearman & Sterling LLP, New York counsel to the Administrative Agent, substantially in the form of Exhibit G.

(d) The Borrower shall have paid to the Administrative Agent and the Lenders all fees and expenses required to be paid on or prior to the Closing Date.

(e) The Administrative Agent shall have received evidence that CT Corporation System has agreed to act as agent for service of process in New York, New York on behalf of the Borrower under the Loan Documents (together with a power of attorney to that effect, together with a certified copy of the notarial deed by which the Borrower has appointed and granted a power of attorney to CT Corporation System as agent for service of process).

(f) Evidence that the Indebtedness and all other amounts outstanding under the 2004 Credit Agreement have been, or will, on the Borrowing Date with the proceeds of the Loans, be repaid in full.

SECTION 4.02. Borrowing Date

The agreement of each Lender to make the Loans requested to be made by it is subject to the satisfaction or waiver of the following conditions precedent on the Borrowing Date:

(a) The Closing Date shall have occurred.

(b) The Administrative Agent shall have received for each Lender a Note evidencing such Lender's Loan.

(c) Each of the representations and warranties made by the Borrower in or pursuant to this Agreement and each of the representations and warranties contained in any certificate furnished at any time by or on behalf of the Borrower pursuant to this Agreement shall be true and correct in all material respects on and as of the Borrowing Date as if made on and as of such date.

(d) No Default or Event of Default shall have occurred and be continuing on the Borrowing Date or immediately after giving effect to the Loans requested to be made on such date.

All documents submitted hereunder (other than the *estatutos sociales*, the resolutions of the Board of Directors of the Borrower authorizing the execution of this Agreement, and the powers of attorney of the Borrower) shall be in the English language or accompanied by an English translation.

ARTICLE V

Covenants

The Borrower hereby agrees that, so long as any Commitment remains in effect, any Note remains outstanding and unpaid or any other amount is owing to any Lender or the Administrative Agent hereunder:

SECTION 5.01. Financial Statements

The Borrower shall furnish to the Administrative Agent with a copy for each Lender:

(a) as soon as available, but in any event within 130 days after the end of each fiscal year of the Borrower, (i) a copy of the annual audited consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such year, (ii) a copy of the annual audited consolidated pro forma balance sheet of the Borrower and its Subsidiaries as at the end of such year, which shall account for the Unrestricted Subsidiaries based on the Equity Method, and in each case of clause (i) and (ii) above, the related consolidated statements of income, changes in stockholders' equity and changes in financial position for such year, setting forth in each case in comparative form the figures for the previous year and accompanied by an opinion thereon of an independent accountant of recognized international standing, which opinion shall be unqualified, except with respect to the accounting for the Unrestricted Subsidiaries based on the Equity Method, and (iii) a list of the Unrestricted Subsidiaries as of the end of such fiscal year;

(b) as soon as available, but in any event not later than 60 days after the end of each of the first three quarterly periods of each fiscal year of the Borrower commencing September 30, 2005, (i) the unaudited consolidated balance sheet of the Borrower and its Subsidiaries, as at the end of such quarter and (ii) the unaudited consolidated pro forma balance sheet of the Borrower and its Subsidiaries, which shall account for the Unrestricted Subsidiaries based on the Equity Method, as at the end of such quarter and, in each case, the related unaudited statements of income and changes in financial position of the Borrower and its Subsidiaries for the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the figures for the comparable period of the previous year, certified by a Responsible Officer of the Borrower;

(c) such additional financial and other information as any Lender may from time to time reasonably request through the Administrative Agent (including, without limitation, copies of all financial statements and reports which the Borrower and its Subsidiaries may make to, or file with, the U.S. Securities and Exchange Commission or any successor or analogous Governmental Authority); and

(d) together with the financial statements delivered pursuant to paragraph (a) and (b) above, a certificate (the "Quarterly Certificate") of a Responsible Officer of the Borrower, stating that:

(i) the Borrower was in compliance with the requirements of Section 5.11 during the quarterly or annual period covered by the statements then being furnished (including any calculations necessary to establish such compliance); and

(ii) such Responsible Officer has no knowledge of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and, to the knowledge of such Responsible Officer, the period of existence thereof and what action the Borrower shall have taken or proposes to take with respect thereto.

All such financial statements furnished under clauses (a) and (b) above shall be complete and correct in all material respects and prepared in reasonable detail and in accordance with Mexican GAAP (except as approved by such accountants or officer, as the case may be, and disclosed therein and except, with respect to statements furnished under clause (b) above, for normal year-end adjustments).

SECTION 5.02. Conduct of Business and Maintenance of Existence

Each of the Borrower and its Material Subsidiaries shall continue to engage in business of the same general type as now conducted by it and preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all material rights, privileges, franchises, approvals, licenses and concessions necessary or desirable in the normal conduct of its business.

SECTION 5.03. Compliance With Law; Authorizations

Each of the Borrower and its Material Subsidiaries shall comply in all material respects with all provisions of applicable law and regulations and obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorizations, approvals, concessions, licenses and consents required in or by the laws and regulations of Mexico to enable the Borrower lawfully to enter into and perform its obligations under this Agreement and the Notes or to ensure the legality, validity, enforceability or admissibility in evidence in Mexico of this Agreement and the Notes.

SECTION 5.04. Maintenance of Property; Insurance

Each of the Borrower and its Material Subsidiaries shall keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, provided that the Borrower may discontinue the maintenance or operation of any such property if such discontinuation would not reasonably be expected to have a Material Adverse Effect; maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks as are currently maintained by it, or as may from time to time be customary in Mexico for its type of business.

SECTION 5.05. Taxes

Each of the Borrower and its Material Subsidiaries will file all material tax returns required to be filed in any jurisdiction and pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Borrower or its Material Subsidiaries, provided that the Borrower or its Material Subsidiaries, as the case may be, need not pay any such tax or assessment or claim if the amount, applicability or validity thereof is contested by the Borrower or its Material Subsidiaries, as the case may be, on a timely basis in good faith and in appropriate proceedings, and the Borrower or its Material Subsidiaries, as the case may be, has established adequate reserves therefor in accordance with Applicable GAAP on the books of the Borrower or its Material Subsidiaries, as the case may be.

SECTION 5.06. Books and Records

Each of the Borrower and its Material Subsidiaries shall (a) keep proper books of records and accounts in which full, true and correct entries in conformity with Applicable GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) permit representatives of any Lender (at such Lender's cost and expense) to visit and inspect any of its properties and examine its books and records at any reasonable time, provided that, so long as no Event of Default has occurred and is continuing, such visitations shall be coordinated through the Administrative Agent and should not interfere with or disrupt the operations of the Borrower and its Material Subsidiaries and provided further that the Borrower has no obligation to provide information which is confidential unless an Event

of Default or an event which would reasonably be expected to result in a Material Adverse Effect has occurred and provided further that in no event shall the Borrower be required to provide any information other than information that is related to the Borrower's ability to perform its obligations under this Agreement and the Notes.

SECTION 5.07. Notices

The Borrower shall promptly give notice to the Administrative Agent and the Administrative Agent shall so notify each Lender of (a) the occurrence of any Default or Event of Default (which shall state that it is a "notice of default") after a Responsible Officer becomes aware of such occurrence; (b) any changes in taxes, duties or other charges of Mexico or any political subdivision or taxing authority thereof or any change in any laws of Mexico that may affect the amount or timing of receipt of any payment due under this Agreement or the Notes; (c) any litigation or proceeding affecting the Borrower or its Material Subsidiaries in which the amount claimed against the Borrower or its Material Subsidiaries is in excess of $100,000,000 and not covered by insurance or in which injunctive or similar relief is sought; (d) any development or event which has had or could reasonably be expected to have a Material Adverse Effect; and (e) any transaction permitted by Section 5.09(a) involving the Borrower whereby a current wholly-owned Subsidiary of the Borrower is the surviving entity.

SECTION 5.08. Pari Passu Obligations

The Borrower shall ensure that its obligations hereunder and under the Notes at all times constitute direct, senior, unsecured, unsubordinated obligations of the Borrower ranking at least *pari passu* in right of payment with all other present or future direct, senior, unsecured, unsubordinated obligations of the Borrower resulting from any Indebtedness of the Borrower.

SECTION 5.09. Limitation on Fundamental Changes and Sale of Assets

(a) Each of the Borrower and its Material Subsidiaries shall not enter into any transaction of merger or consolidation or amalgamation (unless, after giving effect to such transaction, the surviving entity is the Borrower or a current wholly-owned Subsidiary of the Borrower and no Default or Event of Default has occurred and is continuing, and provided further that in the case of any such transaction involving the Borrower, if the surviving entity is a current wholly-owned Subsidiary of the Borrower, such surviving entity succeeds to all of the assets and liabilities of the Borrower and assumes all the obligations of the Borrower under the Loan Documents) or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets.

(b) Each of the Borrower and its Material Subsidiaries shall not convey, sell, lease, assign, transfer or otherwise dispose of its property, business or assets, except (i) the sale or other disposition of inventory or other property in the ordinary course of business, (ii) the sale or discount of accounts receivable in the ordinary course of business (including for financing purposes) for cash and in an amount equal to the fair market value of such accounts receivable, (iii) the sale or other disposition of any property, business or assets to any Subsidiary or to the Borrower or (iv) the sale or other disposition of any property, business or assets, provided that

the book value of the property, business or assets subject to such sale or disposition pursuant to this clause (iv) does not exceed in the aggregate 10% of the total assets of the Borrower and its Subsidiaries (excluding the Unrestricted Subsidiaries), on a consolidated basis, as determined in accordance with Mexican GAAP, at the time of such sale or disposition.

SECTION 5.10. Transactions with Affiliates

Each of the Borrower and its Material Subsidiaries will not enter into any material transaction or material group of related transactions (including, without limitation, the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate, except pursuant to the reasonable requirements of its or their respective business and upon fair and reasonable terms no less favorable to the Borrower or its Material Subsidiaries, as the case may be, than would be obtainable in a comparable arm's-length transaction with a Person other than an Affiliate.

SECTION 5.11. Financial Covenants

The Borrower shall not:

(a) Permit the Consolidated Interest Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower ending after the Closing Date to be less than 3.00 to 1; or

(b) Permit the Consolidated Leverage Ratio at any time after the Closing Date to exceed 3.75 to 1.

SECTION 5.12. Liens

The Borrower will not, and will not permit any Material Subsidiary to, create, incur, issue or assume any Indebtedness secured by any Lien on any Restricted Property without in any such case effectively providing that the Loans and the Notes (together with, if the Borrower shall so determine, any other Indebtedness of the Borrower or such Material Subsidiary then existing or thereafter created) shall be secured equally and ratably with or prior to such secured Indebtedness unless, after giving effect thereto, the aggregate principal amount of all such secured Indebtedness (other than Indebtedness secured by Permitted Liens) ("Secured Debt") would not exceed 9% of the total assets of the Borrower and its Subsidiaries (excluding the Unrestricted Subsidiaries), on a consolidated basis, as determined in accordance with Mexican GAAP. The Borrower will not, and will not permit any of its Subsidiaries to, make or offer to make any payment, prepayment, repurchase or redemption of or otherwise defease any Secured Debt, except for the payment of interest when due and owing with respect to such Secured Debt.

SECTION 5.13. Use of Proceeds

The proceeds of the Loans shall be used by the Borrower solely (i) to refinance its obligations under the 2004 Credit Agreement, and (ii) for general corporate purposes.

SECTION 5.14. Definition and Treatment of Unrestricted Subsidiaries.

The Borrower agrees that if it enters into any agreement governing Indebtedness for borrowed money (other than Indebtedness evidenced by bonds, notes or debentures) (each, a "Subsequent Agreement") with a weighted average maturity of at least one year that provides for a definition of "Unrestricted Subsidiary" or "Material Subsidiary" or for covenants relating to such Subsidiaries that are more favorable to the creditors with respect to such Indebtedness than the definitions and covenants set forth in this Agreement, it shall so notify the Administrative Agent and shall agree within the subsequent 30 days, if so requested by the Administrative Agent, to amend this Agreement to reflect the same terms of the relevant provisions in such Subsequent Agreement.

ARTICLE VI

Events of Default

SECTION 6.01. Events of Default.

If any of the following events shall occur and be continuing:

(a) The Borrower shall fail to pay any amount of principal, interest or other amounts due under this Agreement or any Note on the due date for payment or prepayment therefor and, in the case of any amount other than principal, such failure continues for more than five days; or

(b) Any representation or warranty made or deemed to be made by the Borrower herein, or in any Loan Document, or which is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement, or any Note, shall prove to have been incorrect in any material respect on or as of the date made or deemed made; or

(c) The Borrower shall default in the observance or performance of any covenant contained in Sections 5.07(a), 5.08, 5.09, 5.11, 5.12 or 5.13; or

(d) The Borrower shall default in the observance or performance of any other material obligations contained in this Agreement (other than as provided in paragraphs (a) through (c) of this Article), and such default shall continue unremedied for a period of 30 days from the earlier of the time (i) the Administrative Agent gives notice to the Borrower of such default or (ii) a Responsible Officer of the Borrower first becomes aware of such default; or

(e) The Borrower or any of its Material Subsidiaries shall (i) default in any payment of principal of or interest aggregating in excess of $100,000,000 (or the equivalent thereof in any currency) in respect of any Indebtedness (other than the Notes and the Loans); or (ii) default in the observance or performance of any other agreement or condition relating to any outstanding Indebtedness (other than the Notes and the Loans) aggregating in excess of $100,000,000 (or the equivalent thereof in any currency), the effect of which default is to cause the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity; or

(f) (i) The Borrower or any of its Material Subsidiaries shall commence any case; proceeding or other action (a) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, *concurso mercantil*, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (b) seeking appointment of a receiver, trustee, custodian, conservator, *síndico*, *conciliador* or other similar official for it or for all or any substantial part of its assets, or the Borrower or any of its Material Subsidiaries shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against the Borrower or any of its Material Subsidiaries, any case, proceeding or other action of a nature referred to in clause (i) above which (a) results in the entry of an order for relief or any such adjudication or appointment or (b) remains undismissed, undischarged or unbonded for a period of 60 days; or (iii) there shall be commenced under any existing or future law of Mexico or by any competent Governmental Authority against the Borrower or any of its Material Subsidiaries any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) the Borrower or any of its Material Subsidiaries shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) the Borrower or any of its Material Subsidiaries shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its or their respective debts, as the case may be, as they become due; or

(g) One or more judgments or decrees shall be entered against the Borrower or any of its Material Subsidiaries involving in the aggregate a liability (not paid or fully covered by insurance) of $100,000,000 (or the equivalent thereof in any currency) or more, and such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 45 days from the entry thereof or otherwise as reserved against by the Borrower or any of its Subsidiaries in accordance with Mexican GAAP; or

(h) This Agreement or the Notes shall cease to be in full force and effect in any material respect, or the Borrower shall so assert; or

(i) A Change in Control shall have occurred; or

(j) Any material license, approval, right, privilege, franchise or concession necessary for each of the Borrower and its Material Subsidiaries to conduct its business shall have been terminated, cancelled or modified in a manner which could result in a Material Adverse Effect or any Governmental Authority shall terminate or cancel any authorization or approval granted with respect to the Loan Documents or modify any such authorization or approval in a manner which could result in a Material Adverse Effect, unless (a) such termination, cancellation or modification is capable of being cured in the reasonable opinion of the Administrative Agent within 30 days from the date of its occurrence in the ordinary course of the Borrower's business and (b) the Borrower or its Material Subsidiaries, as the case may be, is taking prompt action to cure such termination, cancellation or modification;

then, and in any such event, (a) if such event is an Event of Default specified in clause (i) or (ii) of paragraph (f) above, automatically the Commitments shall immediately terminate and the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement shall immediately become due and payable, and (b) if such event is any other Event of Default, either or both of the following actions may be taken: (i) with the consent of the Majority Lenders, the Administrative Agent may, or upon the request of the Majority Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Commitments to be terminated forthwith, whereupon the Commitments shall immediately terminate; and (ii) with the consent of the Majority Lenders, the Administrative Agent may, or upon the request of the Majority Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement to be due and payable forthwith, whereupon the same shall immediately become due and payable. Except as expressly provided above in this Article, presentment, demand, protest and all other notices of any kind are hereby expressly waived.

ARTICLE VII

The Administrative Agent

SECTION 7.01. Authorization and Action

Each of the Lenders hereby irrevocably appoints the Administrative Agent as its agent and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms of this Agreement, together with such actions and powers as are reasonably incidental thereto.

SECTION 7.02. Citibank, N.A. and Affiliates

The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

SECTION 7.03. Agent's Duties

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent is required to exercise in writing by the Majority Lenders, and (c) except as expressly set forth herein, and except with respect to material information delivered pursuant to this Agreement to the Administrative Agent in its capacity as such, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as

Administrative Agent or any of its Affiliates in any capacity. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or not taken by it or them under or in connection with this Agreement, with the consent or at the request of the Majority Lenders (or all the Lenders, if applicable), in the absence of its or their own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement, (ii) the contents of any certificate, report or other document delivered hereunder or in connection herewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

SECTION 7.04. Agent's Reliance

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 7.05. Sub-agents

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent, which sub-agent shall be an Affiliate of the Administrative Agent or shall meet the financial qualifications of a successor Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers through their respective Affiliates. The exculpatory provisions of the preceding Sections of this Article shall apply to any such sub-agent and to the Affiliates of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities of the Administrative Agent.

SECTION 7.06. Successor Agents

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders and the Borrower. Upon notice of any such resignation, the Majority Lenders shall have the right, in consultation with the Borrower, to appoint a successor. If no successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within

30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders and in consultation with the Borrower, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank and having a combined capital and surplus of at least $500,000,000. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, discretion, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the Administrative Agent's resignation hereunder, the provisions of this Article and Section 8.05 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent.

SECTION 7.07. Lender Credit Decision

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any related agreement or any document furnished hereunder or thereunder.

SECTION 7.08. No Other Duties, Etc.

Notwithstanding anything herein to the contrary, none of the Joint Bookrunners, Mandated Lead Arrangers, Documentation Agents or the Syndication Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent or any of the Lenders hereunder.

ARTICLE VIII

Miscellaneous

SECTION 8.01. Amendments and Waivers

Neither this Agreement nor any Note nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section. The Majority Lenders may, or, with the written consent of the Majority Lenders, the Administrative Agent may, from time to time, (a) enter into with the Borrower written amendments, supplements or modifications hereto and to the Notes for the purpose of adding any provisions to this Agreement or the Notes or changing in any manner the rights of the Lenders or of the Borrower hereunder or thereunder or (b) waive, on such terms and conditions as the Majority Lenders or the Administrative Agent, as the case may be, may specify in such

instrument, any of the conditions or requirements of this Agreement or the Notes or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall (i) reduce the amount or extend the Tranche A Maturity Date or Tranche B Maturity Date, as the case may be, or extend the scheduled date of any principal payment of any Loans, or reduce the stated rate of any interest or fee payable hereunder or under the Notes or extend the scheduled date of any payment thereof or increase the amount or extend the expiration date of any Lender's Commitment, in each case without the written consent of, in the case of the Tranche A Facility and the Tranche A Loans, each Tranche A Lender affected thereby and in the case of the Tranche B Facility and the Tranche B Loans, each Tranche B Lender affected thereby, or (ii) amend, modify or waive any provision of this Section or Section 2.09 or reduce the percentage specified in the definition of Majority Lenders, or any provision of this Agreement that requires the consent or action of each Lender or consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement or the Notes, in each of the cases in this clause (ii), without the written consent of all the Lenders, or (iii) amend, modify or waive any provision of Article VII without the written consent of the then Administrative Agent. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Borrower, the Lenders, the Administrative Agent and all future holders of the Notes. In the case of any waiver, the Borrower, the Lenders, and the Administrative Agent shall be restored to their former position and rights hereunder and under the outstanding Notes.

SECTION 8.02. Notices

(a) All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered or, in the case of telecopy notice, when received, addressed as follows in the case of the Borrower, and the Administrative Agent, and as set forth in Schedule I in the case of the other parties hereto, or to such other address as may be hereafter notified by the respective parties hereto and any future holders of the Notes:

The Borrower:	Teléfonos de México, S.A. de C.V. Parque Via 198, Suite 201 Colonia Cuauhtémoc 06599 México, D.F., México Attention: Jose Manuel Camacho, Treasurer Telecopy: (52-555) 255-0347 or (52-555) 203-5972 Telephone: (52-555) 222-5167 or (52-555) 222-1407 Email: jcamacho@telmex.com
The Administrative Agent:	Citibank, N.A. 2 Penns Way Suite 200 New Castle, DE 19720 Attention: Lisa Rodriguez Tel: 302-894-6070 Fax: 212-994-0961 Email: lisa.m1.rodriguez@citigroup.com

With a copy to: Citigroup Global Markets Inc.
Global Loans Capital Markets
390 Greenwich Street, First Floor
New York, NY 10013
Attention: Carlos Corona
Telecopy: (212) 723-8543
Telephone: (212) 723-6771
Email: carlos.corona@citigroup.com

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders pursuant to Section 2.03, 2.07 or 2.08 or to or upon the Borrower pursuant to Section 8.06(c) shall not be effective until received.

(b) So long as Citibank, N.A. is the Administrative Agent, the Borrower hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (a) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (b) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (c) provides notice of any default or event of default under this Agreement or (d) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as "Communications"), by transmitting the Communications by email with "pdf", Word or Excel attachments or any other electronic format acceptable to the Administrative Agent to oploanswebadmin@citigroup.com. In addition, the Borrower agrees to continue to provide the Communications to the Administrative Agent in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.

(c) The Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission systems (the "Platform"). The Administrative Agent and the Lenders acknowledge that the Platform is not provided by the Borrower, and the Borrower has no responsibility for posting Communications on the Platform or for the performance of the Platform.

(d) THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE". THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT

OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, "AGENT PARTIES") HAVE ANY LIABILITY TO THE BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING, WITHOUT LIMITATION, DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER'S OR THE ADMINISTRATIVE AGENT'S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(e) The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender's e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

(f) Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

SECTION 8.03. No Waiver; Cumulative Remedies

No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the Notes shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

SECTION 8.04. Survival of Representations and Warranties

All representations and warranties made hereunder shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans hereunder. It is understood that all representations and warranties so made are only made on the date hereof and on the Borrowing Date.

SECTION 8.05. Payment of Expenses and Taxes; Indemnification

(a) The Borrower shall (i) pay or reimburse the Administrative Agent for all reasonable and documented out-of-pocket costs and expenses in connection with any amendment, supplement or modification to this Agreement, the Notes and any other documents prepared in connection herewith or therewith, including, without limitation, the reasonable and documented fees, disbursements and other charges of New York counsel and Mexican counsel to the Administrative Agent, (ii) pay or reimburse for all documented out-of-pocket expenses of the Administrative Agent and the Lenders incurred in connection with the enforcement or preservation of any rights under this Agreement, the Notes, and any such other related documents, including, without limitation, the fees and disbursements of counsel to each Lender and of counsel to the Administrative Agent, (iii) pay or reimburse the Joint Bookrunners for all of their reasonable and documented out-of-pocket costs incurred in connection with this Agreement and the Notes, up to an amount not to exceed U.S.$20,000, (iv) pay, indemnify, and hold each Lender and the Administrative Agent, harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other similar Mexican taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the Notes and any such other documents, and (v) pay, indemnify, and hold each Lender, the Administrative Agent and their respective Affiliates and the respective officers, directors, employees, advisors and agents of any of them or such Affiliates harmless from and against any and all other liabilities, losses, damages, penalties, actions, judgments, suits and reasonable and documented related out-of-pocket expenses with respect to the execution, delivery, enforcement and performance of this Agreement, the Notes, and any such other documents and the use or the proposed use of the proceeds of the Loans (all the foregoing in this clause (v), collectively, the "indemnified liabilities"), provided that the Borrower shall have no obligation hereunder to the Administrative Agent or any Lender with respect to indemnified liabilities arising from the gross negligence or willful misconduct of the Administrative Agent or any such Lender, as the case may be. The agreements in this Section shall survive repayment of the Notes and all other amounts payable hereunder.

(b) To the extent that the Borrower fails to pay any amount required to be paid by it to the Administrative Agent under Section 8.05(a), each Lender severally agrees to pay to the Administrative Agent, as the case may be, such Lender's Commitment Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, as the case may be, in their respective capacities as such.

SECTION 8.06. Successors and Assigns; Participations and Assignments

(a) This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lenders, the Administrative Agent and all future permitted holders of the Notes and their respective permitted successors and assigns, except that the Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of each Lender and any purported assignment by the Borrower without such consent will be null and void.

(b) Any Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time sell to one or more banks or other financial institutions ("Participants") participating interests in any Loan owing to such Lender, any Note held by such Lender, or any other interest of such Lender hereunder and under such Lender's Note. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this Agreement to the other parties to this Agreement shall remain unchanged, such Lender shall remain solely responsible for the performance thereof, such Lender shall remain the holder of any such Note for all purposes under this Agreement, and the Borrower and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. The Borrower agrees that if amounts outstanding under this Agreement and the Notes are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall, to the maximum extent permitted by applicable law, be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement and any Note to the same extent as if the amount of its participating interest were owing directly to it as a Lender under this Agreement or any Note, provided that, in purchasing such participating interest, such Participant shall be deemed to have agreed to share with the Lenders the proceeds thereof as provided in Section 8.07(a) as fully as if it were a Lender hereunder. Any Participant exercising such right of setoff shall promptly provide notice to the Borrower of such setoff, provided, however, that the failure by any Participant to provide such notice to the Borrower shall not give the Borrower any cause of action or right to damages or any other remedy against such Participant, any Lender or the Administrative Agent. The Borrower also agrees that each Participant shall be entitled to the benefits of Sections 2.11, 2.12 and 2.13 with respect to its participation in the Commitments and the Loans outstanding from time to time as if it was a Lender; provided that no Participant shall be entitled to receive any greater amount pursuant to any such Section than the transferor Lender would have been entitled to receive in respect of the amount of the participation transferred by such transferor Lender to such Participant had no such transfer occurred unless the Borrower has consented to such participation. Each Lender agrees that any agreement between such Lender and any such Participant in respect of such participating interests shall not restrict such Lender's right to agree to any amendment, supplement, waiver or modification to this Agreement except that any such Participant may have the right to consent to any such amendment, supplement, waiver or modification for which the consent of the transferor Lender is required under subclause (i) or (ii) of the proviso contained in Section 8.01. Notwithstanding any other provision contained herein, the Borrower shall not, at any time, be obligated to pay to any Lender any amounts in excess of what the Borrower would have been obligated to pay to such Lender hereunder if such Lender had not sold any participation in its rights and obligations under this Agreement unless the Borrower has consented to such participation.

(c) Any Lender may, in the ordinary course of its commercial banking business and in accordance with applicable law, at any time and from time to time assign to any Lender or any Affiliate thereof or, with notice to the Administrative Agent and, if no Event of Default has occurred and is continuing, the consent of the Borrower (which consent shall not be unreasonably withheld or delayed), to (A) another bank, export credit agency or financial

institution, either being a Mexican financial institution or organized under the laws of a jurisdiction outside of Mexico, provided that such Lender, Affiliate, export credit agency, bank or financial institution (other than a Mexican financial institution) is (x) registered in the Registry of Foreign Banks, Financing Entities, Pension and Retirement Funds and Investment Funds *(Registro de Bancos, Entidades de Financiamiento, Fondos de Pensiones y Jubilaciones y Fondos de Inversión del Extranjero)* of the Ministry of Finance for purposes of Article 195-I or 196-II of the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*) or any successor provision and to the extent applicable provides to the Ministry of Finance the information described in such Article 195-I or successor provision, and (y) resident (or, if such entities are lending through a branch or an agency, the principal office of such entities are resident) for tax purposes in a jurisdiction with which Mexico has in effect a treaty for the avoidance of double taxation, or (B) if an Event of Default has occurred and is continuing, any Eligible Assignee (in each case under clauses (A) and (B), an "Assignee"), all or any part of its rights and obligations under this Agreement and the Notes pursuant to an Assignment and Acceptance, substantially in the form of Exhibit H hereto (each, an "Assignment and Acceptance"), executed by such Assignee, such assigning Lender (and, in the case of an Assignee that is not then a Lender or an Affiliate thereof, by the Borrower, if required, and the Administrative Agent) and delivered to the Administrative Agent for its acceptance and recording in the Register (as defined below); provided that, in the case of any such assignment, the aggregate principal amount of the portion of the Loans so assigned is not less than $5,000,000 and $1,000,000 increments in excess thereof (or (i) if less, the then outstanding amount of such Loans or (ii) such lesser amount as may be agreed by the Borrower and the Administrative Agent); and provided further, however, that the Borrower shall be deemed to have consented to any assignment if the Borrower does not object in writing to such assignment within five Business Days after receiving notice of such assignment. Any assignment which does not meet the requirements set forth above shall be null and void. Upon such execution, delivery, acceptance and recording, from and after the effective date determined pursuant to such Assignment and Acceptance, (x) the Assignee thereunder shall be a party hereto and, to the extent provided in such Assignment and Acceptance, have the rights and obligations of a Lender hereunder with a Loan as set forth therein, and (y) the assigning Lender thereunder shall, to the extent provided in such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such assigning Lender shall cease to be a party hereto). Notwithstanding any other provisions contained herein, the Borrower shall not, at any time, be obligated to pay to any Assignee any amounts pursuant to Section 2.11 or 2.12 in excess of what the Borrower would have been obligated to pay to the assigning Lender if such Lender had not assigned its rights to the Assignee unless the Borrower has consented to such Assignment.

(d) The Administrative Agent shall maintain at its address referred to in Section 8.02 a copy of each Assignment and Acceptance delivered to it and a register (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Loans owing to, each Lender from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and, the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register as the owner of the Loans recorded therein for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an Assignee (and, in the case of an Assignee that is not then a Lender or an Affiliate thereof, if required, by the Borrower and the Administrative Agent), together with payment to the Administrative Agent of a registration and processing fee of $3,000 (payable by the Assignee), the Administrative Agent shall (i) promptly accept such Assignment and Acceptance and (ii) on the effective date determined pursuant thereto record the information contained therein in the Register and give notice of such acceptance and recordation to the Lenders and the Borrower. The Borrower shall not be required to issue and/or endorse any Notes in connection with any assignment of Loans hereunder, other than in connection with partial assignments of Loans hereunder.

(f) The Borrower authorizes each Lender to disclose to any Participant or Assignee (each, a "Transferee") and any prospective Transferee that has agreed to preserve the confidentiality thereof any and all financial information in such Lender's possession concerning the Borrower and its respective affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its respective affiliates prior to becoming a party to this Agreement.

(g) For avoidance of doubt, the parties to this Agreement acknowledge that the provisions of this Section concerning assignments of the Loans and Notes relate only to absolute assignments and that such provisions do not prohibit assignments creating security interests, including, without limitation, any pledge or assignment by a Lender of any Note to any Federal Reserve Bank in accordance with applicable law.

SECTION 8.07. Adjustments; Set-off

(a) If any Lender (a "Benefitted Lender") shall at any time receive any payment of all or part of its Loans (other than a payment under Section 2.10, 2.11, 2.12 or 2.13 or under any insurance policy in favor of a Benefitted Lender with respect to its Loans), or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by setoff, pursuant to events or proceedings of the nature referred to in Article VI(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender's Loans, or interest thereon, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender's Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) In addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly

waived by the Borrower to the extent permitted by applicable law, upon any amount being due and unpaid by the Borrower hereunder or under the Notes (whether at stated maturity, by acceleration or otherwise) to setoff and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any of its Subsidiaries or Affiliates or any branch or agency thereof to or for the credit or the account of the Borrower. Any Lender exercising such right of setoff shall promptly provide notice to the Borrower and the Administrative Agent of such setoff, provided, however, that the failure by any Lender to provide such notice to the Borrower shall not give the Borrower any cause of action or right to damages or any other remedy against such Lender, any other Lender or the Administrative Agent and shall not affect the validity of such setoff and application.

SECTION 8.08. Counterparts

This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

SECTION 8.09. Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 8.10. Integration

This Agreement and the Notes represent the agreement of the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the Notes.

SECTION 8.11. Section Headings

The section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

SECTION 8.12. GOVERNING LAW

THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

SECTION 8.13. Submission to Jurisdiction; Waivers

Each party hereto hereby irrevocably and unconditionally: (a) submits for itself and its property in any legal action or proceeding relating to this Agreement and the Notes, or for recognition and enforcement of any judgment in respect thereof, to the jurisdiction of the Courts of the State of New York in the Borough of Manhattan, City of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof and to the courts of its own corporate domicile in respect of any actions brought against it as a defendant in any action or proceeding arising out of this Agreement or the Notes; (b) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court, agrees not to plead or claim the same and, to the extent permitted by the applicable law, waives any right to which it may be entitled on account of place of residence or domicile; (c) agrees that the final judgment in any such action or proceeding shall be conclusive and binding and may be enforced in other jurisdictions by suit on the judgment or in any manner provided by law; (d) in the case of the Borrower, agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to CT Corporation System as the Borrower's agent in New York City for service of process at its address at 111 Eighth Avenue, New York, New York 10011 or at such other address of which the Administrative Agent shall have been notified in writing by the Borrower; (e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and (f) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.

SECTION 8.14. Waiver of Immunities

To the extent permitted by applicable law, if the Borrower has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, the Borrower hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement and the Notes. The Borrower agrees that the waivers set forth above shall have the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976 of the United States of America and are intended to be irrevocable and not subject to withdrawal for purposes of such Act.

SECTION 8.15. Judgment Currency

The obligation of the Borrower hereunder to make payments in Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than Dollars except to the extent to which such tender or recovery shall result in the effective receipt by the Lenders of the full amount of Dollars expressed to be payable hereunder, and the Borrower shall indemnify the Lenders (as an alternative or additional cause of action) for the amount (if any) by which such effective receipt shall fall short of the full amount of Dollars expressed to be payable hereunder and such obligation to indemnify shall not be affected by judgment being obtained for any other sums due hereunder.

SECTION 8.16. Acknowledgements

The Borrower hereby acknowledges that neither the Administrative Agent nor any Lender has any fiduciary relationship to the Borrower under this Agreement, and the relationship under this Agreement between the Lenders, on one hand, and the Borrower, on the other hand, is solely that of debtor and creditor.

SECTION 8.17. Loans by International Banking Institutions.

It is the policy of the Board of Governors of the U.S. Federal Reserve System that extensions of credit by international banking facilities (as defined in Section 204.8(a) of Regulation D) may be used only to finance the non-U.S. operations of a customer (or its foreign affiliates) located outside the United States as provided in Section 204.8(a)(3)(vi) of Regulation D. The Borrower hereby acknowledges this policy and therefore agrees that the proceeds of the Loans by the International Banking Facility of any of the Lenders will be used solely to finance the non-U.S. operations of the Borrower or its foreign affiliates.

SECTION 8.18. WAIVERS OF JURY TRIAL.

THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY NOTE OR THE ACTIONS OF THE ADMINISTRATIVE AGENT OR ANY LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their proper and duly authorized officers and delivered in New York, New York as of the day and year first above written.

TELÉFONOS DE MÉXICO, S.A. DE C.V.,
as Borrower

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

CITIBANK, N.A.,
as an Administrative Agent

By: ______________________________
Title:

CITIBANK, N.A., NASSAU BAHAMAS BRANCH,
as a Lender

By: ______________________________
Title:

CITIGROUP GLOBAL MARKETS INC.
as a Mandated Lead Arranger and as a Joint Bookrunner

By: ______________________________
Title:

ABN AMRO BANK N.V.,
as a Mandated Lead Arranger, Syndication Agent, Joint Bookrunner and as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

BBVA SECURITIES INC.
as a Mandated Lead Arranger, Joint Bookrunner and as a Documentation Agent

By: ______________________________
Title:

By: ______________________________
Title:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

HSBC SECURITIES (USA) INC.,
as a Mandated Lead Arranger, Joint Bookrunner
and as Documentation Agent

By: ______________________________
Title:

HSBC BANK USA, National Association
as a Lender

By: ______________________________
Title:

BANK OF AMERICA, N.A.
as a Mandated Lead Arranger and as a Lender

By: ______________________________
Title:

CALYON NEW YORK BRANCH
as a Mandated Lead Arranger and as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

EXPORT DEVELOPMENT CANADA
as a Mandated Lead Arranger and as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

ING CAPITAL LLC,
as a Mandated Lead Arranger

By: ______________________________
Title:

ING BANK, N.V. (acting through its Curaçao Branch),
as a Lender

By: ______________________
Title:

By: ______________________
Title:

MIZUHO CORPORATE BANK, LTD.,
as a Mandated Lead Arranger and as a Lender

By: ______________________
Title:

THE BANK OF NOVA SCOTIA,
as a Mandated Lead Arranger

By: ______________________
Title:

THE BANK OF NOVA SCOTIA,
as a Lender

By: ______________________
Title:

BANCO SANTANDER CENTRAL HISPANO
S.A., New York Branch
as a Lender

By: ______________________
Title:

By: ______________________
Title:

THE BANK OF TOKYO – MITSUBISHI, LTD.,
NEW YORK BRANCH
as a Lender

By: ______________________
Title:

By: ______________________
Title:

BARCLAYS BANK PLC,
as a Lender

By: ______________________
Title:

BNP PARIBAS,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

BAYERISCHE LANDESBANK,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

CALIFORNIA COMMERCE BANK
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

CREDIT SUISSE, acting through its CAYMAN ISLANDS BRANCH,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

DEUTSCHE BANK AG NEW YORK BRANCH,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

DRESDNER BANK AG, New York Branch,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

JPMORGAN CHASE BANK, N.A.
as a Lender

By: ______________________________
Name: ______________________________
Title: ______________________________

COOPERATIEVE CENTRALE
RAIFFEISEN – BOERENLEENBANK
"RABOBANK NEDERLAND",
NEW YORK BRANCH
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

SANPAOLO IMI S.p.A.,
as a Lender

By: ______________________________
Title:

By: ______________________________
Title:

SOCIETE GENERALE,
as a Lender

By: ______________________________
Title:

SUMITOMO MITSUI BANKING
CORPORATION,
as a Lender

By: ______________________________
Title:

THE TORONTO-DOMINION BANK
as a Lender

By: ______________________________
Title:

WACHOVIA BANK, NATIONAL ASSOCIATION, as a Lender

By: ______________________________
Title:

COMMITMENTS AND LENDING OFFICES

TRANCHE A AND B BANKS

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
1	ABN AMRO Bank N.V.	138	124.5	262.5	Prolong. Reforma 600 – 320 Col. Sta Fé Pena Blanca México D.F. Mexico Attn: Rosalía Noble Phone: (52-55) 52-57-78-42 Fax: (52-55) 52-57-78-29 E-Mail: rosalia.noble@abnamro.com
2	Banco Bilbao Vizcaya Argentaria, S.A.	138.0	124.5	262.5	1345 Avenue of Americas, 45th Floor New York, NY, 10105 Contact Person: Jay Levit Phone: (212) 728-1590 Fax: (212) 333-2904 E-Mail: jay.levit@bbvany.com
3	Bank of America, N.A.	60.0	40.0	100.0	1850 Gateway Blvd. Concord, CA 94520 Attn: Indiana Arguello Phone: (925) 675-8075 Fax: (925) 675-8051 E- Mail: indiana.arguello@bankofamerica.com

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
4	California Commerce Bank	15.771	14.229	30.0	2029 Century Park East 42nd Floor. Los Angeles, CA 90067 Tel: 310-203-3417 Fax: 310-203-37-03 Emial: david.espinosa@ccbusa.com
5	Calyon New York Branch	60.0	40.0	100.0	1301 Ave. of the Americas New York, NY 10019 Tel: 212 261 4139 Fax: 917 849 5467 Email: dawn.evans@us.caylon.com, bob.vaeth@us.caylon.com
6	Citibank, N.A., Nassau Bahamas Branch	122.229	110.271	232.5	Citibank N.A. 2 Penns Way Suite 200 New Castle, DE 19720 Contact Person: Lisa Rodriguez Phone: 302-894-6012 Fax: 212-994-0961 E-Mail: lisa.rodriguez@citigroup.com
7	Export Development Canada	60.0	40.0	100.0	151 O'Connor Street Ottawa, Ontario, Canada K1A 1K3 Attn: Michael Lambe Tel: 613 597 8514 Fax: 613 598 2514 E-mail: mlambe@edc.ca

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
8	HSBC Bank USA, National Association	138.0	124.5	262.5	452 Fifth Avenue New York, NY 10018 Attn: Jeffrey Rothman Phone: 212-525-67949 Fax: 212-525-2469 E-Mail: jeffrey.rothman@us.hsbc.com
9	ING Bank, N.V. (acting through its Curacao Branch)	60.0	40.0	100.0	Zeelandia Office Park, Kaya W.F.G. Mensing 14 P.O. Box 3895, Curacao, Netherlands Antilles Contact Person: Rodrigo Salazar Phone: (52-55) 5258-2161 Fax: (52-55) 5259-2701 E-Mail: rodrigo.salazar@Americas.ing.com
10	Mizuho Corporate Bank, Ltd.	60.0	40.0	100.0	1251 Avenue of the Americas New York, NY 10020 Attn: David Costa Phone: 212-282-4964 Fax: 212-282-4385 E-Mail: david.costa@mizuhocbus.com
11	The Bank of Nova Scotia	60.0	40.0	100.0	Blvd. Manuel Avila Camacho #1 18th Floor Colonia Lomas de Chapultepec Mexico City, Mexico 11009 Contact Person: Francisco Lira Mariel Phone: (52-55) 5229-2202 Fax: (52-55) 5229-2010 E-Mail: flira@scotiabankinverlat.com

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
12	The Bank of Tokyo-Mitsubishi, Ltd., New York Branch	48.0	32.0	80.0	1251 Avenue of the Americas New York, NY 10020 Attn: Hiroshi Azuma, Vice President & Manager Phone: 212-782-4184 Fax: 212-782-6400 E-Mail: hazuma@btmna.com
13	Barclays Bank PLC	24.0	16.0	40.0	Barclays Bank PLC 200 Park Avenue New York, NY 10166 Attn: Vidal Ramirez Phone: 212-412-2088 Fax: 212-412-1615 E-Mail: vidal.ramirez@barcap.com with a copy to: Nicholas Bell Phone: 212-412-4029 Fax: 212-412-7600 E-Mail: Nicholas.Bell@barcap.com
14	Bayerische Landesbank	39.0	26.0	65.0	560 Lexington Avenue New York, NY 10022 Attn: Loan Administration Patricia Sanchez, VP Phone: 212-310-9810 Fax: 212-310-9930

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
15	BNP Paribas	39.0	26.0	65.0	787 Seventh Avenue New York, NY 10019 Attn: Stephanie Rogers Phone: 212-841-2973 Fax: 212-841-2996 E- Mail: stephanie.rogers@americas.bnpparibas.com
16	Banco Santander Central Hispano S.A., New York Branch	39.0	26.0	65.0	Banco Santander Central Hispano S.A., New York Branch 45 East 53rd Street, New York, NY 10022 Attn: Joana Macedo Phone: 212-350-3938 Fax: 212-407-1131 E-Mail: jmacedo@schny.com with a copy to: Ligia Castro Phone: 212-350-3677 Fax: 212-350-3647/3638 E-Mail: lcastro@schny.com
17	Caja de Ahorros y Monte de Piedad de Madrid	48.0	32.0	80.0	Caja Madrid Miami Agency 701 Brickell Avenue, Suite 2000 Miami, Florida 33131 Contacts: Magdalena Viteri / José Cueto Phone: (305) 416-7979 / (305) 416-7968 Fax: (305) 371-4243 E-Mail: mviteri@cajamadrid.es / jcueto@cajamadrid.es

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
18	CREDIT SUISSE, acting through its CAYMAN ISLANDS BRANCH	25.0	—	25.0	CREDIT SUISSE, CAYMAN ISLANDS BRANCH C/O CIBC Bank and Trust Company (Cayman) Limited P.O. Box 694GT, 11 Dr. Roy's Drive CIBC Financial Centre, 5th Floor Grand Cayman Cayman Islands Fax: 345-949-0626 Contact Person: Mark Waldron Address: One Madison Avenue, 2nd Floor New York, NY 10010 Phone: 212-325-3030 Fax: 212-538-6851 E-Mail: Mark.Waldron.2@csfb.com
19	Deutsche Bank AG New York Branch	40.0	0.0	40.0	60 Wall Street New York, NY 10005 Attn: Bettina Maier Phone: 212-250-5035 Fax: 212-797-0510 E-Mail: bettina.maier@db.com
20	Dresdner Bank AG, New York Branch	25.0	—	25.0	Dresdner Bank AG, New York Branch 75 Wall Street New York, NY 10005 Contact Person: Laverne Small Phone: 212-429-2511 Fax: 212-429-2130 E-Mail: laverne.small@drkw.com

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
21	JPMorgan Chase Bank, N.A.	40.0	—	40.0	JPMorgan Chase Bank Int'l Banking Facility 1111 Fannin 9th Floor Houston, TX 77002 Attn: Keren Kerr, VP Phone: 713-750-3517 Fax: 713-374-4312 E-Mail: Keren.kerr@jpmorgan.com
22	Cooperatieve Centrale Raiffeisen – Boerenleenbank "Rabobank Nederland", New York Branch	25.0	0.0	25.0	Cooperatieve Centrale Raiffeisen – Boerenleenbank "Rabobank Nederland", 245 Park Avenue, New York, NY 10167 Please note that neither of the following addresses is a legal lending office and as such neither should be listed as a lending office. Address for notices: c/o Rabo Support Services 10 Exchange Place Jersey City, NJ 10167 Attention: Corporate Services Department Fax: 201-499-5366

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT (IN MILLIONS)	LENDING OFFICE
					With a copy to: Rabobank International Bosques de Alisos 47B, 2do Piso Bosques de las Lomas Mexico City, Mexico Attention: Josefina Alonso Phone: 525 55 261 0008 Fax: 525 55 261 0060 Please note again that neither of the 2 immediate above addresses is a legal lending office and as such neither should be listed as a lending office.
23	SANPAOLO IMI S.p.A.	39.0	26.0	65.0	SANPAOLO IMI S.p.A. – New York Branch 245 Park Avenue, 35th Floor New York, NY 10023 Attn: Barbara Bassi Phone: 212-692-3141 Fax: 212-599-5307
24	Societe Generale	39.0	26.0	65.0	1221 Avenue of the Americas New York, NY 10021 Attn: Mark Vigil Phone: 212-278-7350 Fax: 212-278-6146 E-Mail: mark.vigil@sgcib.com

NO.	LENDER	TRANCHE A COMMITMENT (IN MILLIONS)	TRANCHE B COMMITMENT (IN MILLIONS)	AGGREGATE AMOUNT. (IN MILLIONS)	LENDING OFFICE
25	Sumitomo Mitsui Banking Corporation	39.0	26.0	65.0	Sumitomo Mitsui Banking Corporation 277 Park Avenue, 6th Floor New York, NY 10172 Attn: Delma Mitchell / Yoshimi Yabu Phone: 212-224-4387 / 212-224-4380 Fax: 212-224-4391 / 212-224-4391 E-Mail: Delma_C_Mitchell@smbcgroup.com Yoshimi_Yabu@smbcgroup.com
26	The Toronto-Dominion Bank	40.0	—	40.0	The Toronto-Dominion Bank Royal Trust Tower-18th Floor 77 King Street West Toronto, Ontario M5K 1A2 Attn: Matthew Wierzchowski, U.S. Credit Administration Phone: 416-307-0529 Fax: 416-983-1708 E-Mail: matthew.wierzchowski@tdsecurities.com
27	Wachovia Bank, National Association	39.0	26.0	65.0	Wachovia Bank, National Association 191 Peachtree St., NE Atlanta, GA 30309 GA8088 Attn: Kay Reedy Phone: 404-332-5262 Fax: 404-332-5905 E-Mail: kathleen.reedy@wachovia.com
	Totals	1,500.0	1,000.0	2,500.0	—

UNRESTRICTED SUBSIDIARIES

Latam Telecomunicaciones LLC
Embratel Participações S.A
Empresa Brasileira de Telecomunicações S.A.
Star One S.A.
Telmex do Brasil Ltda.
Telmex Chile Holding S.A.
Telmex Corp, S.A. (previously Chilesat Corp. S.A.)
Techtel LMDS Comunicaciones Interactivas S.A.
Telmex Argentina S.A.
Metrored Telecomunicaciones S.R.L.
Telmex Colombia S.A.
Telmex Perú S.A.

FORM OF TRANCHE A NOTE

PAGARÉ

TRANCHE A PROMISSORY NOTE

NON-NEGOTIABLE

U.S.$__________ Dlls.

For value received, the undersigned TELÉFONOS DE MÉXICO, S.A. DE C.V. (the "Borrower"), by this Promissory Note, unconditionally promises to pay to the order of __________ (the "Lender"), the principal sum of U.S.$__________ (__________________ DOLLARS OF THE UNITED STATES OF AMERICA 00/100) payable on [__________], 2009 (the "Maturity Date").

The undersigned also unconditionally promises to pay interest on the outstanding and unpaid principal amount of this Promissory Note, from the date hereof until the date on which such principal amount shall be paid in full, calculated with respect to each day during each Interest Period (as defined below), at a rate per annum equal to the LIBO Rate (as defined below) determined for such Interest Period (including the first day but excluding the last day of each such period) plus the Applicable Margin (as defined below). Interest shall be payable in arrears on the last day of each Interest Period.

If all or a portion of (i) the principal amount hereof, (ii) any interest payable hereunder, or (iii) any other amount payable hereunder shall not be paid when due (whether at stated

NO NEGOCIABLE

E.U.A.$__________ Dls.

Por valor recibido, la suscrita TELÉFONOS DE MÉXICO, S.A. DE C.V. (el "Deudor"), por este Pagaré promete incondicionalmente pagar a la orden de __________ (el "Banco"), la suma principal de E.U.A.$__________ (__________________ DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA 00/100) pagadera el [__________] 2009 (la "Fecha de Vencimiento").

La suscrita promete asimismo incondicionalmente pagar intereses sobre el saldo insoluto de principal de este Pagaré, desde la fecha del presente hasta la fecha en que dicho principal sea pagado en su totalidad, calculados respecto de cada día durante cada Período de Intereses (como se define más adelante), a una tasa anual igual a la Tasa LIBO (como se define abajo) que se determine para dicho Período de Intereses (incluyendo el primer día pero excluyendo el último día de cada uno de dichos períodos) más el Margen Aplicable (como se define abajo). Los intereses serán pagaderos en forma vencida en el último día de cada Período de Intereses.

Si todo o una parte de (i) la suma de principal del presente, (ii) los intereses pagaderos conforme al presente o (iii) cualquier otra suma pagadera conforme al presente, no fuere

maturity, by acceleration or otherwise), such overdue amount shall bear interest to the extent permitted by applicable law at a rate per annum equal to the LIBO Rate for the interest periods determined by the Administrative Agent in its reasonable discretion plus (x) the Applicable Margin plus (y) 2% per annum, in each case from the date of such non-payment until such amount is paid in full (after as well as before judgment) and shall be payable on demand.

pagada a su vencimiento (ya sea en su vencimiento programado, por aceleración o de cualquier otra forma), la suma debida y no pagada devengará intereses en la medida permitida por la ley aplicable a una tasa anual igual a la Tasa LIBO para los períodos de intereses determinados por el Agente Administrativo, usando su discreción de manera razonable más (x) el Margen Aplicable más (y) 2% anual, en cada caso desde la fecha de falta de pago hasta que tal suma sea pagada en su totalidad (antes y después de una sentencia), pagaderos a la vista.

Interest hereunder shall be calculated on the basis of a 360-day year for actual days elapsed.

Los intereses conforme al presente serán calculados sobre la base de un año de 360 días respecto del número de días efectivamente transcurridos.

For purposes of this Promissory Note, the following terms shall have the following meanings:

Para efectos de este Pagaré, los siguientes términos tendrán los siguientes significados:

"Administrative Agent" means Citibank, N.A.

"Agente Administrativo" significa Citibank, N.A.

"Applicable Margin" means 0.30%.

"Margen Aplicable" significa 0.30%.

"Business Day" means any day (other than a Saturday or a Sunday or other day on which commercial banks in New York City or Mexico City are authorized or required by law to close), on which commercial banks are open for international business (including dealings in United States dollars deposits) in London.

"Día Hábil" significa cualquier día (excepto sábado o domingo u otro día en el que los bancos comerciales en la ciudad de Nueva York o en la ciudad de México estén autorizados o sean requeridos por ley a cerrar), en el que los bancos comerciales estén abiertos para transacciones internacionales (incluyendo depósitos en dólares de los Estados Unidos de América) en Londres.

"Interest Period" means, in the case of (A) the first such Interest Period, the period beginning on the date hereof and ending on the numerically corresponding date in the [third][sixth] calendar month thereafter, and (B) each succeeding Interest Period, the period

"Período de Intereses" significa respecto (A) del primer Periodo de Intereses, el periodo que comience en la fecha del presente y que termine el día numéricamente correspondiente [tres][seis] meses después, y (B) de cada uno de los Períodos de Intereses

beginning on the last day of the preceding Interest Period and ending on the numerically corresponding date in the [third] [sixth] calendar month thereafter, provided that: (1) if any such period would otherwise end on a day which is not a Business Day, such period shall be extended to the next succeeding Business Day unless such day falls into the following calendar month, in which event such period shall end on the next preceding Business Day; (2) any such period which would otherwise extend beyond the Maturity Date, shall end on the Maturity Date; and (3) any such period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such period) shall end on the last Business Day of a calendar month.

subsecuentes, el período que comience en el último día del Período de Intereses inmediato anterior y que termine el día numéricamente correspondiente [tres] [seis] meses después; en el entendido que (1) si cualquiera de dichos períodos terminara en un día que no sea un Día Hábil, tal período se extenderá al Día Hábil inmediato siguiente, salvo que tal Día Hábil tenga lugar en otro mes calendario, en cuyo caso tal período terminará en el Día Hábil anterior; (2) cualquiera de tales períodos que terminara después de la Fecha de Vencimiento, terminará en la Fecha de Vencimiento; y (3) cualquier Período que inicie el último Día Hábil de un mes calendario (o en un día respecto del cual no exista día numéricamente correspondiente en el mes calendario en que termine tal Período) terminará el último Día Hábil de un mes calendario.

"LIBO Rate" means, with respect to each day during each Interest Period, the rate per annum equal to (a) the rate (rounded upwards, if necessary, to the nearest 1/16 of 1%) for United States dollar deposits based on the period equal to the duration of such Interest Period, as it appears on the display page designated as "Telerate British Bankers Assoc. Interest Settlement Rates Page" (page 3750) on Telerate System Incorporated (or such other page as may replace such page on that service) at or about 11:00 a.m. (London time) two (2) London Banking Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period or (b) if such service is not available, the average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the respective rates notified to Citibank, N.A. by each Reference Lender as the rate at which United States dollar deposits based on the period equal to the duration of such Interest Period are offered to such Reference Lender by prime banks in the London interbank eurodollar market, at or about 11:00 a.m. (London time)

"Tasa LIBO" significa, respecto de cada día durante cada Período de Intereses, la tasa anual igual a (i) la tasa (redondeada hacia arriba, de ser necesario, al más cercano 1/16 de 1%) respecto de depósitos a un plazo igual a la duración del Período de Intereses de que se trate en dólares de los Estados Unidos de América, que aparezca en la página designada como la "Telerate British Bankers Assoc. Interest Settlement Rates Page" (página 3750) en el Sistema Telerate (o cualquier otra página que reemplace tal pagina en el sistema) a las 11:00 a.m. (hora de Londres) dos (2) Días Bancarios en Londres antes del inicio de tal Período de Intereses para entrega el primer día de tal Período de Intereses o (ii) si tal servicio no estuviere disponible, el promedio (redondeado hacia arriba, de ser necesario, al más cercano 1/16 de 1%) de las tasas correspondientes que se notifiquen a Citibank, N.A. por cada Acreedor de Referencia como la tasa a la que depósitos a un plazo igual a la duración del Período de

two (2) London Banking Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period, in an amount equal to the principal amount hereof.

Intereses de que se trate en dólares de los Estados Unidos de América sean ofrecidos a tal Acreedor de Referencia por bancos de primer orden en el mercado interbancario de Londres para eurodólares, a las 11:00 a.m. (hora de Londres), dos (2) Días Bancarios en Londres antes del inicio de tal Período de Intereses para entrega el primer día de tal Período de Intereses, en una suma igual a la suma principal del presente.

"London Banking Day" means a day on which dealings in deposits in United States dollars are carried on in the London interbank market.

"Día Bancario en Londres" significa cualquier día en que operaciones relacionadas con depósitos en dólares de los Estados Unidos de América se lleven a cabo en el mercado interbancario de Londres.

"Reference Lenders" means Citibank, N.A., ABN AMRO Bank N.V. and HSBC Bank USA, National Association.

"Acreedores de Referencia" significa Citibank, N.A., ABN AMRO Bank N.V. y HSBC Bank USA, National Association.

All payments required to be made pursuant to this Promissory Note shall be made without setoff or counterclaim, not later than 12:00 noon, New York City time, on the date due, in United States dollars and in immediately available funds, at the Administrative Agent's principal office, currently located at Penns Way, Suite 200, New Castle, DE 19720.

Todos los pagos que deban hacerse conforme a este Pagaré serán efectuados sin compensación o deducción, antes de las 12:00 del medio día, hora de la ciudad de Nueva York, en la fecha en que venzan, en dólares de los Estados Unidos de América y en fondos disponibles inmediatamente, en la oficina principal del Agente Administrativo, localizada en Penns Way, Suite 200, New Castle, DE 19720.

The undersigned agrees to pay or reimburse upon demand, in like manner and funds, all losses, costs, damages, penalties, actions, judgments, suits and reasonable expenses of the holder hereof or of the Administrative Agent, if any, with respect to the enforcement of this Promissory Note (including without limitation, all reasonable legal costs and expenses).

La suscrita conviene en pagar o reembolsar a la vista, en la misma forma y fondos, cualquier pérdidas, costos, daños, penas, sumas impuestas conforme a cualquier acción, sentencia o demanda y gastos razonables del tenedor del presente o del Agente Administrativo, si hubiera alguno, incurridos en relación con el procedimiento de cobro del presente Pagaré (incluyendo, sin limitación, todos los costos y gastos legales razonables).

All payments by the undersigned of principal and interest hereunder shall be made free and

Todos los pagos de principal e intereses a efectuarse por la suscrita de acuerdo al

clear of and without deduction or withholding for or on account of, any present or future income, excise, stamp or franchise taxes and other taxes, fees, levies, imposts, duties, charges, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any taxing authority of or within the United Mexican States (or by any political subdivision thereof or therein) or any other jurisdiction from which or through which payments are made. In the event that the undersigned shall be compelled by law to make any such deduction or withholding, then the undersigned shall pay such additional amounts as may be necessary to ensure that the net amounts received by the holder hereof shall equal the amount that such holder would have received if such deductions or withholdings would not have been made.

presente, deberán hacerse libres de y sin deducción o retención alguna por cualesquier impuesto sobre ingresos, gravamen, impuestos sobre el timbre o impuestos sobre franquicias y otros impuestos, comisiones, contribuciones, derechos, cargas o retenciones, presentes o futuros, establecidos, impuestos, cobrados o retenidos por cualquier autoridad fiscal de o dentro de los Estados Unidos Mexicanos (o cualquier subdivisión política de o dentro de los Estados Unidos Mexicanos) o de cualquier otra jurisdicción desde o a través de la cual se realicen pagos de conformidad con este Pagaré. En caso que la suscrita esté legalmente obligada a llevar a cabo cualquier retención o deducción, la suscrita pagará tales sumas adicionales que sean necesarias para garantizar que las sumas netas recibidas por el tenedor del presente sean iguales a la suma que el tenedor hubiere recibido si tales retenciones o deducciones no se hubieren llevado a cabo.

This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, provided, however, that if any action or proceeding in connection with this Promissory Note is brought to any courts in the United Mexican States, this Promissory Note shall be deemed to be governed under the laws of the United Mexican States.

Este Pagaré se regirá e interpretará de acuerdo con las leyes del Estado de Nueva York, Estados Unidos de América; en el entendido, sin embargo de que si cualquier acción o procedimiento en relación con este Pagaré se iniciara en los tribunales de los Estados Unidos Mexicanos, este Pagaré se considerará regido de acuerdo con las leyes de los Estados Unidos Mexicanos.

Any legal action or proceeding arising out of or relating to this Promissory Note may be brought in any New York State or federal court sitting in the Southern District of New York or any federal court sitting in the City of Mexico, Federal District, United Mexican States. The undersigned waives any right to the jurisdiction of any other court.

Cualquier acción o procedimiento legal que derive o se relacione con este Pagaré podrá ser instituido en los tribunales del Estado de Nueva York o federales localizados en el Distrito Sur tratándose de la Ciudad de Nueva York o cualquier tribunal federal localizado en la ciudad de México, Distrito Federal, Estados Unidos Mexicanos. La suscrita renuncia a la jurisdicción de cualesquiera otros tribunales.

The undersigned hereby waives diligence, demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever.

La suscrita en este acto renuncia a diligencia, demanda, protesto, presentación, notificación de no aceptación y a cualquier notificación o demanda de cualquier naturaleza.

This Promissory Note is executed in both English and Spanish versions. In the case of any conflict or doubt as to the proper construction of this Promissory Note, the English version shall govern, provided, however, that in any action or proceeding brought in any court in the United Mexican States, the Spanish version shall be controlling.

El presente Pagaré se suscribe en versiones en inglés y español. En caso de conflicto o duda en relación con la debida interpretación de este Pagaré, la versión en inglés prevalecerá; en el entendido, sin embargo de que en cualquier procedimiento iniciado en los Estados Unidos Mexicanos, prevalecerá la versión en español.

IN WITNESS WHEREOF, the undersigned has duly executed this Promissory Note as of the date mentioned below.

EN VIRTUD DE LO CUAL, la suscrita ha firmado este Pagaré en la fecha abajo mencionada.

Mexico, Federal District, ____________, 2005. / México, D.F., a __ de ________ de 2005.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By/Por: ______________________________
Title/Cargo:

By/Por: ______________________________
Title/Cargo:

FORM OF TRANCHE B NOTE

PAGARÉ

TRANCHE B PROMISSORY NOTE

NON-NEGOTIABLE

U.S.$________________ Dlls.

For value received, the undersigned TELÉFONOS DE MÉXICO, S.A. DE C.V. (the "Borrower"), by this Promissory Note, unconditionally promises to pay to the order of ________________ (the "Lender"), the principal sum of U.S.$__________ (________________ DOLLARS OF THE UNITED STATES OF AMERICA 00/100) payable on [__________], 2011 (the "Maturity Date").

The undersigned also unconditionally promises to pay interest on the outstanding and unpaid principal amount of this Promissory Note, from the date hereof until the date on which such principal amount shall be paid in full, calculated with respect to each day during each Interest Period (as defined below), at a rate per annum equal to the LIBO Rate (as defined below) determined for such Interest Period (including the first day but excluding the last day of each such period) plus the Applicable Margin (as defined below). Interest shall be payable in arrears on the last day of each Interest Period.

If all or a portion of (i) the principal amount hereof, (ii) any interest payable hereunder, or (iii) any other amount payable hereunder shall not be paid when due (whether at stated

NO NEGOCIABLE

E.U.A.$________________ Dls.

Por valor recibido, la suscrita TELÉFONOS DE MÉXICO, S.A. DE C.V. (el "Deudor"), por este Pagaré promete incondicionalmente pagar a la orden de ________________ (el "Banco"), la suma principal de E.U.A.$________________ (________________ DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA 00/100) pagadera el [__________] 2011 (la "Fecha de Vencimiento").

La suscrita promete asimismo incondicionalmente pagar intereses sobre el saldo insoluto de principal de este Pagaré, desde la fecha del presente hasta la fecha en que dicho principal sea pagado en su totalidad, calculados respecto de cada día durante cada Período de Intereses (como se define más adelante), a una tasa anual igual a la Tasa LIBO (como se define abajo) que se determine para dicho Período de Intereses (incluyendo el primer día pero excluyendo el último día de cada uno de dichos períodos) más el Margen Aplicable (como se define abajo). Los intereses serán pagaderos en forma vencida en el último día de cada Período de Intereses.

Si todo o una parte de (i) la suma de principal del presente, (ii) los intereses pagaderos conforme al presente o (iii) cualquier otra suma pagadera conforme al presente, no fuere

maturity, by acceleration or otherwise), such overdue amount shall bear interest to the extent permitted by applicable law at a rate per annum equal to the LIBO Rate for the interest periods determined by the Administrative Agent in its reasonable discretion plus (x) the Applicable Margin plus (y) 2% per annum, in each case from the date of such non-payment until such amount is paid in full (after as well as before judgment) and shall be payable on demand.

pagada a su vencimiento (ya sea en su vencimiento programado, por aceleración o de cualquier otra forma), la suma debida y no pagada devengará intereses en la medida permitida por la ley aplicable a una tasa anual igual a la Tasa LIBO para los períodos de intereses determinados por el Agente Administrativo, usando su discreción de manera razonable más (x) el Margen Aplicable más (y) 2% anual, en cada caso desde la fecha de falta de pago hasta que tal suma sea pagada en su totalidad (antes y después de una sentencia), pagaderos a la vista.

Interest hereunder shall be calculated on the basis of a 360-day year for actual days elapsed.

Los intereses conforme al presente serán calculados sobre la base de un año de 360 días respecto del número de días efectivamente transcurridos.

For purposes of this Promissory Note, the following terms shall have the following meanings:

Para efectos de este Pagaré, los siguientes términos tendrán los siguientes significados:

"Administrative Agent" means Citibank, N.A.

"Agente Administrativo" significa Citibank, N.A.

"Applicable Margin" means 0.425%.

"Margen Aplicable" significa 0.425%.

"Business Day" means any day (other than a Saturday or a Sunday or other day on which commercial banks in New York City or Mexico City are authorized or required by law to close), on which commercial banks are open for international business (including dealings in United States dollars deposits) in London.

"Día Hábil" significa cualquier día (excepto sábado o domingo u otro día en el que los bancos comerciales en la ciudad de Nueva York o en la ciudad de México estén autorizados o sean requeridos por ley a cerrar), en el que los bancos comerciales estén abiertos para transacciones internacionales (incluyendo depósitos en dólares de los Estados Unidos de América) en Londres.

"Interest Period" means, in the case of (A) the first such Interest Period, the period beginning on the date hereof and ending on the numerically corresponding date in the [third] [sixth] calendar month thereafter, and (B) each succeeding Interest Period, the period beginning on the last

"Período de Intereses" significa respecto (A) del primer Periodo de Intereses, el periodo que comience en la fecha del presente y que termine el día numéricamente correspondiente [tres] [seis] meses después, y (B) de cada uno de los Períodos de Intereses

day of the preceding Interest Period and ending on the numerically corresponding date in the [third][sixth] calendar month thereafter, provided that: (1) if any such period would otherwise end on a day which is not a Business Day, such period shall be extended to the next succeeding Business Day unless such day falls into the following calendar month, in which event such period shall end on the next preceding Business Day; (2) any such period which would otherwise extend beyond the Maturity Date, shall end on the Maturity Date; and (3) any such period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such period) shall end on the last Business Day of a calendar month.

subsecuentes, el período que comience en el último día del Período de Intereses inmediato anterior y que termine el día numéricamente correspondiente [tres][seis] meses después; en el entendido que (1) si cualquiera de dichos períodos terminara en un día que no sea un Día Hábil, tal período se extenderá al Día Hábil inmediato siguiente, salvo que tal Día Hábil tenga lugar en otro mes calendario, en cuyo caso tal período terminará en el Día Hábil anterior; (2) cualquiera de tales períodos que terminara después de la Fecha de Vencimiento, terminará en la Fecha de Vencimiento; y (3) cualquier Período que inicie el último Día Hábil de un mes calendario (o en un día respecto del cual no exista día numéricamente correspondiente en el mes calendario en que termine tal Período) terminará el último Día Hábil de un mes calendario.

"LIBO Rate" means, with respect to each day during each Interest Period, the rate per annum equal to (a) the rate (rounded upwards, if necessary, to the nearest 1/16 of 1%) for United States dollar deposits based on the period equal to the duration of such Interest Period, as it appears on the display page designated as "Telerate British Bankers Assoc. Interest Settlement Rates Page" (page 3750) on Telerate System Incorporated (or such other page as may replace such page on that service) at or about 11:00 a.m. (London time) two (2) London Banking Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period or (b) if such service is not available, the average (rounded upwards, if necessary, to the nearest 1/16 of 1%) of the respective rates notified to Citibank, N.A. by each Reference Lender as the rate at which United States dollar deposits based on the period equal to the duration of such Interest Period are offered to such Reference Lender by prime banks in the London interbank eurodollar market, at or about 11:00 a.m. (London time)

"Tasa LIBO" significa, respecto de cada día durante cada Período de Intereses, la tasa anual igual a (i) la tasa (redondeada hacia arriba, de ser necesario, al más cercano 1/16 de 1%) respecto de depósitos a un plazo igual a la duración del Período de Intereses de que se trate en dólares de los Estados Unidos de América, que aparezca en la página designada como la "Telerate British Bankers Assoc. Interest Settlement Rates Page" (página 3750) en el Sistema Telerate (o cualquier otra página que reemplace tal pagina en el sistema) a las 11:00 a.m. (hora de Londres) dos (2) Días Bancarios en Londres antes del inicio de tal Período de Intereses para entrega el primer día de tal Período de Intereses o (ii) si tal servicio no estuviere disponible, el promedio (redondeado hacia arriba, de ser necesario, al más cercano 1/16 de 1%) de las tasas correspondientes que se notifiquen a Citibank, N.A. por cada Acreedor de Referencia como la tasa a la que depósitos a un plazo igual a la duración del Período de

two (2) London Banking Days prior to the beginning of such Interest Period for delivery on the first day of such Interest Period, in an amount equal to the principal amount hereof.

Intereses de que se trate en dólares de los Estados Unidos de América sean ofrecidos a tal Acreedor de Referencia por bancos de primer orden en el mercado interbancario de Londres para eurodólares, a las 11:00 a.m. (hora de Londres), dos (2) Días Bancarios en Londres antes del inicio de tal Período de Intereses para entrega el primer día de tal Período de Intereses, en una suma igual a la suma principal del presente.

"London Banking Day" means a day on which dealings in deposits in United States dollars are carried on in the London interbank market.

"Día Bancario en Londres" significa cualquier día en que operaciones relacionadas con depósitos en dólares de los Estados Unidos de América se lleven a cabo en el mercado interbancario de Londres.

"Reference Lenders" means Citibank, N.A., ABN AMRO Bank N.V. and HSBC Bank USA, National Association.

"Acreedores de Referencia" significa Citibank, N.A., ABN AMRO Bank N.V. y HSBC Bank USA, National Association.

All payments required to be made pursuant to this Promissory Note shall be made without setoff or counterclaim, not later than 12:00 noon, New York City time, on the date due, in United States dollars and in immediately available funds, at the Administrative Agent's principal office, currently located at 2 Penns Way, Suite 200, New Castle, DE 19720.

Todos los pagos que deban hacerse conforme a este Pagaré serán efectuados sin compensación o deducción, antes de las 12:00 del medio día, hora de la ciudad de Nueva York, en la fecha en que venzan, en dólares de los Estados Unidos de América y en fondos disponibles inmediatamente, en la oficina principal del Agente Administrativo, localizada en Penns Way, Suite 200, New Castle, DE 19720..

The undersigned agrees to pay or reimburse upon demand, in like manner and funds, all losses, costs, damages, penalties, actions, judgments, suits and reasonable expenses of the holder hereof or the Administrative Agent, if any, with respect to the enforcement of this Promissory Note (including without limitation, all reasonable legal costs and expenses).

La suscrita conviene en pagar o reembolsar a la vista, en la misma forma y fondos, cualquier pérdidas, costos, daños, penas, sumas impuestas conforme a cualquier acción, sentencia o demanda y gastos razonables del tenedor del presente o del Agente Administrativo, si hubiera alguno, incurridos en relación con el procedimiento de cobro del presente Pagaré (incluyendo, sin limitación, todos los costos y gastos legales razonables).

All payments by the undersigned of principal and interest hereunder shall be made free and clear of and without deduction or withholding for or on account of, any present or future income, excise, stamp or franchise taxes and other taxes, fees, levies, imposts, duties, charges, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any taxing authority of or within the United Mexican States (or by any political subdivision thereof or therein) or any other jurisdiction from which or through which payments are made. In the event that the undersigned shall be compelled by law to make any such deduction or withholding, then the undersigned shall pay such additional amounts as may be necessary to ensure that the net amounts received by the holder hereof shall equal the amount that such holder would have received if such deductions or withholdings would not have been made.

Todos los pagos de principal e intereses a efectuarse por la suscrita de acuerdo al presente, deberán hacerse libres de y sin deducción o retención alguna por cualesquier impuesto sobre ingresos, gravamen, impuestos sobre el timbre o impuestos sobre franquicias y otros impuestos, comisiones, contribuciones, derechos, cargas o retenciones, presentes o futuros, establecidos, impuestos, cobrados o retenidos por cualquier autoridad fiscal de o dentro de los Estados Unidos Mexicanos (o cualquier subdivisión política de o dentro de los Estados Unidos Mexicanos) o de cualquier otra jurisdicción desde o a través de la cual se realicen pagos de conformidad con este Pagaré. En caso que la suscrita esté legalmente obligada a llevar a cabo cualquier retención o deducción, la suscrita pagará tales sumas adicionales que sean necesarias para garantizar que las sumas netas recibidas por el tenedor del presente sean iguales a la suma que el tenedor hubiere recibido si tales retenciones o deducciones no se hubieren llevado a cabo.

This Promissory Note shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, <u>provided</u>, <u>however</u>, that if any action or proceeding in connection with this Promissory Note is brought to any courts in the United Mexican States, this Promissory Note shall be deemed to be governed under the laws of the United Mexican States.

Este Pagaré se regirá e interpretará de acuerdo con las leyes del Estado de Nueva York, Estados Unidos de América; en <u>el entendido</u>, <u>sin embargo</u> de que si cualquier acción o procedimiento en relación con este Pagaré se iniciara en los tribunales de los Estados Unidos Mexicanos, este Pagaré se considerará regido de acuerdo con las leyes de los Estados Unidos Mexicanos.

Any legal action or proceeding arising out of or relating to this Promissory Note may be brought in any New York State or federal court sitting in the Southern District of New York or any federal court sitting in the City of Mexico, Federal District, United Mexican States. The undersigned waives any right to the jurisdiction of any other court.

Cualquier acción o procedimiento legal que derive o se relacione con este Pagaré podrá ser instituido en los tribunales del Estado de Nueva York o federales localizados en el Distrito Sur tratándose de la Ciudad de Nueva York o cualquier tribunal federal localizado en la ciudad de México, Distrito Federal, Estados Unidos Mexicanos. La suscrita renuncia a la jurisdicción de cualesquiera otros tribunales.

The undersigned hereby waives diligence, demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever.

La suscrita en este acto renuncia a diligencia, demanda, protesto, presentación, notificación de no aceptación y a cualquier notificación o demanda de cualquier naturaleza.

This Promissory Note is executed in both English and Spanish versions. In the case of any conflict or doubt as to the proper construction of this Promissory Note, the English version shall govern, provided, however, that in any action or proceeding brought in any court in the United Mexican States, the Spanish version shall be controlling.

El presente Pagaré se suscribe en versiones en inglés y español. En caso de conflicto o duda en relación con la debida interpretación de este Pagaré, la versión en inglés prevalecerá; en el entendido, sin embargo de que en cualquier procedimiento iniciado en los Estados Unidos Mexicanos, prevalecerá la versión en español.

IN WITNESS WHEREOF, the undersigned has duly executed this Promissory Note as of the date mentioned below.

EN VIRTUD DE LO CUAL, la suscrita ha firmado este Pagaré en la fecha abajo mencionada.

Mexico, Federal District, ___________ __, 2005. / México, D.F., a __ de _________ de 2005.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By/Por: ______________________________
Title/Cargo:

By/Por: ______________________________
Title/Cargo:

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Form of Certificate of Officer

The undersigned, the Chief Financial Officer of Teléfonos de México, S.A. de C.V. (the "Borrower"), refers to the U.S.$2,500,000,000 Loan Agreement, dated as of October 20, 2005 (as amended, supplemented or otherwise modified from time to time, the "Loan Agreement"), among the Borrower, the several banks and other financial institutions from time to time parties thereto as lenders and Citibank, N.A., as Administrative Agent, and certifies that:

(a) Attached hereto as Exhibit A are true and complete copies of the following documents:

(i) The *estatutos sociales* of the Borrower, which are in full force and effect as of the date hereof.

(ii) The resolutions of the Board of Directors of the Borrower, which constitute all action necessary on the part of the Borrower to approve the execution and delivery of the Loan Agreement and the Notes, the borrowings thereunder and the performance by the Borrower of its obligations thereunder, and such resolutions have not been amended, modified, revoked or rescinded as of the date hereof.

(iii) Notarial deed No. 114,288, dated August 18, 1997, granted before Notary Public No. 54 of Mexico City, containing the notarization of the power of attorney granted to Adolfo Cerezo Pérez, in his capacity as Chief Financial Officer and which is in full force and effect as of the date hereof.

(iv) Notarial deed No. 98,580, dated July 1, 1992, granted before Notary Public No. 54 of Mexico City, containing the notarization of the power of attorney granted to José Manuel Camacho Berrueta, in his capacity as Treasurer and which is in full force and effect as of the date hereof.

(b) Attached hereto as Exhibit B are true and complete copies of the audited consolidated financial statements of the Borrower as of December 31, 2004 and December 31, 2003 and the unaudited consolidated financial statements of the Borrower as of June 30, 2005.

(c) Attached hereto as Exhibit C are true and complete copies of the following documents:

(i) The letter of acceptance signed by CT Corporation System in New York to act as New York process agent for the Borrower.

(ii) Notarial deed No. 106190, dated January 22, 1996, granted before Notary Public No. 20 of Mexico City, containing the notarization of the power of attorney granted to CT Corporation System and which is in full force and effect as of the date hereof.

(d) Attached hereto as Exhibit D is a true and complete copy of the Borrower's annual report for the year ended December 31, 2004 on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 28, 2005.

(e) The representations and warranties of the Borrower contained in the Loan Agreement are true and correct, with the same effect as if initially made on and as of the date hereof.

(f) The Borrower has performed all necessary corporate actions to approve the terms of, and the transactions contemplated by, the Loan Agreement, including effecting borrowings thereunder, and to execute the Loan Agreement and the Notes described therein. All authorizations, approvals, licenses and consents required in connection with the execution, delivery, performance, validity and enforceability of the Loan Agreement (including, without limitation, effecting borrowings thereunder) and the Notes referred to therein have been duly obtained and are in full force and effect as of the date hereof.

(g) (i) The name, title and specimen signature of persons whom are jointly authorized to execute the Loan Agreement, effect borrowings, deliver borrowing requests, execute the Notes, give instructions under and in the Loan Agreement and sign any other statements, reports or documents to be delivered under the Loan Agreement are as follows:

Name and Title	Specimen Signature
Adolfo Cerezo P. Chief Financial Officer	
José Manuel Camacho B. Treasurer	

(ii) The name, title and specimen signature of the additional person who is authorized to execute the Notes, give instructions under and in the Loan Agreement and sign any other statements, reports or documents to be delivered under the Loan Agreement, jointly with any other attorney-in-fact, having authority to do so, is as follows:

Name and Title	Specimen Signature
Eduardo Rosendo G. Comptroller	____________________
Jaime Rodriguez R. Treasury Operations Manager	____________________

(h) No Default or Event of Default has occurred and is continuing as of the date hereof.

If any certification contained herein ceases to be true and correct, the Borrower will immediately give the Administrative Agent notice to that effect.

Unless otherwise defined herein, capitalized terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

IN WITNESS WHEREOF, this certificate has been executed on and as of the ____ day of ______, 2005.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: ______________________________
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

EXHIBIT D

Legal Opinion of Galicia y Robles, S.C.

[________], 2005

To the Lenders and
Citibank N.A.,
acting as Administrative Agent
2 Penns Way
Suite 200
New Castle, DE 19720

Ladies and Gentlemen:

We have acted as special Mexican counsel to Teléfonos de México, S.A. de C.V. (the "Borrower"), a corporation organized under the laws of Mexico, in connection with the U.S. $2,500,000,000 Loan Agreement dated as of October 20, 2005 (the "Loan Agreement") entered into among the Borrower, the lenders from time to time party thereto (the "Lenders") and Citibank, N.A., in its capacity as Administrative Agent (the "Administrative Agent"). This opinion is furnished to you pursuant to Section 4.01(c)(i) of the Loan Agreement. Unless otherwise defined herein, terms defined in the Loan Agreement are used herein as therein defined.

In connection with the opinion expressed below, we have reviewed:

(1) the Loan Agreement;

(2) the forms, attached to the Loan Agreement as Exhibit A and Exhibit B, of the promissory notes (the "Notes"); and

(3) such other documents as we have deemed relevant or appropriate in connection with the giving of this opinion.

We have assumed, without any independent investigation or verification of any kind, (i) the due authorization, execution and delivery by the Lenders and the Administrative Agent of the Loan Agreement; (ii) the validity, binding effect and enforceability of the Loan Agreement and the Notes, under the laws of the State of New York, United States of America; (iii) the genuineness and authenticity of all opinions, documents and papers submitted to us; and (iv) that copies of all opinions, documents and papers submitted to us are complete and conform to the originals thereof. As to questions of fact material to the opinions hereafter expressed, we have, when relevant facts were not independently established by us, relied upon certificates of the Borrower and their officers and, in connection with legal matters pertaining to the laws of the State of New York, on the opinion of Cleary Gottlieb Steen & Hamilton LLP.

We express no opinion as to any laws other than the laws of the United Mexican States ("Mexico") and we have assumed that there is nothing in any other law that affects our opinion which is delivered based upon Mexican law applicable on the date hereof. In particular, we have made no independent investigation of the laws of the United States of America or any state or other political subdivision thereof or therein as a basis for the opinions stated herein and do not express or imply any opinion on or based on such laws.

With respect to certain statements made by us herein concerning our knowledge of factual matters, the phrase "to the best of our knowledge" and any similar phrase means that, during the course of our special representation of the Borrower, no information has come to our attention which has given us actual knowledge of the existence or absence of such facts, and other than reviewing our files and records in respect of each of such companies and the documents and records described above, we have not undertaken any independent investigations to determine the existence or absence of such facts.

Based upon the foregoing and subject to the further qualifications set forth below, we are of the opinion that:

(a) The Borrower is a corporation (*sociedad anónima de capital variable*) duly organized and validly existing under the laws of Mexico and has the power and authority to own or lease its property or assets, to conduct its business as currently conducted and to enter into, perform and comply with its obligations under the Loan Agreement and the Notes.

(b) The execution, delivery and performance by the Borrower of the Loan Agreement and the Notes and the consummation of the transactions contemplated in the Loan Agreement, have been duly authorized by all necessary corporate action and do not contravene, or constitute a default under, any provision of applicable law or regulation or of the *estatutos sociales* of the Borrower or, to the best of our knowledge, of any other agreement, judgment, injunction, order, decree or other instrument binding on the Borrower, or result in the creation or imposition of any lien on any property of the Borrower.

(c) No authorization or approval or other action by, or notice to or filing with, any governmental authority is required for the due execution, delivery and performance by the Borrower of the Loan Agreement or the Notes, or for the validity or enforceability thereof or for the enforcement of the rights and remedies of any of the Lenders or the Administrative Agent thereunder.

(d) The Loan Agreement has been duly executed and delivered by the Borrower and constitutes, and each Note when duly executed and delivered by the Borrower will constitute, a valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

(e) Neither the Borrower nor any of its property has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under any applicable law in respect of its obligations under the Loan Agreement or the Notes.

(f) To the best of our knowledge, and other than as has been disclosed in the Loan Agreement, there are no legal or governmental proceedings pending to which the Borrower is a party or of which any property of the Borrower is the subject which, if determined adversely to such Borrower, would individually or in the aggregate, have a Material Adverse Effect on the consolidated financial position of the Borrower and its subsidiaries taken as a whole; and, to the best of our knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(g) It is not necessary under the laws of Mexico (i) in order to enable any of the Lenders to enforce its rights under the Loan Agreement or the Notes or (ii) solely by reason of the execution, delivery or performance of the Loan Agreement or the Notes, that any of the Lenders be licensed, qualified or entitled to carry on business in Mexico.

(h) The Borrower's obligations under the Loan Agreement and the Notes, rank and will, under current law, rank at least *pari passu* in priority of payment and in all other respects with all its other present or future unsecured and unsubordinated Indebtedness.

(i) There is no tax, impost, deduction or withholding imposed by Mexico or any political subdivision thereof on or by virtue of the execution, delivery, enforcement or performance of the Loan Agreement or the Notes, except for withholding taxes imposed on payments of interest and fees made under the Loan Agreement, and the Notes, by the Borrower, to any Lender that is not a resident of Mexico for tax purposes, imposed under the Mexican Income Tax Law (*Ley del Impuesto sobre la Renta*).

(j) To ensure the legality, validity, enforceability or admissibility in evidence of the Loan Agreement or the Notes in Mexico, it is not necessary that the Loan Agreement or the Notes or any other document be filed or recorded with any court or other authority in Mexico.

(k) The choice of New York law as the governing law of the Loan Agreement is a valid choice of law. The submission to the jurisdiction of the United States District Court for the Southern District of New York or in the courts of the State of New York sitting in the City of New York by the Borrower under the Loan Agreement is, under Mexican law, a valid submission to jurisdiction.

(l) The courts of Mexico will recognize as valid, and will enforce, any final and conclusive civil judgment for a monetary claim obtained in a court of the State of New York or a United States District Court for the Southern District of New York against the Borrower by the holder of any Note or by any party to the Loan Agreement in any action commenced by service of process as specified therein.

(m) The Notes qualify for executory proceedings (*acción ejecutiva mercantil*) under Mexican law.

(n) Any final judgment obtained against the Borrower in any of the courts specified in the Loan Agreement or the Notes, as the case may be, in respect of any sum payable by the Borrower under the Loan Agreement or the Notes, as the case may be, would be recognized and enforced by the courts of Mexico without re-examination of the issues, pursuant to Articles 569 and 571 of the Mexican Federal Code of Civil Procedure and Article 1347A of the Mexican Commerce Code, which provide, *inter alia*, that any judgment rendered outside Mexico may be enforced by Mexican courts, provided that:

(i) such judgment is obtained in compliance with legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of the Loan Agreement or the Notes, as the case may be;

(ii) such judgment is strictly for the payment of a certain sum of money and has been rendered in an in *personam* action as opposed to an in rem action;

(iii) service of process was made personally on the Borrower or on the appropriate process agent (a court of Mexico would consider the service of process upon the duly appointed agent, by means of a notarial instrument, to be personal service of process meeting procedural requirements of Mexico), provided that such service of process is personally made upon the process agent;

(iv) such judgment does not contravene Mexican law, public policy of Mexico, international treaties or agreements binding upon Mexico or generally accepted principles of international law;

(v) the applicable procedural requirements under the law of Mexico with respect to the enforcement of foreign judgments (including the issuance of *letters rogatory* by the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof), are complied with;

(vi) such judgment is final in the jurisdiction where obtained;

(vii) any such foreign courts would enforce final judgments issued by the federal or state courts of Mexico as a matter of reciprocity; and

(viii) the action in respect of which such judgment is rendered is not subject to legal proceedings in Mexico among the parties.

This opinion is subject to the following qualifications:

(a) Enforcement may be limited or affected by *concurso mercantil*, bankruptcy, insolvency, liquidation, reorganization, moratorium and other similar laws of general application relating to or affecting the rights of creditors generally; among other things, interest on principal will not accrue after declaration of bankruptcy and the obligations of the Borrower in foreign currency shall be converted into Mexican currency at the rate of exchange published in the *Diario Oficial de la Federación* (Official Daily Gazette of the Federation) by Banco de Mexico (the Central Bank of Mexico) in force on the date the declaration of *concurso mercantil* is made; Mexican currency shall then be converted into "*Unidades de Inversion*" or "UDIS" (inflation indexed units) at the rate of conversion published by Banco de Mexico for such date; also pursuant to the laws of Mexico, labor claims, claims of tax authorities for unpaid taxes will have priority over claims of the Lenders or the Administrative Agent;

(b) We note that the payment of interest on interest is prohibited by Mexican law;

(c) In the event that proceedings are brought in Mexico seeking performance of the Borrower's obligations in Mexico, pursuant to Article 8 of the Mexican Monetary Law (*Ley Monetaria de los Estados Unidos de Mexicanos*), the Borrower may discharge its obligations by paying any sums due in a currency other than Mexican currency, in Mexican currency at the rate of exchange fixed by *Banco de Mexico* in Mexico for the date when payment is made;

(d) In the event that any legal proceedings are brought in the courts of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court-approved translator would have to be approved by the court after the defendant has been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents;

(e) The exercise of any prerogatives of the Lenders or the Administrative Agent, although they may be discretionary, should be supported by the factual assumptions required for their reasonable exercise; in addition, under Mexican law, the Borrower will have the right to contest in court any notice or certificate of such Lender purporting to be conclusive and binding;

(f) Claims may become barred under the statutes of limitation or may be or become subject to defenses or set-off or counterclaim;

(g) Except as specifically stated herein, we make no comments with regard to any representations which may be made by the Borrower in any of the documents referred to above or otherwise;

(h) As to the provisions contained in the Loan Agreement regarding service of process, it should be noted that service of process by mail does not constitute personal service under Mexican law and, since such service is considered to be a basic procedural requirement under such law, if for purposes of proceedings outside Mexico service of process is made by mail (including to the Borrowers' duly-appointed process agent in New York), we believe a final judgment based on such process would not be enforced by the courts of Mexico;

(i) Covenants of the Borrower which purport to bind it on matters reserved by law to shareholders are not enforceable under Mexican law, through specific performance, but may result in a demand of amounts payable under the Loan Agreement;

(j) We express no opinion as to the enforcement through specific performance of any of the Borrower's obligations (other than payment obligations) under the Loan Documents, including Section 5.02 of the Loan Agreement, notwithstanding the fact that such obligations may result in a demand of amounts payable under the Loan Agreement;

(k) We express no opinion on Section 8.15 of the Loan Agreement;

(l) We note that Article 1093 of the Mexican Commerce Code (*Código de Comercio*) provides that, for a choice of jurisdiction to be valid under Mexican Law, such jurisdiction must relate to the domicile of one of the parties to the relevant agreement, to the place where the obligations under such agreement are to be fulfilled or to the location of the relevant item.

(m) The taking of possession, entry, removal, sale, transfer or other disposition of property or similar action in Mexico in terms of an attachment or foreclosure, without the consent of the debtor, may not be made in Mexico without judicial intervention, after the defendant is given the right to be heard and defeated in court.

(n) Any provision in the Loan Agreement to the effect that invalidity and illegality of any part thereof will not invalidate the remaining obligations of such Loan Agreement may be unenforceable in Mexico to the extent that such provision constitutes an essential element of such Loan Agreement; and

(o) We note that the enforcement of a claim against the Borrower may be subject to the specific conditions and restrictions set forth in the Federal Telecommunications Law (*Ley Federal de Telecomunicaciones*), the General

Communications Law (*Ley General de Vías de Comunicaciones*) and the Bankruptcy Law (*Ley de Concursos Mercantiles*), in this last case, with respect to the provisions contained in Title Eight, Chapter I "Special Procedures" (*De los concursos especiales*), "Bankruptcy of companies that render public services subject to a concession" (*De los concursos mercantiles de comerciantes que prestan servicios públicos concesionados*).

We note that Rafael Robles Miaja, a partner of this firm, is currently Pro-Secretary of the Board of Directors of the Borrower.

We express no opinion with respect to any laws other than Mexican laws in effect as of the date hereof. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any facts that might change the opinions expressed herein after the date hereof.

This opinion is addressed to you solely for your benefit and it is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent. You may, however, provide a copy to Cleary Gottlieb Steen & Hamilton LLP, who may rely on this opinion. A copy of this opinion letter may be delivered by any of you to any person that becomes a lender in accordance with the provisions of the Loan Agreement. Any such person may rely on the opinions expressed above as if this opinion letter were addressed and delivered to such person on the date hereof.

Very truly yours,
Galicia y Robles, S.C.

EXHIBIT E

Legal Opinion of Cleary Gottlieb Steen & Hamilton LLP

[__________], 2005

To the Lenders and the
Administrative Agent referred to below
c/o Citibank, N.A.,
as Administrative Agent
2 Penns Way
Suite 200
New Castle, DE 19720

Ladies and Gentlemen:

We have acted as special New York counsel to Teléfonos de México, S.A. de C.V., a *sociedad anónima de capital variable* organized under the laws of Mexico (the "Borrower"), in connection with the U.S.$2,500,000,000 Loan Agreement dated as of October 20, 2005 (the "Loan Agreement") among the Borrower, the lenders named therein (the "Lenders"), and Citibank, N.A., as Administrative Agent (the "Administrative Agent"). This opinion is furnished pursuant to Section 4.01(c)(ii) of the Loan Agreement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Loan Agreement.

In arriving at the opinions expressed below, we have reviewed an executed copy of the Loan Agreement, including the forms of the Notes attached to it as Exhibits A and B. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records and documents of the Borrower, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Borrower contained in the Loan Agreement), (ii) that the Borrower and each other party to the Loan Agreement has satisfied those legal requirements that are applicable to it to the extent necessary to make the Loan Agreement and (in the case of the Borrower) the Notes enforceable against the Borrower (except that no such assumption is made as to the Borrower regarding matters of the federal law of the

United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), and (iii) that the Notes conform to the forms thereof that we have examined.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. The Loan Agreement is a valid and binding obligation of the Borrower, enforceable against it in accordance with its terms, and each of the Notes, when duly executed and delivered by the Borrower in accordance with the Loan Agreement, will be a valid and binding obligation of the Borrower, enforceable against it in accordance with its terms.

2. The execution and delivery by the Borrower of the Loan Agreement and the Notes, and the performance by the Borrower of its obligations thereunder, will not require any consent, approval, authorization, registration, filing or qualification of or with any governmental authority or regulatory authority of the United States of America or the State of New York that in our experience normally would be applicable to general business entities with respect to such execution, delivery or performance (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).

The foregoing opinions are subject to the following further assumptions and qualifications:

(a) Our opinion in paragraph 1 above is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity and to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

(b) We express no opinion as to: (i) the Spanish text of the Notes, or (ii) whether the terms of the Loan Agreement or of the Notes will control in the event of a conflict between one or more provisions of such documents.

(c) We express no opinion as to the effect of the proviso to the governing law provision contained in the Notes on the validity or effectiveness of the choice of New York law contained in the Notes.

(d) We express no opinion as to (i) the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Loan Agreement or the Notes where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist, or (ii) Section 8.13(b) of the Loan Agreement insofar as such provision relates to any waiver of objection on grounds of inconvenient forum by the Borrower with respect to proceedings in any court. We note that the designation in Section 8.13(a) of the Loan Agreement of the courts of the United States of America for the Southern District of New York as a venue for any suit, action or proceeding relating to the Loan Agreement and the Notes is (notwithstanding the waiver in Section 8.13(b)) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such a suit, action or proceeding on the grounds that it is an inconvenient forum for such a suit, action or proceeding.

(e) We express no opinion as to the enforceability of Section 8.14 of the Loan Agreement relating to any waiver of immunity to the extent that such waiver purports to apply to any immunity to which the Borrower may become entitled after the date hereof. The enforceability of the waiver of immunity set forth in Section 8.14 of the Loan Agreement is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976.

(f) We express no opinion as to the enforceability of Section 8.15 of the Loan Agreement.

(g) Insofar as provisions contained in the Loan Agreement provide for indemnification, the enforcement thereof may be limited by public policy considerations.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion to you, as Administrative Agent for the Lenders, solely for the benefit of the Lenders in their capacity as such in connection with the Loan Documents. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. The opinions expressed herein are rendered on and as of the date hereof, and we assume no obligation to advise you or any such governmental authority or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,
CLEARY GOTTLIEB STEEN & HAMILTON LLP

By: ____________________________________

EXHIBIT F

Legal Opinion of Ritch Mueller, S.C.

[__________], 2005

Citibank, N.A.
as Administrative Agent
and the Lenders party to the Agreement
specified below.

Ladies and Gentlemen:

We have acted as special Mexican counsel to Citibank, N.A., as Administrative Agent (the "Agent"), in connection with the U.S.$2,500,000,000 Loan Agreement dated as of October 20, 2005 (the "Agreement"), among Teléfonos de México, S.A. de C.V. (the "Borrower"), the Lenders from time to time party thereto and the Agent. This opinion is furnished to you pursuant to Section 4.01(c)(iii) of the Agreement. Unless otherwise defined herein, terms defined in the Agreement are used herein as therein defined.

In connection with the opinion expressed below, we have examined copies of:

(a) the Agreement;

(b) the forms attached to the Agreement as Exhibit A and Exhibit B of the promissory notes (the "Notes");

(c) the *estatutos sociales* of the Borrower;

(d) the powers-of-attorney granted to officers of the Borrower in connection with the execution of the Agreement or the Notes; and

(e) originals or copies, certified or otherwise identified to our satisfaction, of such certificates of officers of the Borrower, and such other agreements, instruments and documents, and such laws, rules and regulations as we have deemed necessary for the purpose of rendering this opinion.

In such examination we have assumed, without any independent investigation or verification of any kind, (i) the due authorization, execution and delivery by all parties thereto (other than the Borrower) of the Agreement, and the power and authority of each such party (other than the Borrower) under its constitutive documents and all applicable laws, to enter into, execute, deliver and perform its obligations under the Agreement, (ii) that all approvals that are necessary for the validity or enforceability of the Agreement and the Notes (other than approvals required under the laws of Mexico, which are addressed below), have been obtained and are in full force and effect, (iii) the validity, binding effect and enforceability of the Agreement and the

Notes under the laws of the State of New York, United States of America, (iv) the genuineness of all signatures and the authenticity of the Agreement and all opinions, documents and papers submitted to us as originals, (v) that copies of all opinions, documents and papers submitted to us are complete and conform to the originals thereof and (vi) the authenticity of such original documents. As to questions of fact material to the opinion hereinafter expressed, we have, when relevant facts were not independently established by us, relied upon originals or copies, certified or otherwise identified to our satisfaction, of all such corporate records of the Borrower and such other instruments and other certificates of public officials, officers and representatives of the Borrower and such other persons, and we have made such investigations of law, as we have deemed necessary or appropriate as a basis for the opinion expressed below. We have made no independent investigation in any public registry.

Based upon the foregoing and subject to the assumptions and qualifications specified below, we are of the opinion that:

1. The Borrower has been duly incorporated and is validly existing as a *sociedad anónima de capital variable* under the laws of Mexico.

2. The execution, delivery and performance by the Borrower of the Agreement and the Notes are within the Borrower's powers, have been duly authorized by all necessary corporate action, and do not contravene any provision of applicable law or regulation, known to us, or of the *estatutos sociales* of the Borrower.

3. No authorizations or approvals, and no notice to or filing with, any governmental authority is required for the execution, delivery and performance by the Borrower of the Agreement and the Notes.

4. The Agreement has been duly executed and delivered by the Borrower and constitutes, and when the Notes are duly executed and delivered by the Borrower for value will constitute, valid and binding agreements of the Borrower, enforceable against the Borrower in accordance with their respective terms.

5. The payment obligations of the Borrower under the Agreement and the Notes rank at least *pari passu* in priority of payment with all other unsecured and unsubordinated indebtedness of the Borrower.

6. There is no tax, deduction or withholding imposed by Mexico or any political subdivision thereof or therein either (i) on or by virtue of the execution or delivery of the Agreement or the Notes or (ii) on any payment to be made by the Borrower pursuant to the Agreement or the Notes, except for a withholding tax on payments of interest, commissions and fees made by the Borrower to any Agent or Lender that is not a resident of Mexico for tax purposes, imposed under the Mexican Income Tax Law (*Ley del Impuesto Sobre la Renta*).

7. The Agreement is in proper legal form, under the law of Mexico, for the enforcement thereof against the Borrower.

8. To ensure the validity, enforceability or admissibility in evidence of the Agreement in Mexico, it is not necessary that the Agreement be filed or recorded with any court or other authority in Mexico.

9. The choice of New York law as the governing law of the Agreement is a valid choice of law.

10. Any judgment obtained in a State or Federal court sitting in the Borough of Manhattan, City of New York, State of New York, arising out of or in relation to the obligations of the Borrower under the Agreement and the Notes would be enforceable in Mexico against the Borrower pursuant to Article 1347A of the Commerce Code, which provides, *inter alia*, that any judgment rendered outside Mexico may be enforced by Mexican courts, provided that:

(i) such judgment is obtained in compliance with legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of the Agreement or the Notes;

(ii) such judgment is strictly for the payment of a certain sum of money, not based on a real action (*acción real*);

(iii) service of process was made personally on the Borrower or on the appropriate process agent;

(iv) such judgment does not contravene Mexican law, public policy of Mexico, international treaties or agreements binding upon Mexico or generally accepted principles of international law;

(v) the applicable procedure under the laws of Mexico with respect to the enforcement of foreign judgments (including issuance of a letter rogatory by the competent authority of such jurisdiction requesting enforcement of such judgment and the certification of such judgment as authentic by the corresponding authorities of such jurisdiction in accordance with the laws thereof) is complied with;

(vi) such judgment is final in the jurisdiction where obtained;

(vii) the courts of such jurisdiction recognize the principles of reciprocity in connection with the enforcement of Mexican judgments in such jurisdiction; and

(viii) the action in respect of which judgment is rendered is not the subject matter of a lawsuit among the same parties pending before a Mexican court.

11. The Notes, when duly executed as provided in opinion 4 above, will qualify as negotiable instruments (*títulos de crédito*) under Mexican law and may be enforced through executory proceedings (*acción ejecutiva mercantil*).

The foregoing opinion is subject to the following qualifications:

(a) enforcement of the Agreement and the Notes may be limited by bankruptcy, *concurso mercantil*, insolvency, liquidation, reorganization, moratorium and other similar laws of general application relating to or affecting the rights of creditors generally;

(b) in any proceedings brought in the courts of Mexico for the enforcement of the Agreement or the Notes against the Borrower, a Mexican court would apply Mexican procedural law;

(c) in the event that proceedings are brought in Mexico seeking performance of the obligations of the Borrower in Mexico, pursuant to the Mexican Monetary Law, the Borrower may discharge its obligations by paying any sum due in a currency other than Mexican currency, in Mexican currency at the rate of exchange prevailing in Mexico on the date when payment is made, and, consequently, Section 8.15 of the Agreement may not be enforceable in Mexico;

(d) provisions of the Agreement granting discretionary authority to the Agent or any Lender cannot be exercised in a manner inconsistent with relevant facts nor defeat any requirement from a competent authority to produce satisfactory evidence as to the basis of any determination; in addition, under Mexican law, the Borrower will have the right to contest in court any notice or certificate of the Agent or any Lender purporting to be conclusive and binding;

(e) in the event that any legal proceedings are brought to the courts of Mexico, a Spanish translation of the documents required in such proceedings prepared by a court-approved translator would have to be approved by the court after the defendant had been given an opportunity to be heard with respect to the accuracy of the translation, and proceedings would thereafter be based upon the translated documents;

(f) in any bankruptcy proceeding initiated in Mexico pursuant to the laws of Mexico, labor claims, claims of tax authorities for unpaid taxes, Social Security quota, Workers' Housing Fund quota and Retirement Fund quota will have priority over claims of the Agent and the Lenders;

(g) with respect to provisions contained in the Agreement in connection with service of process, it should be noted that service of process by mail does not constitute personal service of process under Mexican law and, since such service is considered to be a basic procedural requirement, if for purposes of proceedings outside Mexico service of process is made by mail, a final judgment based on such process would not be enforced by the courts of Mexico;

(h) Mexican law does not permit the collection of interest-on-interest;

(i) covenants of the Borrower which purport to bind it on matters reserved by law to shareholders, or which purport to bind shareholders to vote or refrain from voting shares issued by the Borrower or its subsidiaries, are not enforceable through specific performance but may result in an acceleration of amounts payable under the Agreement; and

(j) we express no opinion in respect of the availability of non-judicial remedies under Mexican law.

We are qualified to practice law in Mexico. We express no opinion as to any laws other than the laws of Mexico or as to any matters not expressly covered herein. This opinion is effective as of the date hereof. We express no opinion as to rights, obligations or other matters (including change of law circumstances) arising subsequent to the date hereof. We assume no responsibility to advise you of any change to our opinion subsequent to the date hereof.

This opinion is addressed to you solely for your benefit and it is not to be transmitted to anyone else or is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent; provided, however, a copy of this opinion letter may be delivered by any of you to any person that becomes a lender in accordance with the provisions of the Loan Agreement. Any such person may rely on the opinions expressed above as if this opinion letter were addressed and delivered to such person on the date hereof.

Very truly yours,

RITCH MUELLER, S.C.

By: ______________________________

EXHIBIT G

Legal Opinion of Shearman & Sterling LLP

[__________], 2005

To the Persons listed in Schedule A

and

Citibank, N.A., as Administrative Agent under the Loan Agreement

Ladies and Gentlemen:

We have acted as counsel to Citibank, N.A., as Administrative Agent, in connection with the preparation, execution and delivery of the U.S. $2,500,000,000 Loan Agreement, dated as of October 20, 2005 (the "Loan Agreement"), among Teléfonos de México, S.A. de C.V., a *sociedad anónima de capital variable* duly organized and existing under the laws of the United Mexican States (the "Borrower"), the several banks and other financial institutions from time to time parties thereto (the "Tranche A Lenders" and the "Tranche B Lenders", together, the "Lenders") and Citibank, N.A., as Administrative Agent to the Lenders thereunder.

This opinion is furnished to you pursuant to Section 4.01(c)(iv) of the Loan Agreement. Unless otherwise defined herein, terms defined in the Agreement are used herein as therein defined.

In that connection, we have reviewed originals or copies of the following documents:

(a) a copy of the Loan Agreement signed by the Borrower,

(b) the form of Tranche A Note, attached as Exhibit A to the Loan Agreement; and

(c) the form of Tranche B Note, attached as Exhibit B to the Loan Agreement.

The documents described in the foregoing clauses (a) through (c) are collectively referred to herein as the "Opinion Documents".

In addition, we have examined originals or copies of such other records of the Borrower, certificates of public officials and of officers of the Borrower and agreements and other documents as we have deemed necessary as a basis for the opinions expressed below.

In our review of the Opinion Documents and other documents, we have assumed the genuineness of all signatures, the authenticity of the originals of the documents submitted to us, and the conformity to authentic originals of any documents submitted to us as copies.

We have also assumed, as to matters of fact, the truthfulness of the representations made in the Loan Agreement and the other Opinion Documents and in certificates of public officials and officers of the Borrower. We have assumed that each of the Opinion Documents is the legal, valid and binding obligation of each party thereto, other than the Borrower, enforceable against each such party in accordance with its terms.

Furthermore, we have assumed that (i) the Borrower is an entity duly organized and validly existing under the laws of the jurisdiction of its organization; (ii) the Borrower has full power to execute, deliver and perform, and has duly executed and delivered, the Opinion Documents to which it is a party; (iii) the execution, delivery and performance by the Borrower of the Opinion Documents to which it is a party have been duly authorized by all necessary action (corporate or otherwise) and do not: (a) contravene its *estatutos sociales* (by-laws) or other organizational documents, (b) except with respect to Generally Applicable Law, violate any law, rule or regulation applicable to it, or (c) result in any conflict with or breach of any agreement or document binding on it; and (iv) except with respect to Generally Applicable Law, no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party is required for the due execution, delivery or performance by the Borrower of any Opinion Document to which it is a party or, if any such authorization, approval, action, notice or filing is required, it has been duly obtained, taken, given or made and is in full force and effect.

We have not independently established the validity of the foregoing assumptions.

"Generally Applicable Law" means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Borrower or the Opinion Documents. Without limiting the generality of the foregoing definition of Generally Applicable Law, the term "Generally Applicable Law" does not include any law, rule or regulation that is applicable to the Borrower or the Opinion Documents solely because of the specific assets or business of any party to any of the Opinion Documents or any of its affiliates.

Based upon the foregoing and upon such other investigation as we have deemed necessary and subject to the qualifications set forth below, we are of the opinion that:

(1) The Loan Agreement constitutes the legal, valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms.

(2) Each of the Tranche A Notes and the Tranche B Notes, when executed and delivered, will constitute legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms.

Our opinions expressed above are subject to the following qualifications:

(A) Our opinions in paragraphs 1 and 2 above are subject to (i) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally (including without limitation all laws relating to fraudulent transfers) and (ii) possible judicial action giving effect to governmental actions or foreign laws affecting creditors' rights.

(B) Our opinions in paragraphs 1 and 2 above are subject to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

(C) Our opinions are limited to Generally Applicable Law.

(D) To the extent that the Borrower is now an agency or instrumentality of a foreign state that is entitled to immunity from jurisdiction of any court or from legal process with respect to itself or its property, any waiver by the Borrower of such immunity is subject to the limitations imposed by the United States Foreign Sovereign Immunities Act of 1976. We express no opinion as to the enforceability of any such waiver at a time in the future when the Borrower, that is not now such an agency or instrumentality shall become one.

(E) We express no opinion with respect to Section 8.07 of the Loan Agreement to the extent that such Section permits set off to be made without notice.

(F) We express no opinion with respect to the enforceability of indemnification provisions, or of release or exculpation provisions, contained in the Opinion Documents to the extent that enforcement thereof is contrary to public policy regarding the indemnification against or release or exculpation of criminal violations, intentional harm, violations of securities laws.

(G) We express no opinion with respect to the enforceability of any indemnity against loss in converting into a specified currency the proceeds or amount of a court judgment in another currency.

(H) We express no opinion with respect to Section 8.13 of the Agreement to the extent that such Section (i) contains a waiver of any objection based on inappropriate venue or *forum non conveniens* in any federal court of the United States, or (ii) implies that a federal court of the United States has subject matter jurisdiction.

(I) We express no opinion as to the effect of any provision of the Agreement or the Notes which is intended to permit modification thereof only by means of an agreement in writing signed by the parties thereto.

(J) We express no opinion with respect to the Spanish text of the Notes, or the proviso clauses in the seventeenth and twentieth paragraphs of the Notes.

(K) We express no opinion as to whether the terms of the Loan Agreement or of the Notes will control in the event of a conflict between one or more provisions of such documents.

A copy of this opinion letter may be delivered by any of you to any person that becomes a Lender in accordance with the provisions of the Loan Agreement. Any such person may rely on the opinions expressed above as if this opinion letter were addressed and delivered to such person on the date hereof.

This opinion letter is rendered to you in connection with the transactions contemplated by the Opinion Documents. This opinion letter may not be relied upon by you or any person entitled to rely on this opinion pursuant to the preceding paragraph for any other purpose without our prior written consent.

This opinion letter speaks only as of the date hereof. We expressly disclaim any responsibility to advise you of any development or circumstance of any kind, including any change of law or fact, that may occur after the date of this opinion letter even though such development or circumstance may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this opinion letter.

Very truly yours,

SCHEDULE A

EXHIBIT G - 5

FORM OF

ASSIGNMENT AND ACCEPTANCE

Reference is made to the U.S.$2,500,000,000 Loan Agreement, dated as of October 20, 2005 (as amended, supplemented or otherwise modified from time to time, the "Loan Agreement"), among TELÉFONOS DE MÉXICO, S.A. DE C.V. (the "Borrower"), the Lenders named therein and the other banks and financial institutions from time to time parties thereto as lenders (collectively, the "Lenders") and CITIBANK, N.A., as Administrative Agent for the Lenders (in such capacity, the "Administrative Agent"). Unless otherwise defined herein, capitalized terms defined in the Loan Agreement and used herein shall have the meanings given to them in the Loan Agreement.

The Assignor identified on Schedule 1 hereto (the "Assignor") and the Assignee identified on Schedule 1 hereto (the "Assignee") agree as follows:

The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Effective Date (as defined below), the interest described in Schedule 1 hereto (the "Assigned Interest") in and to the Assignor's rights and obligations under the Loan Agreement with respect to the credit facility contained in the Loan Agreement as set forth on Schedule 1 hereto (the "Assigned Facility"), in a principal amount for the Assigned Facility as set forth on Schedule 1 hereto.

The Assignor (a) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Agreement or any other document or instrument executed or furnished in connection with the Loan Agreement, or with respect to the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Agreement or any Note, other than that the Assignor has not created any adverse claim upon the interest being assigned by it hereunder and that such interest is free and clear of any such adverse claim; (b) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower, or any other obligor or the performance or observance by the Borrower, or any other obligor of any of their respective obligations under the Loan Agreement or any Note and (c) attaches the Note or Notes held by it evidencing the Assigned Facility and set forth on Schedule 1 hereto.

The Assignee (a) represents and warrants that it is legally authorized to enter into this Assignment and Acceptance; (b) confirms that it has received a copy of the Loan Agreement, together with copies of the financial statements delivered pursuant to Section 5.01 thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (c) agrees that it will, independently and without reliance upon the Assignor, the Administrative Agent, or any other

Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement or any Notes; (d) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Agreement, any Notes or any other instrument or document furnished pursuant hereto or thereto as are delegated to the Administrative Agent by the terms thereof, together with such powers as are incidental thereto; (e) agrees that it will be bound by the provisions of the Loan Agreement and will perform in accordance with its terms all the obligations which by the terms of the Loan Agreement are required to be performed by it as a Lender; and (f) represents and warrants that it is a financial institution which is (x) registered with the Ministry of Finance for purposes of Article 195-I of the Mexican Income Tax Law and (y) resident (or, if such entities are lending through a branch or an agency, the principal office of such entities are resident) for tax purposes in a jurisdiction with which Mexico has in effect a treaty for the avoidance of double taxation.

The effective date of this Assignment and Acceptance shall be the Effective Date of Assignment set forth on Schedule 1 hereto (the "Effective Date"). Following the execution of this Assignment and Acceptance by the Assignor and Assignee (and, if appropriate, consented to by the Borrower and the Administrative Agent), it will be delivered to the Administrative Agent for acceptance by it and recording by the Administrative Agent pursuant to the Loan Agreement, effective as of the Effective Date (which shall not, unless otherwise agreed to by the Administrative Agent, be earlier than five Business Days after the date of such acceptance and recording by the Administrative Agent).

Upon such acceptance and recording, from and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to the Effective Date or accrue subsequent to the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Administrative Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

From and after the Effective Date, (a) the Assignee shall be a party to the Loan Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and shall be bound by the provisions thereof and (b) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Loan Agreement.

This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed as of the date first above written by their respective duly authorized officers on Schedule 1 hereto.

SCHEDULE 1
TO ASSIGNMENT AND ACCEPTANCE

Name of Assignor: ______________________________

Name of Assignee: ______________________________

Effective Date of Assignment: ______________________________

Principal Amount Assigned	Applicable Tranche	Percentage Assigned of Tranche	Commitment Percentage Assigned[1]
$	[A][B]	%	%

[NAME OF ASSIGNEE]

By: ______________________________
Title:

Accepted for Recordation in Register:

CITIBANK, N.A.,
as Administrative Agent

By: ______________________________
Title:

[NAME OF ASSIGNOR]

By: ______________________________
Title:

[Consented to:

TELÉFONOS DE MÉXICO, S.A. DE C.V.

By: ______________________________
Title:]

---

1. Calculate the Commitment Percentage that is assigned to at least 15 decimal places and show as a percentage of the aggregate Commitments of all Lenders.

Management and Operation Services Agreement, entered into by and between Carso Global Telecom, S.A. de C.V., hereinafter "THE PROVIDER", represented by C.P. Armando Ibañez Vázquez, and Teléfonos de México, S.A. de C.V., hereinafter "TELMEX", represented by Ing. Jaime Chico Pardo, in accordance with the following recitals and clauses:

Recitals

1. "THE PROVIDER" states that:

a) It is a "*sociedad mercantil*" organized under the laws of the Mexican Republic with principal place of business at Insurgentes Sur 3500, Col. Peña Pobre, Delegación Tlalpan, Mexico City.

b) Its corporate purpose involves, among other activities, promoting, organizing and managing all kind of companies, commercial and civil ones and offering administrative services for organization, fiscal, legal and advising for companies.

c) It has the resources needed for the due rendering of the services pursuant to this agreement.

2. "TELMEX" states that:

a) It is a "*sociedad mercantil*" organized under the laws of the Mexican Republic with principal place of business at Parque Vía No. 190, Col. Cuauhtémoc, Delegación Cuauhtémoc, C.P. 06599, Mexico City.

b) Its corporate purpose is, in general, to build, install, maintain, operate and employ a Telephone and Telecommunications Public Network to render the public service of voice, sound, data, text and images signal conduction locally and through the domestic and international long distance service and the public service of basic telephony; to grant and obtain all kinds of technical, scientific and administrative consulting and assistance services and to enter into any agreement related to its corporate purpose and that are lawful for a "*sociedad anónima*".

c) It wishes to obtain the services that "THE PROVIDER" will provide to it in order to perform its operations in the best possible way.

Clauses

FIRST. "THE PROVIDER" hereby engages to provide "TELMEX" the consulting and advising services in the management and operation matters specified below:

1. Evaluation of all and each of the senior officers, positions and personnel of "TELMEX" and its affiliates;
2. Revision and, if any, restructuring of the labor agreements;
3. Technical, administrative and financial planning;
4. Implementation of administrative and operational systems and controls;

5. Investment planning and negotiating, optimization of profits obtained from the company's resources:
   a) To optimize the design of outside networks;
   b) To revise and optimize investments in equipment and outside networks.
6. Making of the "TELMEX" transformation programs to improve the operation, updating and growing aggressively "TELMEX"'s telephonic plant to enhance the quality of services as per the international standards;
7. Restructuring of policies regarding tariffs, commercial, technical and services issues;
8. Making of personnel relocation plans;
9. Organization and handling of the *"Instituto Nacional Tecnológico de Telmex, A.C."*;
10. Performance of real estate investment plans to reduce substantially their number and amounts;
11. Establishment of building procedures;
12. Assessment of the alternatives related to the technical and economic studies made in the different operational areas;

In general, regeneration, reorganizing and restructuring of "TELMEX" and its affiliates through the planning, performing and supervising of all of the company's areas.

The services above described shall be called hereinafter the "SERVICES".

SECOND. "TELMEX" does not delegate to "THE PROVIDER", in any way, authority that involves decision-making on the company's management and it remains in the sole discretion and under the exclusive responsibility of the Board of Directors, the Chief Executive Office and the Executive Committee of "TELMEX" to make the decisions about the company's management, without any interference by "THE PROVIDER".

THIRD. "THE PROVIDER" shall provide "SERVICES" with its own resources or through such other entities or individuals it can hire, provided that in this last case "THE PROVIDER" shall take all the responsibility for the entities or individuals it appoints.

FOURTH. "TELMEX" agrees to pay "THE PROVIDER" for the "SERVICES" rendered, a total amount equivalent in pesos of US$30,000,000.00 (thirty million dollars) plus the corresponding value added tax.

This remuneration shall be payable in a one-time payment before or on January 31, 2006.

The exchange rate to pay obligations in foreign currency payable in the Mexican Republic published in the "*Diario Oficial de la Federación*", shall be used to determine the amount in Mexican pesos to be paid.

If "TELMEX" requires additional services not included herein, "THE PROVIDER" shall charge such additional amount as may be agreed by the parties.

The invoices issued by "THE PROVIDER" for any payments made by "TELMEX" under the terms of this agreement, must meet the fiscal conditions required by the administrative or legal applicable regulations, including the express translation and separately, value added tax.

FIFTH. "THE PROVIDER" intends to fulfill in good faith and in the best possible way its obligations assumed hereunder and will render "THE SERVICES" with its own or other resources, taking unconditional and strict responsibility in respect of the personnel that it appoints for the rendering of "THE SERVICES", therefore "THE PROVIDER" shall be the sole responsible party for the labor or any other agreements entered into with such personnel; and, as the case may be, the payment of fees and others labor benefits as well as the contributions to the "*Instituto Mexicano del Seguro Social*", "*Infonavit*", and the income tax and other tax obligations; from disputes arising with such personnel and any other claim due to labor accidents or professional illnesses of such personnel.

"TELMEX" agrees that upon request of "THE PROVIDER", it shall grant sufficient mandates to directors, advisors and committee members of the latest, so that, if necessary, such individuals are able to perform "THE SERVICES" on behalf of "TELMEX", provided that there shall not be any labor relationship between such individuals and "TELMEX", but the previous paragraph shall apply in respect of the relationship among "THE PROVIDER" and its directors, advisors, and committee members.

SIXTH. This agreement shall be in effect during the period starting on January 1, 2006 and ending on December 31, 2006.

SEVENTH. All the issues related to the validity, interpretation and enforcement of this agreement, shall be governed by the Laws of Mexico, Federal District and Federal applicable Laws and for the resolution of any judgment arising in connection with the same, the parties expressly submit to the competent courts in Mexico, Federal District, waiving expressly any other jurisdiction by reason of their nationality, address or residence.

This agreement is drawn in two counterparts and executed in Mexico City, Federal District on January 2, 2006.

"THE PROVIDER" Carso Global Telecom, S.A. de C.V.	"TELMEX" Teléfonos de México, S.A. de C.V.
/s/ Armando Ibañez Vázquez	/s/ Jaime Chico Pardo
C.P. Armando Ibañez Vázquez Attorney in fact	Ing. Jaime Chico Pardo Chief Executive Officer

Witness

/s/ Francisco Angeles Mayorga

C.P. Francisco Angeles Mayorga

Exhibit 4.5

FIFTH AMENDMENT TO MANAGEMENT SERVICES AGREEMENT

Between

SBC INTERNATIONAL MANAGEMENT SERVICES, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter "SBCI-MSI", with Permanent Establishment in Mexico. Establishment in the terms provided in the Income Tax Law with address at Parque Vía 190-12th floor, Colonia Cuauhtémoc 06599 Mexico, D. F.

and

TELEFONOS DE MEXICO, S.A. DE C.V.

A corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F., hereinafter "TELMEX".

This FIFTH AMENDMENT TO MANAGEMENT SERVICES AGREEMENT, is made to be effective as of December 31, 2005 (this "Amendment"), between SBC INTERNATIONAL MANAGEMENT SERVICES, INC., a corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, with Permanent Establishment in the United Mexican States under the Income Tax Law with address at Parque Via 190-12th floor, Colonia Cauahtémoc 06599 Mexico, D. F. (hereinafter "SBCI-MSI") and TELEFONOS DE MEXICO, S.A. DE C.V., a corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F. (hereinafter "TELMEX").

WHEREAS, SBCI-MSI and TELMEX entered into that certain Management Services Agreement dated January 2, 2001, as amended by that certain First Amendment to Management Services Agreement dated as of March 1, 2002, that Second Amendment to Management Services Agreement dated as of January 1, 2003, that Third Amendment to Management Services Agreement dated as of November 6, 2003 and that Fourth Amendment to Management Services Agreement dated as of January 31, 2005 (as amended, the "MSA"); and

WHEREAS, SBCI-MSI and TELMEX desire to extend the term of and amend the MSA as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

SECTION 1. The parties agree that the first sentence of clause Sixth of the MSA is hereby amended to read as follows: "This agreement shall be in effect during the period starting on January 1, 2001 and ending on December 31, 2006."

SECTION 2. In accordance with the terms of Clause FOURTH of the MSA, TELMEX shall pay SBCI-MSI NINE MILLION US DOLLARS (US$9,000,000.00) plus value added tax for the sixth year of the initial term of the MSA (as such term has been extended by this Amendment) in compensation for services rendered by SBCI-MSI thereunder. TELMEX shall make this Nine Million US Dollar (US$9,000,000.00) payment to SBCI-MSI plus value added tax in a one-time payment on February 28, 2006 through wire transfer of immediately available funds payable in United States Dollars to a bank account designated by SBCI-MSI. Six months prior to the sixth anniversary of the commencement of the initial term of the original MSA, the parties shall begin consultations and use best efforts to agree on compensation to be paid SBCI-MSI for the remaining term of the MSA.

SECTION 3. This Amendment and the MSA hereby are each confirmed as being in full force and effect.

SECTION 4. This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 5. For interpretation and fulfillment of this Amendment, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have jurisdiction over them by reason of their current or future address.

This agreement is entered in Mexico City, Federal District on January 4, 2006 to be effective as of December 31, 2005.

SBC INTERNATIONAL MANAGEMENT SERVICES INC.	TELEFONOS DE MEXICO, S.A. DE CV.
/s/ Rick Resnick	/s/ Ing. Jaime Chico Pardo
By: Rick Resnick President SBCI – Mexico	By: Ing. Jaime Chico Pardo Director General

Exhibit 7.1

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
Thousands of Mexican pesos with purchasing power at December 31, 2005

CONCEPT	2001	2002	2003	2004	2005
Mexican GAAP:					
Income before income tax and employee profit sharing	45,355,450	37,462,905	38,551,738	44,570,775	43,358,272
Fixed charges :					
Interest expense	7,896,859	6,832,612	6,003,161	6,196,196	7,339,696
Earnings under Mexican GAAP	53,252,309	44,295,517	44,554,899	50,766,971	50,697,968
Mexican GAAP:					
Employee profit sharing	3,368,906	3,393,131	2,809,923	2,916,174	2,863,685
U.S. GAAP adjustments:					
Total U.S. GAAP adjustments, net	(3,688,864)	(1,930,261)	(807,666)	412,625	(1,950,217)
Deferred income tax	(60,088)	(301,065)	(277,819)	1,899,558	136,170
Interest capitalized during the period	679,208	397,796	107,088	56,137	104,364
Depreciation of capitalized interest	(544,829)	(511,214)	(597,299)	(578,732)	(570,601)
Equity in results of affiliates					250,432
Minority interest				16,276	(420,174)
U.S. GAAP adjustments without deferred income tax and capitalized interest	(3,763,155)	(1,515,778)	(39,636)	(980,614)	(1,450,408)
Earnings under U.S. GAAP	46,120,248	39,386,608	41,705,340	46,870,183	46,383,875
Fixed charges:					
Interest expense under U.S. GAAP	7,217,651	6,434,816	5,896,073	6,140,059	7,235,332
Interest capitalized during the period	679,208	397,796	107,088	56,137	104,364
Fixed charges under U.S. GAAP	7,896,859	6,832,612	6,003,161	6,196,196	7,339,696
RATIO OF EARNINGS TO FIXED CHARGES:					
Mexican GAAP	**6.7**	**6.5**	**7.4**	**8.2**	**6.9**
U.S. GAAP	**5.8**	**5.8**	**6.9**	**7.6**	**6.3**

Exhibit 8.1

Significant Subsidiaries and Investees

The following table sets forth our significant subsidiaries and investees accounted for using the equity method:

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%	Intermediate holding company
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0%	Producer of yellow pages directories
Compañía de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0%	Real estate company owning our facilities
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0%	Supplier of telecommunications network integration services and information systems
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0%	Fixed-line network concessionaire for the state of Baja California Norte and the San Luis Rio Colorado region of the state of Sonora
Uninet, S.A. de C.V.	Mexico	100.0%	Provider of corporate networks services and Internet access to Telmex and corporate customers
Telmex USA, L.L.C.	Delaware	100.0%	Authorized reseller of long distance services and holder of FCC authorization to provide facility-based long distance services in the United States

Name of Company	Jurisdiction of Establishment	Percentage of Ownership and Voting Interest	Description
Embratel Participações S.A.	Brazil	97.3%(1)	Intermediate holding company of subsidiary that provides domestic and international long distance, local and data services in Brazil
Telmex do Brasil, Ltda.	Brazil	97.3%(2)	Provider of telecommunications services to corporate customers in Brazil
Net Serviços de Comunicação S.A.	Brazil	31.0%(2)(3)(4)	Provider of cable television and local telephone services and bidirectional broadband Internet access in Brazil
Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	96.3%(1)(2)	Provider of domestic and international long distance, local and data services in Brazil
Star One S.A.	Brazil	77.1%(2)	Provider of satellite services in Brazil
PrimeSys Soluções Empresariais S.A.	Brazil	96.3%(2)	Provider of high level value-added services, such as net integration and outsourcing
Telmex Chile Holding, S.A.	Chile	100.0%	Holding company for assets acquired from AT&T Latin America Corp. in Chile
Telmex Corp. S.A. (formerly Chilesat Corp S.A.)	Chile	99.7%	Intermediate holding company whose subsidiaries provide long distance, Internet and data network services in Chile
Techtel-LMDS Comunicaciones Interactivas, S.A.	Argentina	100.0%	Provider of wireless voice, data and video transfer services and local and long distance fixed-line voice services in Argentina
Telmex Argentina S.A.	Argentina	100.0%	Provider of telecommunications services to corporate customers in Argentina
Metrored Telecomunicaciones S.R.L.	Argentina	100.0%	Provider of data services in Argentina
Telmex Colombia S.A.	Colombia	100.0%	Provider of telecommunications services to corporate customers in Colombia
Telmex Perú S.A.	Peru	100.0%	Provider of telecommunications services to corporate customers in Peru
Grupo Telvista S.A. de C.V.	Mexico	45.0%(3)	Provider of telemarketing services in the United States and Mexico

(1) Corresponds to Telmex's voting interest. Our effective ownership of the total capital of Embratel Participações S.A. is 72.3% and of Empresa Brasileira de Telecomunicações S.A. – EMBRATEL is 71.6%.
(2) Corresponds to Telmex's indirect interest, held through Embratel Participações S.A.
(3) Investments accounted for using the equity method.
(4) Corresponds to interest in total capital.

Exhibit 12.1

CERTIFICATION

I, Jaime Chico Pardo, certify that:

1. I have reviewed this Annual Report on Form 20-F of Teléfonos de México, S.A. de C.V.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2006

/s/ Jaime Chico Pardo

Jaime Chico Pardo
Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Adolfo Cerezo Pérez, certify that:

1. I have reviewed this Annual Report on Form 20-F of Teléfonos de México, S.A. de C.V.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the Annual Report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 30, 2006

/s/ Adolfo Cerezo Pérez

Adolfo Cerezo Pérez
Chief Financial Officer

Exhibit 13.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Teléfonos de México, S.A. de C.V., a *sociedad anónima de capital variable* organized under the laws of Mexico (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2006

/s/ Jaime Chico Pardo
Name: Jaime Chico Pardo
Title: Chief Executive Officer

Dated: June 30, 2006

/s/ Adolfo Cerezo Pérez
Name: Adolfo Cerezo Pérez
Title: Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-111040) of Teléfonos de México, S.A. de C.V. and in the related prospectus of our report dated March 6, 2006, except for Notes 2 and 15g), as to which the date is April 7, 2006, and Notes 6 and 19, as to which the date is May 19, 2006, with respect to the consolidated financial statements of Teléfonos de México, S.A. de C.V. included in this Annual Report (Form 20-F) for the year ended December 31, 2005.

Mancera, S.C.,
A Member Firm of
Ernst & Young Global

/s/ Fernando Espinosa López

C.P.C. Fernando Espinosa López

Mexico City, Mexico
June 26, 2006